EXHIBIT 2.4

                      IN THE UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF DELAWARE

----------------------------------------------------
In re:                                             :    Chapter 11
                                                   :
AMERICAN BANKNOTE CORPORATION,                     :    Case No.: 05-10174 (PJW)
                                                   :
                           Debtor.                 :
                                                   :
----------------------------------------------------



          AMENDED DISCLOSURE STATEMENT WITH RESPECT TO DEBTOR'S AMENDED PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE
         --------------------------------------------------------------


                           ANDREWS KURTH LLP
                           Paul Silverstein, Esq.
                           Richard Baumfield, Esq.
                           450 Lexington Avenue, 15th Floor
                           New York, NY 10017
                           Tel:  (212) 850-2800
                           Fax: (212) 850-2929

                                      -and-

                           COOCH AND TAYLOR Adam Singer, Esq.
                           824 Market Street Mall, 10th Floor
                           Wilmington, DE 19801
                           Tel: (302) 652-3641
                           Fax: (302) 652-5379

                           CO-COUNSEL FOR AMERICAN BANKNOTE
                           CORPORATION, DEBTOR AND DEBTOR-IN-
                           POSSESSION



Dated:            Wilmington, Delaware
                  February 22, 2005

                                   DISCLAIMER

         ALL CREDITORS AND EQUITY INTEREST HOLDERS ARE ADVISED AND ENCOURAGED TO READ THIS DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT, INCLUDING THE FOLLOWING SUMMARY, ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN AND OTHER EXHIBITS ANNEXED TO THE PLAN AND THE DISCLOSURE STATEMENT. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE ONLY AS OF THE DATE HEREOF, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THE DATE HEREOF.

         THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND RULE 3016 OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AND NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER APPLICABLE LAW. THIS DISCLOSURE STATEMENT HAS NEITHER BEEN APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING, OR TRANSFERRING SECURITIES OF THE DEBTOR SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSES FOR WHICH THEY WERE PREPARED.

         AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS, AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION, OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS.

         THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE PLAN AND MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN. THE DESCRIPTIONS SET FORTH HEREIN OF THE ACTIONS, CONCLUSIONS OR RECOMMENDATIONS OF THE DEBTOR OR ANY OTHER PARTY IN INTEREST HAVE BEEN SUBMITTED TO OR APPROVED BY SUCH PARTY, BUT NO SUCH PARTY MAKES ANY REPRESENTATION REGARDING SUCH DESCRIPTIONS.

         THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY NONBANKRUPTCY PROCEEDING INVOLVING THE DEBTOR OR ANY OTHER PARTY, NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES, OR OTHER LEGAL EFFECTS OF THE REORGANIZATION AS TO HOLDERS OF CLAIMS AGAINST OR EQUITY INTERESTS IN THE DEBTOR.

                                TABLE OF CONTENTS

         A.       Plan Overview..............................................vii

         B.       Plan Negotiation and Implementation.........................xi

         C.       Hypothetical Distributions................................xiii

         D.       Summary of Post-Confirmation Operations...................xiii

I. INTRODUCTION................................................................1

         A.       Holders of Claims and Equity Interests Entitled to Vote......2

         B.       Voting Procedures............................................3

         C.       Special Note for Holders of Notes or Equity Interests
                  Entitled to Vote on the Plan.................................4

         D.       Procedures for Holders of Class 4 (Note Convenience Claim)
                  Distribution Election........................................6

         E.       Confirmation Hearing.........................................6

II. THE DEBTOR'S HISTORY AND REASONS FOR ITS CHAPTER 11 FILING.................7

         A.       Introduction.................................................7

         B.       The Debtor's Business and Organizational Structure...........8

         C.       The Prior Chapter 11 Case...................................13

         D.       Outstanding Securities......................................14

         E.       Events Leading to the Filing of this Chapter 11 Case........15

         F.       Purposes and Effects of the Plan............................16

III. SIGNIFICANT EVENTS DURING THE CHAPTER 11 CASE............................16

         A.       Continuation of Business....................................16

         B.       First Day Orders............................................16

         C.       Retention of Professionals..................................17

         D.       Claims Bar Date.............................................17

         E.       Statutory Committee.........................................17

IV. THE PLAN OF REORGANIZATION................................................17

         A.       Classification and Treatment of Claims and Equity
                  Interests...........................18

         B.       Securities to be Issued Under the Plan......................21

         C.       Means of Implementation.....................................22

         D.       Provisions Governing Distributions..........................24

         E.       Procedures for Treating Disputed Claims Under the Plan......29

         F.       Provisions Governing Executory Contracts And
                  Unexpired Leases............................................29

         G.       Conditions Precedent to Effective Date......................31

         H.       Effect of Confirmation......................................31

         I.       Retention of Jurisdiction...................................33

         J.       Miscellaneous Provisions....................................35

V. CONFIRMATION AND CONSUMMATION PROCEDURE....................................37

         A.       Solicitation of Votes.......................................37

         B.       The Confirmation Hearing....................................37

         C.       Confirmation................................................38

         D.       Valuation of Reorganized Debtor.............................41

         E.       Consummation................................................43

VI. MISCELLANEOUS DISCLOSURE ITEMS............................................43

         A.       Executive Health Benefit Plan Settlement....................43

         B.       Supplemental Executive Retirement Plan......................45

         C.       Cantor Consulting Agreement.................................46

         D.       Assumption of Weissman Consulting, Non-Competition, and
                  Termination Agreement.......................................46

         E.       Assumption of Executives' Contracts.........................46

         F.       USDA Claim..................................................46

         G.       Brazilian Tax Claims........................................47

         H.       Lithuania Claim.............................................47

         I.       Anatel Fine.................................................47

VII. MANAGEMENT OF REORGANIZED DEBTOR.........................................48

         A.       Board of Directors and Management...........................48

         B.       Stock Incentive Plan........................................49

VIII. THE EXIT FINANCING AGREEMENT............................................50

IX. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN.................51

         A.       Continuation of the Chapter 11 Case.........................51

         B.       Liquidation.................................................51

         C.       Alternative Plan of Reorganization..........................51

X. APPLICABILITY OF FEDERAL AND OTHER SECURITIES LAWS TO THE NEW ISSUED
   COMMON STOCK AND NEW NOTES TO BE DISTRIBUTED UNDER THE PLAN................52

         A.       New Issued Common Stock to be Issued to Holders of Claims
                  and Equity Interests Under the Plan.........................52

         B.       New Issued Common Stock to be Distributed in Accordance
                  with the Exit Financing Agreement...........................53

         C.       Reorganized Debtor Will No Longer be a Public Company.......55

         D.       New Notes to be Issued to Holders of Note Convenience
                  Claims Under the Plan.......................................55

         E.       Stockholders' Agreement.....................................56

         F.       Reorganization Values.......................................56

XI. RISK FACTORS TO BE CONSIDERED.............................................57

         A.       Significant Holders.........................................57

         B.       Lack of Established Market for New Common Stock.............57

         C.       Dividend Policies...........................................58

         D.       Projected Financial Information.............................58

         E.       Competitive Conditions and Technological Change.............59

         F.       Maintenance of Operations and Post-Petition Financing.......59

         G.       Reorganized Debtor will be a Private Company................59

         H.       Certain Bankruptcy Considerations...........................59

XII. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN......................60

         A.       Federal Income Tax Consequences to the Debtor...............61

         B.       Federal Income Tax Consequences to Holders of Claims
                  and Equity Interests........................................62

XIII. CONCLUSION AND RECOMMENDATION...........................................69

                        EXHIBITS TO DISCLOSURE STATEMENT

     EXHIBIT A             Debtor's Amended Plan of Reorganization Under Chapter
                           11 of the Bankruptcy Code

     EXHIBIT B             Order of the Bankruptcy Court dated February 24,
                           2005 approving, among other things, the Amended
                           Disclosure Statement and establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan.

     EXHIBIT C             Form 10-K for the Debtor for Fiscal Year Ended
                           December 31, 2003

     EXHIBIT D             Form 10-Q for the Debtor for Fiscal Quarter Ended
                           September 30, 2004

     EXHIBIT E             Liquidation Analysis

     EXHIBIT F             Projected Financial Information

     EXHIBIT G             Assumed Employment Contracts

                                EXECUTIVE SUMMARY

         American Banknote Corporation ("ABN" or the "Debtor") filed a petition for relief under Chapter 11 of the United States Bankruptcy Code ("Bankruptcy Code") on January 19, 2005. On February 22, 2005, the Debtor filed its amended plan of reorganization (the "Plan"), which sets forth the manner in which Claims against and Equity Interests in the Debtor will be treated following the Debtor's emergence from Chapter 11. This Disclosure Statement describes certain aspects of the Plan, the Debtor's business operations, significant events occurring in its Chapter 11 case, and related matters.

         This Executive Summary is intended solely as a summary of the distribution provisions of the Plan and certain matters related to the Debtor's business. FOR A COMPLETE UNDERSTANDING OF THE PLAN, YOU SHOULD READ THE DISCLOSURE STATEMENT, THE PLAN, AND THE EXHIBITS THERETO IN THEIR ENTIRETY. Capitalized terms used in the Disclosure Statement and not otherwise defined herein have the meanings ascribed to them in the Disclosure Statement and the Plan.

A.       PLAN OVERVIEW.

         A Claim or Equity Interest is placed in a particular class for the purposes of voting on the Plan and for receiving distributions pursuant to the Plan only to the extent that such Claim or Equity Interest is an Allowed Claim or an Allowed Equity Interest in that Class and such Claim or Equity Interest has not been paid, released or otherwise settled prior to the Distribution Date. In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims of the kinds specified in sections 507(a)(1) and 507(a)(8) of the Bankruptcy Code, respectively, have not been classified. Under the Plan, all other Claims against and Equity Interests in the Debtor have been placed into nine (9) Classes and will receive the distributions and recoveries (if any) described in the table below. The estimated recoveries assume that 10,000,000 shares of New Issued Common Stock, having an approximate initial aggregate value of $114,000,000.00 (after receipt of the Exit Financing and deducting long term indebtedness of the Reorganized Debtor and Cash payments to be made under the Plan), will be issued under the Plan. The estimated recoveries set forth below give effect to any dilution resulting from all of the New Issued Common Stock issuances contemplated in the Plan. As indicated above, there can be no assurance that such estimated values and recoveries for the New Issued Common Stock is accurate or reliable. SEE Section X, "Applicability Of Federal And Other Securities Laws To The New Issued Common Stock And New Notes To Be Distributed Under The Plan."

Summary Of Anticipated Distributions Under The Plan

-------------------------------------- -----------------------------------------
          CLASS DESCRIPTION                     TREATMENT UNDER THE PLAN
-------------------------------------- -----------------------------------------
Administrative Claims                  UNIMPAIRED - On the Distribution Date,
ESTIMATED AMOUNT: $3,500,000           except as otherwise provided in the Plan,
                                       each holder of an Allowed Administrative
                                       Claim will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed
                                       Administrative Claim (a) Cash equal to
                                       the unpaid portion of such Allowed
                                       Administrative Claim or (b) such other
                                       treatment as to which the Debtor and such holder have agreed upon in writing;
                                       PROVIDED, HOWEVER, that Allowed
                                       Administrative Claims with respect to
                                       liabilities incurred by the Debtor in the ordinary course of business during the Chapter 11 Case will be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

                                       ESTIMATED RECOVERY - 100%
-------------------------------------- -----------------------------------------
Priority Tax Claims                    UNIMPAIRED - Each holder of an Allowed
ESTIMATED AMOUNT:  NONE                Priority Tax Claim will receive, at the
                                       sole discretion of the Debtor and in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Priority Tax Claim, in the sole discretion of the Debtor (a) Cash equal to the unpaid portion of such Allowed
                                       Priority Tax Claim on the Distribution
                                       Date, (b) deferred Cash payments over a
                                       period not exceeding six (6) years after the date of assessment of such Allowed
                                       Priority Tax Claim in an aggregate
                                       principal amount equal to the amount of
                                       such Allowed Priority Tax Claim, plus
                                       interest on the unpaid portion thereof,
                                       as provided in section 1129(a)(9)(C) of
                                       the Bankruptcy Code, or (c) such other
                                       treatment as to which the Debtor and such holder have agreed upon in writing.

                                       ESTIMATED RECOVERY - 100%
-------------------------------------- -----------------------------------------
Class 1 - Other Priority Claims        UNIMPAIRED - On the Distribution Date,
ESTIMATED AMOUNT: NONE                 each holder of an Allowed Class 1 Other
                                       Priority Claim will receive, in full
                                       satisfaction, settlement, release, and
                                       discharge of and in exchange for such
                                       Allowed Class 1 Other Priority Claim, in the sole discretion of the Debtor, either
                                       (a) Cash equal to the unpaid portion of
                                       such Allowed Class 1 Other Priority Claim or (b) such other treatment as to which Debtor and such holder will have agreed upon in writing.

                                       ESTIMATED RECOVERY - 100%
-------------------------------------- -----------------------------------------

-------------------------------------- -----------------------------------------
          CLASS DESCRIPTION                     TREATMENT UNDER THE PLAN
-------------------------------------- -----------------------------------------
Class 2 - Miscellaneous Secured        UNIMPAIRED - On the Distribution Date,
Claims                                 or as soon thereafter as is practicable,
ESTIMATED AMOUNT: DE MINIMIS           with respect to each Allowed Class 2
                                       Miscellaneous Secured Claim, (i) the
                                       Debtor or Reorganized Debtor shall Cure
                                       any default with respect to such Claim
                                       that occurred before or after the
                                       Petition Date, (ii) the maturity of such Claim shall be Reinstated as such maturity existed before any such default, (iii) the holder of such Claim shall be compensated for any damages incurred as a result of any reasonable reliance by the holder on any right to accelerate its Claim, and (iv) the legal, equitable and contractual rights of such holder will not otherwise be altered.

                                       ESTIMATED RECOVERY - 100%
-------------------------------------- -----------------------------------------
Class 3 - Note Claims                  IMPAIRED - On the Distribution Date,
ESTIMATED AMOUNT (PRINCIPAL AND        each holder of an Allowed Class 3 Note
INTEREST AS OF DECEMBER 31, 2004):     Claim will receive, in full
$95,477,500                            satisfaction, settlement, release, and
                                       discharge of and in exchange of such
                                       Allowed Note Claim its Ratable Portion
                                       of 7,920,884 shares of the New Issued
                                       Common Stock.

                                       ESTIMATED RECOVERY - Approximately 95%
-------------------------------------- -----------------------------------------
Class 4 - Note Convenience Claims      IMPAIRED - On the Distribution Date,
ESTIMATED AMOUNT (PRINCIPAL AND        each holder of an Allowed Class 4 Note
INTEREST AS OF DECEMBER 31, 2004):     Convenience Claim will receive, in full
$10,022,500                            satisfaction, settlement, release and
                                       discharge of and in exchange for such
                                       Allowed Note Convenience Claim, at such
                                       holders' election: (a) Cash in an amount equal to sixty percent (60%) of such holder's Allowed Class 4 Note
                                       Convenience Claim, or (b) New Notes
                                       equal to one hundred percent (100%) of
                                       the holder's Claim.

                                       If a holder of an Allowed Class 4 Note
                                       Convenience Claim fails to make an
                                       election in accordance with the
                                       foregoing paragraph, such holder shall
                                       be deemed to have elected to receive the treatment set forth in section 4.4(a) of the Plan, which provides that holders of Allowed Class 4 Note Convenience Claims will reserve Cash in an amount equal to sixty percent (60%) of such holder's Allowed Class 4 Note Convenience Claim.

                                       ESTIMATED RECOVERY - 60% UNDER CASH
                                       ELECTION OR 100% UNDER THE NOTE ELECTION
-------------------------------------- -----------------------------------------
Class 5 - Miscellaneous Unsecured      UNIMPAIRED - On the Distribution Date,
Claims                                 each holder of an Allowed Miscellaneous
ESTIMATED AMOUNT: NONE                 Class 5 Unsecured Claim will be paid in
                                       full in Cash; PROVIDED HOWEVER, that
                                       Allowed Miscellaneous Class 5 Unsecured
                                       Claims with respect to liabilities
                                       incurred by the Debtor in the ordinary
                                       course of business will be paid in the
                                       ordinary course of business in
                                       accordance with the terms and conditions of any agreements relating thereto.

                                       ESTIMATED RECOVERY - 100%
-------------------------------------- -----------------------------------------
Class 6 - SERP Claims                  IMPAIRED - On the Distribution Date,
ESTIMATED AMOUNT: UNKNOWN              each holder of an Allowed Class 6 SERP
                                       Claim will receive in full satisfaction, settlement, release and discharge of and in exchange for such Allowed SERP Claim the Class 6 Distribution.

                                        ESTIMATED RECOVERY - UNDETERMINED
-------------------------------------- -----------------------------------------
Class 7 - Equity  Interests            IMPAIRED - All Equity Interests will be
                                       cancelled on the Effective Date, and on
                                       the Distribution Date, each holder of
                                       Allowed Class 7 Equity Interests, other
                                       than DE MINIMIS Equity Holders, will
                                       receive, in full satisfaction,
                                       settlement, release, and discharge of
                                       and in exchange for its Allowed Class 7
                                       Equity Interests, its Ratable Portion of approximately 207,402 shares of New
                                       Issued Common Stock and approximately $4 million in Cash.

                                       ESTIMATED RECOVERY - 207,402 SHARES OF
                                       NEW ISSUED COMMON STOCK AND
                                       APPROXIMATELY $4 MILLION IN CASH
-------------------------------------- -----------------------------------------
Class 8 - DE MINIMIS Equity Holders    IMPAIRED - All Equity Interests held by
                                       DE MINIMIS Equity Holders will be
                                       cancelled on the Effective Date, and on
                                       the Distribution Date, each DE MINIMIS
                                       Equity Holder will receive, in full
                                       satisfaction, settlement, release, and
                                       discharge of and in exchange for its
                                       Allowed Equity Interests its Ratable
                                       Portion of approximately $1 million in
                                       Cash.

                                       THE DISTRIBUTIONS TO HOLDERS OF CLASS 8
                                       INTERESTS (DE MINIMIS EQUITY HOLDERS)
                                       WILL BE OF AN EQUIVALENT VALUE TO THE
                                       DISTRIBUTIONS RECEIVED BY HOLDERS OF
                                       CLASS 7 INTERESTS (EQUITY INTEREST),
                                       EXCEPT THAT SUCH DISTRIBUTIONS WILL BE
                                       SOLELY IN CASH.

                                        ESTIMATED RECOVERY - APPROXIMATELY $1
                                        MILLION IN CASH
-------------------------------------- -----------------------------------------
Class 9 - Other Equity Interests       IMPAIRED - Other Equity Interests will be
                                       cancelled on the Effective Date and
                                       holders of Other Equity Interests will
                                       receive no distribution under the Plan.

                                       ESTIMATED RECOVERY - 0%
-------------------------------------- -----------------------------------------

         After careful review of the Debtor's current business operations, estimated recoveries in a liquidation scenario, and prospects as an ongoing business, the Debtor has concluded that the recovery to creditors and Equity Interest holders will be maximized by the Debtor's continued operation as a going concern. The Debtor believes that its business and assets have significant value that would not be realized in the liquidation of the Debtor, either in whole or in substantial part. According to the liquidation analysis prepared by the Debtor, the Debtor is worth considerably more to its creditors in general as a going concern.

B.       PLAN NEGOTIATION AND IMPLEMENTATION.

         1.       NEGOTIATIONS.

         The terms of the Plan were negotiated between the Debtor and the largest holders of the Notes and Old Common Stock (i.e. the AD HOC Committee). All of the members of the AD HOC Committee are affiliated with certain of the Debtor's Directors. These negotiations with the AD HOC Committee took place over several months prior to the Petition Date.

         The following table lists the AD HOC Committee members (grouped by affiliated entities), their respective holdings of the Debtor's Notes and Old Common Stock, which director they are affiliated with and the amount of money each is contributing under the Exit Financing Agreement.

--------------------------------------- --------------------------------- ---------------------- -------------------
AD HOC COMMITTEE MEMBER                  AMOUNT OF NOTES AND OLD COMMON    AFFILIATED DIRECTOR     EXIT FINANCING
                                                  STOCK OWNED                                       CONTRIBUTION
--------------------------------------- --------------------------------- ---------------------- -------------------
Bay Harbour 90-1 Ltd.                   NOTES:  $40.4 million             Steven Van Dyke         $2,000,000
Bay Harbour Partners, Ltd.
Trophy Hunter Investments, Ltd.         OLD COMMON STOCK: 5,187,253
D Quant Fund LLC                        (42.2%)
Ann Van Dyke
Steven Van Dyke
--------------------------------------- --------------------------------- ---------------------- -------------------
Lloyd I. Miller                         NOTES:  $21.8 million             Lloyd I. Miller, III    $2,000,000
Lloyd I. Miller Pension Plan
Lloyd I. Miller IRA                     OLD COMMON STOCK:  837,205
Dail E. Miller IRA                      (6.8%)
Milfam II, L.P.
Milfam LLC
Dorothy Miller
Kimberley S. Miller Trust
--------------------------------------- --------------------------------- ---------------------- -------------------
Remus Holdings LLC                      NOTES:  $12.1 million             Steven Singer           $2,000,000
Castor Investments L.L.C.
Pollux Investments LLC                  OLD COMMON STOCK:  2,263,690
Singer Children's Management Trust      (18.4%)
--------------------------------------- --------------------------------- ---------------------- -------------------
Highland Capital Management             NOTES:  $2.5 million              James Dondero           $10,000,000

                                        OLD COMMON STOCK:  2,012,576
                                        (16.4%)
--------------------------------------- --------------------------------- ---------------------- -------------------

         2.       PLAN TERMS.

         The purpose of the Plan is to restructure the existing debt obligations of the Debtor by converting the majority of the Notes to New Issued Common Stock in the Reorganized Debtor. After such conversion, it is anticipated that the Reorganized Debtor will have less than 300 holders of the New Issued Common Stock, thereby allowing the Reorganized Debtor to elect to become a private company. As a result, the Reorganized Debtor will have no public financial reporting requirements.

         Pursuant to the Plan, the following entities are contributing additional capital ($16 million) under the Exit Financing Agreement to the Debtor to facilitate its reorganization: Bay Harbour Partners, Ltd. ($2 million), Lloyd I. Miller, III ($2 million), Pollux Investments LLC ($2 million) and Highland Capital Management L.P. ($10 million). This infusion of capital will give the Debtor the liquidity it needs to accomplish its reorganization.

         3.       ANTICIPATED OWNERSHIP OF REORGANIZED DEBTOR.

         On the Effective Date, the Reorganized Debtor will have up to approximately $10 million of New Notes outstanding(1) and 10 million shares of New Issued Common Stock outstanding. The following amounts of New Issued Common Stock will be held by members of the AD HOC Committee after the Effective Date:(2)

--------------------------------------- ------------------------------------
AD HOC COMMITTEE MEMBER                  AMOUNT OF NEW ISSUED COMMON STOCK

--------------------------------------- ------------------------------------
Bay Harbour Partners, Ltd.              3,688,735 (36.8%)
(and affiliates)
--------------------------------------- ------------------------------------
Lloyd I. Miller (and affiliates)        2,058,859 (20.6%)
--------------------------------------- ------------------------------------
Remus Holdings LLC                      1,282,913 (12.8%)
(and affiliates)
--------------------------------------- ------------------------------------
Highland Capital Management             1,417,503 (14.2%)
--------------------------------------- ------------------------------------


----------------

1 This is based on the assumption that 9.55% of the Notes are held by entities who will fall into Class 4 (Note Convenience Claims). The amount of New Notes will be reduced to the extent that Class 4 Note Convenience Claim holders make the Cash election under section 4.4(a) of the Plan.

2 The amount of New Issued Common Stock reflected in the table is from distributions the parties will receive under the Plan (including distributions resulting from participation in the Exit Financing Agreement). The amounts set forth in the table are based upon a number of assumptions including (i) 9.55% of the holders of the Notes fall into Class 4 (Note Convenience Claims) and (ii) 87.5% of the holders of Old Common Stock fall into Class 7 (Equity Interests). These assumptions were estimated by the Debtor and actual numbers may vary significantly.

C.       HYPOTHETICAL DISTRIBUTIONS

         Assuming that (i) 87.5% of the holders of Old Common Stock fall into Class 7 (Equity Interests) and (ii) 9.55% of the holders of the Notes fall into Class 4 (Note Convenience Claims), the following distributions will be made under the Plan:

                  a. Class 3 - Note Claims: For every $1,000 of Allowed Claim, Claimants in this Class will receive approximately 83 shares of New Issued Common Stock;

                  b. Class 4 - Note Convenience Claims: Holders of Notes in this Class will receive either (at their election): (i) a New Note for the full amount of their Claim or (ii) Cash equal to 60% of their Allowed Claim;

                  c. Class 5 - Miscellaneous Unsecured Claims: Claimants in this Class will receive Cash equal to 100% of their Allowed Claim;

                  d. Class 6 - SERP Claims: Each Claimant in this Class will receive Cash equal to the value of any amounts which such holder was entitled to receive in the calendar year prior to the Petition Date pursuant to any non-qualified supplemental executive retirement plan that was outstanding as of the Petition Date. The total entitlements under the Debtor's SERP in the year prior to the Petition Date was approximately $25,000;

                  e. Class 7 - Equity Interests: For every 1,000 shares, holders of Old Common Stock who are in Class 7 - Equity Interests, will receive approximately (i) 20 shares of New Issued Common Stock; plus (ii) $394.52 in Cash;

                  f. Class 8 - De Minimis Equity Holders: For every 1,000 shares, holders of Old Common Stock who are in Class 8 - DE MINIMIS Equity Holders will receive approximately $622.43 in Cash;

                  g.       Class 9 - Other Equity Interests: No distribution.

D.       SUMMARY OF POST-CONFIRMATION OPERATIONS.

         Attached hereto as EXHIBIT F are financial statements that project the financial performance of the Reorganized Debtor, on a consolidated basis with its subsidiaries, through December 31, 2007. These projections are based on the current business plan for the Reorganized Debtor. These projections were based upon information available as of December 31, 2004, and reflect the subsequent operating performance of the subsidiaries. For context, copies of the Form 10-K for the Debtor for Fiscal Year Ended December 31, 2003 and the Form 10-Q for the Debtor for Fiscal Quarter Ended September 30, 2004 are annexed hereto as EXHIBIT C and EXHIBIT D, respectively.

                                I. INTRODUCTION

         ABN submits this Disclosure Statement, dated February 22, 2005 (the "Disclosure Statement") pursuant to section 1125 of title 11 of the United States Code (the "Bankruptcy Code") to holders of Claims against and Equity Interest in the Debtor in connection with (i) the solicitation of acceptances by ABN of its Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code dated February 22, 2005 (the "Plan"), and (ii) the hearing to consider confirmation of the Plan (the "Confirmation Hearing") scheduled for April 8, 2005 at 10:30 a.m. Delaware time before the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Unless otherwise defined herein, all capitalized terms contained herein have the meanings ascribed to them in the Plan.

         A BALLOT IS ENCLOSED, FOR THE ACCEPTANCE OR REJECTION OF THE PLAN, WITH THE DISCLOSURE STATEMENT SUBMITTED TO HOLDERS OF CLAIMS AND EQUITY INTERESTS IN CLASS 3 (NOTE CLAIMS), CLASS 4 (NOTE CONVENIENCE CLAIMS), CLASS 6 (SERP CLAIMS), CLASS 7 (EQUITY INTERESTS), AND CLASS 8 (DE MINIMIS EQUITY HOLDERS) WHO ARE ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN.

         THE BALLOT CONTAINS PROVISIONS:

         (1) ENABLING HOLDERS OF CLAIMS AND EQUITY INTERESTS IN CLASS 3 (NOTE CLAIMS), CLASS 4 (NOTE CONVENIENCE CLAIMS), CLASS 6 (SERP CLAIMS), CLASS 7 (EQUITY INTERESTS), AND CLASS 8 (DE MINIMIS EQUITY HOLDERS) TO VOTE ON ACCEPTANCE OR REJECTION OF THE PLAN; AND

         (2) ENABLING HOLDERS OF CLASS 4 (NOTE CONVENIENCE CLAIMS) TO ELECT TO RECEIVE (A) CASH IN AN AMOUNT EQUAL TO SIXTY PERCENT (60%) OF SUCH HOLDER'S ALLOWED CLASS 4 NOTE CONVENIENCE CLAIM, OR (B) NEW NOTES EQUAL TO ONE HUNDRED PERCENT (100%) OF THE HOLDER'S CLAIM.

         IF A HOLDER OF AN ALLOWED CLASS 4 NOTE CONVENIENCE CLAIM FAILS TO MAKE AN ELECTION IN ACCORDANCE WITH THE FOREGOING SENTENCE, SUCH HOLDER SHALL BE DEEMED TO HAVE ELECTED TO RECEIVE THE TREATMENT SET FORTH IN SECTION 4.4(a) OF THE PLAN.

         HOLDERS OF OTHER PRIORITY CLAIMS, MISCELLANEOUS SECURED CLAIMS, AND MISCELLANEOUS UNSECURED CLAIMS ARE UNIMPAIRED BY THE PLAN, ARE CONCLUSIVELY PRESUMED TO HAVE ACCEPTED THE PLAN, ARE NOT ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN, AND ARE THUS NOT RECEIVING BALLOTS.

         HOLDERS OF OTHER EQUITY INTERESTS IN THE DEBTOR ARE RECEIVING NO DISTRIBUTIONS UNDER THE PLAN, ARE DEEMED TO HAVE REJECTED THE PLAN, AND ARE THEREFORE NOT RECEIVING BALLOTS.

         On February 24, 2005, after notice and a hearing, the Bankruptcy Court approved this Disclosure Statement as containing adequate information of a kind and in sufficient detail to enable hypothetical, reasonable investors typical of the Debtor's creditors and Equity Interest holders to make an informed judgment whether to accept or reject the Plan. APPROVAL OF THIS DISCLOSURE STATEMENT DOES NOT, HOWEVER, CONSTITUTE A DETERMINATION BY THE BANKRUPTCY COURT AS TO THE FAIRNESS OR MERITS OF THE PLAN.

         The order approving the Disclosure Statement, a copy of which is annexed hereto as EXHIBIT B, sets forth in detail the deadlines, procedures and instructions for voting to accept or reject the Plan and for filing objections to confirmation of the Plan, the record date for voting purposes, and the applicable standards for tabulating Ballots. In addition, detailed voting instructions accompany each Ballot. Each holder of a Claim or Equity Interest entitled to vote on the Plan should read the Disclosure Statement, the Plan, the order approving the Disclosure Statement and the instructions accompanying the Ballot in their entirety before voting on the Plan. These documents contain, among other things, important information concerning the classification of Claims and Equity Interests for voting purposes and the tabulation of votes. No solicitation of votes to accept the Plan may be made except pursuant to section 1125 of the Bankruptcy Code.

A.       HOLDERS OF CLAIMS AND EQUITY INTERESTS ENTITLED TO VOTE.

         Pursuant to the provisions of the Bankruptcy Code, only holders of allowed claims or equity interests in classes of claims or equity interests that are impaired under the terms and provisions of a Chapter 11 plan and that will receive distributions under the Chapter 11 plan are entitled to vote to accept or reject the plan. Classes of claims or equity interests in which the holders of claims or interests will not receive or retain any property under a Chapter 11 plan are deemed to have rejected the plan and are not entitled to vote to accept or reject the plan. Classes of claims or equity interests in which the holders of claims or interests are unimpaired under a Chapter 11 plan are deemed to have accepted the plan and are not entitled to vote to accept or reject the plan.

         Each of Class 1 (Other Priority Claims), Class 2 (Miscellaneous Secured Claims) and Class 5 (Miscellaneous Unsecured Claims) are unimpaired by the Plan and the holders of Claims in each of such Classes are conclusively presumed to have accepted the Plan and are not entitled to vote to accept or reject the Plan.

         Class 3 (Note Claims), Class 4 (Note Convenience Claims), Class 6 (SERP Claims), Class 7 (Equity Interests) and Class 8 (DE MINIMIS Equity Holders) are entitled to vote to accept or reject the Plan.

         Because holders of Claims in Class 9 (Other Equity Interests) are not entitled to receive or retain any property under the Plan, they are presumed to have rejected the Plan, and therefore, are not entitled to vote on the Plan.

         The Bankruptcy Code defines "acceptance" of a plan (i) by a class of claims as acceptance by creditors in that class that hold at least two-thirds in dollar amount and more than one-half in number of the claims that cast ballots for acceptance or rejection of the plan, and (ii) by a class of interests as acceptance by interest holders in that class that hold at least two-thirds in amount of interests in such class that cast ballots for acceptance or rejection of the Plan. For a complete description of the requirements for confirmation of the Plan, SEE Section V, "Confirmation and Consummation Procedure."

         UNDER SECTION 1129 OF THE BANKRUPTCY CODE, A PLAN CAN BE CONFIRMED ONLY IF AT LEAST ONE IMPAIRED CLASS ACCEPTS THE PLAN. THEREFORE, THE PLAN CAN BE CONFIRMED ONLY IF CLASS 3 (NOTE CLAIMS), CLASS 4 (NOTE CONVENIENCE CLAIMS), CLASS 6 (SERP CLAIMS), CLASS 7 (EQUITY INTERESTS) OR CLASS 8 (DE MINIMIS EQUITY HOLDERS) ACCEPTS THE PLAN AND IF THE OTHER REQUIREMENTS FOR CONFIRMATION ARE MET AS DESCRIBED BELOW. IF AT LEAST ONE IMPAIRED CLASS ACCEPTS THE PLAN, BUT ONE OR MORE OTHER CLASSES OF CLAIMS REJECT THE PLAN OR ARE DEEMED TO HAVE REJECTED THE PLAN, THE DEBTOR HAS THE RIGHT TO REQUEST CONFIRMATION OF THE PLAN PURSUANT TO
SECTION 1129(b) OF THE BANKRUPTCY CODE. SECTION 1129(b) PERMITS THE CONFIRMATION OF A PLAN NOTWITHSTANDING THE NON-ACCEPTANCE OF SUCH PLAN BY ONE OR MORE IMPAIRED CLASSES OF CLAIMS OR EQUITY INTERESTS. UNDER THAT SECTION, A PLAN MAY BE CONFIRMED BY A BANKRUPTCY COURT IF IT DOES NOT "DISCRIMINATE UNFAIRLY" AND IS "FAIR AND EQUITABLE" WITH RESPECT TO EACH NON-ACCEPTING CLASS. FOR A MORE DETAILED DESCRIPTION OF THE REQUIREMENTS FOR CONFIRMATION OF A NONCONSENSUAL PLAN, SEE SECTION V, "CONFIRMATION AND CONSUMMATION PROCEDURE."

         If Class 3, Class 4, Class 6, Class 7, and Class 8, the only Classes entitled to vote on the Plan, vote to accept the Plan, the Debtor will request confirmation of the Plan over the deemed rejection of the Plan by Class 9. If Class 3, Class 4, Class 6, Class 7, or Class 8 votes to reject the Plan, the determination as to whether to seek confirmation of the Plan under such circumstances will be announced before or at the Confirmation Hearing.

B.       VOTING PROCEDURES.

         If you are entitled to vote to accept or reject the Plan, a Ballot is enclosed for the purpose of voting on the Plan. Please vote and return your Ballot(s) to--

                                    MacKenzie Partners, Inc.
                                    105 Madison Avenue, 14th Floor
                                    New York, New York 10016
                                    Att'n:  Jeanne M. Carr
                                    Telephone:  (212) 929-5500
                                    Telephone:  (800) 322-2885
                                    American Banknote Corporation

         DO NOT RETURN ANY NOTE, STOCK CERTIFICATE OR OTHER SECURITY INSTRUMENT WITH YOUR BALLOT.

         TO BE COUNTED, YOUR BALLOT INDICATING ACCEPTANCE OR REJECTION OF THE PLAN MUST BE RECEIVED NO LATER THAN 4:00 P.M., DELAWARE TIME, ON MARCH 24, 2005.

         Any Claim in an impaired Class as to which an objection or request for estimation is pending or which is scheduled by the Debtor as unliquidated, disputed or contingent is not entitled to vote unless the holder of such Claim has obtained an order of the Bankruptcy Court temporarily allowing such Claim for the purpose of voting on the Plan.

         Pursuant to the order approving the Disclosure Statement, the Bankruptcy Court set February 24, 2005 as the record date for voting on the Plan. Accordingly, only holders of record as of February 24, 2005 that are otherwise entitled to vote under the Plan will receive a Ballot and may vote on the Plan.

         If you are a holder of a Claim or Equity Interest entitled to vote on the Plan and did not receive a Ballot, received a damaged Ballot or lost your Ballot, or if you have any questions concerning the Disclosure Statement, the Plan, or the procedures for voting on the Plan, please contact:

                                    MacKenzie Partners, Inc.
                                    105 Madison Avenue, 14th Floor
                                    New York, New York 10016
                                    Attn:  Jeanne M. Carr
                                    Telephone:  (212) 929-5500
                                    Telephone:  (800) 322-2885
                                    American Banknote Corporation

C. SPECIAL NOTE FOR HOLDERS OF NOTES OR EQUITY INTERESTS ENTITLED TO VOTE ON THE PLAN.

         The date for determining which holders of the Debtor's publicly traded Notes or Equity Interests (the "Securities") are entitled to vote on the Plan is February 24, 2005. The Notes Indenture Trustee, agents, or servicers, as the case may be, for the Securities will NOT vote on behalf of the holders of such Securities. Such holders must submit their own Ballots.

         1.       BENEFICIAL OWNERS.

                  a. Any beneficial owner holding Securities as record holder in its own name that is entitled to vote on the Plan should vote on the Plan by completing the enclosed Ballot and returning it directly to the Balloting Agent on or before the voting deadline using the enclosed self-addressed, stamped envelope.

                  b. Any beneficial owner holding Securities in "street name" through a brokerage firm, bank, trust company, or other nominee that is entitled to vote on the Plan should vote on the Plan through such nominee by following these instructions:

                           (i) Complete and sign the Ballot.

                           (ii) Return the Ballot to your nominee as promptly as
possible and in sufficient time to allow such nominee to process the Ballot and return it to the Balloting Agent by the voting deadline. If no self-addressed, stamped envelope was enclosed for this purpose, contact your nominee for instructions.

         Any Ballot returned to a nominee by a beneficial owner will not be counted for purposes of acceptance or rejection of the Plan until such nominee properly completes and delivers to the Balloting Agent a master ballot (the "Master Ballot") that reflects the vote of such beneficial owner.

         If any beneficial owner owns Securities through more than one broker, bank, or other nominee, such beneficial owner may receive multiple mailings containing a Ballot. Each such beneficial owner should execute a separate Ballot for each block of Securities that it holds through any particular nominee and return each Ballot to the respective nominee in the return envelope provided therewith.

         Beneficial owners who execute multiple Ballots with respect to Securities held through more than one nominee must indicate on each Ballot the names of ALL such other nominees and the additional amounts of such Securities so held and voted.

         If a beneficial owner holds a portion of the Securities through a nominee and another portion as a record holder, such owner should follow the procedures described in (a) above to vote the portion held of record and the procedures described in (b) above to vote the portion held through a nominee or nominees

         BALLOTS MUST BE RETURNED TO THE BALLOTING AGENT PRIOR TO THE VOTING DEADLINE TOGETHER WITH ANY OTHER DOCUMENTS REQUIRED BY SUCH BALLOT. THE BALLOTING AGENT WILL NOT ACCEPT BALLOTS THAT HAVE BEEN DELIVERED BY FACSIMILE TRANSMISSION OR OTHER ELECTRONIC MEANS, INCLUDING E-MAIL.

         2.       BROKERAGE FIRMS, BANKS, AND OTHER NOMINEES.

         An entity (other than a beneficial owner) which is the registered holder of Securities should vote on behalf of the beneficial owners of such Securities by (i) immediately distributing a copy of this Disclosure Statement and accompanying materials including, all appropriate Ballots, and self-addressed return envelopes to all beneficial owners for whom it holds such Securities, (ii) collecting all such Ballots, and (iii) completing a Master Ballot compiling the votes and other information from the Ballots collected, and transmitting such Master Ballot to the Balloting Agent on or before the voting deadline. A proxy intermediary acting on behalf of a brokerage firm or bank may follow the procedures outlined in the preceding sentence to vote on behalf of such party.

         UNLESS THE MASTER BALLOT BEING FURNISHED IS SUBMITTED TO THE BALLOTING AGENT ON OR PRIOR TO THE VOTING DEADLINE TOGETHER WITH ANY OTHER DOCUMENTS REQUIRED BY SUCH BALLOT, THE DEBTOR MAY, IN ITS SOLE DISCRETION, REJECT SUCH BALLOT AS INVALID AND, THEREFORE, DECLINE TO COUNT IT AS AN ACCEPTANCE OR REJECTION OF THE PLAN.

         MASTER BALLOTS MAY BE RETURNED TO THE BALLOTING AGENT VIA FACSIMILE TO
(212) 929-0308, BUT MUST IMMEDIATELY BE FOLLOWED BY A HARD COPY MAILED TO THE BALLOTING AGENT. THE BALLOTING AGENT WILL NOT ACCEPT MASTER BALLOTS DELIVERED BY ELECTRONIC MEANS, INCLUDING E-MAIL.

         3.       FIDUCIARY AND OTHER REPRESENTATIVES.

         If a Ballot is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or another acting in a fiduciary or representative capacity, such person should indicate such capacity when signing and, unless otherwise determined by the Debtor, must submit proper evidence satisfactory to the Debtor of authority to so act. Authorized signatories should submit separate Ballots for each beneficial owner for whom they are voting.

D. PROCEDURES FOR HOLDERS OF CLASS 4 (NOTE CONVENIENCE CLAIM) DISTRIBUTION ELECTION.

         Holders of Allowed Class 4 Note Convenience Claims will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Note Convenience Claim, at such holders' election: (a) Cash in an amount equal to sixty percent (60%) of such holder's Allowed Class 4 Note Convenience Claim ("Cash Option"), or (b) New Notes equal to one hundred percent (100%) of the holder's Claim.

         TO MAKE THE DISTRIBUTION ELECTION, HOLDERS OF CLAIMS IN CLASS 4 (NOTE CONVENIENCE CLAIMS) ARE REQUIRED TO CHECK THE BOX WHERE INDICATED ON THE BALLOT. IF NO ELECTION IS MADE, THE NOTE CONVENIENCE CLAIM HOLDER IS DEEMED TO HAVE ELECTED THE CASH OPTION.

E.       CONFIRMATION HEARING.

         Pursuant to section 1128 of the Bankruptcy Code, the Confirmation Hearing will be held on April 8, 2005 at 10:30 a.m. Delaware time, before the Honorable Peter J. Walsh, United States Bankruptcy Judge, at the United States Bankruptcy Court, 824 Market Street, 5th Floor, Wilmington, Delaware 19801. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be served and filed so that they are received on or before March 30, 2005 at 4:00 p.m. Delaware time, in the manner described below in Section V, "Confirmation and Consummation Procedure." The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing.

         FOR THE CONVENIENCE OF HOLDERS OF CLAIMS AND EQUITY INTERESTS, THIS DISCLOSURE STATEMENT SUMMARIZES THE TERMS OF THE PLAN, BUT THE PLAN ITSELF QUALIFIES ALL SUMMARIES. IF ANY INCONSISTENCY EXISTS BETWEEN THE PLAN AND THE DISCLOSURE STATEMENT, THE TERMS OF THE PLAN ARE CONTROLLING. THE DISCLOSURE STATEMENT MAY NOT BE RELIED ON FOR ANY PURPOSE OTHER THAN TO DETERMINE WHETHER TO VOTE TO ACCEPT OR REJECT THE PLAN, AND NOTHING STATED HEREIN SHALL CONSTITUTE AN ADMISSION OF ANY FACT OR LIABILITY BY ANY PARTY, OR BE ADMISSIBLE IN ANY

PROCEEDING INVOLVING THE DEBTOR OR ANY OTHER PARTY, OR BE DEEMED CONCLUSIVE EVIDENCE OF THE TAX OR OTHER LEGAL EFFECTS OF THE PLAN ON THE DEBTOR, OR HOLDERS OF CLAIMS OR EQUITY INTERESTS. CERTAIN OF THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, BY NATURE, ARE FORWARD-LOOKING AND CONTAIN ESTIMATES AND ASSUMPTIONS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES. ALL HOLDERS OF CLAIMS OR EQUITY INTEREST ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN SHOULD CAREFULLY READ AND CONSIDER FULLY SECTION XI OF THIS DISCLOSURE STATEMENT, "RISK FACTORS TO BE CONSIDERED," BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.

         SUMMARIES OF CERTAIN PROVISIONS OF AGREEMENTS REFERRED TO IN THIS DISCLOSURE STATEMENT DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, THE FULL TEXT OF THE APPLICABLE AGREEMENT, INCLUDING THE DEFINITIONS OF TERMS CONTAINED IN SUCH AGREEMENT.

         THE DEBTOR BELIEVES THAT THE PLAN WILL ENABLE IT TO SUCCESSFULLY REORGANIZE AND ACCOMPLISH THE OBJECTIVES OF CHAPTER 11 AND THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTOR AND ITS CREDITORS AND EQUITY INTEREST HOLDERS. THE DEBTOR URGES THAT CREDITORS ENTITLED TO VOTE ACCEPT THE PLAN.

         AFTER CAREFULLY REVIEWING THIS DISCLOSURE STATEMENT, INCLUDING THE EXHIBITS, EACH HOLDER OF AN ALLOWED CLAIM OR EQUITY INTEREST IN CLASS 3 (NOTE CLAIMS), CLASS 4 (NOTE CONVENIENCE CLAIMS), CLASS 6 (SERP CLAIMS), CLASS 7 (EQUITY INTERESTS), AND CLASS 8 (DE MINIMIS EQUITY HOLDERS) SHOULD VOTE TO ACCEPT THE PLAN.

         II. THE DEBTOR'S HISTORY AND REASONS FOR ITS CHAPTER 11 FILING

A.       INTRODUCTION.

         Over the past two years since the consummation of its first plan of reorganization (as discussed in further detail below), the Debtor's financial position continues to be adversely affected by a combination of: (i) the high degree of dependence on its Brazilian subsidiary, which operates in a highly volatile economic environment that has caused significant foreign currency exchange rate variations which directly impact the dividends available to be repatriated to the Debtor, (ii) declining markets and competitive pricing in the United States and France, and (iii) the political and economic instability that has occurred in Argentina, which has directly impacted the Debtor's Argentine operations. As a result, the Debtor has been unable to generate sufficient excess cash flow to satisfy the Notes when they mature on January 31, 2005. These factors combined with the Debtor's inability to access capital and financial markets for the purpose of obtaining new financing or raising new equity to refinance the Notes has required the Debtor to seek this further restructuring.

         Confirmation of the Plan would significantly reduce the principal amount of the Debtor's outstanding indebtedness and leave only a relatively small amount of debt in place, which the Reorganized Debtor will be able to service from operational cash flow. By offering the holders of the Note Claims a substantial portion of the New Issued Common Stock of the Debtor on a post-restructuring basis, these holders will participate in the long term growth and appreciation of the Debtor's business, which is expected to be enhanced by the significant reduction of its debt service obligations and the business plan described in more detail below.

B.       THE DEBTOR'S BUSINESS AND ORGANIZATIONAL STRUCTURE.

         1.       HOLDING COMPANY STRUCTURE.

         The Debtor is a holding company which, through its subsidiaries in the United States, Brazil, France, and Argentina, is a trusted provider of secure printed documents, printed and personalized secure and non-secure transaction and identification cards and systems, and a wide array of document management and transaction services and solutions. The Debtor provides its customers in the private and public sectors with products and services that incorporate anti-fraud and counterfeit resistant facilities, processes and technologies. The Debtor operates and manages its business based on geographic location in a single industry along three principal product lines: Transaction Cards and Systems; Printing Services and Document Management; and Security Printing Solutions.

         The Debtor's principal subsidiaries are: American Bank Note Company ("ABNCO") a New York Corporation (and the Debtor's domestic operating subsidiary), American Bank Note Ltd. ("ABNB"), a 77.5% owned Brazilian company, CPS Technologies, S.A. ("CPS"), a French company, and Transtex S.A. ("Transtex"), an Argentine company.

         The Debtor was incorporated in 1993 in Delaware as United States Banknote Corporation and changed its name on July 1, 1995 to American Banknote Corporation. ABNCo, the Debtor's wholly-owned domestic subsidiary, and ABNCo's predecessors have been in the business of providing security documents for more than 200 years.

         ONLY THE DEBTOR IS THE SUBJECT OF THIS CHAPTER 11 CASE. NONE OF THE DEBTOR'S SUBSIDIARIES IS A DEBTOR UNDER THE BANKRUPTCY CODE. THE FINANCIAL VIABILITY AND BUSINESS OF THE DEBTOR IS WHOLLY DEPENDENT UPON THE BUSINESSES OF ITS SUBSIDIARIES. THE FOLLOWING DISCUSSION OF THE DEBTOR'S OPERATIONS REFERS TO THE OPERATIONS OF ITS NON-DEBTOR SUBSIDIARIES.

         2.       REALIGNMENT OF OPERATIONS.

         During the past several years, the Debtor has undergone several major restructurings of its operations and has made strategic decisions to (i) restructure, consolidate, and reduce its manufacturing costs, (ii) diversify and expand its products and services in the major geographic regions where it conducts business, (iii) package complete "end-to-end" transaction, printing fulfillment and distribution solutions, products and services to retain and grow market share, and (iv) create strategic joint ventures and alliances with partners who provide strong technology and/or value added products that are complementary to its business. These restructurings and strategic decisions were directed at reducing the Debtor's reliance on maturing product lines which have been declining, in favor of new products and services with growth potential albeit at significantly lower gross margins.

         3.       REGIONAL OPERATIONS.

                  a.       United States.

         A provider of secure documents and transaction services of value, ABNCo operates principally within the Debtor's security printing solutions product line. ABNCo offers a full range of security printing solutions to a wide array of government, corporate, and commercial accounts. In addition to secure base printing, ABNCo offers its customers a wide variety of core competencies, including but not limited to secure storage, direct fulfillment, distribution, personalization, accountability, and inventory and database management. ABNCo principally sells its products in the U.S. markets, but from time to time sells into foreign markets particularly in parts of Latin America, Eastern Europe, and certain developing countries. Over the past several years ABNCo has restructured and streamlined its operations in an attempt to discontinue negative margin product lines and to reduce its cost structure to a level more appropriate to its remaining business. Over the past three years, however, ABNCo has experienced a significant decline in demand for its mature high margin product lines (particularly stock and bond certificates and food coupons) and has been unable, thus far, to find a sufficient number of opportunities in lower margin product lines to fully offset the significant decline.

                  b.       Brazil.

         In 1993, the Debtor acquired ABNB, currently the largest private-sector security printer and manufacturer of transaction cards in Brazil. ABNB is also one of the main providers of stored-value telephone cards to many telephone companies in Brazil. ABNB provides a wide variety of document management systems and solutions, and related services, to many of the largest corporate, financial, and government institutions in Brazil. Over 95% of ABNB's sales are in Brazil. The Debtor owns 77.5% of ABNB, with the balance owned by a subsidiary of the Bradesco Group, Brazil's largest privately owned commercial bank. ABNB is the Debtor's largest subsidiary, contributing more than half of the revenues, operating profit and cash flow of the consolidated group. Currency devaluation has severely impacted ABNB's cash flow in U.S. Dollar terms, and has therefore threatened and continues to be a threat to its ability to send dividends to the Debtor at the same levels as in the past. ABNB produces products in all three of the Debtor's product lines.

                  c.       France.

         In March 1998, the Debtor acquired CPS, a secure card personalization facility. CPS operates within the Debtor's Transaction Cards and Systems product line. All sales are generated locally in France. CPS is one of the largest personalizers of prepaid telephone, bank and other financial cards.

         Through 2003, CPS had supplied prepaid phone cards under a supply agreement with a local telephone company which was completed in 2003. In 2003, the local telephone company requested a tender for a global supply agreement from qualified bidders. CPS was not one of the awarded bidders in this tender.

Simultaneous with the phone company's decision, CPS determined to suspend its activities in prepaid phone cards, due to exceptionally low margins in that product line. While sales and gross margins on these phone cards are not material on a consolidated basis, they represent a significant component of the operating income of CPS.

         In April 2003, CPS entered into a joint venture with a local partner in Morocco to establish a card personalization bureau. CPS has a fifty percent controlling interest in the joint venture and is providing technical expertise with a small capital contribution. There have been no significant operating activities from the joint venture in 2003.

                  d.       Argentina.

         In April 1999, the Debtor acquired Transtex, Argentina's leading manufacturer of transaction cards including debit, credit, telephone and smart cards for a total cash purchase price of approximately $15.5 million. Transtex maintains a sales office in Chile, where the Debtor is also the leading supplier of secure transaction cards. It also maintains a representative sales office in Peru. Transtex operates within the Debtor's Transaction Card and Systems product line. Transtex principally sells its products within the three countries mentioned above but also services several other countries in South America.

         4.       PRODUCT LINES.

         Through its subsidiaries, the Debtor serves its customers in the regions where it does business through three principal product lines:
Transaction Cards and Systems, Printing Services and Document Management, and Security Printing Solutions. The Debtor manages and oversees these product lines on a country-by-country basis.

                  a.       Transaction Cards and Systems.

         The Debtor is a leading supplier of a wide range of transaction cards, products, and systems in the Brazilian and Argentine markets. In France, CPS is one of the largest personalizers of bank and other financial cards. The Debtor continues to expand and improve its production and service capabilities to capitalize on the trend toward cashless financial transactions. These products primarily include: (i) stored-value and prepaid cards, (ii) transaction cards and personalization services, (iii) licenses and issuance systems, and (iv) micro-chip imbedded "smart-card" applications.

                  b.       Printing Services and Document Management.

         In Brazil, the Debtor's Printing Services and Document Management business allows public and private sector institutions to outsource their printing, personalization and document processing operations. Utilizing advanced inventory control systems, e-commerce solutions and "just-in-time" distribution capabilities, the Debtor helps businesses and governmental institutions effectively lower costs by supplying all of their printing, storage, processing, system, and distribution needs.

         The Debtor is a full service provider of electronic printing applications to a number of its corporate and government customers. Electronic printing applications encompass the secure data handling, electronic printing, personalization and mailing of documents for large-scale essential mail document cycles. This process involves the computerized printing of an array of variable data onto pre-printed base stock. Some of the primary applications are billing and fund collection systems, check and credit card statements, letter checks and invoices. In Brazil, the Debtor provides electronic printing application services for institutions in the banking, insurance, utilities and telecommunication industries, as well as for a number of state and federal government agencies.

         The Debtor prints products such as business forms and checks and provides storage and distribution services to the end user on behalf of its customers. In Brazil, ABNB performs print and document management and distribution services for leading financial institutions.

         In December 2005, ABNB became a member of a consortium (which includes eight other companies) which was contracted by Empresa Brasilera de Correios e Telegrafos (the Brazilian Post Office) initially to develop, and later to provide products and services related to an integrated solution for the decentralized production, processing and delivery of documents. This project, commonly known as the Hybrid Mail, is intended to change the way time-sensitive documents (such as invoices and statements) are printed and distributed throughout Brazil. Through the creation of a network of multiple printing sites across the country, the Hybrid Mail is meant to permit banks, utilities, and credit card companies to print documents close to their final destination in order to reduce delivery times and postal fees.

                  c.       Security Printing Solutions.

         The Debtor supplies counterfeit-resistant documents of value in the United States and Brazil. Such documents include checks, money orders, passports, stock and bond certificates, and other commercial documents of value such as gift certificates. The Debtor utilizes a variety of anti-counterfeiting features such as special inks and papers, computer generated bar and micro encoding, elaborate steel-engraved designs, and distinctive lithographic printing techniques, all of which enable the Debtor to manufacture products containing state-of-the-art security features. As an additional security feature, many of the Debtor's manufacturing, storage and distribution facilities employ high levels of plant security, including guards, alarms, video monitoring, and extensive accountability controls.

         Government products manufacturing by the Debtor include a variety of security documents printed for federal, state and local governments throughout the world. The Debtor manufactures food coupons, passports, visas, tax revenue stamps, property tax vouchers, postal panels, gas coupons, and similar products for federal governments. The Debtor also supplies secure documents such as motor vehicle registrations, title certificates and licenses, birth certificates, identity cards, and transportation passes for its government customers. The Debtor, through ABNCo, also acts as the secure distribution and accountability agent for the United States Postal Service ("USPS") for its Stamps on Consignment Program, delivering stamps to private retailers throughout the United States. In 2002, the USPS replaced the United States Department of Agriculture ("USDA") as the Debtor's and ABNCo's largest single domestic customer, pursuant to a three-year requirements contract with two additional option years.

         Until 2002, the USDA was the Debtor's and ABNCo's largest single domestic customer, for which ABNCo has printed, stored and distributed food coupon requirements for more than twenty years. Food coupons are engraved printed documents accepted by grocery stores in lieu of cash. ABNCo was orally notified by the USDA, during the third quarter of 2002, that it did not anticipate the need to place any further purchase orders for the production of food coupons for the remainder of the term of its requirements contract with ABNCo, which expired on September 30, 2003. In the third quarter of 2003, the USDA gave ABNCo final notification and delivery instructions for the remaining food coupons held in secure storage by ABNCo pursuant to its distribution contract with the USDA which expired on September 30, 2003. The reduction in operating margins from the loss of food coupon sales has had a direct and significant effect on the cash flow of ABNCo as well as the level of dividends that are available to the Debtor.

         5.       MAJOR CUSTOMERS.

         The Debtor derived $18.2 million for 2003, $17.6 million for 2002 (both successor and predecessor companies combined) and $24.5 million for 2001, or approximately 8.2%, 8.7% and 11.1%, respectively, of total consolidated revenue from the Bradesco Group under a supply contract, which was recently renewed. Bradesco Vida e Previdencia S.A. ("Bradesco"), a subsidiary of the Bradesco Group, owns a 22.5% minority shareholder interest in ABNB. The Debtor has supplied products to Bradesco under multi-year supply arrangements since 1995.

         6.       PATENTS.

         The Debtor may presently hold, or is licensed under, United States and foreign patents, trademarks and copyrights and continues to pursue protection when available in strategic markets. However, the Debtor believes that no one patent, license, trademark, or copyright is critical to its business, and that if one expired or became unavailable there would be no material adverse effect to the Debtor's financial position, results of operation, or cash flow.

         7.       EMPLOYEES.

         As of December 31, 2003, the Debtor and its subsidiaries had approximately 2,950 employees consisting of 2,590 manufacturing employees, 220 plant administration and sales personnel and 140 executive, corporate and administrative personnel. Approximately 59% of Transtex's employees and all of ABNB's employees are represented by labor unions. None of the Debtor's or CPS' employees are represented by labor unions. The Debtor's future profitability will depend, in part, on its ability to maintain satisfactory relationships with labor unions and employees and in avoiding strikes and work stoppages. The Debtor considers its employee relations to be good.

         The Debtor employs 8 people directly. None of the Debtor's employees are represented by labor unions.

         8.       MANAGEMENT.

         The following is a list of the Debtor's executive officers who are expected to continue in their positions with the Reorganized Debtor:

     NAME                                           POSITION
     ----                                           --------
Steven G. Singer                       Chairman of the Board and Chief Executive
                                       Officer

Patrick J. Gentile                     Executive Vice President and Chief
                                       Financial Officer

David M. Kober                         Vice President and General Counsel

Craig Weiner                           Acting Treasurer

Elaine Lazaridis                       Corporate Secretary and Chief
                                       Administrative Officer

         As of the Petition Date, the Debtor's Board of Directors was composed of:

     NAME                                         POSITION
     ----                                         --------
Steven G. Singer                       Chairman of the Board of Directors

C. Gerald Goldsmith                    Chairman Emeritus and Director

Sidney Levy                            Director

Raymond L. Steele                      Director

Lloyd I. Miller, III                   Director

James Dondero                          Director

Steven Van Dyke                        Director

         9.       ENVIRONMENTAL MATTERS.

         The Debtor uses and disposes of substances that may be toxic or hazardous substances under applicable environmental laws. Management believes that its compliance with such laws has not had, and will not have, a material effect on its capital expenditures, earnings, financial, or competitive position. The Debtor and its subsidiaries were involved in several civil and Environmental Protection Agency claims as one of many co-defendants arising in the ordinary course of business. Each of these disputes has been settled.

C.       THE PRIOR CHAPTER 11 CASE.

         On December 8, 1999, the Debtor filed its first Chapter 11 petition (the "First Bankruptcy"), case number 99-11577-pcb, in the Bankruptcy Court for Southern District of New York (the "NY Bankruptcy Court"). The reason given by the Debtor for its First Bankruptcy filing was that its "funds [were] insufficient to meet all of its debt servicing requirements." On December 8, 1999, the Debtor filed a plan of reorganization and disclosure statement in the First Bankruptcy. None of the Debtor's affiliates or subsidiaries filed bankruptcy petitions in the First Bankruptcy. On April 12, 2002, an Official Committee of Equity Security Holders was appointed in the Debtor's First Bankruptcy.

         On September 12, 2000, the Debtor's amended disclosure statement with respect to its fourth amended plan of reorganization was approved by the NY Bankruptcy Court. On August 22, 2002, the NY Bankruptcy Court entered an order confirming ABN's Fourth Amended Plan of Reorganization (the "2002 Plan"). The New York Bankruptcy Court entered an order closing the Debtor's First Bankruptcy on January 12, 2005.

D.       OUTSTANDING SECURITIES.

         1.       10 3/8% SENIOR NOTES.

         The Debtor presently has approximately $108 million outstanding under the Notes,(3) which mature on January 31, 2005. These Notes are secured by a pledge of the equity in certain of the Debtor's subsidiaries. These Notes were restructured pursuant to the Debtor's 2002 Plan, under which $56.5 million principal amount of Notes due June 1, 2002 were reinstated at par value, with accrued interest and a two percent consent fee paid in the form of additional Notes, which in total aggregated approximately $79.0 million of such Notes. Under the 2002 Plan, the Debtor also agreed to exchange approximately $8.0 million principal amount of its 11 5/8% Notes due August 1, 2002, which with accrued interest and consent fees aggregated approximately $12.6 million. As a result, on the effective date of the 2002 Plan, the total amount of Notes was $91.6 million. Interest payments on the Notes after the effective date of the 2002 Plan, which occurred semi-annually on December 1, 2002, June 1, 2003, December 1, 2003, June 1, 2004 and December 1, 2004 have been paid in kind at the Debtor's option in accordance with its rights under the Notes Indenture.

         Pursuant to the Debtor's announcement in its 8-K filed October 16, 2002, the Debtor's Board of Directors authorized the Debtor to repurchase up to $15 million face amount of the Notes from time to time at a discount to par value following the effective date of the 2002 Plan. The Notes were repurchased at management's discretion, either in the open market or in privately negotiated block transactions. The decision to buy back any Notes was dependent upon the availability of cash at the Debtor and other corporate developments. On June 26, 2003, management made a determination to terminate the repurchase program as a result of its current cash flow concerns.

         On July 15, 2004, the Debtor's Board of Directors approved a resolution to authorize the Debtor to repurchase from time to time, at the discretion of management, directly or through one or more of its subsidiaries up to $5 million face amount of its outstanding Notes at a discount to par value in either open market or privately negotiated transactions.

         In 2003, the Debtor in total purchased through privately negotiated transactions, approximately $6.3 million face amount of Notes for an aggregate purchase price of approximately $2.9 million. The Debtor recorded a gain of approximately $3.4 million on the repurchase of the Notes reflecting the difference between the face amount and the purchase price.


---------------

3 The actual amount outstanding is approximately $118 million, but of that amount $10.1 million is held by ABN. Accordingly, the amount held by third party creditors is approximately $108 million.

         In the third quarter of 2004, the Debtor in total purchased through privately negotiated transactions, approximately $0.9 million face amount of Notes for an aggregate purchase price of approximately $0.6 million. The Debtor recorded a gain of approximately $0.3 million on the repurchase of these bonds reflecting the difference between the face amount and the purchase price.

         2.       OLD COMMON STOCK.

         Pursuant to the 2002 Plan, 11,828,571 shares of Old Common Stock were issued, which included 1,428 shares of Old Common Stock issued pursuant to a rights offering. Each share of Common Stock represents one voting right and the Old Common Stock does not have any pre-emptive rights. Dividends on the Old Common Stock are payable solely at the discretion of the Board of Directors and are restricted pursuant to the terms of the Notes Indenture.

E.       EVENTS LEADING TO THE FILING OF THIS CHAPTER 11 CASE.

         1.       PRE-PETITION DEVELOPMENTS.

         Over the past two (2) years since the consummation of the 2002 Plan, the Debtor has been unable to generate sufficient cash flow from operations to either amortize or service its Notes due January 31, 2005. This factor combined with the Debtor's limited access to capital and financial markets for the purpose of obtaining new financing or raising equity to refinance these Notes has required the Debtor to seek this current restructuring. The Debtor has been plagued by several unfavorable economic factors most notable of which are: (i) the high degree of dependence on its Brazilian operations, which operates in a highly volatile economic environment that has caused significant foreign currency exchange rate variations and thereby directly impacted cash dividends available to be repatriated to the Debtor, (ii) declining markets at ABNCo in the United States as a result of diminishing overall demand for secure paper-based documents of value and ABNCo's inability to find sufficient new opportunities to completely offset this decline, (iii) competitive pricing and the loss of market share in France, and (iii) the political and economic instability that has occurred in Argentina which has resulted in tight credit markets and left uncertainty as to the ongoing stability of the Debtor's Argentine operations.

         2.       NEGOTIATIONS WITH THE AD HOC COMMITTEE.

         Prior to the filing of the Chapter 11 Case, the Debtor concluded that a financial restructuring of its business through the Chapter 11 process was necessary. Over several months prior to the Petition's Date, the Debtor engaged in intensive discussions with an AD HOC prepetition committee of holders of the Notes. The members of the AD HOC Committee are Bay Harbour 90-1 Ltd., Highland Capital Management L.P., Bay Harbour Partners, Ltd., D Quant Fund LLC, Trophy Hunter Investments, Ltd., Steven Van Dyke, Ann Van Kyke, Lloyd I. Miller, Lloyd
I. Miller Pension Plan, Lloyd I. Miller IRA, Milfam II, L.P., Milfam LLC, Dail
E. Miller IRA, Dorothy Miller, Kimberley S. Miller Trust, Remus Holdings LLC,

Castor Investment, LLC, Pollux Investments LLC and Singer Children's Management Trust. The AD HOC Committee has advised the Debtor that such members collectively hold in excess of 70% of the Notes and substantial portion of the Old Common Stock of the Debtor. As a result of these discussions between the Debtor and the AD HOC Committee, the Debtor and the AD HOC Committee have agreed to the terms of a pre-arranged plan of reorganization for the Debtor attached hereto as EXHIBIT A.

         Prior to the Petition Date, the AD HOC Committee worked with the Debtor in preparing the Plan and Disclosure Statement. The AD HOC Committee has indicated that it supports the Plan.

         Affiliates of the members of the AD HOC Committee, are members of ABN's Board of Directors, including: Steven Singer, Lloyd Miller III, James Dondero and Steven Van Dyke.

F.       PURPOSES AND EFFECTS OF THE PLAN.

         The primary purposes of the Plan are to reduce the Debtor's debt service requirements and overall level of indebtedness, to realign its capital structure, and to provide it with the flexibility to amortize a portion of its new indebtedness while continuing to provide the necessary capital to reinvest and grow its business. If consummated, the Plan would exchange the principal amount of the Debtor's indebtedness for New Issued Common Stock. In addition, the Debtor would exchange a smaller amount of the Notes for New Notes. An ancillary purpose of the Plan is to reduce the number of holders of New Issued Common Stock below 300 so that the Reorganized Debtor can elect to become a private company. The Reorganized Debtor will benefit from being a private company as its costs will be significantly reduced. In particular, the Reorganized Debtor's will be able to reduce the costs associated with financial reporting, audits, directors' and officers' insurance, compliance with federal securities laws, etc.

         As stated above, the Debtor does not have access to sufficient cash to repay the Notes on January 31, 2005. The current Plan addresses this problem, and, provides for adequate debt servicing of the New Notes. As a result, the Debtor will have adequate future liquidity and the long term relief it requires to reinvest back into its business.

               III. SIGNIFICANT EVENTS DURING THE CHAPTER 11 CASE

A.       CONTINUATION OF BUSINESS.

         The Debtor filed its petitions for relief on January 19, 2005. Subsequent to the Petition Date, the Debtor has continued to operate as a debtor in possession subject to the supervisions of the Bankruptcy Court.

B.       FIRST DAY ORDERS.

         On or about the Petition Date, the Debtor submitted to the Bankruptcy Court, a number of "first day orders," along with supporting applications and affidavits. On January 21, 2005, the Bankruptcy Court entered the following orders:

         1. Debtor's Motion for an Order Pursuant to ss.ss. 327 and 328 of the Bankruptcy Code and Federal Rule of Bankruptcy Procedure 2014 Appointing MacKenzie Partners, Inc. as Balloting Agent to the Debtor and Debtor in Possession.

         2. Debtor's Motion for an Order Pursuant to 28 U.S.C. ss. 156(c) Authorizing the Retention of BMC Group, Inc. as Claims and Noticing Agent of the Bankruptcy Court.

         3. Debtor's Motion for an Order Pursuant to 11 U.S.C. ss.ss. 105(a), 345, 363, 1007 and 1108 Authorizing Maintenance of Existing Bank Accounts, Business Forms and Cash Management System and Interim Order Waiving the Deposit and Investment Requirements Under 11 U.S.C. ss. 345.

         4. Debtor's Motion for an Order Pursuant to 11 U.S.C. ss.ss. 105(a), 363(b), 507(a)(3) and 507(a)(4), Authorizing the
                  Debtor to Pay and Honor in the Ordinary Course of Business Pre-Petition Wages, Compensation and Employee Benefits and Deductions.

         5. Debtor's Motion for an Order Pursuant to Federal Rule of Bankruptcy Procedure 3003(c)(3) Fixing a Deadline for the Filing of Proofs of Claim and Approving the Form and Manner of Notice Thereof.

C.       RETENTION OF PROFESSIONALS.

         The Debtor requested that the Bankruptcy Court enter, among others, the following: (i) Order Authorizing the Retention of Andrews Kurth LLP as Co-Counsel to Debtor-in-Possession, (ii) Order Authorizing the Retention of Cooch and Taylor as Co-Counsel to Debtor-in-Possession, and (iii) Order Authorizing the Retention of Friedman LLP as Auditors to the Debtor and Debtor-in-Possession. The Bankruptcy Court subsequently approved those requests.

D.       CLAIMS BAR DATE.

         On January 24, 2005, the Bankruptcy Court entered an order (the "Bar Date Order") requiring any person or entity, with certain limited exceptions, holding or asserting a claim against the Debtor to file a written proof of claim on or before 4:00 p.m. Delaware time on March 21, 2005 (the "Bar Date"). The Bar Date Order provides that any person or entity which fails to timely file a proof of claim will be forever barred, estopped and enjoined from voting on, or receiving a distribution under the Plan and will be forever barred, estopped and enjoined from asserting a claim against the Debtor or its estates.

E.       STATUTORY COMMITTEE.

         The United States Trustee has not appointed a Committee of Unsecured Creditors in this Chapter 11 Case.

                         IV. THE PLAN OF REORGANIZATION

         The Debtor believes that (i) through the Plan, holders of Claims and Equity Interests will obtain a greater recovery from the Debtor's estate than the recovery which would be available if the Debtor's assets were liquidated under Chapter 7 of the Bankruptcy Code, and (ii) the Plan will afford the Debtor the opportunity and ability to continue in business as a viable going concern.

         The Plan is annexed hereto as EXHIBIT A and forms a part of this Disclosure Statement. The summary of the Plan set forth below is qualified in its entirety by reference to the more detailed provisions set forth in the Plan.

         THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT INCLUDE SUMMARIES OF THE PROVISIONS CONTAINED IN THE PLAN AND IN DOCUMENTS REFERRED TO THEREIN. THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT DO NOT PURPORT TO BE PRECISE OR COMPLETE STATEMENTS OF ALL THE TERMS AND PROVISIONS OF THE PLAN OR DOCUMENTS REFERRED TO THEREIN, AND REFERENCE IS MADE TO THE PLAN AND TO SUCH DOCUMENTS FOR THE FULL AND COMPLETE STATEMENTS OF SUCH TERMS AND PROVISIONS.

         THE PLAN ITSELF AND THE DOCUMENTS REFERRED TO THEREIN CONTROL THE ACTUAL TREATMENT OF CLAIMS AGAINST AND EQUITY INTERESTS IN THE DEBTOR UNDER THE PLAN AND WILL, UPON OCCURRENCE OF THE EFFECTIVE DATE, BE BINDING UPON ALL HOLDERS OF CLAIMS AGAINST AND EQUITY INTERESTS IN THE DEBTOR, ITS ESTATE, THE REORGANIZED DEBTOR ALL PARTIES RECEIVING PROPERTY UNDER THE PLAN, AND OTHER PARTIES IN INTEREST. IN THE EVENT OF ANY CONFLICT BETWEEN THIS DISCLOSURE STATEMENT, ON THE ONE HAND, AND THE PLAN OR ANY OTHER OPERATIVE DOCUMENT, ON THE OTHER HAND, THE TERMS OF THE PLAN AND/OR SUCH OTHER OPERATIVE DOCUMENT WILL CONTROL.

A.       CLASSIFICATION AND TREATMENT OF CLAIMS AND EQUITY INTERESTS.

         Under the Plan, Claims against and Equity Interests in the Debtor are divided into different Classes. Only certain Allowed Claims and Allowed Equity Interests are entitled to receive distributions under the Plan. The following is a description of the Plan's treatment of Claims against and Equity Interests in the Debtor.

         1.       UNCLASSIFIED CLAIMS.

                  a.       Administrative Expense Claims.

         Administrative Expense Claims are Claims constituting any right to payment of a cost or expense of administration of the Chapter 11 Case allowed under sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation, (a) any actual and necessary costs and expenses of preserving the Debtor's estate, (b) any actual and necessary costs and expenses of operating the Debtor's business during the Chapter 11 Case in the ordinary course of business, (c) any indebtedness or obligations incurred or assumed by the Debtor in Possession during the Chapter 11 Case in the ordinary course of business, (d) any allowances of compensation and reimbursement of expenses to the extent allowed by Final Order under section 330 or 503 of the Bankruptcy Code, and (e) any fees or charges assessed against the Debtor's estate under section 1930, title 28, United States Code.

         On the Distribution Date, except as otherwise provided in the Plan, each holder of an Allowed Administrative Claim will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Administrative Claim (a) Cash equal to the unpaid portion of such Allowed Administrative Claim or (b) such other treatment as to which the Debtor and such holder have agreed upon in writing; PROVIDED, HOWEVER, that Allowed Administrative Claims with respect to liabilities incurred by the Debtor in the ordinary course of business during the Chapter 11 Case will be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

                  b.       Priority Tax Claims.

         Priority Tax Claims are those Claims of a governmental unit of the kind entitled to priority in payment as specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code.

         Each holder of an Allowed Priority Tax Claim will receive, at the sole discretion of the Debtor and in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Priority Tax Claim, in the sole discretion of the Debtor, (a) Cash equal to the unpaid portion of such Allowed Priority Tax Claim on the Distribution Date, (b) deferred Cash payments over a period not exceeding six (6) years after the date of assessment of such Allowed Priority Tax Claim in an aggregate principal amount equal to the amount of such Allowed Priority Tax Claim, plus interest on the unpaid portion thereof, as provided in section 1129(a)(9)(C) of the Bankruptcy Code, or (c) such other treatment as to which the Debtor and such holder have agreed upon in writing.

         2.       CLASSES OF CLAIMS.

                  a.       Class 1 - Other Priority Claims.

         The Other Priority Claims are those Claims other than an Administrative Claim or a Priority Tax Claim, entitled to priority in payment under section 507(a) of the Bankruptcy Code.

         On the Distribution Date, each holder of an Allowed Class 1 Other Priority Claim will receive, in full satisfaction, settlement, release, and discharge of and in exchange for such Allowed Class 1 Other Priority Claim, in the sole discretion of the Debtor, either (a) Cash equal to the unpaid portion of such Allowed Class 1 Other Priority Claim or (b) such other treatment as to which Debtor and such holder will have agreed upon in writing.

                  b.       Class 2 - Miscellaneous Secured Claims.

         Class 2 consists of Claims, other than Class 3 (Note Claims) and Class 4 (Note Convenience Claims) secured by a Lien on Collateral but only to the extent of the value of such Collateral (a) as set forth in the Plan, (b) as agreed to by the holder of such Claim and the Debtor, or (c) as determined by a Final Order in accordance with section 506(a) of the Bankruptcy Code or, in the event that such Claim is subject to setoff under section 553 of the Bankruptcy Code, to the extent of such setoff.

         On the Distribution Date, with respect to each Allowed Class 2 Miscellaneous Secured Claim, (i) the Debtor or Reorganized Debtor shall Cure any default with respect to such Claim that occurred before or after the Petition Date, (ii) the maturity of such Claim shall be Reinstated as such maturity existed before any such default, (iii) the holder of such Claim shall be compensated for any damages incurred as a result of any reasonable reliance by the holder on any right to accelerate its Claim, and (iv) the legal, equitable and contractual rights of such holder will not otherwise be altered.

                  c.       Class 3 - Note Claims.

         Class 3 consists of Claims, other than Note Convenience Class Claims, by a holder of the Notes arising from or under the Notes.

         On the Distribution Date, each holder of an Allowed Class 3 Note Claim will receive, in full satisfaction, settlement, release, and discharge of and in exchange of such Allowed Note Claim its Ratable Portion of the Class 3 Distribution.

                  d.       Class 4 - Note Convenience Claim.

         Class 4 consists Claims arising from or under the Notes equal to or less than $45,000.00.

         On the Distribution Date, each holder of an Allowed Class 4 Note Convenience Claim will receive, in full satisfaction, settlement, release and discharge of and in exchange for such Allowed Note Convenience Claim, at such holders' election: (a) Cash in an amount equal to sixty percent (60%) of such holder's Allowed Class 4 Note Convenience Claim, or (b) New Notes equal to one hundred percent (100%) of the holder's Claim.

         IF A HOLDER OF AN ALLOWED CLASS 4 NOTE CONVENIENCE CLAIM FAILS TO MAKE AN ELECTION IN ACCORDANCE WITH THE FOREGOING SENTENCE, SUCH HOLDER SHALL BE DEEMED TO HAVE ELECTED TO RECEIVE THE TREATMENT SET FORTH IN SECTION 4.4(A) OF THE PLAN.

                  e.       Class 5 - Miscellaneous Unsecured Claims.

         Class 5 consists of each Claim against the Debtor that is not an Administrative Claim, Priority Tax Claim, Other Priority Claim, Miscellaneous Secured Claim, Note Claim, Note Convenience Claim, or SERP Claim.

         On the Distribution Date, each holder of an Allowed Miscellaneous Class 5 Unsecured Claim will be paid in full in Cash; PROVIDED HOWEVER, that Allowed Miscellaneous Class 5 Unsecured Claims with respect to liabilities incurred by the Debtor in the ordinary course of business will be paid in the ordinary course of business in accordance with the terms and conditions of any agreements relating thereto.

                  f.       Class 6 - SERP Claims.

         Class 6 consists of the obligations arising from any non-qualified supplemental executive retirement plan of the Debtor that remain outstanding as of the filing of the Plan.

         On the Distribution Date, each holder of an Allowed Class 6 SERP Claim will receive in full satisfaction, settlement, release and discharge of and in exchange for such Allowed SERP Claim, the Class 6 Distribution.

                  g.       Class 7 - Equity Interests.

         Class 7 consists of the interests of any holder of equity securities of the Debtor represented by any issued and outstanding shares of Old Common Stock.

         All Equity Interests will be cancelled on the Effective Date, and on the Distribution Date, each holder of an Allowed Class 7 Equity Equity, other than DE MINIMIS Interest Holders, will receive, in full satisfaction, settlement, release, and discharge of and in exchange for its Allowed Class 7 Equity Interests, its Ratable Portion of the Class 7 Distribution.

                  h.       Class 8 - DE MINIMIS Equity Holders

         Class 8 consists of the Equity Interests of any person holding between one and 500,000 shares of Old Common Stock.

         All Equity Interests held by DE MINIMIS Equity Holders will be cancelled on the Effective Date, and on the Distribution Date, each DE MINIMIS Equity Holder will receive, in full satisfaction, settlement, release, and discharge of and in exchange for its Allowed Equity Interests, its Ratable Portion of the Class 8 Distribution.

         THE DISTRIBUTIONS TO HOLDERS OF CLASS 8 INTERESTS (DE MINIMIS EQUITY HOLDERS) WILL BE OF AN EQUIVALENT VALUE TO THE DISTRIBUTIONS RECEIVED BY HOLDERS OF CLASS 7 (EQUITY INTERESTS), EXCEPT THAT SUCH DISTRIBUTIONS WILL BE SOLELY IN CASH.

                  i.       Class 9 - Other Equity Interests.

         Class 9 consists of any equity security (as defined in section 101(16) of the Bankruptcy Code) of the Debtor, except Equity Interests and includes, but is not limited to, warrants, options or any right, contractual or otherwise, to acquire any Equity Interest.

         The Other Equity Interests will be cancelled on the Effective Date and holders of Other Equity Interests will receive no distribution under the Plan.

B.       SECURITIES TO BE ISSUED UNDER THE PLAN.

         The issuance of the following securities by the Reorganized Debtor is authorized without further act or action under applicable law, regulation, order or rule: 10,000,000 shares of New Issued Common Stock, and the New Notes in the aggregate amount of up to $11,000,000.

C.       MEANS OF IMPLEMENTATION.

         1.       DISTRIBUTIONS.

         On the Distribution Date the Reorganized Debtor shall make or cause to be made to the holders of Allowed Claims and Allowed Equity Interests the distributions provided in section 4 of the Plan. Disputed Claims shall be resolved in accordance with section 9 of the Plan and, if a Disputed Claim becomes an Allowed Claim by Final Order, distributions shall be made on account of such Claim in accordance with section 8 of the Plan.

         2.       AUTHORIZATION TO ISSUE NEW SECURITIES.

         The issuance of the following securities by the Reorganized Debtor is authorized without further act or action under applicable law, regulation, order or rule: 10,000,000 shares of New Issued Common Stock, and the New Notes in the aggregate amount of up to $11,000,000.

         3.       ISSUANCE OF NEW SECURITIES.

         The Amended Certificate of Incorporation shall initially authorize the Reorganized Debtor to issue a total of up to 35,000,000 shares of New Issued Common Stock. Additionally, the Reorganized Debtor will issue the New Notes in the aggregate amount of up to $11,000,000.

         4.       STOCKHOLDERS' AGREEMENT.

         The Reorganized Debtors and the Exit Financing Parties and certain of their affiliates shall enter into the Stockholders' Agreement on or prior to the Effective Date.

         5.       CANCELLATION OF EXISTING SECURITIES AND AGREEMENTS.

         On the Effective Date, the Notes, the Notes Indenture, the Equity Interests and Other Equity Interests shall be automatically cancelled and shall be of no further force and effect, without any further act or action under any applicable agreement, and the obligations of the Debtor and the Notes Indenture Trustee shall be discharged, provided, however, that the Notes Indenture shall continue in effect solely for the purposes of (i) allowing the holders of Allowed Note Claims and Allowed Note Convenience Claims to receive their distributions under the Plan, (ii) allowing the Notes Indenture Trustee to make the distributions to be made on account of the Notes, and (iii) permitting the Notes Indenture Trustee to assert its Charging Lien against such distributions for payment of the Indenture Trustee Fees. The holders of, or parties to, such canceled Notes, and other agreements and instruments shall have no rights arising from or relating to such Notes, and other agreements and instruments or the cancellation thereof, except the rights provided pursuant to the Plan. Notwithstanding any provision contained in the Plan to the contrary, the distribution provisions contained in the Notes Indenture shall continue in effect to the extent necessary to authorize the Notes Indenture Trustee to receive and distribute to the holders of Allowed Note Claims and Allowed Note Convenience Claims, as applicable, distributions pursuant to the Plan on account of Allowed Note Claims and Allowed Note Convenience Claims and shall terminate completely upon completion of all such distributions.

         6.       AMENDED CERTIFICATE OF INCORPORATION.

         On the Effective Date or as soon as practicable thereafter, the Reorganized Debtor shall file with the Secretary of State of Delaware, in accordance with the DGCL, the Amended Certificate of Incorporation. On the Effective Date, the Amended Certificate of Incorporation shall automatically become effective, and all other matters provided under this Plan involving the corporate structure of the Reorganized Debtor, or corporate action by it, shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to section 303 of the DGCL without any requirement of further action by the stockholders or the directors of the Reorganized Debtor, including, without limitation, the approval of Stock Incentive Plan.

         7.       STOCK INCENTIVE PLAN.

         On the Effective Date, the Stock Incentive Plan shall be deemed approved by Reorganized Debtor pursuant to section 303 of the DGCL without any requirement of further action by the stockholders or the directors of the Reorganized Debtor.

         8.       CORPORATE ACTION.

                  a. Board of Directors of Reorganized Debtor. On the Effective Date, the operation of Reorganized Debtor shall become the general responsibility of the Board of Directors of Reorganized Debtor, subject to, and in accordance with, the Amended Certificate of Incorporation and the Amended By-laws. The term of the directors of the Debtor immediately prior to the Effective Date shall expire on the Effective Date and shall be replaced by the Board of Directors of Reorganized Debtor.

                  b. Officers of Reorganized Debtor. The initial officers of Reorganized Debtor are or shall be disclosed in the Disclosure Statement or an amendment or supplement to the Disclosure Statement or such other filing as may be made with the Bankruptcy Court. The selection of officers of Reorganized Debtor after the Effective Date shall be as provided in its Amended Certificate of Incorporation and Amended By-laws.

         9.       CONTINUED CORPORATE EXISTENCE.

         The Debtor shall continue to exist after the Effective Date as a corporate entity, in accordance with Delaware law and pursuant to the Amended Certificate of Incorporation and Amended By-laws. The Amended Certificate of Incorporation and Amended By-laws shall satisfy the requirements of the Plan and the Bankruptcy Code and shall include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, a provision prohibiting the issuance of non-voting equity securities.

         10.      EXIT FINANCING.

         On the Effective Date, in accordance with the terms of the Exit Financing Agreement, the Exit Financing Parties shall transfer $16,000,000 to the Debtor in return for the Exit Financing Securities in the following amounts:

                                               Exit Financing        New Issued
                                                  Amount            Common Stock

Bay Harbour Partners, Ltd.                      $2,000,000              233,964
Lloyd I. Miller, III                            $2,000,000              233,964
Pollux Investments, LLC                         $2,000,000              233,964
Highland Capital Management L.P.               $10,000,000            1,169,822
                                               -----------            ---------
         TOTAL                                 $16,000,000            1,871,714

D.       PROVISIONS GOVERNING DISTRIBUTIONS.

         1.       DATE OF DISTRIBUTIONS.

         Unless otherwise provided in the Plan, any distributions and deliveries to be made under the Plan shall be made on the Distribution Date. In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

         2.       DISBURSING AGENT.

         All distributions under the Plan shall be made by Reorganized Debtor as Disbursing Agent or such other entity designated by Reorganized Debtor as a Disbursing Agent, or the Notes Indenture Trustee on behalf of the holders of the Note Claims and the Note Convenience Claims, as applicable, on the Distribution Date. The Disbursing Agent and the Notes Indenture Trustee shall not be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court, and, in the event that a Disbursing Agent or Notes Indenture Trustee is so otherwise ordered, all costs and expenses of procuring any such bond or surety shall be borne by Reorganized Debtor.

         3.       COMPENSATION OF PROFESSIONALS.

                  a. Each Professional retained or requesting compensation in the Chapter 11 Case pursuant to section 327, 328, 330, 331, 503(b), or 1103 of the Bankruptcy Code shall be required to file and serve an application for allowance of final compensation and reimbursement of expenses in the Chapter 11 Case on or before ten (10) days after the Effective Date. Objections to any application made under section 8.3 of the Plan shall be filed on or before twenty (20) days after the Effective Date and served on the Reorganized Debtor, the United States Trustee and the requesting Professional.

                  b. If no objection is filed and served with respect to a Professional's request for compensation and reimbursement of expenses, such Professional Fee Claim shall be paid by the Reorganized Debtor on the twenty-fourth (24th) day after the Effective Date. Otherwise, such Professional Fee Claim shall be paid by the Reorganized Debtor at such time as the objection is resolved or settled by Final Order of the Bankruptcy Court.

                  c. On or prior to the Confirmation Date, each Professional seeking compensation or reimbursement under section 327, 328, 330, 331, 503(b), or 1103 of the Bankruptcy Code shall provide the Debtor with a written estimate of the amount of its requested compensation and reimbursement through the Effective Date. On the Effective Date, the Debtor shall establish the Professional Claims Reserve in an amount equal to the aggregate amount of such estimated compensation or reimbursements, unless otherwise previously paid by the Debtor. The funds in the Professional Claims Reserve shall be used solely for the payment of Allowed Professional Fee Claims. If a Professional fails to submit an estimate of its fees in accordance with section 8.3(C) of the Plan, the Reorganized Debtor shall not pay such Professional's Allowed Professional Fee Claim from the Professional Claims Reserve but rather shall pay such claim from any other source available to the Reorganized Debtor.

         4.       SURRENDER AND EXCHANGE OF NOTES CLAIMS.

                  a. All payments to holders of physical certificates (excluding Notes held by the Depository Trust Company) evidencing Note Claims or Note Convenience Claims shall only be made to such holders after (i) the surrender by each such holder of the physical certificate evidencing the Note Claim or the Note Convenience Claims, or in the event that such certificate is lost, stolen, mutilated or destroyed, upon the holder's compliance with the requirements set forth in Section 8.6 of the Plan. Upon surrender of the physical certificate evidencing the Notes, the Notes Indenture Trustee shall cancel and destroy the pertinent Notes. The Notes Indenture Trustee shall cause an exchange for the Notes held by the Depository Trust Company. Upon implementation of the exchange, the pertinent Notes shall be deemed cancelled. As soon as practicable after such surrender or exchange, as applicable, the Notes Indenture Trustee and/or the Disbursing Agent, as applicable, shall distribute to the holder thereof such holder's distribution which the holder is entitled to under the Plan, but subject to the rights of the Notes Indenture Trustee to assert its Charging Lien against such distribution. Upon full satisfaction of the Indenture Trustee Fees, the Charging Lien shall be released. Nothing herein shall be deemed to impair, waive or discharge the Charging Lien for any unpaid fees and expenses.

                  b. Except as provided in Section 8.6 of the Plan for lost, stolen, mutilated or destroyed Notes, each holder of an Allowed Notes Claim or Allowed Notes Convenience Claim evidenced by a physical certificate shall tender such certificate to the Notes Indenture Trustee in accordance with written instructions to be provided in a letter of transmittal to such holders by the Debtor as promptly as practicable following the Effective Date. Such letter of transmittal shall specify that delivery of such certificate will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such certificate with the letter of transmittal in accordance with such instructions. Such letter of transmittal shall also include, among other provisions, customary provisions with respect to the authority of the holder of the applicable certificate to act and the authenticity of any signatures required on the letter of transmittal.

         5.       FAILURE TO SURRENDER.

         Any holder of a physical certificate (excluding Notes held by the Depository Trust Company) evidencing Note Claims or Note Convenience Claims that fails to surrender or be deemed to have surrendered such Note within 365 days of the Effective Date, shall have its claim for a distribution on account of such

Notes discharged and shall be forever barred from asserting any such claim against the Reorganized Debtor or its property or the Notes Indenture Trustee, and shall not participate in any distribution hereunder, and the distribution that would otherwise have been made to such holder shall be returned to the Reorganized Debtor.

         6.       LOST, STOLEN, MUTILATED OR DESTROYED NOTES.

         Any holder of a physical certificate (excluding Notes held by the Depository Trust Company) evidencing Note Claims or Note Convenience Claims that claims its physical certificate has been lost, stolen, mutilated or destroyed shall, in lieu of surrendering such Notes, deliver to the Notes Indenture
Trustee: (i) evidence satisfactory to the Notes Indenture Trustee of the loss, theft, mutilation or destruction; and (ii) such reasonable indemnity as may be required by the Notes Indenture Trustee to hold the Notes Indenture Trustee harmless from any damages, liabilities or costs incurred in treating such individual as a holder of Notes that has been lost, stolen, mutilated or destroyed. Upon compliance with Section 8.6 of the Plan by a holder of a Notes Claim evidenced by a physical certificate, such holder shall, for all purposes under the Plan, be deemed to have surrendered its Notes.

         7.       DELIVERY OF DISTRIBUTIONS.

         All distributions to any holder of an Allowed Claim or Equity Interest shall be made at the address of such holder as set forth on the Schedules filed with the Bankruptcy Court or on the books and records of the Debtor or its agents, unless the Debtor or Reorganized Debtor, as applicable, have been notified in writing of a change of address, including, without limitation, by the filing of a proof of claim or interest by such holder that contains an address for such holder different from the address reflected on such Schedules for such holder. In the event that any distribution to any holder is returned as undeliverable, the Disbursing Agent and/or the Notes Indenture Trustee, as applicable, shall use reasonable efforts to determine the current address of such holder, but no distribution to such holder shall be made unless and until the Disbursing Agent or the Notes Indenture Trustee, as applicable, has determined the then current address of such holder, at which time such distribution shall be made to such holder without interest; PROVIDED, HOWEVER, that such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of ninety (90) days from the Effective Date. After such date, all unclaimed property or interest in property shall revert to Reorganized Debtor or the Notes Indenture Trustee, as applicable, and the Claim of any other holder to such property or interest in property shall be discharged and forever barred.

         As of the close of business on the Distribution Record Date, (i) the transfer books and records of the Notes as maintained by the Notes Indenture Trustee or its agent shall be closed, and (ii) any transfer of any Note after the Distribution Record Date will not be recognized for purposes of distributions under the Plan. The Reorganized Debtor and the Notes Indenture Trustee shall have no obligation to recognize any transfer of any Note occurring after the close of business on the Distribution Record Date, and shall instead be entitled to recognize and deal for all purposes under this Plan with only those holders of record as of the close of business on the Distribution Record Date.

         8.       MANNER OF PAYMENT UNDER THE PLAN.

         At the option of the Disbursing Agent, any Cash payment to be made hereunder may be made by a check or wire transfer or as otherwise required or provided in applicable agreements.

         9.       FRACTIONAL SHARES.

         No fractional shares of New Issued Common Stock shall be distributed. For purposes of distribution, fractional shares of New Issued Common Stock shall be rounded down to the previous whole number.

         10.      SETOFFS AND RECOUPMENT.

         The Debtor may, but shall not be required to, setoff against, or recoup from, any Claim or Equity Interest and the distributions to be made pursuant to the Plan in respect of such Claim or Equity Interest, any claims of any nature whatsoever that the Debtor may have against the claimant, but neither the failure to do so nor the allowance of any Claim or Equity Interest hereunder shall constitute a waiver or release by the Debtor of any such claim they may have against such claimant.

         11.      DISTRIBUTIONS AFTER DISTRIBUTION DATE.

          Distributions made after the Date to holders of Disputed Claims that are not Allowed Claims as of the Distribution Date but which later become Allowed Claims shall be deemed to have been made on the Distribution Date.

         12.      RIGHTS AND POWErS OF DISBURSING AGENT.

                  a. Powers of the Disbursing Agent. The Disbursing Agent shall be empowered to (i) effect all actions and execute all agreements, instruments, and other documents necessary to perform its duties under the Plan, (ii) make all distributions contemplated hereby, (iii) employ professionals to represent it with respect to its responsibilities, and (iv) exercise such other powers as may be vested in the Disbursing Agent by order of the Bankruptcy Court, pursuant to the Plan, or as deemed by the Disbursing Agent to be necessary and proper to implement the provisions hereof.

                  b. Expenses Incurred on or After the Effective Date. Except as otherwise ordered by the Bankruptcy Court, the amount of any reasonable fees and expenses incurred by the Disbursing Agent on or after the Effective Date (including, without limitation, taxes) and any reasonable compensation and expense reimbursement claims (including, without limitation, reasonable attorney fees and expenses) made by the Disbursing Agent shall be paid in Cash by the Reorganized Debtor in the ordinary course.

         13.      NOTES INDENTURE TRUSTEE'S FEES AND EXPENSES.

         The Notes Indenture Trustee shall be paid in Cash directly from the Reorganized Debtor on the Distribution Date for the Indenture Trustee Fees without the need for application to, or approval of, any court. The Notes Indenture Trustee's Charging Lien will be discharged solely upon payment in full of the Indenture Trustee Fees. Nothing herein shall be deemed to impair, waive or discharge the Charging Lien, for any fees and expenses not paid by the Reorganized Debtor. To the extent that the Notes Indenture Trustee provides services related to distributions pursuant to the Plan, the Notes Indenture Trustee will receive from the Reorganized Debtor, without further court approval, reasonable compensation for such services and reimbursement of reasonable expenses incurred (the "Disbursing Agent Fee") in connection with such services. These payments will be made on terms agreed to between the Notes Indenture Trustee and the Reorganized Debtor. The Disbursing Agent Fee will be paid directly to the Notes Indenture Trustee by the Debtor or Reorganized Debtor on the Distribution Date, or as soon as practicable thereafter, without the need for application to, or approval of, any court. The aggregate fees and expenses described in this paragraph and payable by the Reorganized Debtor shall not exceed $80,000.

         14.      RECORD DATE FOR HOLDERS OF CLAIMS AND EQUITY INTERESTS.

         The record date for the initial distribution to holders of Claims and Equity Interests under the Plan will be the Distribution Record Date. The record date for all subsequent distributions, if any, to holders of Claims and Equity Interests under the Plan will be the Subsequent Record Distribution Date(s).

         15.      RESERVES.

         Before making any distributions under the Plan, the Reorganized Debtor shall hold in reserve the amount of Cash or New Issued Common Stock that would be required to be distributed under the Plan on account of any Claim but for the fact that such Claim is not Allowed, PROVIDED, HOWEVER, that at the time as such Claim is disallowed in whole or in part by Final Order, settlement or otherwise, the reserve on account of such Claim for the disallowed amount thereof, shall be returned to the Reorganized Debtor. If a Claim as to which an objection has been filed becomes, in whole or in part, an Allowed Claim, the Reorganized Debtor shall distribute to the holder thereof the amount to which it is entitled from the Disputed Claims Reserve in accordance with the terms of the Plan. Any balance remaining in the Disputed Claims Reserve after all Claims have been satisfied in accordance with the terms of this Plan and the Chapter 11 Case is ready to be closed, shall be transferred to the Reorganized Debtor's operating account to be used by the Reorganized Debtor at its discretion in the ordinary course of business.

         16.      ALLOCATION RELATING TO NOTES.

All distributions to holders of Notes shall be allocated first to the portion of each such Claim representing the principal amount of the Notes and then, to the extent the consideration exceeds such amount, to the remainder of such Claim.

         17.      DISCHARGE OF NOTES INDENTURE TRUSTEE.

         Immediately following the Effective Date, the Notes Indenture Trustee shall be discharged of all of its obligations under the terms of the Notes Indenture, except for the obligation to act as Disbursing Agent, as applicable. Following the Effective Date, the Notes Indenture Trustee shall have no other duty or obligation to the holders of the Notes and, without limitation, shall have no duty with respect to the Claims resolution process. The Notes Indenture Trustee shall not be entitled to a fee for acting as indenture trustee after the Effective Date unless it is asked to make a distribution or perform other specific services.

E.       PROCEDURES FOR TREATING DISPUTED CLAIMS UNDER THE PLAN.

         1.       DISPUTED CLAIMS.

         Except as to applications for allowances of compensation and reimbursement of expenses under sections 330 and 503 of the Bankruptcy Code, the Debtor or Reorganized Debtor shall have the exclusive right to make and file objections to Claims subsequent to the Confirmation Date. All objections shall be litigated to Final Order; PROVIDED, HOWEVER, that Reorganized Debtor shall have the authority to compromise, settle, otherwise resolve, or withdraw any objections, without approval of the Bankruptcy Court. Unless otherwise ordered by the Bankruptcy Court, the Debtor or Reorganized Debtor shall file all objections to Claims (other than applications for allowances of compensation and reimbursement of expenses) and serve such objections upon the holders of such Claims as to which the objection is made as soon as practicable, but in no event later than the Objection Deadline.

         2.       NO DISTRIBUTIONS PENDING ALLOWANCE.

         Notwithstanding any other provision hereof, if any portion of a Claim is a Disputed Claim, no payment or distribution provided hereunder shall be made on account of such Claim unless and until such Disputed Claim becomes an Allowed Claim.

         3.       DISTRIBUTIONS AFTER ALLOWANCE.

         To the extent that a Disputed Claim ultimately becomes an Allowed Claim, a distribution shall be made to the holder of such Allowed Claim in accordance with the provisions of the Plan. As soon as practicable after the date that the order or judgment of the Bankruptcy Court allowing any Disputed Claim becomes a Final Order, the Disbursing Agent shall provide to the holder of such Allowed Claim the distribution to which such holder is entitled under the Plan.

F.       PROVISIONS GOVERNING EXECUTORY CONTRACTS AND UNEXPIRED LEASES.

         1.       ASSUMED CONTRACTS AND LEASES.

         Except as otherwise provided in the Plan or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan, as of the Effective Date, the Debtor shall be deemed to have rejected each executory contract and unexpired lease to which they were a party, unless such contract or lease (i) was previously assumed or rejected by the Debtor, (ii) previously expired or terminated pursuant to its own terms,
(iii) is the subject of a motion to reject filed on or before the Effective Date, or (iv) is identified as an assumed executory contract or an assumed unexpired lease, as applicable, in EXHIBIT E of the Plan as same may be amended from time to time prior to the Confirmation Hearing. The Confirmation Order shall constitute an order of the Bankruptcy Court under section 365 of the Bankruptcy Code approving the contract and lease assumptions and rejections described above, as of the Effective Date except for any contract or lease assumed or rejected prior thereto.

         Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property shall include (i) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease and (ii) all executory contracts or unexpired leases appurtenant to the premises, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements, vaults, tunnel or bridge agreements or franchises, and any other interests in real estate or rights IN REM related to such premises, unless any of the foregoing agreements has been rejected pursuant to an order of the Bankruptcy Court.

         2.       PAYMENTS RELATED TO ASSUMPTION OF CONTRACTS AND LEASES.

         Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default shall be satisfied, under section 365(b)(1) of the Bankruptcy Code, by Cure. If there is a dispute regarding (i) the nature or amount of any Cure, (ii) the ability of the Reorganized Debtor or any assignee to provide "adequate assurance of future performance" (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, Cure shall occur following the entry of a Final Order resolving the dispute and approving the assumption or assumption and assignment, as the case may be.

         3.       REJECTED CONTRACTS AND LEASES.

         The Plan constitutes and incorporates a motion by the Debtor to reject, and the Confirmation Order shall be deemed to be an Order authorizing the rejection of those executory contracts and unexpired leases to which the Debtor is a party, except for those executory contracts and unexpired leases listed on EXHIBIT E to the Plan as the same may be amended from time to time prior to the Confirmation Hearing.

         4.       BAR FOR REJECTION DAMAGES.

         If the rejection by the Debtor, pursuant to the Plan or otherwise, of an executory contract or unexpired lease results in a Claim that is not theretofore evidenced by a timely filed proof of Claim or a proof of Claim that is deemed to be timely filed under applicable law, then such Claim shall be forever barred and shall not be enforceable against the Debtor or Reorganized Debtor, or the properties of the Debtor or Reorganized Debtor, unless a proof of Claim is filed with the Claims Agent on or before the later to occur of the Bar Date or thirty (30) days after entry of an order (which may be the Confirmation Order) authorizing the rejection of the applicable unexpired lease or executory contract.

         5.       TREATMENT UNDER PLAN OF REJECTION DAMAGES.

         Unless otherwise ordered by the Bankruptcy Court, all Allowed Claims arising from the rejection of executory contracts or unexpired leases shall be treated as Class 5 Miscellaneous Unsecured Claims.

         6.       CANTOR SETTLEMENT AGREEMENT.

         On the Effective Date of the Plan, the Reorganized Debtor and Sheldon Cantor will enter into a consulting agreement (the "Cantor Consulting Agreement"). The Cantor Consulting Agreement is attached as EXHIBIT H to the Plan.

G.       CONDITIONS PRECEDENT TO EFFECTIVE DATE.

         1.       CONDITIONS PRECEDENT TO EFFECTIVE DATE OF THE PLAN.

         The occurrence of the Effective Date of the Plan is subject to satisfaction of the following conditions precedent:

                  a. A Confirmation Order shall have been entered by the Clerk of the Bankruptcy Court which is in form and substance reasonably acceptable to the Debtor and there shall not be a stay or injunction in effect with respect thereto.

                  b. The Exit Financing Parties shall have paid the Debtor $16,000,000 under the Exit Financing Agreement in accordance with the terms of the Plan and the Exit Financing Agreement.

                  c. The Debtor shall have purchased directors and officers liability insurance for the Board of Directors of Reorganized Debtor in form, substance and amount reasonably acceptable to the Debtor.

                  d. All other actions and all agreements, instruments or other documents necessary to implement the terms and provisions hereof shall have been effected.

                  e. The Debtor shall have created the Professional Fee Reserve in accordance with section 8.3 of the Plan.

                  f. The Debtor and the Exit Financing Parties and certain of their affiliates shall have entered into the Stockholders' Agreement.

         2.       WAIVER OF CONDITIONS PRECEDENT.

         Each of the conditions precedent in section 11.1, other than 11.1(A) and 11.1(E) of the Plan may be waived, in whole or in part, by the Debtor in writing. Any such waivers of a condition precedent in section 11.1 of the Plan may be effected at any time, without notice, without leave or order of the Bankruptcy Court and without any formal action.

H.       EFFECT OF CONFIRMATION.

         1.       VESTING OF ASSETS.

         On the Effective Date, the Debtor, its properties and interests in property and its operations shall be released from the custody and jurisdiction of the Bankruptcy Court, and the estate of the Debtor shall vest in Reorganized Debtor free and clear of any and all Liens, except as otherwise provided in the Plan. From and after the Effective Date, Reorganized Debtor may operate its business and may use, acquire and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules, subject to the terms and conditions of the Plan.

         2.       BINDING EFFECT.

         Except as otherwise provided in section 1141(d)(3) of the Bankruptcy Code and subject to the occurrence of the Effective Date, on and after the Effective Date, the provisions of the Plan shall bind any holder of a Claim against or Equity Interest in the Debtor and such holder's respective successors and assigns, whether or not the Claim or Equity Interest of such holder is impaired under the Plan and whether or not such holder has accepted the Plan.

         3.       DISCHARGE OF DEBTOR.

         Except to the extent otherwise provided herein, the treatment of all Claims against or Equity Interests in the Debtor hereunder shall be in exchange for and in complete satisfaction, discharge and release of all Claims against or Equity Interests in the Debtor of any nature whatsoever, known or unknown, including, without limitation, any interest accrued or expenses incurred thereon from and after the Petition Date, or against its estates or properties or interests in property. Except as otherwise provided herein, upon the Effective Date, all Claims against and Equity Interests in the Debtor will be satisfied, discharged, and released in full exchange for the consideration provided under the Plan. Except as otherwise provided in the Plan, all entities shall be precluded from asserting against the Debtor or Reorganized Debtor or its respective properties or interests in property, any other Claims based upon any act or omission, transaction, or other activity of any kind or nature that occurred prior to the Effective Date.

         4.       TERM OF INJUNCTIONS OR STAYS.

         Unless otherwise provided in the Plan, all injunctions or stays arising under or entered during this Chapter 11 Case under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the 30th day following the Effective Date.

         5.       EXCULPATION.

         THE RELEASED PARTIES SHALL NOT HAVE OR INCUR, AND ARE HEREBY RELEASED FROM, ANY CLAIM, OBLIGATION, CAUSE OF ACTION OR LIABILITY TO ONE ANOTHER OR TO ANY HOLDER OF A CLAIM OR AN EQUITY INTEREST, OR ANY OTHER PARTY IN INTEREST, OR ANY OF THEIR RESPECTIVE AGENTS, EMPLOYEES, REPRESENTATIVES, FINANCIAL ADVISORS, ATTORNEYS OR AFFILIATES, OR ANY OF THEIR SUCCESSORS AND ASSIGNS, FOR ANY ACT OR OMISSION IN CONNECTION WITH, RELATING TO OR ARISING OUT OF THIS CHAPTER 11 CASE, THE SOLICITATION OF VOTES AND PURSUIT OF CONFIRMATION OF THE PLAN, THE CONSUMMATION OF THE PLAN, THE ADMINISTRATION OF THE PLAN OR THE PROPERTY TO BE DISTRIBUTED UNDER THE PLAN, THE SOLICITATION AND ISSUANCE OF THE NEW ISSUED COMMON STOCK, AND IN ALL RESPECTS SHALL BE ENTITLED TO RELY REASONABLY UPON THE ADVICE OF COUNSEL WITH RESPECT TO ITS DUTIES AND RESPONSIBILITIES UNDER THE PLAN, PROVIDED HOWEVER, THAT NOTHING IN THIS SECTION SHALL BE DEEMED TO RELEASE ANY SUCH PERSON FROM LIABILITY FOR ACTS OR OMISSIONS THAT ARE THE RESULT OF ACTUAL FRAUD, GROSS NEGLIGENCE, WILLFUL MISCONDUCT, OR WILLFUL VIOLATION OF THE SECURITIES LAWS OR THE INTERNAL REVENUE CODE.

         Section 12.5 of the Plan provides for the release of the Released Parties for any act or omission in connection with, relating to or arising out this Chapter 11 case, the solicitation of votes and pursuit of confirmation of the Plan, the administration of the Plan or the property to be distributed under the Plan, the solicitation and issuance of the New Issued Common Stock. The Debtor believes that a release of each of the Released Parties is necessary. Pursuant to standards set forth IN RE MASTER MORTGAGE INVESTMENT FUND, INC., 168 B.R. 930 (W.D. Mo. 1994), the Released Parties should be granted the releases described in section 12.5 of the Plan for the following reasons: (i) the release of the members of the AD HOC Committee is essential to the reorganization of the Debtor. As set forth herein, the AD HOC Committee negotiated the Plan with the Debtor. Without the support of the AD HOC Committee members, who are also the largest Note and Equity Interest holders, the Debtor would be unable to reorganize in the efficient and expeditious manner provided for by the Plan;
(ii) the Exit Financing Parties are all contributing substantial assets to the reorganization; and (iii) the Notes Indenture Trustee, Claims Agent, Balloting Agent and Disbursing Agent are critical to the successful reorganization of the Debtor. Without their participation and cooperation, the Debtor's efficient and expeditious reorganization would not be possible.

         6.       INDEMNIFICATION OBLIGATIONS.

         Subject to the occurrence of the Effective Date, the obligations of the Debtor, to indemnify, defend, reimburse, make advances to or limit the liability of directors or officers who were or are directors or officers of the Debtor prior to and after the Petition Date, in respect of any claims or causes of action, except for any claims or causes of action relating to acts or omissions that are the result of actual fraud, gross negligence, willful misconduct, or willful violation of the securities laws or the Internal Revenue Code, as provided in the Debtor's certificate of incorporation, by-laws, applicable state law or contract shall not be terminated and shall be in full force and effect in all respects. This section is in addition to, but in no way in derogation of, the exculpation provision set forth in section 12.5 of the Plan.

I.       RETENTION OF JURISDICTION.

         The Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, or related to, the Chapter 11 Case, the Plan and the Confirmation Order pursuant to, and for the purposes of, sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

         a. To hear and determine pending applications for the assumption, assumption and assignment, or rejection of executory contracts or unexpired leases and the allowance of Claims resulting therefrom.

         b. To enforce all agreements, assumed, if any, and to recover all property of the estate wherever located.

         c. To determine any and all adversary proceedings, applications and contested matters, including, without limitation, under sections 544, 545, 548, 549, 550, 551, and 553 of the
                  Bankruptcy Code.

         d. To ensure that distributions to holders of Allowed Claims and Allowed Equity Interests are accomplished as provided herein.

         e. To hear and determine any timely objections to Administrative Claims or to proofs of Claim, including, without limitation, any objections to the classification of any Claim, and to allow or disallow any Disputed Claim in whole or in part.

         f. To determine the validity, extent and priority of all Liens, if any, against properties of the estates.

         g. To determine all assertions of an ownership interest in, the value of, or title to, any property of the estates.

         h. To determine any tax liability of the estates in connection with the Plan, actions taken, distributions or transfers made thereunder.

         i. To enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified, or vacated.

         j. To issue such orders in aid of execution of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code.

         k. To consider any amendments to or modifications of the Plan, or to cure any defect or omission, or reconcile any inconsistency, in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order.

         l. To hear and determine all applications under sections 330, 331, and 503(b) of the Bankruptcy Code for awards of compensation for services rendered and reimbursement of expenses incurred prior to the Confirmation Date.

         m. To hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan, the Confirmation Order, any transactions or payments contemplated hereby or any agreement, instrument or other document governing or relating to any of the foregoing.

         n. To hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code.

         o. To hear and determine any other matter not inconsistent with the Bankruptcy Code.

         p. To hear and determine all disputes involving the existence, scope, and nature of the discharges granted under the Plan and the Confirmation Order.

         q. To issue injunctions and effect any other actions that may be necessary or desirable to restrain interference by any entity with the consummation or implementation of the Plan.

         r. To determine such other matters as may be provided in the Confirmation Order.

         s.       To enter a final decree closing the Chapter 11 Case.

J.                MISCELLANEOUS PROVISIONS.

         1.       PAYMENT OF STATUTORY FEES.

         All fees payable under section 1930, chapter 123, title 28, United States Code, as determined by the Bankruptcy Court at the Confirmation Hearing, shall be paid on the Effective Date. Any such fees accrued after the Effective Date will be paid by the Reorganized Debtor in the ordinary course of business.

         2.       SECTION 1125(e) OF THE BANKRUPTCY CODE.

         As of the Confirmation Date, the Debtor shall be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code. The Debtor (and each of their respective affiliates, agents, directors, officers, employees, investment bankers, financial advisors, attorneys and other professionals) have, and shall be deemed to have, participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of the securities under the Plan, and therefore are not, and on account of such offer, issuance and solicitation will not be, liable at any time for the violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or the offer and issuance of securities under the Plan.

         3.       INDENTURE TRUSTEE AS CLAIM HOLDER.

         Consistent with Bankruptcy Rule 3003(c), the Reorganized Debtor shall recognize a Proof of Claim filed by the Notes Indenture Trustee with respect to any Claim arising from the Notes. Accordingly, any Claim, proof of which is filed by the registered or beneficial holder of a Note, may be disallowed as duplicative of the Claim of the Notes Indenture Trustee, without any further action of the Bankruptcy Court.

         4.       EXEMPTION FROM CERTAIN TRANSFER TAXES.

         Pursuant to section 1146(c) of the Bankruptcy Code, any transfers from the Debtor to any other person or entity pursuant to the Plan shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, or other similar tax or governmental assessment, and the Confirmation Order shall direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment.

         5.       MODIFICATIONS AND AMENDMENTS.

         The exhibits to both the Plan and Disclosure Statement can be amended at any time prior to the Confirmation Date by the Debtor. In addition, the Debtor may alter, amend, or modify the Plan under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Date. After the Effective Date the Reorganized Debtor may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan or the Confirmation Order, and to accomplish such matters as may be necessary to carry out the purposes and effects of the Plan so long as such proceedings do not materially adversely affect the treatment of holders of Claims under the Plan, PROVIDED, HOWEVER, that prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or Order of the Bankruptcy Court.

         6.       COMPLIANCE WITH TAX REQUIREMENTS.

         In connection with the consummation of the Plan, the Reorganized Debtor shall comply with all withholding and reporting requirements imposed by any taxing authority, and all distributions hereunder shall be subject to such withholding and reporting requirements.

         7.       PRESERVATION OF TRANSFERRED CLAIMS.

         All causes of action which are currently held by the Debtor will be transferred to and prosecuted by the Reorganized Debtor at its sole and absolute discretion. The failure of the Debtor specifically to list any claim, right of action, suit, or proceeding herein or in the Plan does not, and will not be deemed to, constitute a waiver or release by the Debtor of such claim, right of action, suit, or proceeding, and Reorganized Debtor will retain the right to pursue additional claims, rights of action, suits, or proceedings.

         8.       SEVERABILITY OF PLAN PROVISIONS.

         Except as otherwise provided herein, in the event that, prior to the Effective Date, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void or unenforceable, then if requested by the Debtor or Reorganized Debtor the Bankruptcy Court shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable in accordance with its terms. Notwithstanding the foregoing or any other provision of the Plan, to the extent section 4 of the Plan or any part thereof is held by the Bankruptcy Court to be invalid, void or unenforceable, then the Plan shall be deemed null and void for all purposes.

         9.       FILING OR EXECUTION OF ADDITIONAL DOCUMENTS.

         On or before the Effective Date, the Debtor or the Reorganized Debtor will file with the Bankruptcy Court or execute, as appropriate, such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of this Plan.

         10.      GOVERNING LAW.

         Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent an exhibit to the Plan provides otherwise, the rights, duties and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without giving effect to the principles of conflict of laws thereof.

                   V. CONFIRMATION AND CONSUMMATION PROCEDURE

         Under the Bankruptcy Code, the following steps must be taken to confirm the Plan:

A.       SOLICITATION OF VOTES.

         In accordance with sections 1126 and 1129 of the Bankruptcy Code, the Claims and Equity Interests in Class 3 (Note Claims), Class 4 (Note Convenience Claims), Class 6 (SERP Claims), Class 7 (Equity Interests) and Class 8 (DE MINIMIS Equity Holders) are impaired and the holders of Allowed Claims and Equity Interests in Class 3, Class 4, Class 6, Class 7 and Class 8 are entitled to vote to accept or reject the Plan.

         Claims in Class 1 (Other Priority Claims), Class 2 (Miscellaneous Secured Claims) and Class 5 (Miscellaneous Unsecured Claims) are unimpaired and the holders of Allowed Claims in each of such Classes are conclusively presumed to have accepted the Plan and the solicitation of acceptances with respect to such Classes is not required under section 1126(f) of the Bankruptcy Code.

         Because holders of Class 9 (Other Equity Interests) are presumed to have rejected the Plan, they are not entitled to vote on the Plan.

         As to classes of claims entitled to vote on a plan, the Bankruptcy Code defines acceptance of a plan by a class of creditors as acceptance by holders of at least two-thirds in dollar amount and more than one-half in number of the claims of that class that have timely voted to accept or reject a plan. As to classes of equity interests entitled to vote on a plan, the Bankruptcy Code defines acceptance of a plan by a class of equity interests as acceptance by at least two-thirds of the allowed equity interests that have timely voted to accept or reject a plan. A vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that such acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

B.       THE CONFIRMATION HEARING.

         The Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a confirmation hearing. The Confirmation Hearing in respect of the Plan has been scheduled for April 8, 2005 at 10:30 a.m., Delaware time, before the Honorable Peter J. Walsh, United States Bankruptcy Court Judge, at the United States Bankruptcy Court, 824 Market Street, Wilmington, Delaware 19801. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing. Any objection to confirmation must be made in writing and specify in detail the name and address of the objector, all grounds for the objection and the amount of the Claim or number of shares of stock of the Debtor held by the objector. Any such objection must be filed with the Bankruptcy Court and served so that it is received by the Bankruptcy Court and the following parties on or before March 30, 2005 at 4:00 p.m., Delaware time:

                    Richard Baumfield, Esq.
                    Andrews Kurth LLP
                    450 Lexington Avenue, 15th Floor
                    New York, NY 10017
                    Tel:  (212) 850-2800
                    Fax: (212) 850-2929

                    Adam Singer, Esq.
                    Cooch and Taylor
                    824 Market Street Mall, 10th Floor
                    Wilmington, DE 19801
                    Tel: (302) 652-3641
                    Fax: (302) 652-5379

                    David L. Buchbinder, Esq.
                    Office of the United States Trustee
                    844 King Street, Suite 2207
                    Lockbox 35
                    Wilmington, Delaware 19801

         Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014.

C.       CONFIRMATION.

         At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the requirements of section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation of a plan are that the plan is (i) accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the plan "does not discriminate unfairly" and is "fair and equitable" as to such class, (ii) feasible, and (iii) in the "best interests" of creditors and stockholders which are impaired under the plan.

         1.       ACCEPTANCE.

         Claimants and holders of Equity Interests in Class 3 (Note Claims), Class 4 (Note Convenience Claims), Class 6 (SERP Claims), Class 7 (Equity Interests) and Class 8 (DE MINIMIS Equity Holders) are impaired under the Plan and are entitled to vote to accept or reject the Plan. Since the Plan contemplates no distribution will be made to Class 9 (Other Equity Interests), holders of Equity Interests in this Class are conclusively deemed to have rejected the Plan and are not entitled to vote. The Debtor reserves the right to seek nonconsensual confirmation of the Plan with respect to any Class(es) of Claims or Equity Interests that is entitled to vote to accept or reject the Plan if such Class(es) rejects the Plan.

2.       UNFAIR DISCRIMINATION AND FAIR AND EQUITABLE TESTS.

         To obtain nonconsensual confirmation of the Plan, it must be demonstrated to the Bankruptcy Court that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to each impaired, nonaccepting Class. The Bankruptcy Code provides a non-exclusive definition of the phrase "fair and equitable." The Bankruptcy Code establishes "cram down" tests for secured creditors, unsecured creditors, and equity holders, as follows:

         a.       Secured Creditors.

         Either (i) each impaired secured creditor retains its liens securing its secured claim and receives on account of its secured claim deferred Cash payments having a present value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim, or (iii) the property securing the claim is sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds is provided in clause (i) or (ii) of this subparagraph.

         b.       Unsecured Creditors.

         Either (i) each impaired unsecured creditor receives or retains under the Plan property of a value equal to the amount of its allowed claim, or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the Plan.

         c.       Equity Interests.

         Either (i) each holder of an equity interest will receive or retain under the Plan property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled or the value of the interest, or (ii) the holder of an interest that is junior to the nonaccepting class will not receive or retain any property under the Plan.

         The Debtor believes that the Plan and the treatment of all Classes of Claims and Equity Interests under the Plan satisfy the foregoing requirements for nonconsensual confirmation of the Plan.

         3.       FEASIBILITY.

         The Bankruptcy Code requires that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan meets this requirement, the Debtor has analyzed the Debtor's ability to meet its obligations under the Plan. As part of this analysis, the Debtor has prepared projections of financial performance for each of the three (3) fiscal years ending December 31, 2005 through 2007 (the "Projection Period"). These projections, and the assumptions on which they are based, are included in the Projected Financial Information annexed hereto as EXHIBIT F. Based upon such projections, the Debtor believes that it will be able to make all distribution and payments required pursuant to the Plan and, therefore, confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization.

         4.       PROJECTED FINANCIAL INFORMATION.

         The financial information appended to this Disclosure Statement as EXHIBIT F includes certain financial projections for the Projection Period.

         THE FINANCIAL PROJECTIONS HAVE NOT BEEN EXAMINED OR COMPILED BY INDEPENDENT ACCOUNTANTS. ACTUAL FINANCIAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THOSE INCLUDED IN THE PROJECTIONS. THE DEBTOR MAKES NO REPRESENTATION AS TO THE ACCURACY OF THE PROJECTIONS OR THE DEBTOR'S ABILITY TO ACHIEVE THE PROJECTED RESULTS. MANY OF THE ASSUMPTIONS ON WHICH THE PROJECTED FINANCIAL INFORMATION IS BASED ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES. INEVITABLY, SOME ASSUMPTIONS WILL NOT MATERIALIZE AND UNANTICIPATED EVENTS AND CIRCUMSTANCES MAY AFFECT THE ACTUAL FINANCIAL RESULTS. THEREFORE, THE ACTUAL RESULTS ACHIEVED THROUGHOUT THE PROJECTION PERIOD MAY VARY SIGNIFICANTLY FROM THE PROJECTED RESULTS. ALL HOLDERS OF CLAIMS AND EQUITY INTERESTS THAT ARE ENTITLED TO VOTE TO ACCEPT OR REJECT THE PLAN ARE URGED TO EXAMINE CAREFULLY ALL OF THE ASSUMPTIONS ON WHICH THE PROJECTED FINANCIAL INFORMATION IS BASED IN EVALUATING THE PLAN.

         5.       BEST INTERESTS TEST AND LIQUIDATION ANALYSIS.

         With respect to each impaired Class of Claims and Equity Interests, confirmation of the Plan requires that each holder of a Claim or Equity Interest either (i) accept the Plan, or (ii) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive or retain if the Debtor was liquidated under Chapter 7 of the Bankruptcy Code.

         The Debtor believes that under the Plan all holders of impaired Claims and Equity Interests will receive property with a value not less than the value such holder would receive in a liquidation of the Debtor under Chapter 7 of the Bankruptcy Code. To estimate the likely returns to holders of Claims and Equity Interests in a Chapter 7 liquidation, the Debtor determined the amount of liquidation proceeds that would be available for distribution to, and the allocation of such proceeds among, the Classes of Claims and Equity Interests based on their relative priority.

         The relative priority of distribution of liquidation proceeds with respect to any Claim or Equity Interest depends on (i) its status as secured, priority unsecured or nonpriority unsecured and (ii) its relative subordination (including contractual subordination, structural subordination and statutory subordination (E.G., as is required by section 510(b) of the Bankruptcy Code)).

         In general, liquidation proceeds would be allocated in the following priority: (i) first, to the Claims of secured creditors to the extent of the value of their Collateral; (ii) second, to the costs, fees and expenses of the liquidation, as well as other administrative expenses of the Debtor's Chapter 7 case, including tax liabilities incurred in the Chapter 7 case; (iii) third, to the unpaid Administrative Claims of the Debtor's Chapter 11 Case; (iv) fourth, to Priority Tax Claims and other Claims entitled to priority in payment under section 507 of the Bankruptcy Code; (v) fifth, to unsecured Claims; (vi) sixth, to subordinated claims, if any, (vii) seventh, to Equity Interests. As described more fully below, the Debtor's management believes that in a Chapter 7 liquidation, based on the priorities outlined above, the proceeds remaining after satisfaction of all Administrative Claims, Priority Tax Claims, Other Priority Claims, and Miscellaneous Secured Claims will not be sufficient to pay one hundred percent (100%) of the Note Claims, including Note Convenience Claims, or make any distribution to Miscellaneous Unsecured Claims, SERP Claims, Equity Interests, DE MINIMIS Equity Interests and Other Equity Interests.

         In reaching this conclusion, the Debtor made a number of assumptions, which are set forth below, and estimates regarding anticipated differences in expenses, fees, asset recoveries, claims litigation and settlements, recoveries on rates, deposits and escrows, and total claims filed that could occur if the Debtor's Chapter 11 Case were converted to a Chapter 7 liquidation. The liquidation analysis is annexed hereto as EXHIBIT E.

         These estimates and assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Debtor. Accordingly, there can be no assurance as to values that would actually be realized in a Chapter 7 liquidation.

         The Debtor has made a number of assumptions in connection with its liquidation analysis, which are set forth on EXHIBIT E.

         Under a Chapter 7 liquidation, all secured claims are required to be satisfied from the proceeds of the collateral securing such claims before any such proceeds would be distributed to any other creditors. The Debtor's liquidation analysis assumes the application of the rule of absolute priority of distributions with respect to the remaining proceeds of the Debtor, as well as application of contractual and statutory subordination. Under that scenario, no junior creditor receives any distribution until all senior creditors are paid in full. To the extent that proceeds remain after satisfaction of all Miscellaneous Secured Claims, the proceeds would first be distributed to the holders of Administrative Claims, Priority Tax Claims and Other Priority Claims, with the balance being made available to satisfy, first, other nonpriority, unsecured Claims and, last, Equity Interests. Based on the liquidation assumptions of the Debtor's management, the Debtor believes that the liquidation and distribution of the Debtor's assets in a Chapter 7 case will not be sufficient to pay one hundred percent (100%) of the Note Claims, including Note Convenience Claims, or make any distribution to Miscellaneous Unsecured Claims, SERP Claims, Equity Interests, DE MINIMIS Equity Interests and Other Equity Interests.

         In summary, the Debtor believes that a Chapter 7 liquidation of the Debtor would result in a substantial diminution in the value to be realized by the holders of certain Claims and delay in making distributions to all Classes of Claims entitled to a distribution. Consequently, the Debtor believes that the Plan satisfies the requirements of section 1129(a)(7) of the Bankruptcy Code.

D.       VALUATION OF REORGANIZED DEBTOR.

         THE ESTIMATES OF ENTERPRISE VALUE SET FORTH HEREIN REPRESENT HYPOTHETICAL REORGANIZATION ENTERPRISE VALUES THAT WERE DEVELOPED SOLELY FOR THE PURPOSE OF THE PLAN. SUCH ESTIMATES REFLECT COMPUTATIONS OF THE ESTIMATED ENTERPRISE VALUE OF THE REORGANIZED DEBTOR THROUGH THE APPLICATION OF VARIOUS

GENERALLY ACCEPTED VALUATION TECHNIQUES AND DO NOT REFLECT OR CONSTITUTE APPRAISALS OF THE ASSETS OF THE DEBTOR OR THE ACTUAL MARKET VALUE OF THE DEBTOR. BECAUSE SUCH ESTIMATES ARE INHERENTLY UNCERTAIN, NEITHER THE DEBTOR NOR AMPER, POLITZINER & MATTIA, P.C. ("AMPER"), THE DEBTOR'S VALUATION EXPERT, ASSUMES RESPONSIBILITY FOR THEIR ACCURACY. IN ADDITION, AMPER DID NOT INDEPENDENTLY VERIFY THE DEBTOR'S PROJECTIONS IN CONNECTION WITH THE VALUATION, AND NO INDEPENDENT EVALUATIONS OR APPRAISALS OF THE DEBTOR'S ASSETS WERE SOUGHT OR OBTAINED THEREWITH.

         In assisting management in preparing the valuation, Amper, among other things: (i) reviewed certain financial statements of the Debtor for recent years and interim periods, (ii) reviewed certain internal financial and operating data prepared by the Debtor, (iii) discussed the current operations and prospects of the business with the management of the Debtor, (iv) reviewed certain financial and stock market information of certain publicly traded companies that Amper and management of the Debtor believe are in businesses reasonably comparable to the business of the Debtor, (v) considered the financial terms, to the extent publicly available, of certain historical acquisitions of companies and systems whose businesses are believed to be reasonably comparable to that of the Debtor,
(vi) considered certain economic and industry information relevant to the business of the Debtor, (vii) reviewed various documents relating to the Plan, including, but not limited to, this Disclosure Statement, and (viii) made such other analyses and examinations as Amper deemed necessary or appropriate.

         Amper has advised the Debtor that for purposes of assisting the Debtor in preparing the valuation expressed below, Amper assumed that, as of the Effective Date: (i) the proposed capitalization of the Debtor will be as set forth in the Plan and Disclosure Statement, (ii) market, business, and general economic conditions will be similar to conditions assumed, (iii) the financial and other information furnished to Amper by the Debtor and its professionals and the publicly available information are accurate and complete, and (iv) the Plan is confirmed without material changes. Based upon its analyses, the assumptions made, matters considered and limits of review as set forth above, the Debtor has concluded that an appropriate estimate for the post-confirmation going concern enterprise value of the Debtor would be approximately $129 million (after receipt of the funds from the Exit Financing). After deducting the estimated, net long-term indebtedness of the Reorganized Debtor at the Effective Date of approximately $10 million and cash payments to be made under the Plan, the estimated total equity value is approximately $114 million (after the Exit Financing). Therefore, assuming 10,000,000 shares of New Issued Common Stock will be issued on the Distribution Date, the value of New Issued Common Stock is estimated to be approximately $11.40 per share, before the impact, if any, on the value of the stock from the issuance of any securities under the Stock Incentive Plan.

         THE ESTIMATED ENTERPRISE VALUE IS HIGHLY DEPENDENT UPON ACHIEVING THE FUTURE FINANCIAL RESULTS SET FORTH IN THE PROJECTIONS AS WELL AS THE REALIZATION OF CERTAIN OTHER ASSUMPTIONS WHICH ARE NOT GUARANTEED.

         THE VALUATIONS SET FORTH HEREIN REPRESENT ESTIMATED REORGANIZATION VALUES AND DO NOT NECESSARILY REFLECT VALUES THAT COULD BE ATTAINABLE IN PUBLIC OR PRIVATE MARKETS. THE EQUITY VALUE ASCRIBED IN THE ANALYSIS DOES NOT PURPORT TO BE AN ESTIMATE OF THE POST-REORGANIZATION MARKET VALUE. SUCH TRADING VALUE, IF ANY, MAY BE AFFECTED BY SUCH THINGS AS THE CLOSELY HELD NATURE OF THE STOCK AFTER THE EFFECTIVE DATE, THE LACK OF IMMEDIATELY AVAILABLE AUDITED FINANCIAL STATEMENTS AND THE FACT THAT THE NEW ISSUED COMMON STOCK IS NOT TRADED ON A MAJOR EXCHANGE. DUE TO THESE REASONS AND OTHERS, THE TRADING VALUE MAY BE MATERIALLY DIFFERENT FROM THE REORGANIZATION EQUITY VALUE ASSOCIATED WITH THE VALUATION ANALYSIS.

E.       CONSUMMATION.

         The Plan will be consummated on the Effective Date. The Effective Date of the Plan is the first Business Day following the date on which the conditions precedent to the effectiveness of the Plan, are satisfied or waived.

         The Plan is to be implemented pursuant to the provisions of the Bankruptcy Code.

                       VI. MISCELLANEOUS DISCLOSURE ITEMS

A.        EXECUTIVE HEALTH BENEFIT PLAN SETTLEMENT.

         In 1989, ABN established a post-retirement welfare benefit trust pursuant to that certain Trust Agreement dated December 29, 1989 between ABN (as successor) and The Chase Manhattan Bank, NA ("Chase"), as successor trustee (the "Trust") to pay the post-retirement medical benefits of certain of its former employees. During the First Bankruptcy the Trust participants settled all of their claims with ABN in connection with the Trust and the terms of that settlement is reflected in paragraph 56 of the Findings of Fact and Conclusions of Law Relating to, and Order under 11 U.S.C. ss. 1129(a) and (b) Confirming, the Fourth Amended Reorganization Plan of American Banknote Corporation under Chapter 11 of the Bankruptcy Code dated August 21, 2002 of the NY Bankruptcy Court (the "2002 Confirmation Order"). The participants are Sussane Jonas, Roslyn Weitzen, Gerhard Hennig, Tilling Henning, Marie Parente, Patricia Reddy and Patrick Reddy (collectively, the "Participants").

         The settlement, as reflected in paragraph 56 of the 2002 Confirmation Order (the "Health Benefits Settlement"), provides for the following:

                  (i) That upon reaching the age of 65, each of the Participants, shall, to the extent they have not already, enroll in Medicare and Blue Cross/Blue Shield as a Medicare supplement. Additionally, each of the Participants shall, to the extent they have not already, enroll in health insurance plans offered by ABN through CIGNA and The First Rehabilitation Insurance Company of America (together with Blue Cross/Blue Shield and Medicare, and as may be replaced in accordance with the terms of the 2002 Confirmation Order, the "Medical Plans"). Subject to paragraph (v.) below, such Medical Plans shall be continued without interruption for the benefit of the Participants throughout their lifetime.

                  (ii) Each of the Participants shall timely submit any medical claims which qualify as "medical care" under section 105(b) of the Internal Revenue Code of 1986, as amended, notwithstanding the percentage limitations on deductibility set forth therein (each, a "Covered Medical Claim") to each of the Medical Plans and shall further cooperate in the coordination of benefits among the Medical Plans and any other medical or benefit plans that each Participant may have so as to maximize the likelihood that the Medical Plans reimburse such claims.

                  (iii) If, after properly submitting a Covered Medical Claim to each of the Medical Plans and cooperating in the coordination of benefits, any portion of the Covered Medical Claims remains unreimbursed by each of the Medical Plans (a "Deficiency Amount"), the Participants shall submit a certification, with supporting documentation, as to the Deficiency Amount to ABN or its successors. As promptly as is practicable, but no later than 30 days thereafter, ABN shall reimburse or pay, as the case may be, each participant in full for the Deficiency Amount or shall advise the participant that it questions the Deficiency Amount.

                  (iv) Pursuant to the Findings of Fact and Conclusions of Law Relating to, and Order under 11 U.S.C. ss. 1129(a) and (b) Confirming, the Third Amended Reorganization Plan of American Banknote Corporation under Chapter 11 of the Bankruptcy Code of the NY Bankruptcy Court dated November 3, 2000 (the "November Confirmation Order") and in accordance with the order approving requests by professionals for compensation and reimbursement entered December 28, 2000, ABN paid the reasonable fees and expenses of the counsel (subject to the applicable cap set forth in the November Confirmation Order) to each of (i) the Participants other than Marie Parente, and (ii) Marie Parente, in accordance with section 1129(a)(4) of the Bankruptcy Code.

                  (v) In the event that ABN terminates any of the Medical Plans (other than Blue Cross/Blue Shield) or ABNCo (as defined below) terminates the CIGNA retiree plan described below, ABN shall replace any such terminated Medical Plan with a health insurance plan which provides comparable benefits.

                  (vi) As long as the retired employees of American Banknote Company, Inc. ("ABNCo") are covered by the CIGNA retiree plan maintained by ABNCo, ABN shall continue to cover the Participants under such CIGNA retiree plan. In the event that such CIGNA retiree plan is terminated by ABNCo, ABN shall provide the Participants with comparable coverage in accordance with paragraph (v.) above.

                  (vii) In the event that substantially all of the current executive level employees of ABN shall cease to be employed by ABN and shall be employed by an affiliate of ABN, ABN or its successor shall provide that the Participants shall be entitled to participate in any health insurance plans in which such executive level employees participate, and the current Medical Plans shall be terminated and replaced accordingly.

                  (viii) The corpus of the Trust was turned over to ABN net of all reasonable compensation, fees, and expenses Trustee allowed under the agreement governing the Trust upon the entry of the 2002 Confirmation Order or as soon thereafter as is reasonable practical (i) enjoining the Participants (and their beneficiaries) from commencing a suit, action, demand, or proceeding arising out of or in connection with the Trust against the Trustee and ABN and
(ii) releasing the Trustee from any claim whatsoever of each of the Participants, ABN, or Reorganized ABN, relating to, connected with, or arising from the Trust.

                  (ix) Each Participant and each former participant of the Trust (and each of the respective heirs and successors of each of the foregoing) was enjoined and barred from commencing a suit, action, demand, or proceeding arising out of or in connection with the Trust of any kind whatsoever, arising at any point in time.

                  (x) ABN and Reorganized ABN (and any of their respective successors) must indemnify the Trustee solely for any and all costs and expenses incurred by the Trustee in connection with the defense of any action, suit, demand, or proceeding arising out of or in connection with or in violation of the releases and injunction described above for a period of 10 years from the date of entry of the 2002 Confirmation Order.

                  (xi) The Trust was terminated. Neither ABN, Reorganized ABN, or the Trustee has any further duty under Trust, to the Trust, ABN (or any successor), Reorganized ABN (or any successor), ABN's estate, the Trustee, the Participants, or any other party, except as otherwise expressly provided for the 2002 Confirmation Order. None of the Participants or ABN or any of their successors, heirs, or assigns, have any rights under the Trust, and any actions brought by Participants or ABN or any of their successors, heirs, or assigns in respect of the Trust would be an express violation of the releases and injunctions provided herein.

         The Debtor believes it is beneficial to assume the terms of the settlement as set forth in the 2002 Confirmation Order. If ABN were to terminate or reject the Health Benefits Settlement, the Trust Participants may hold assert Class 5 Miscellaneous Unsecured Claims which could require the Debtor to make significant one time payments as opposed to smaller incremental payments under the terms of the 2002 Confirmation Order.

B.       SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN.

         The 2002 Plan assumed the Supplemental Executive Retirement Plan (the "SERP") between ABN and certain plan participants dated April 1, 1994 as amended. Pursuant to the SERP, ABN was required to pay retirement benefits to plan participants calculated according to the provisions of the SERP. The only SERP participant as of the Petition Date is Sheldon Cantor.

         Mr. Cantor has been placed into Class 6 SERP Claims under the Plan and has agreed to treatment as set forth in section 4.6 of the Plan. Mr. Cantor has indicated that he will vote in favor of the Plan.

C.       CANTOR CONSULTING AGREEMENT.

         On the Effective Date of the Plan, the Reorganized Debtor and Mr. Cantor will enter into a consulting agreement (the "Cantor Consulting Agreement"). The Cantor Consulting Agreement is attached as EXHIBIT H to the Plan.

D.       ASSUMPTION OF WEISSMAN CONSULTING, NON-COMPETITION, AND TERMINATION
         AGREEMENT.

         The 2002 Plan assumed the Consulting, Non-Competition, and Termination Agreement between ABN and Morris Weissman ("Weissman") dated March 13, 2000 as amended by the Amendment to Consulting, Non-Competition and Termination Agreement dated June 26, 2000 (the "Agreement"). Pursuant to the Agreement, ABN was required to pay Weissman $300,000.00 per annum as a consulting fee for three years, payable in monthly installments of $25,000 per month. The Agreement further provides that Weissman will receive payments under ABN's SERP.

         In May 2004, ABN and Weissman entered into the Second Amendment to Consulting, Non-Competition and Termination Agreement (the "Second Amendment"). The Second Amendment provides, INTER ALIA, that commencing in January 2005, and continuing through 2011, the monthly payments to Weissman by ABN in connection with the SERP will be $16,412 per month. The Second Amendment further provides that commencing in July 2011, and continuing until Weissman's death (unless he is survived by his current spouse, in which case the payments will continue to her until her death), the monthly payments to be made by ABN to Wiessman in connection with the SERP shall be $12,000 per month.

         The Debtor believes it is beneficial to assume the Agreement with amendments thereto. If ABN were to reject the Agreement, Weissman may assert a Class 5 Miscellaneous Unsecured Claim which could require the Debtor to make a significant one time payment under the Agreement as opposed to smaller incremental payments as called for by the Agreement.

E.       ASSUMPTION OF EXECUTIVES' CONTRACTS.

         The Debtor intends to assume employment agreements with Patrick J. Gentile, the Debtor's Executive Vice President and Chief Financial Officer, and Steven G. Singer, the Chairman of the Debtor's Board of Directors. Copies of these employment agreements are attached hereto as EXHIBIT G.

F.       USDA CLAIM.

         In the third quarter of 2003, the USDA gave the Debtor final notification and delivery instructions for the remaining food coupons held in secure storage by the Debtor pursuant to its distribution contract with the USDA which expired on September 30, 2003. The Debtor fully performed and completed the remaining two months of service pursuant to the terms of this contract, and in the normal course billed the USDA approximately $1.5 million in accordance with the contract. The Debtor formally requested in writing that it be paid in full pursuant to the terms of the contract and the USDA formally denied approximately $1.4 million of the Debtor's claim. At a status conference on April 13, 2004, before the USDA Board of Contract Appeals, the government acknowledged that approximately $0.2 million of the claim was approved for payment internally and should therefore be released to the Debtor. Payment was received by the Debtor in the second quarter of 2004 and was appropriately recognized as revenue in that period. On February 1, 2005, the case on the balance of the claim (with accrued interest thereon) was found in favor of USDA before the USDA Board of Contract Appeals. The Debtor is reviewing a possible appeal of the case based upon the merits.

G.       BRAZILIAN TAX CLAIMS.

         Through December 31, 2003, ABNB had been assessed approximately $23 million in prior years from the Brazilian tax authorities relating to taxes other than income taxes. The assessments are in various stages of administrative process or in lower courts of the judicial system and are expected to take years to resolve. It is the opinion of ABNB's Brazilian counsel that an unfavorable outcome on these assessments is not probable. To date, the Debtor has received favorable court decisions on matters similar to some of the ones included in the above amount for, approximately, $5.6 million. Thus the Debtor believes that the eventual outcomes of these assessments will not have a material impact on the Debtor's consolidated financial position or results of operations. As a result the Debtor has not made any significant provision for the assessments.

H.       LITHUANIA CLAIM.

         In October 2003, the Debtor notified the Bank of Lithuania, ("Lithuania"), that it would not make its scheduled installment settlement payment of $0.5 million due October 1, 2003 due to its cash flow constraints. The payment was part of a remaining $1.7 million settlement obligation between the Debtor and Lithuania that was entered into the New York Bankruptcy Court and became effective upon the October 1, 2002 consummation of the 2002 Plan. Both parties initially entered into a discussion in an attempt to restructure the balance of the obligation to avoid further litigation. Counsel for Lithuania indicated, however, that the Debtor's initial proposal was unacceptable and issued a notice of default. As a result of the default, the entire $1.7 million obligation was recorded as a current liability in accounts payable and accrued expenses at December 31, 2003 and continued to accrue default interest at the prevailing rate. On May 21, 2004, the New York Bankruptcy Court granted summary judgment in favor of Lithuania ordering the Debtor to pay $1.7 million, which was the outstanding principal, plus the related interest thereon. On August 31, 2004, the Debtor paid the $1.7 million principal plus accrued interest to Lithuania.

I.       ANATEL FINE.

         On September 22, 2004, the Brazilian Telecommunications Commission ("Anatel"), levied a $0.8 million fine against ABNB, citing ABNB's failure to comply with new product material specifications in connection with inductive phone cards that are sold to the local telephone company. ABNB has reviewed the claim with legal counsel and believes that it has meritorious defenses against the assessment.

                     VII. MANAGEMENT OF REORGANIZED DEBTOR

         As of the Effective Date, the management, control and operation of the Reorganized Debtor will become the general responsibility of the Board of Directors of Reorganized Debtor.

A.       BOARD OF DIRECTORS AND MANAGEMENT.

         1.       COMPOSITION OF THE BOARD OF DIRECTORS.

         The initial Board of Directors of Reorganized Debtor will consist of six (6) members. Each of the members of the initial Board of Directors of Reorganized Debtor shall serve until the first annual meeting of stockholders of Reorganized Debtor or their earlier resignation or removal in accordance with the Amended Certificate of Incorporation or Amended By-Laws, as the same may be amended from time to time. Set forth below is the name of each such director, together with a brief biography:

STEVEN G. SINGER has served as Chairman of the Board and Chief Executive Officer and as a Director of the Debtor since November 2000. From 1995 through 2000, Mr. Singer served as Executive Vice President and Chief Operating Officer of Romulus Holdings, Inc., a family owned investment fund. Mr. Singer also serves as Chairman and Chief Executive Officer of Pure 1 Systems, a manufacturer and distributor of water treatment products. Mr. Singer is a Director and the Non-Executive Chairman of the Board of Globix Corporation and of Motient Corporation, both publicly traded companies. Steven Singer is an affiliate of Castor Investments, LLC and certain other entities that hold Notes and Old Common Stock.

SIDNEY LEVY has served as Director of the Debtor since June 1998 and has served as President of ABNB since February 1994.

RAYMOND L. STEELE has served as a Director of the Debtor since March 2001. Mr. Steele has served as a director of Modernfold, Inc. since 1991, I.C.H. Corporation since 1998, DualStar Technologies Corporation since 1998 and Globix Corporation since 2003.

STEVEN A. VAN DYKE has served as a Director of the Debtor since July 2001. He has been a managing principal of Bay Harbour Management L.C. since 1987. Bay Harbour is an investment advisor and manages private equity and debt funds. He is a Chartered Financial Analyst and is a member of both the Financial Analysts Society of Central Florida and the Association for Investment Management and Research. Mr. Van Dyke has served on the board of directors of Barneys New York, Inc. since 1999 and Buckhead America Corporation since 1997. Steven Van Dyke is an affiliate of Bay Harbour Management L.C. and certain other entities that hold Notes and Old Common Stock.

LLOYD I. MILLER has served as Director of the Debtor since October 2002. Mr. Miller is an independent investor and currently serves as a director of Aldila, Inc., Stamps.com, Celeritek Inc., and Dynabazaar. He is a member of the Chicago Board of Trade and the Chicago Stock Exchange, and is a Registered Investment Advisor. Lloyd Miller is an affiliate of Milfam II, L.P. and certain other entities that hold Notes and Old Common Stock.

JAMES DONDERO has served as Director of the Debtor since October 2002. Mr. Dondero has served as President of Highland Capital Management, L.P., a registered investment advisor specializing in credit and special situation investing, since 1993. Mr. Dondero currently serves as a director of NeighborCare, Inc., Hedstrom, Audio Visual Corporation and Motient Corporation. James Dondero is an affiliate of Highland Capital Management, L.P. that holds Notes and Old Common Stock.

         2.       IDENTITY OF PRINCIPAL OFFICERS.

         Set forth below is the name of each of the persons who have been proposed to serve as principal officers of the Reorganized Debtor as of the Effective Date and their proposed positions:

         NAME                                     POSITION
         ----                                     --------
Steven G. Singer                Chairman of the Board and Chief Executive
                                Officer

Patrick J. Gentile              Executive Vice President and Chief Financial
                                Officer

David M. Kober                  Vice President and General Counsel

Craig Weiner                    Acting Treasurer

Elaine Lazaridis                Corporate Secretary and Chief Administrative
                                Officer

B.       STOCK INCENTIVE PLAN.

         In connection with the Plan, the Reorganized Debtor will adopt the Stock Incentive Plan that is intended to provide incentives to attract, retain and motivate highly competent persons as officers, non-employee directors and key employees of the Reorganized Debtor by providing such persons with incentive options to acquire shares of New Issued Common Stock of Reorganized Debtor. (A copy of the Stock Incentive Plan is annexed to the Plan as EXHIBIT C).

         Additionally, the Stock Incentive Plan is intended to assist in further aligning the interests of Reorganized Debtor's directors, officers, key employees, and consultants to those of its stockholders.

         Under the Stock Incentive Plan 700,000 shares of New Issued Common Stock of Reorganized Debtor will be reserved for issuance. Approval of the Plan will also constitute approval of the Stock Incentive Plan. The Stock Incentive Plan will be adopted as part of the Plan.

         Pursuant to the Stock Incentive Plan, all options issued are required to have an exercise price no less than $85,483,125 divided by the total number of New Issued Common Stock as of the Effective Date of the Plan (the "Bankruptcy

Stock Value"). Similarly, any Restricted Shares to be issued under the Stock Incentive Plan are required to be issued at a price no less than the Bankruptcy Stock Value.

                       VIII. THE EXIT FINANCING AGREEMENT

         On the Effective Date, in accordance with the Exit Financing Agreement (attached to the Plan as EXHIBIT F), the Exit Financing Parties shall transfer $16,000,000 to the Debtor in return for the Exit Financing Securities in the following amounts:

                                           Exit Financing           New Issued
                                               Amount              Common Stock
Bay Harbour Partners, Ltd.                   $2,000,000                233,964
Lloyd I. Miller, III                         $2,000,000                233,964
Pollux Investments, LLC                      $2,000,000                233,964
Highland Capital Management L.P.            $10,000,000              1,169,822
                                            -----------              ---------
         TOTAL                              $16,000,000              1,871,714

         The Exit Financing will be used to make certain of the Cash distributions provided for under the Plan, including the payments for certain Administrative Claims, Priority Claims, Other Priority Claims, Miscellaneous Secured Claims, Miscellaneous Unsecured Claims, SERP Claims, Equity Interests, and interests of DE MINIMIS Equity Holders. Additionally, the Exit Financing will be used to meet the Debtor's working capital needs, including funding operations and paying employees during the months following the Effective Date of the Plan.

         The Exit Financing Parties will receive New Issued Common Stock at 75 percent (75%) of the Debtor's equity value as of the Effective Date. The Debtor explored the possibility of obtaining Exit Financing in return for a note or other type of financial instrument, but was concerned about its ability to service that note or instrument in addition to the New Notes. The Debtor turned to certain insiders of the company to determine if they were willing to provide the Exit Financing in exchange for New Issued Common Stock. After negotiating with the Exit Financing Parties, the Exit Financing Agreement was agreed to. While the Exit Financing Parties are receiving the New Issued Common Stock at a discount, such funds are absolutely necessary for the Debtor's reorganization, and because of the company's financial condition, it is unlikely that the Debtor would be able to obtain financing on similar terms to that to be provided by the Exit Financing Parties. Outside lenders are generally unwilling to take the risk associated with lending cash in exchange for equity in a debtor and an exchange of equity for the Exit Financing was vital to the Debtor's ability to emerge from Chapter 11 with a serviceable debt load. Furthermore, the Exit Financing Parties are not seeking fees or expense reimbursement.

         THE EXIT FINANCING PARTIES OR THEIR AFFILIATES ARE INSIDERS OF THE DEBTOR AND PERSONS ASSOCIATED WITH THE EXIT FINANCING PARTIES SERVE ON THE BOARD OF DIRECTORS OF THE DEBTOR.

                        IX. ALTERNATIVES TO CONFIRMATION
                          AND CONSUMMATION OF THE PLAN

         The Debtor believes that the Plan affords holders of Claims and Equity Interests the potential for the greatest realization on Debtor's assets and, therefore, is in the best interest of such holders.

         If the Plan is not confirmed, however, the theoretical alternatives include (a) continuation of this Chapter 11 Case, (b) an alternative reorganization plan or plans, or (c) liquidation of the Debtor under Chapter 7 or Chapter 11 of the Bankruptcy Code.

A.       CONTINUATION OF THE CHAPTER 11 CASE.

         If the Debtor remains in Chapter 11, the Debtor could continue to operate its businesses and manage its properties as a debtor in possession, but it would remain subject to the restrictions imposed by the Bankruptcy Code. The Debtor could have difficulty retaining employees and maintaining vendor relations, and will likely incur high costs and the erosion of market confidence if the Debtor remains a Chapter 11 debtor in possession. Ultimately, the Debtor (or other parties in interest) could propose another plan or liquidate under Chapter 7.

B.       LIQUIDATION.

         If no Plan is confirmed, the Debtor's Chapter 11 Case may be converted to a case under Chapter 7 of the Bankruptcy Code. In a Chapter 7 case, a trustee or trustees would be appointed to liquidate the assets of the Debtor for distribution in accordance with priorities established by Chapter 7. Although it is impossible to predict precisely how the proceeds of the liquidation would be distributed to the respective holders of Claims and Equity Interests, a discussion of the effects that a Chapter 7 liquidation would have on the recoveries of holders of Claims and Equity Interests and the Debtor's liquidation analysis is set forth above.

         The Debtor believes that in a liquidation under Chapter 7, before creditors receive any distribution, additional administrative expenses involved in the appointment of a trustee or trustee and attorneys, accountants and other professionals to assist such trustees would cause a substantial diminution in the value of the estate. The Debtor believes that liquidation under Chapter 7 would result in smaller distributions being made to creditors and holders of Equity Interests than those provided for in the Plan because (a) the Debtor's assets would have to be sold or otherwise disposed of in a forced sale situation over a comparatively short period of time, (b) additional administrative expenses would be involved in the appointment of a trustee, and (c) additional expenses and claims, some of which would be entitled to priority, would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtor's operations.

C.       ALTERNATIVE PLAN OF REORGANIZATION.

         If the Plan is not confirmed, the Debtor (or if the Debtor's exclusive period in which to file a plan of reorganization has expired, any other party in interest) could attempt to formulate a different plan. Such a plan might involve an orderly liquidation of the Debtor's assets. The Debtor has explored various alternatives in connection with the formulation and development of the Plan. The Debtor believes that the Plan, as described herein, enables creditors and holders of Equity Interests to realize the most value under the circumstances. In a liquidation under Chapter 11, the Debtor's assets would be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7, possibly resulting in a somewhat greater (but indeterminate) recovery than would be obtained in a Chapter 7 case, and the expenses for professional fees would most likely be lower than those incurred in a Chapter 7 case. Although preferable to a Chapter 7 liquidation, the Debtor believes that a liquidation under Chapter 11 is a much less attractive alternative to creditors and holders of Equity Interests than the Plan offers because of the greater returns provided by the Plan.

         The likely form of any liquidation would be the sale of individual assets. Based on this analysis, it is likely that a liquidation of the Debtor's assets would produce less value for distribution to creditors than that recoverable in each instance under the Plan. In the opinion of the Debtor, the recoveries projected to be available in a liquidation are not likely to afford holders of Claims and Equity Interests as great a realization potential as does the Plan.

                     X. APPLICABILITY OF FEDERAL AND OTHER
               SECURITIES LAWS TO THE NEW ISSUED COMMON STOCK AND
                   NEW NOTES TO BE DISTRIBUTED UNDER THE PLAN

A. NEW ISSUED COMMON STOCK TO BE ISSUED TO HOLDERS OF CLAIMS AND EQUITY INTERESTS UNDER THE PLAN.

         In reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), and state securities and "blue sky" laws afforded by section 1145 of the Bankruptcy Code, the New Issued Common Stock to be issued on the Distribution Date to holders of Class 3 Note Claims and Class 7 Equity Interests pursuant to the Plan, will not need to be registered under the 1933 Act or any state securities or "blue sky" laws. Accordingly, shares of New Issued Common Stock issued pursuant to the Plan may be resold by any holder without registration under the 1933 Act or other Federal securities laws pursuant to the exemption provided by section 4(l) of the 1933 Act, unless the holder is an "underwriter" with respect to such securities, as that term is defined in the Bankruptcy Code (a "Statutory Underwriter"). In addition, such securities generally may be resold by the recipients thereof without registration on the state level pursuant to various exemptions provided by the respective laws of the several states. Recipients of securities issued to holders of Allowed Claims and Equity Interests under the Plan, however, are advised to consult with their own counsel as to the availability of any such exemption from registration under Federal or state law in any given instance and as to any applicable requirements or conditions to the availability thereof.

         Section 1145(b) of the Bankruptcy Code defines a Statutory Underwriter for purposes of the 1933 Act as one who (i) purchases a claim with a view to distribution of any security to be received in exchange for the claim, (ii) offers to sell securities issued under a plan for the holders of such securities, (iii) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution of such securities or (iv) is a controlling person of the issuer of the securities, in this case, the Reorganized Debtor.

         Pursuant to the Plan, certificates evidencing shares of New Issued Common Stock received by holders who may be "affiliates" or "underwriters" under the 1933 Act (as determined in the reasonable discretion of the Board of Directors of the Reorganized Debtor) will bear a legend substantially in the form below:

         THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AMERICAN BANKNOTE CORPORATION RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

B. NEW ISSUED COMMON STOCK TO BE DISTRIBUTED IN ACCORDANCE WITH THE EXIT FINANCING AGREEMENT.

         An aggregate of 1,871,714 shares of the New Issued Common Stock will be issued to the Exit Financing Parties on the Effective Date pursuant to section
7.10 of the Plan. These Exit Financing Parties have previously entered into an Exit Financing Agreement, which Exit Financing Agreement will remain in full force and effect after confirmation of the Plan. Unlike the New Issued Common Stock to be issued to holders of Claims and Equity Interests under the Plan, these shares of New Issued Common Stock being issued to the Exit Financing Parties are not subject to the exemption under section 1145 of the Bankruptcy Code. The offer and sale of these shares of New Issued Common Stock will not be registered under the 1933 Act or under any state securities laws.

         THE OFFER AND ISSUANCE OF THE NEW ISSUED COMMON STOCK IS BEING MADE IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION PROVIDED BY SECTION 4(2) OF THE SECURITIES ACT OF 1933 AND REGULATION D PROMULGATED THEREUNDER AND SIMILAR EXEMPTIONS FROM REGISTRATION PROVIDED BY CERTAIN STATE SECURITIES LAWS. THE NEW ISSUED COMMON STOCK IS BEING OFFERED ONLY TO "ACCREDITED INVESTORS" WHO HAVE THE QUALIFICATIONS NECESSARY TO PERMIT THE NEW ISSUED COMMON STOCK TO BE OFFERED AND SOLD IN RELIANCE UPON SUCH EXEMPTIONS AND WHO MEET THE SUITABILITY STANDARDS SET FORTH IN THE PLAN.

         THIS OFFERING OF NEW ISSUED COMMON STOCK SHALL NOT CONSTITUTE AN OFFER TO SELL TO OR A SOLICITATION OF AN OFFER TO BUY FROM ANYONE IN ANY STATE OR OTHER JURISDICTIONS IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

         AN INVESTMENT IN THE NEW ISSUED COMMON STOCK IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. SEE SECTION XI, "RISK FACTORS TO BE CONSIDERED." INVESTORS MUST BE PREPARED TO BEAR THE RISK OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD AND BE ABLE TO WITHSTAND A TOTAL LOSS OF THEIR INVESTMENT.

         NEITHER THE SEC NOR ANY STATE REGULATORY AUTHORITY HAS APPROVED THE SECURITIES OFFERED HEREBY OR THE TERMS OF THIS OFFERING, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DISCLOSURE STATEMENT OR ENDORSED THE MERITS OF THE OFFERING.

         The Debtor has made and will make available to the Exit Financing Parties purchasing the shares of New Issued Common Stock, prior to any closing of the sale of the New Issued Common Stock, the opportunity to ask questions of and to receive answers from representatives of the Debtor concerning the Debtor and the terms and conditions of the offering and to obtain any additional relevant information to the extent the Debtor possesses such information or can obtain it without unreasonable effort or expense.

         THE EXIT FINANCING PARTIES MUST BE AWARE OF THE POTENTIALLY LONG-TERM NATURE OF THEIR INVESTMENT IN THE NEW ISSUED COMMON STOCK. THE EXIT FINANCING PARTIES WILL NOT BE ABLE TO TRANSFER THEIR NEW ISSUED COMMON STOCK (I) UNLESS SUCH EXIT FINANCING PARTY COMPLIES WITH THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS OR (II) SUCH EXIT FINANCING PARTY CAN DEMONSTRATE THAT THERE IS AN EXEMPTION AVAILABLE FROM SUCH REGISTRATION REQUIREMENTS. IN CONNECTION WITH ANY TRANSFER OF THE NEW ISSUED COMMON STOCK, THE REORGANIZED DEBTOR MAY REQUIRE THAT AN EXIT FINANCING PARTY PROVIDE IT WITH A LEGAL OPINION STATING THAT THE TRANSFER COMPLIES WITH APPLICABLE SECURITIES LAWS. THE REORGANIZED DEBTOR MAY REQUIRE AN EXIT FINANCING PARTY TO PAY ANY COSTS THEY INCUR AS A RESULT OF A TRANSFER AS A CONDITION TO SUCH TRANSFER. THERE IS NO PUBLIC TRADING MARKET FOR THE NEW ISSUED COMMON STOCK AND IT IS UNLIKELY THAT A TRADING MARKET WILL DEVELOP IN THE FUTURE. THE DEBTOR IS UNDER NO OBLIGATION TO FACILITATE ANY TRANSFER OF THE NEW ISSUED COMMON STOCK. THEREFORE, AN EXIT FINANCING PARTY MAY BE REQUIRED TO BEAR THE ECONOMIC RISKS OF ITS INVESTMENT IN THE NEW ISSUED COMMON STOCK FOR AN INDEFINITE PERIOD OF TIME.

         Pursuant to the Plan, certificates evidencing the New Issued Common Stock issued to Exit Financing Parties for cash will bear a legend substantially in the form below:

         THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AMERICAN BANKNOTE CORPORATION RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

C.       REORGANIZED DEBTOR WILL NO LONGER BE A PUBLIC COMPANY.

         The New Issued Common Stock issued to holders of certain Claims and Equity Interests under the Plan and sold to new the Exit Financings Parties for cash under the Plan will be issued to fewer than 300 holders of record. As a result, the Reorganized Debtor will deregister and will no longer be required to file periodic reports (such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q) with the SEC.

         Class 4 (Note Convenience Claims) and Class 8 (DE MINIMIS Equity Holders) are not receiving distributions of New Issued Common Stock so as to keep the number of holders of New Issued Common Stock below three hundred (300). Creditors in Class 4 (Note Convenience Claims) and holders of interests in Class 8 (DE MINIMIS Equity Holders) will, however, receive a distribution at least equal in value to distributions to be made to creditors and holders of interests in Class 3 (Note Claims) and Class 7 (Equity Interests), respectively.

D.       NEW NOTES TO BE ISSUED TO HOLDERS OF NOTE CONVENIENCE CLAIMS UNDER THE
         PLAN.

         In reliance upon an exemption from the registration requirements of the 1933 Act, and state securities and "blue sky" laws afforded by section 1145 of the Bankruptcy Code, the New Notes to be issued on the Effective Date to certain holders of Allowed Class 4 Note Convenience Claims pursuant to the Plan, will not need to be registered under the 1933 Act or any state securities or "blue sky" laws. Accordingly, the New Notes issued to holders of Allowed Class 4 Note Convenience Claims pursuant to the Plan may be resold by any holder without registration under the 1933 Act or other Federal securities laws pursuant to the exemption provided by section 4(l) of the 1933 Act, unless the holder is a Statutory Underwriter with respect to such securities. In addition, such securities generally may be resold by the recipients thereof without registration on the state level pursuant to various exemptions provided by the respective laws of the several states. However, recipients of securities issued to holders of Allowed Claims under the Plan are advised to consult with their own counsel as to the availability of any such exemption from registration under Federal or state law in any given instance and as to any applicable requirements or conditions to the availability thereof.

         Section 1145(b) of the Bankruptcy Code defines a Statutory Underwriter for purposes of the 1933 Act as one who (i) purchases a claim with a view to distribution of any security to be received in exchange for the claim, (ii) offers to sell securities issued under a plan for the holders of such securities, (iii) offers to buy securities issued under a plan from persons receiving such securities, if the offer to buy is made with a view to distribution of such securities or (iv) is a controlling person of the issuer of the securities, in this case, the Reorganized Debtor.

         Entities deemed to be Statutory Underwriters may be able to sell securities without registration pursuant to the provisions of Rule 144 under the 1933 Act which, in effect, permits the public sale of securities received pursuant to the Plan by Statutory Underwriters subject to the availability of public information concerning Reorganized Debtor's volume limitations, holding periods and certain other conditions. Entities who believe they may be Statutory Underwriters under the definition contained in section 1145 of the Bankruptcy Code are advised to consult their own counsel with respect to the availability of the exemption provided by such Rule.

         Pursuant to the Plan, certificates evidencing New Notes received by holders who may be "affiliates" or "underwriters" under the 1933 Act (as determined in the reasonable discretion of the Board of Directors of Reorganized Debtors) will bear a legend substantially in the form below:

         THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED UNLESS REGISTERED OR QUALIFIED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AMERICAN BANKNOTE CORPORATION RECEIVES AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

E.       STOCKHOLDERS' AGREEMENT.

         The Exit Financing Parties and certain of their affiliates and the Reorganized Debtor will enter into a Stockholders' Agreement with respect to the shares of New Issued Common Stock of the Reorganized Debtor acquired by or otherwise issued to the Exit Financing Parties and certain of their affiliates pursuant to the Plan. The Stockholders' Agreement will grant the Exit Financing Parties and certain of their affiliates contractual preemptive rights to maintain their percentage ownership of the Reorganized Debtor upon any new issuance of equity securities by the Reorganized Debtor, subject to exceptions for stock issued under the Stock Option Plan or in connection with acquisition transactions, by purchasing additional equity interests in the Reorganized Debtor on the same terms as those offered to third parties. In addition, the Exit Financing Parties and certain of their affiliates will agree not to transfer their equity interests in the Reorganized Debtor, other than to an affiliate of such Exit Financing Parties, without first offering to sell such equity interests to the other Exit Financing Parties. Finally, the Stockholders' Agreement will also contain customary "drag-along" and "tag-along" rights with respect to sales of equity interests in the Reorganized Debtor by the Exit Financing Parties and certain of their affiliates.

F.       REORGANIZATION VALUES.

         THE ESTIMATED VALUE OF THE REORGANIZED DEBTOR AND, THUS, THE NEW ISSUED COMMON STOCK AND THE NEW NOTES TO BE ISSUED UNDER THE PLAN ARE PROVIDED IN
SECTION V.D ("VALUATION OF REORGANIZED DEBTORS") TO THIS DISCLOSURE STATEMENT.

         THE FOREGOING ESTIMATED VALUATIONS HAVE BEEN PREPARED BY AN INDEPENDENT VALUATION SOURCE. NEVERTHELESS, ACTUAL VALUATIONS COULD MATERIALLY AND SIGNIFICANTLY DIFFER FROM THOSE INCLUDED HEREIN. THE DEBTOR AND AMPER MAKE NO REPRESENTATION AS TO THE ACCURACY OF THE VALUATIONS SET FORTH HEREIN. MANY OF THE ASSUMPTIONS ON WHICH THE VALUATIONS ARE BASED ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES.

                       XI. RISK FACTORS TO BE CONSIDERED

         HOLDERS OF CLAIMS AGAINST AND EQUITY INTERESTS IN THE DEBTOR SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW AND THE FACTORS SET FORTH IN THE DEBTOR'S MOST RECENT 10K (ATTACHED HERETO AS EXHIBIT C) AND RECENT 10Q (ATTACHED HERETO AS EXHIBIT D) UNDER THE HEADING "RISK FACTORS" AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.

         The ultimate recoveries under the Plan to holders of Claims and Equity Interests depend upon the realizable value of the New Issued Common Stock. The securities to be issued pursuant to the Plan are subject to a number of material risks, including, but not limited to, those specified below. Prior to voting on the Plan, each holder of a Claim and Equity Interest should carefully consider the risk factors specified or referred to below.

A.       SIGNIFICANT HOLDERS.

         Upon the consummation of the Plan, certain holders of Claims and Equity Interests will receive distributions of shares of New Issued Common Stock. If holders of significant numbers of shares of New Issued Common Stock were to act as a group, such holders may be in a position to control the outcome of actions requiring stockholder approval, including the election of directors. This concentration of ownership could also facilitate or hinder a negotiated change of control of Reorganized Debtor and, consequently, impact upon the value of the New Issued Common Stock.

         Further, the possibility that one or more of the holders of significant numbers of shares of the New Issued Common Stock may determine to sell all or a large portion of their shares of New Issued Common Stock in a short period of time may adversely affect the price of the New Issued Common Stock.

B.       LACK OF ESTABLISHED MARKET FOR NEW COMMON STOCK.

         The Reorganized Debtor will not be a public reporting company, and so will not file periodic reports, such as annual reports on Form 10-K and quarterly reports on Form 10-Q, with the SEC, nor will it otherwise make any similar information publicly available. The majority of the shares of New Issued Common Stock of the Reorganized Debtor issued pursuant to the Plan will be restricted securities and therefore will not be freely tradable under applicable securities laws. The shares of New Issued Common Stock, including restricted securities as well as those shares that are freely tradable, will not be listed on any stock exchange or electronic stock market, and so it is unlikely that any market for the new common stock will develop. If any market for such shares does develop, since the Reorganized Debtor will not provide any financial or other business information about itself to the public, such market will be uninformed and likely will not accurately reflect the value of the New Issued Common Stock. As a result, the shares of New Issued Common Stock of the Reorganized Debtor will be a highly illiquid investment.

C.       DIVIDEND POLICIES.

         The Reorganized Debtor does not anticipate paying any dividends on the New Issued Common Stock in the foreseeable future. In addition, the covenants in any future financing facility to which Reorganized Debtor may be a party may limit the ability of Reorganized Debtor to pay dividends. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions which may prohibit or limit their ability to invest in the New Issued Common Stock.

D.       PROJECTED FINANCIAL INFORMATION.

         The Projected Financial Information included in this Disclosure Statement is dependent upon the successful implementation of the business plan and the validity of the other assumptions contained therein. These projections reflect numerous assumptions, including confirmation and consummation of the Plan in accordance with its terms, the anticipated future operations of Reorganized Debtor's business, and certain assumptions with respect to competitors of Reorganized Debtor, general business and economic conditions and other matters, many of which are beyond the control of the Reorganized Debtor. In addition, unanticipated events and circumstances occurring subsequent to the preparation of the projections may affect the actual financial results of the Reorganized Debtor. Although the Debtor believes that the projections are attainable, some or all of the estimates will vary and variations between the actual financial results and those projected may be material.

         THE PROJECTIONS WERE NOT PREPARED WITH A VIEW TOWARD COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS ("AICPA") OR THE FINANCIAL ACCOUNTING STANDARDS BOARD ("FASB"). FURTHERMORE, THE PROJECTIONS HAVE NOT BEEN AUDITED OR REVIEWED BY THE DEBTOR'S INDEPENDENT ACCOUNTANTS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THE PROJECTIONS ARE BASED UPON A VARIETY OF ESTIMATES AND ASSUMPTIONS, WHICH, ALTHOUGH DEVELOPED AND CONSIDERED REASONABLE BY THE DEBTOR, MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE REORGANIZED DEBTOR AND ITS MANAGEMENT. CONSEQUENTLY, THE PROJECTIONS SHOULD NOT BE REGARDED AS AND DO NOT CONSTITUTE A REPRESENTATION OR WARRANTY BY THE DEBTOR, OR ANY OTHER PERSON OR ENTITY, AS TO THE ACCURACY OF THE PROJECTIONS OR THAT THE PROJECTIONS WILL BE REALIZED. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PRESENTED IN THE PROJECTIONS.

E.       COMPETITIVE CONDITIONS AND TECHNOLOGICAL CHANGE.

         Certain of the Debtor's competitors are larger and have substantially greater financial, research and development resources and more extensive marketing power than the Debtor. There can be no assurance that additional competitors will not enter markets that the Debtor plans to serve or that the Debtor will be able to withstand the competition. Moreover, changes in technology could lower the cost of competitive services to a level where the Debtor's services would become less competitive or where the Debtor would need to reduce its prices in order to remain competitive, which could have a material adverse effect on the Debtor's business plan.

F.       MAINTENANCE OF OPERATIONS AND POST-PETITION FINANCING.

         Although the Debtor believes that it will have sufficient funds to meet its obligations under the Plan, the failure by the Debtor to obtain sufficient funds to meet its obligations under the Plan would pose serious risks to the Debtor's viability, and could preclude consummation of the Plan or any other recapitalization or reorganization.

G.       REORGANIZED DEBTOR WILL BE A PRIVATE COMPANY.

         The New Issued Common Stock issued to holders of certain Claims and Equity Interests under the Plan and sold to new the Exit Financings Parties for Cash under the Plan will be issued to fewer than 300 holders of record. As a result, the Reorganized Debtor will deregister and will no longer be required to file periodic reports (such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q) with the SEC.

         Class 4 (Note Convenience Claims) and Class 8 (DE MINIMIS Equity Holders) are not receiving distributions of New Issued Common Stock so as to keep the number of holders of New Issued Common Stock below three hundred. Creditors in Class 4 (Note Convenience Claims) and holders of interests in Class 8 (DE MINIMIS Equity Holders) will, however, receive a distribution at least equal in value to distributions to be made to creditors and holders of interests in Class 3 (Note Claims) and Class 7 (Equity Interests), respectively.

H.       CERTAIN BANKRUPTCY CONSIDERATIONS.

         1.       EFFECT ON NON-FILING SUBSIDIARIES OR AFFILIATES.

         The filing of the Chapter 11 Case by the Debtor and the publicity attendant thereto might also adversely affect the businesses of the non-filing subsidiaries. The Debtor is a holding company that has no operations of its own. Because the financial viability and business of the Debtor is wholly dependent upon the businesses of its non-filing subsidiaries, any downturn in the businesses of the non-filing subsidiaries as a result of the Debtor's Chapter 11 Case would also affect the Debtor's prospects. Although the Debtor does not believe that the Chapter 11 Case has adversely affected the businesses of the non-filing subsidiaries in a material way, if the Chapter 11 Case becomes protracted, the possibility of adverse effects on such subsidiaries may increase.

         2.       FAILURE TO CONFIRM THE PLAN.

         Section 1129 of the Bankruptcy Code requires, among other things, a showing that confirmation of the Plan will not be followed by liquidation or the need for further financial reorganization of the Debtor (SEE Section V.C.3 and V.C.4, "Feasibility" and "Best Interests Test And Liquidation Analysis"), and that the value of distributions to dissenting holders of Claims and Equity Interests may not be less than the value such holders would receive if the Debtor were liquidated under Chapter 7 of the Bankruptcy Code. SEE Section V.C.3 and V.C.4, "Feasibility" and "Best Interests Test And Liquidation Analysis." Although the Debtor believes that the Plan will meet such tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

         3.       FAILURE TO CONSUMMATE THE PLAN.

         Consummation of the Plan is conditioned upon, among other things, entry of the Confirmation Order and an order (which may be the Confirmation Order) approving the assumption and assignment of all executory contracts and unexpired leases (other than those specifically rejected by the Debtor) to Reorganized Debtor or its assignees. As of the date of this Disclosure Statement, there can be no assurance that any or all of the foregoing conditions will be met (or waived) or that the other conditions to consummation, if any, will be satisfied. Accordingly, even if the Plan is confirmed by the Bankruptcy Court, there can be no assurance that the Plan will be consummated.

            XII. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

         THE FOLLOWING DISCUSSION SUMMARIZES CERTAIN ANTICIPATED U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS PROPOSED IN THE PLAN TO THE DEBTOR AND TO THE HOLDERS OF CLAIMS AGAINST AND EQUITY INTERESTS IN THE DEBTOR WHO HOLD SUCH CLAIMS AND EQUITY INTERESTS AS CAPITAL ASSETS. THIS DISCUSSION ASSUMES THAT THE NOTES ARE PROPERLY TREATED AS INDEBTEDNESS FOR FEDERAL INCOME TAX PURPOSES. THE SUMMARY IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "TAX CODE"), THE TREASURY REGULATIONS PROMULGATED THEREUNDER, JUDICIAL AUTHORITY, AND CURRENT ADMINISTRATIVE RULINGS AND PRACTICE, ALL AS IN EFFECT AS OF THE DATE HEREOF AND ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT THAT COULD ADVERSELY AFFECT THE DEBTOR, ITS CREDITORS, AND EQUITY SECURITY HOLDERS.

         THE SUMMARY DOES NOT ADDRESS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF A CLAIM OR EQUITY INTEREST IN LIGHT OF ITS PARTICULAR FACTS AND CIRCUMSTANCES OR TO CERTAIN TYPES OF HOLDERS OF CLAIMS OR EQUITY INTERESTS SUBJECT TO SPECIAL TREATMENT UNDER THE TAX CODE (INCLUDING, FOR EXAMPLE, CURRENT AND FORMER EMPLOYEES, FOREIGNERS, FINANCIAL INSTITUTIONS, BROKER-DEALERS, LIFE INSURANCE COMPANIES, AND TAX-EXEMPT ORGANIZATIONS) AND ALSO DOES NOT DISCUSS ANY ASPECTS OF STATE, LOCAL, OR FOREIGN TAXATION. THE FOLLOWING SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS WHOSE CLAIMS ARE UNIMPAIRED UNDER THE PLAN OR WHOSE CLAIMS WILL BE PAID IN FULL IN CASH UPON CONSUMMATION OF THE PLAN.

         IN ADDITION, A SUBSTANTIAL AMOUNT OF TIME MAY ELAPSE BETWEEN THE CONFIRMATION DATE AND THE RECEIPT OF A FINAL DISTRIBUTION UNDER THE PLAN. EVENTS SUBSEQUENT TO THE DATE OF THIS DISCLOSURE STATEMENT, SUCH AS ADDITIONAL TAX LEGISLATION, COURT DECISIONS, OR ADMINISTRATIVE CHANGES, COULD AFFECT THE FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN AND THE TRANSACTIONS CONTEMPLATED THEREUNDER.

         NO RULING WILL BE SOUGHT FROM THE INTERNAL REVENUE SERVICE (THE "SERVICE") WITH RESPECT TO ANY OF THE TAX ASPECTS OF THE PLAN AND NO OPINION OF COUNSEL HAS BEEN OBTAINED BY THE DEBTOR WITH RESPECT THERETO. ACCORDINGLY, EACH HOLDER OF A CLAIM OR EQUITY INTEREST IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE PLAN.

A.       FEDERAL INCOME TAX CONSEQUENCES TO THE DEBTOR.

         1.       CANCELLATION OF INDEBTEDNESS INCOME.

         A taxpayer generally must include in gross income for federal income tax purposes the amount of any discharge of indebtedness income realized during the taxable year. The Debtor will realize discharge of indebtedness income to the extent (i) the sum of the adjusted issue prices, as determined for federal income tax purposes, of Claims discharged pursuant to the Plan exceeds (ii) the sum of the amount of Cash, the issue prices of the New Notes and any other debt issued under the Plan and the fair market value of any stock and other consideration issued under the Plan in full or partial satisfaction of such Claims. There is an exception, however, to the extent payment of the Claims would have given rise to a tax deduction. Another exception will apply because the discharge of indebtedness is being accomplished pursuant to a Plan approved by the Court in a proceeding under the Bankruptcy Code. However, to the extent the latter exclusion applies, the Debtor's discharge of indebtedness income will reduce its net operating losses and net operating loss carryforwards ("NOLs") and certain other tax assets on a dollar-for-dollar basis (except, in the case of credits which are reduced by one dollar for every three dollars of excluded discharge of indebtedness income) remaining after the determination of the Debtor's taxable income for the taxable year of the discharge or, if the Debtor so elects, the excluded discharge of indebtedness income will first reduce the basis of the Debtor's depreciable property (subject to certain limitations) and then its NOLs and certain other tax assets.

         2.       LIMITATIONS ON NOLS AND OTHER TAX ATTRIBUTES.

         If a corporation undergoes an "ownership change," within the meaning of
Section 382 of the Tax Code, its NOLs and, if a threshold test is satisfied, its built-in losses (i.e., losses that are economically accrued but not yet recognized for tax purposes) and certain other tax assets allocable to periods prior to the ownership change date ("Pre-Change Losses") that may be utilized to offset future taxable income or tax liability will be subject to an annual limitation (the "Annual Limitation") equal to the value of the stock of the corporation immediately before the ownership change multiplied by a rate published monthly by the Service. Furthermore, if the corporation does not continue its historic business or use a significant portion of its business assets in a new business for two years after the ownership change, this Annual Limitation will be zero. An exception applies if the ownership change occurs pursuant to a plan approved by the Court in a proceeding under the Bankruptcy Code, provided shareholders and creditors receive at least 50% of the vote and value of the corporation's stock in exchange for qualified claims and interests pursuant to the bankruptcy plan. Under this exception (the "First Bankruptcy Exception"), the corporation's Pre-Change Losses are not subject to an Annual Limitation, but instead are reduced by interest deducted during that and the three prior years on debt converted to stock pursuant to the bankruptcy plan. However, if this First Bankruptcy Exception applies and, during the following two years, the corporation has another ownership change, the Annual Limitation in the subsequent ownership change will be zero, effectively preventing the corporation from using any of the Pre-Change Losses it had at the time of the subsequent ownership change. If the requirements to apply this First Bankruptcy Exception are not satisfied or if the corporation elects not to apply it, another special rule allows a corporation that has an ownership change pursuant to a plan approved by the Court in a proceeding under the Bankruptcy Code to compute the Annual Limitation resulting from the ownership change by reference to the value of the corporation's stock after the discharge of indebtedness pursuant to the plan.

         An ownership change of the Debtor occurred upon confirmation of the 2002 Plan. As a result of the 2002 ownership change, an Annual Limitation (the "2002 Limitation") applies to the Pre-Change Losses that the Debtor had at that time. It has not yet been determined whether a second ownership change will occur as a result of the issuance of New Issued Common Stock pursuant to the Plan or as a result of changes of ownership after the Effective Date of the Plan. If another ownership change results from the Plan or thereafter, another Annual Limitation will limit the Debtor's use of the Pre-Change Losses it has at the time of the second ownership change, including Pre-Change Losses that are also subject to the 2002 Limitation. The Debtor will continue to evaluate whether the Plan will cause an ownership change and, if so, whether the ownership change will qualify for, and if it does, whether the Debtor should elect out of, the First Bankruptcy Exception.

B.       FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF CLAIMS AND EQUITY
         INTERESTS.

         1.       IN GENERAL.

         The federal income tax consequences of the Plan to a holder of a Claim or Equity Interest will depend, in part, on whether such Claim or Equity Interest constitutes a "security" for federal income tax purposes, the length of time the Claim or Equity Interest has been held, what type of consideration was received in exchange for the Claim or Equity Interest, whether the holder reports income on the accrual or cash basis, whether the holder has taken a bad debt deduction or worthless security deduction with respect to the Claim or Equity Interest and whether the holder receives distributions under the Plan in more than one taxable year. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR TO DETERMINE THE TAX EFFECT OF THE PLAN AS IT APPLIES TO THEIR PARTICULAR CIRCUMSTANCES.

         2.       TREATMENT OF GAIN OR LOSS.

         Assuming a Claim or Equity Interest is held as a capital asset, gain or loss recognized on a deemed or actual exchange of the Claim or Equity Interest will be capital gain or loss, subject to various exceptions, some of which are discussed below.

                  a.       Accrued Interest.

         To the extent the amount of Cash and the value of property received by a holder of a Claim (whether such property is New Issued Common Stock, New Notes or any other property and whether or not such Cash or property is received in an exchange which qualifies as a tax-free recapitalization) is received in satisfaction of interest that accrued during the period that the holder held the Claim, such amount generally will be taxable to the holder as interest income to the extent the holder did not previously include the accrued interest in its gross income. The amount of accrued interest with respect to Note Claims will be determined in accordance with the original issue discount provisions of the Tax Code.

         Pursuant to the Plan, distributions to a holder of Notes will be allocated first to the portion of the holder's Note Claims representing principal and then to the portion of the Claims representing accrued unpaid interest. There is no assurance, however, that this allocation will be respected by the Service for federal income tax purposes.

                  b.       Market Discount.

         The market discount bond provisions of the Tax Code may cause gain that is recognized by a holder of a Claim to be treated in whole or in part as ordinary income. Under these provisions, a Claim (other than one with a fixed maturity of one year or less) that is acquired by a holder in the secondary market (or, in limited circumstances, upon original issuance) is a "market discount bond" as to the holder if its stated redemption price at maturity (or, in the case of a Claim having original issue discount, its revised issue price) exceeds the holder's tax basis in the Claim immediately after it was acquired. A Claim will not be a market discount bond, however, if such excess is less than a statutory de minimis amount. Gain that is recognized with respect to a market discount bond generally will be treated as ordinary interest income to the extent of the market discount that accrued during the period that the holder held the Claim, unless the holder elected to include the market discount in income as it accrued.

                  c.       Amortizable Bond Premium.

         Generally, if a Claim is held as a capital asset and the holder's tax basis in the Claim exceeds the amount payable at maturity, the excess constitutes amortizable bond premium which the holder can elect to amortize and deduct over the period from acquisition to maturity of the Claim, generally as an offset to interest income, calculated under the constant interest rate method. In such case, the holder must reduce its tax basis in the Claim by the amount amortized and deducted as bond premium. If a Claim that was purchased at a premium is exchanged pursuant to the Plan and, as discussed below, the exchange is treated as a taxable exchange, a holder of the Claim that has been amortizing and deducting bond premium may deduct any remaining unamortized bond premium at the time of the exchange.

         3. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF CLAIMS AND EQUITY INTERESTS.

                  a. Federal Income Tax Consequences to Holders of Allowed Class 3 Note Claims.

         Pursuant to the Plan, each holder of an Allowed Class 3 Note Claim will receive its Ratable Portion of 7,920,884 shares of New Issued Common Stock in exchange for its Claim. Whether this exchange will qualify as a tax-free "recapitalization" within the meaning of Section 368(a) of the Tax Code is discussed below. If the exchange qualifies as a tax-free recapitalization, a holder of Allowed Class 3 Note Claims will not recognize gain or loss on the exchange of the Claims for New Issued Common Stock (except to the extent the New Issued Common Stock is received on account of interest not previously included in income by the holder). The holder will have a tax basis in the New Issued Common Stock (other than New Issued Common Stock received on account of interest) equal to the holder's tax basis in the Note Claims (other than the portion of the Claims attributable to interest). The holder will include its holding period for the Note Claims in its holding period for the New Issued Common Stock (other than New Issued Common Stock received on account of interest). A holder will have ordinary interest income to the extent of the value of the New Issued Common Stock received on account of interest not previously included in income by the holder. A holder's tax basis in New Issued Common Stock received on account of interest will be equal to the value of such stock at the time of the exchange, and the holding period for such stock will begin on the day after the exchange. If the exchange of Allowed Class 3 Note Claims for New Issued Common Stock is a tax-free recapitalization and the holder of an Allowed Class 3 Note Claim has accrued market discount with respect to its Claim, the holder may be required to treat all or part of any gain recognized on a subsequent disposition of the New Issued Common Stock as ordinary income under the market discount rules (SEE section XII.B.2.b).

         Whether the exchange of an Allowed Class 3 Note Claim for New Issued Common Stock will qualify as a tax-free recapitalization depends on whether the Claim is a "security" for federal income tax purposes. The term "security" is not defined in the Tax Code or the Treasury Regulations thereunder. The determination of whether a particular debt instrument is a "security" depends upon an evaluation of the overall nature of the debt instrument. One of the most significant factors is the original term of the debt instrument. Historically, debt instruments with a weighted average maturity at issuance of five years or less, such as trade debt and revolving credit obligations, have generally been thought not to constitute securities, while debt instruments with a weighted average maturity at issuance of ten years or more generally have been thought to constitute securities. The Service recently ruled that when a debt instrument that is a security is exchanged for another debt instrument with substantially the same terms, including the same maturity date, but at the time of the exchange, the remaining term of the debt instrument is only two years, the new debt instrument will be treated as a security even though its term at issuance was well under five years. Based on this ruling, an Allowed Class 3 Note Claim may be a security for federal income tax purposes, even though its term at issuance was under five years.

         If Allowed Class 3 Note Claims are securities, the exchange of such Claims for New Issued Common Stock will be a tax-free recapitalization, as described above. If not, the exchange will be taxable and holders will recognize gain or loss (except that New Issued Common Stock received on account of interest not previously included in income by the holder will be treated as interest income). The amount of gain or loss recognized by a holder will be equal to the difference between the value of the New Issued Common Stock received for Allowed Class 3 Note Claims (other than New Issued Common Stock received on account of interest) and the holder's tax basis in the Allowed Class 3 Note Claims (other than the portion of the Claims attributable to interest). A holder will have ordinary interest income to the extent of the value of the New Issued Common Stock received on account of interest not previously included in income by the holder. The holder's tax basis in New Issued Common Stock received on account of interest will be the value of such Stock at the time of the exchange, and the holding period for such Stock will begin on the day after the exchange.

         If a holder of an Allowed Class 3 Note Claim had previously claimed a bad debt or other ordinary loss deduction with respect to the Claim, gain on a subsequent disposition of the New Issued Common Stock received in exchange for the Claim (or any stock or property received in a tax-free exchange for the New Issued Common Stock) will be treated as ordinary income to the extent of the excess of the bad debt and ordinary loss deductions that were previously claimed by the holder over any gain recognized as ordinary income on the exchange of the Allowed Class 3 Note Claims for New Issued Common Stock.

                  b. Federal Tax Consequences to Holders of Allowed Class 4 Note Convenience Claims.

         A holder of an Allowed Class 4 Note Convenience Claim will receive, at its election, either New Notes with a principal amount equal to the amount of the holder's Claim or Cash in an amount equal to 60% of the Claim.

         If a holder elects to receive only Cash in exchange for its Allowed Class 4 Note Convenience Claim, the holder will recognize gain or loss equal to the difference between the amount of Cash received (other than Cash received on account of interest) and the holder's tax basis in the Claim (other than the portion of the Claim attributable to interest). A holder will have ordinary interest income to the extent Cash is received on account of interest not previously included in income by the holder.

         If a holder elects to receive New Notes in exchange for Allowed Class 4 Note Convenience Claims and if both the Claims and the New Notes are "securities" (SEE section XII.B.3.a), the exchange will be a tax-free recapitalization in which the holder will not recognize gain or loss. The holder's tax basis in the New Notes received in a tax-free recapitalization (other than New Notes received on account of interest) will be equal to the holder's tax basis in the Claims exchanged for the New Notes (other than the portion of the Claims attributable to interest). The holding period of the New Notes (other than New Notes received on account of interest) will include the holding period of the Claims exchanged for the New Notes. A holder will have ordinary interest income to the extent New Notes are received on account of interest not previously included in income by the holder. A holder's tax basis in New Notes received on account of interest will be equal to the amount of interest satisfied with New Notes. The holding period of New Notes received on account of interest will begin on the day after receipt.

         If a holder elects to receive New Notes in exchange for Allowed Class 4 Note Convenience Claims and (i) either the Claims or the New Notes are not "securities" (SEE section XII.B.3.a) and (ii) the installment method does not apply, the holder will recognize gain or loss equal to the difference between the amount realized, which will be the issue price, determined as described below, of the New Notes received in the exchange (other than New Notes received on account of interest) and the holder's tax basis in the Claims exchanged for the New Notes (other than the portion of the Claims attributable to interest). If the installment method does not apply to a taxable exchange, the holder's tax basis in the New Notes (other than New Notes received on account of interest) will be equal to the issue price of the New Notes received in the exchange and the holding period for the New Notes will begin on the day after the exchange. A holder may report gain under the installment method, provided the holder is not a dealer with respect to the property underlying the Claim, the holder is not related to the Debtor within the meaning of the installment method rules, the Claim is not an item of inventory for the holder and neither the Claim nor the New Notes are publicly traded. If a holder is eligible to report gain on the installment method, the holder must elect out of the installment method in order for the installment method not to apply. In certain circumstances, a holder that reports gain on the installment method may be required to pay an interest charge on all or a portion of the tax liability that is deferred under the installment method and may be required to treat any proceeds of a loan secured by the New Notes as a payment on the New Notes. Regardless of whether the installment method applies, a holder will have ordinary interest income to the extent New Notes are received on account of interest not previously included in income by the holder, as described in the previous paragraph.

         As discussed in the previous paragraph, the amount realized by a holder in respect of New Notes received in exchange for Claims will be the "issue price" of the New Notes. The "issue price" of the New Notes will depend on whether a substantial amount of the New Notes is traded on an "established securities market" during the sixty day period ending thirty days after the Effective Date, in which case the "issue price" of the New Notes will be their fair market value (which, in general, will be their trading price) or, if not, whether a substantial amount of the New Notes is received for Note Claims that are so traded, in which case the "issue price" of the New Notes will be the fair market value of the Note Claims (which, in general, will be the trading price of the Note Claims). Pursuant to Treasury regulations, an established securities market need not be a formal market. It is sufficient if there is a system of general circulation (including a computer listing disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by recent price quotations or actual prices of recent sales transactions, or if price quotations are readily available from brokers, dealers or traders. If neither the Notes nor the New Notes are traded on an established securities market, as so defined, the "issue price" of the New Notes will be their stated principal amount, provided the stated interest rate on the New Notes is at least equal to the relevant applicable federal rate. Although the relevant applicable federal rate has not yet been published, it is likely that the stated interest rate of the New Notes will be at least equal to the relevant applicable federal rate.

         A holder of New Notes will be required to include in income any future payments of interest on the New Notes in accordance with the holder's method of accounting for federal income tax purposes.

                  c. Federal Income Tax Consequences To Holders Of Allowed Class 6 SERP Claims.

         Pursuant to the Plan, each holder of an Allowed Class 6 SERP Claim will receive its Class 6 Distribution (which will be an amount of Cash equal to the value of any amounts payable to the holder in the calendar year following the filing of the Plan pursuant to any non-qualified executive retirement plan that was outstanding when the Plan was filed). Such holders will have taxable income equal to the amount of their Class 6 Distribution of Cash and will be subject to applicable employment tax and withholding requirements.

                  d. Federal Income Tax Consequences to Holders of Allowed Class 7 Equity Interests.

         Each holder of an Allowed Class 7 Equity Interest that does not hold an Allowed Class 8 De Minimis Equity Interest will receive New Issued Common Stock and Cash in exchange for its Allowed Class 7 Equity Interest. Each holder of an Allowed Class 8 De Minimis Equity Interest will receive only Cash in exchange for its Equity Interest. The tax treatment of a holder of an Allowed Class 7 Equity Interest that also holds an Allowed Class 8 De Minimis Equity Interest is discussed in section XII.B.1.e, below. The exchange of an Allowed Class 7 Equity Interest for New Issued Common Stock and Cash will be a tax-free recapitalization. Holders will not be entitled to recognize a loss on the tax-free recapitalization exchange, but will recognize gain equal to the amount of Cash received or, if less, the amount of gain realized in the exchange. The amount of gain, if any, realized in the exchange will be the excess of the amount of Cash plus the value of the New Issued Common Stock received in the exchange over the holder's tax basis in its Equity Interest. The holder's tax basis in the New Issued Common Stock received in the exchange will be equal to the holder's tax basis in its Equity Interest, decreased by the amount of Cash received in the exchange and increased by the amount of gain, if any, recognized in the exchange. The holder's holding period for New Issued Common Stock received in the exchange will include its holding period for the Equity Interest exchanged for the New Issued Common Stock.

                  e. Federal Income Tax Consequences to Holders of Allowed Class 8 De Minimis Equity Interests.

         Holders of Allowed Class 8 De Minimis Equity Interests will receive only Cash in exchange for their Equity Interests and will recognize gain or loss in an amount equal to the difference between the amount of Cash they receive and their tax basis in the Equity Interests.

                  f. Federal Income Tax Consequences to Holders of Allowed Class 9 Other Equity Interests.

         Holders of Allowed Class 9 Other Equity Interests whose Other Equity Interests are canceled pursuant to the Plan generally will incur a loss in an amount equal to the tax basis of their Other Equity Interests.

         4.       NEW ISSUED COMMON STOCK.

         Holders who receive New Issued Common Stock pursuant to the Plan will be required to include in income as ordinary dividend income any future distributions with respect to the New Issued Common Stock to the extent paid out of the Debtor's current or accumulated earnings and profits as determined for federal income tax purposes. Distributions in excess of earnings and profits will reduce a holder's tax basis in the New Issued Common Stock and, to the extent in excess of the holder's tax basis, will be treated as gain from a sale or exchange of the New Issued Common Stock. Subject to applicable requirements and limitations, corporate holders may be entitled to a dividends received deduction to the extent distributions with respect to New Issued Common Stock are paid out of the Debtor's current or accumulated earnings and profits.

         5.       DISPUTED CLAIMS RESERVE.

         Amounts earned in an escrow, settlement fund or similar account or fund are subject to current federal income tax. Applicable Treasury Regulations do not say how this requirement applies to a disputed claims reserve in a bankruptcy proceeding. Furthermore, it is uncertain how property held in a disputed claims reserve will affect the computation of a holder's gain or loss with respect to a claim or equity interest or how subsequent distributions from the disputed claims reserve will be treated, giving rise to the possibility of taxable income without a corresponding receipt of cash or property with which to satisfy the tax liability. Unless precluded from doing so by the Service or unless future guidance indicates that a different treatment is required, the Debtor expects to treat the Disputed Claims Reserve as a grantor trust of the Debtor. Such treatment would not result in taxable to a holder of Claims or Equity Interests in respect of income or gain of the Disputed Claims Reserve. Rather, any such income or gain will be taxable income to the Debtor. If the Service does not respect such treatment, however, holders of Claims or Equity Interests might be subject to current tax with respect to property held in the Disputed Claims Reserve. Holders of Claims and Equity Interests are urged to consult their own tax advisor regarding the federal income tax treatment of the Disputed Claims Reserve and the consequences to them of such treatment

         6.       WITHHOLDING AND INFORMATION REPORTING.

         A holder may be subject to backup withholding at applicable rates with respect to consideration received pursuant to the Plan, unless the holder (i) is a corporation or comes within another category of persons exempt from backup withholding and, when required, demonstrates this or (ii) provides a correct taxpayer identification number ("TIN") on Internal Revenue Service Form W-9 (or a suitable substitute form) and provides the other information and makes the representations required by such Form and complies with the other requirements of the backup withholding rules. An otherwise exempt holder may become subject to backup withholding if, among other things, the holder (i) fails to properly report interest and dividends for federal income tax purposes or (ii) in certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN. A holder that does not provide a correct TIN also may be subject to penalties imposed by the Service.

         Backup withholding is not an additional tax. The federal income tax liability of a person subject to backup withholding is reduced by the amount of tax withheld. If withholding results in an overpayment of federal income tax, the holder may obtain a refund of the overpayment by properly and timely filing a claim for refund with the Service.

         The Debtor and the Disbursing Agent may be subject to other withholding and information reporting obligations with respect to consideration distributed pursuant to the Plan and will comply with all such obligations and information reporting obligations.

         THE FOREGOING SUMMARY HAS BEEN PROVIDED FOR INFORMATIONAL PURPOSES ONLY. HOLDERS OF CLAIMS AGAINST AND EQUITY INTERESTS IN THE DEBTOR ARE URGED TO CONSULT THEIR OWN TAX ADVISOR CONCERNING THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE PLAN.

                      XIII. CONCLUSION AND RECOMMENDATION

         The Debtor believes that confirmation and implementation of the Plan is preferable to any of the alternatives described above because it will provide the greatest recoveries to holders of Claims and Equity Interests. In addition, other alternatives would involve delay, uncertainty and substantial additional administrative costs. The Debtor urges holders of impaired Claims and Equity Interests entitled to vote on the Plan to vote to accept the Plan and to evidence such acceptance by returning their ballots so that they will be received not later than 4:00 p.m., Delaware time, on March 24, 2005.

Dated:     February 22, 2005

                                          Respectfully submitted,

                                         AMERICAN BANKNOTE
                                         CORPORATION


                                         By:  /S/ Patrick J. Gentile
                                              ---------------------------
                                             Patrick J. Gentile
                                             Executive Vice President and
                                             Chief Financial Officer

                                    EXHIBIT A
                                       TO
         AMENDED DISCLOSURE STATEMENT WITH RESPECT TO DEBTOR'S AMENDED
         PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

                                    _______

              DEBTOR'S AMENDED PLAN OF REORGANIZATION UNDER CHAPTER
                            11 OF THE BANKRUPTCY CODE



                         [See Exhibit 2.5 to this 10-K]

                                    EXHIBIT B
                                       TO
         AMENDED DISCLOSURE STATEMENT WITH RESPECT TO DEBTOR'S AMENDED
         PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

                                    _______

                      IN THE UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF DELAWARE

_____________________________________________:              Chapter
In re:                                       :
                                             :      Case No.: 05-10174(PJW)
AMERICAN BANKNOTE                            :
CORPORATION,                                 :
                                             :
                                   Debtor.   :    (RE: Docket Nos. 20 and 55)
_____________________________________________:

                ORDER APPROVING AMENDED DISCLOSURE STATEMENT AND.
                 VOTING AND NOTICING PROCEDURES WITH RESPECT TO
                    DEBTOR'S AMENDED PLAN OF REORGANIZATION
                    ---------------------------------------

         Upon the motion (the "Motion") by the above-captioned debtor and debtor in possession (the "Debtor") for the entry of fl eider, pursuant to sections 105, 1125 and 1126 of Chapter II of Title LI of the United States Code (the "Bankruptcy Code") and Rules 2002, 3017, and 3018 of the Federal Rules of Bankruptcy Procedure, approving (a) certain voting and noticing procedures In respect of the Debtor's Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated February 22, 2005 (the "Plan") and (b) the Debtor's Amended Disclosure Statement with Respect to Debtor's Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated February 22. 2005 (the "Disclosure Statement") in respect of the Plan; end due notice of the Motion having been given under the circumstances; and it appearing that no other or further notice is necessary or required and it appearing that the relief requested in the Motion is in the best interests of the Debtor, its estate, its creditors and other parties in Interest; and after due deliberation and sufficient cause appearing therefore; It is hereby

             ORDERED, that the Motion is granted. and it is further

             ORDERED, that the Disclosure Statement contains adequate information within the meaning of section 1125 of the Bankruptcy Code and it is further

             ORDERED, that the Debtor shall mail only the Confirmation Notice
(1) to holders of Claims and Equity Interests in Class 1 (Other Priority Claims), Class 2 (Miscellaneous Secured Claims), C1ass 5 (Miscellaneous Unsecured Claims) and Class 9 (Other Equity Interests); and it is further

             ORDERED, that only holders of Claims and Equity Interests in Class 3 (Note Claims), Class 4 (Note Convenience Claims), Class 6 (SERP Claims), Class 7 (Equity Interests) and Class 8 (DE MINIMIS Equity Interests) can vote to accept or reject the Plan; and it is further

             ORDERED, that the Debtor is authorized to implement the following Plan solicitation and voting procedures:

       1. VOTING RECORD DATE: February 24,2005, shall be set as the record date to vote on the Plan (the "Voting Record Date"). Only those holders of record of Claims at 4:00 p.m. Delaware time on the Voting Record Date shall be entitled to vote to accept or reject the Plan.

       2. Ballots: The following Ballots will be mailed to the following creditors; (a) Class 3 Note Claims Master Ballot will be mailed to brokers, proxy intermediaries or other nominees ("Nominees") of beneficial owners or entitlement holders ("Holders") of Class 3 Note Claims whose Claim arising under from or under the Debtor's 10 3/8% Senior Notes Due 2005 (the "Notes") is more than $45,000.00 (the "Class 3 Note Claims Master Ballot") (the Class 3 Note Claims Master Ballot; shall be substantially in the form attached to the Motion as Exhibit 1); (b) Class 3 Note Claims Beneficial Owner/Entitlement Holder Ballot will be mailed to Holders of the Notes



---------
(1) Capital terms not otherwise herein defined shall have the meaning ascribed to such terms in the Motion.

              whose Claims arising from or under the Notes is more than $45,000.00 (the "Class 3 Note Claims Beneficial Owner Ballot") (the Class 3 Note Claims Beneficial Owner Ballot shall be substantially in the form attached to the Motion as EXHIBIT 2) (c) Class 3 Note Claims (Certificated) Beneficial Owner/Entitlement Holder Ballot will be mailed to Holders of the Notes whose Claims arising from or under the Notes is mom than $45,000.00 and who hold the physical certificate(s) for such Notes (the "Class 3 Note Claims (Certificated) Beneficial Owner Ballot") (the Class 3 Note Claims (Certificated) Beneficial Owner Ballot shall be substantially in the form attached to the Motion as EXHIBIT 3 (d) Class 4 Note Convenience Claims Master Ballot will be mailed to the Nominees of Holders of the Notes whose Claims arising from or under the Notes is less than $45,000 (the "Class 4 Note Convenience Claims Master Ballot") (the Class 4 Note Convenience Claims Master Ballot shall be substantially in the Form attached hereto as Exhibit A; (e) Class 4 Note Convenience Claims Beneficial Owner Ballot will be mailed to Holders of the Notes whose Claims arising from or under the Notes is less than $45,000.00 (the "Class 4 Note Convenience Claims Beneficial Owner' Ballot") (the Class 4 Note Convenience Claims Beneficial Owner Ballot shall be substantially in the form attached to the Motion as Exhibit 5); (f) Class 4 Note Convenience Claims (Certificated) Beneficial Owner Ballot will be mailed to Holders of the Notes whose Claims arising from or under the Notes is less than $45,000.00 and who hold the physical certificate(s) for such Notes (the "Class 4 Note Convenience Claims (Certificated) Beneficial Owner Ballot') (the Class 4 Note Convenience Claims (Certificated) Beneficial Owner Ballot shall be substantially In the form attached to the Motion as

              EXHIBIT 6 (g) Class 6 SERP Claims Ballot shall be mailed to holders of Claims against the Debtor arising from any non-qualified supplemental executive retirement plan of the Debtor that remains outstanding as of the filing of' the Plan (the "Class 6 SERP Claims Ballot") (the Class 6 SERP shall be substantially in the form attached to the Motion as EXHIBIT 7) (h) Class 7 Equity Interests Master Ballot will be mailed to Nominees of Holders of the Debtor's Old Common Stock who hold more than 500,000 in number of shares of Old Common Stock (the "Class 7 Equity Interests Master Ballot") (the Class 7 Equity Interests Master Ballot shall be substantially in the form attached to the Motion as EXHIBIT 8)
              (i) Class 7 Equity Interests Beneficial Owner Ballot will be mailed to Holders of the Debtor's Old Common Stock who hold more than 500,000 in number of shares of Old Common Stock (the `Class 7 Equity Interests Beneficial Owner Ballot') (the Class 7 Equity Interests Beneficial Owner Ballot shall be substantially in' the form attached to the Motion as EXHIBIT 9) (j) Class 7 Equity Interests (Certificated) Beneficial Owner Ballot will be mailed to Holders of the Debtor's Old Common Stock who hold more than 500,000 in number of shares of Old Common Stock and hold the physical certificate(s) for such Old Common Stock (the "Class 7 Equity Interests (Certificated) Beneficial Owner Ballot") (the Class 7 Equity Interests (Certificated) Beneficial Owner Ballot shall be substantially in the form attached to the Motion as
              EXHIBIT 10 (k) Class 8 DE MINIMIS Equity Interests Master Ballot will be mailed to Nominees of Holders of the Debtor's Old Common Stock who hold less than 500,001 in number of shares of Old Common Stock (the "Class 8 DE MINIMIS Equity Interests Master Ballot) (the Class 8 DE MINIMIS Equity Interests Master Ballot shall be substantially in the font attached to the Motion AS EXHIBIT 11 (I)

              Class 8 DE MINIMIS Equity Interests Beneficial Ballot will be mailed to Holders of the Debtor's Old Common Stock who hold less than 500,001 in number of shares of Old Common Stock (the "Class 8 DE MINIMIS Equity Interests Beneficial Owner Ballot") (the Class 8 DE MINIMIS Equity Interests Beneficial Owner Ballot shall be substantially in the farm attached to the Motion as EXHIBIT 12 and
              (M) Class 8 DE MINIMIS Equity Interests (Certificated) Beneficial Ballot will he mailed to Holders of the Debtor's Old Common Stock who hold less than 500,001 in number of shares of Old Common Stack and who hold physical certificate(s) for such Old Common Stock (the "Class 8 DE MINIMIS Equity Interests (Certificated) Beneficial Owner Ballot (the Class 8 DE MINIMIS, Equity Interests (Certiflcate4) Beneficial Owner Ballot shall be substantially in the form attached to the Motion as EXHIBIT 13.

       3. CONFIRMATION NOTICE: Upon approval by the Court of the Disclosure Statement, a package (the "Solicitation Package") containing: (a) the Confirmation Notice substantially in the form attached to the Motion as ("EXHIBIT 14") (b) the Disclosure Statement (with exhibits, including the Plan); (c) this Order, approving the Disclosure Statement; (d) the Ballot and/or Ballots (with instructions); and (a) a pre-addressed postage-paid return envelope, shall be mailed to claims holders entitled to vote to accept or reject the Plan. The Confirmation Notice shall be mailed to all parties listed on the Verified List of Creditors and Parties with Whom the Debtor Does Business tiled with the Court on January 19, 2005 and any amendments thereto who are not creditors or holders of Equity Interests

       4. ALLOWANCE OF CLAIMS FOR VOTING PURPOSES: The following rules, standards and protocols for the allowance of each claim against the Debtor for voting purposes only (and not for any other purpose) shall be established:

              a. With respect to a Claim as to which a proof of claim has not been filed and as to which an objection has not been filed prior to the end of the voting period (the "Voting Period") fixed by the Court with respect to the Plan (as may be extended by the Debtor), the voting amount OF such Claim (subject to any applicable limitations set forth below) shall be equal to the amount listed, if any, in respect of such Claim in the Debtor's Schedules of Assets and Liabilities ("Schedules) filed with (the Court on January 19. 2005 (as amended from time to time), to the extent such Claim is not listed as contingent, unliquidated, undetermined or disputed. Such Claim shall be placed in the appropriate Plan class based upon the Debtor's records and the classification scheme set forth in the Plan.

              b. With respect to a liquidated non-contingent, undisputed Claim as to which a proof or claim has been timely filed and as to which an objection has not been filed prior to the end of the Voting Period, the amount and classification of such Claim shall be that specified in such proof of claim subject to any applicable limitations as set forth below.

              c. With respect to a proof of claim which is the subject of an objection filed prior to the Voting Period, the Claim represented by such proof of claim shall be disallowed provisionally for voting purposes, except to the extent and in the manner that (i) the Debtor indicates that the Claim should be allowed in the objection to such Claim; or (ii) the Court allows on motion filed at least ten days prior to the end of the Voting Period.

              d. With respect to a Claim that has been estimated or otherwise allowed for voting purposes by order of the Court, the amount and classification of such Claim shall be that set by the Court.

              e. A timely fled proof of claim tat Is designated as wholly unliquidated and/or contingent shall be accorded one vote valued at one dollar for purposes of' section 1126(c) of the Bankruptcy Code unless the Claim is disputed as set forth in subparagraph (d) above, in which case such Claim shall be disallowed provisionally for voting purposes subject to the provisions set forth in subparagraph (d) above.

              f. With respect to a Claim that is unliquidated, contingent and/or disputed in part, the holder of such Claim shall be entitled to vote that portion of the Claim that is liquidated, non-contingent and undisputed in the liquidated, non-contingent and undisputed amount subject to any limitations set forth herein and unless otherwise ordered by the Court.

              g. A holder shall not be entitled to vote a Claim to the extent such Claim duplicates or has been superseded by another Claim of such holder.

       5. TABULATION OF BALLOT: The following rules, standards and protocols for the tabulation of Ballots shall be established:

              a. For the purpose of voting an the Plan, the Balloting Agent will be deemed to be in constructive receipt of any Ballot timely delivered to any address that the Balloting Agent (or its authorized agent) designates for the receipt of Ballots cast In connection with the Plan.

              b. Any Ballot received by the Balloting Agent after the deadline for submission of Ballots shall not be counted, unless the Debtor, in its discretion consents to the counting or such Ballot or the Court orders such Ballot to be counted.

              c. Whenever a holder of a Claim or Equity Interest submits more than one Ballot voting the same Claim or Equity Interest prior to the deadline for submission of Ballots, the last Ballot timely received will supersede and revoke any earlier received Ballot. Whenever a Nominee or proxy holder of a Nominee or beneficial owner submits mot than one maser ballot to transmit the votes of beneficial owners in respect to their Claims or Equity Interests prior to the deadline for submission of master ballots, the last master ballot timely received will supersede and revoke an earlier received master ballot.

              d. Creditors and holders of Equity interests must vote all of their Claims or Equity Interests within a particular Plan class either to accept or reject the Plan and may not split their vote. Accordingly a Ballot that partially rejects and partially accepts the Plan will not be counted.

              e. If a Ballot is signed by Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or other acting in a fiduciary or representative capacity, such persons should indicate such capacity when signing and, unless otherwise determined by the Debtor, must submit proper evidence satisfactory to the Debtor to so act on

              f. Any Ballot that is delivered by facsimile; email or any other electronic means or that does not contain an original signature will not be counted unless such Ballot is a Master Ballot which is faxed to the Balloting Agent and a hard copy of the Master Ballot is sent to the Balloting Agent immediately (hereafter.

              g. All votes must BE cast using the Ballots and master ballots distributed to the holders of Claims or Equity Interests. Votes cast in any manner other than by using such Ballots will not be counted.

              h. ANY holder of a Claim or Equity Interests in an Impaired class who has delivered a valid Ballet voting on the Plan may withdraw such vote solely in accordance with Rule 3018(a) of the Federal Rules of Bankruptcy Procedure.

              i. Any Ballot that is returned indicating acceptance or rejection of the Plan but that is unsigned shall not be counted.

              j. If a holder of a Claim or Equity Interest casts simultaneous duplicative Ballots voted inconsistently, such Ballots shall count as one VOTE accepting the Plan.

              k. Each holder of a Claim or Equity Interest shall be. deemed to have, voted the full amount of its Claim or Equity Interest.

              Subject to any contrary order of the Court, the Debtor reserves the absolute right to reject any and all Ballots or Master Ballots not proper in form the acceptance of which would, in the opinion of the Debtor or its counsel, not be in accordance with the provisions of the Bankruptcy Code. Subject to contrary order OF THE Court, the Debtor further reserves the right to waive any defects or irregularities or conditions of delivery as to any particular Ballot or Master Ballot unless otherwise directed by the Court. The Debtor's interpretation of the terms end conditions of the Plan (including the Ballot, the Master Ballot, and the voting instructions), unless otherwise directed by the Court shall be final and binding an all parties. Unless waived or as ordered by the Court any defects or irregularities in connection with deliveries of Ballots or Master Ballots must be cured within such time as the Debtor (or the Court) determines. Neither the Debtor nor any other person or entity will be under any duty to provide notification of defects or irregularities with respect to deliveries of Ballots or Master Ballots or incur any liability for failure to provide such notification. Unless otherwise directed by the Court delivery of such Ballots or Master Ballots will not be deemed to have been made until such irregularities have been cured or waived. Ballots or Master Ballots previously furnished (and as to which any irregularities have not theretofore been cured or WAIVED) will not be counted.

       6. CONFIRMATION HEARING AND PLAN-RELATED DEADLINES: The following deadlines in connection with the Plan confirmation process shall be set

              a.     Deadline for the Debtor to serve the Solicitation Packages:
                     Approximately thirty-five days prior to the Confirmation Hearing. March 1.2005 at 4:00 p.m. Delaware time;

              b.     Deadline for Voting on the Plan (i.e., Voting Deadline):
                     Approximately fifteen days prior to the Confirmation Hearing, March 24, 2005 at 4:00 p.m.;

              c. Deadline for filing with the Court and serving upon counsel for the Debtor objections to confirmation of the Plan:
                     Approximately nine days prior to the Confirmation Hearing, Match 30, 2005 at 4:00 p.m.;

              d. Deadline for filing and serving written responses to objections to confirmation of the Plan: Approximately three days prior to the Confirmation hearing April 5, 2005 at 4:00 p.m.;

              e. Deadline fox filing the report of Plan voting. Approximately two days before the Confirmation Hearing, April 4, 2005; and

              f. Confirmation Hearing: April 8, 2005 at 10:30 a.m. Delaware time.

       7. The Debtor shall publish the Confirmation Notice once in THE national edition of THE WALL STREET JOURNAL within 10 calendar days after entry by the Bankruptcy Court of this Order.

              ORDERED, that the form(2) at Class 3 Note Claims Master Ballot attached s EXHIBIT 1 to the Motion IS approved; and IT is further

              ORDERED, that the form of the Class 3 Note Claims Beneficial Owner Ballot attached as EXHIBIT 2 to the Motion IS approved; and it is further;

             ORDERED, that the form of the Class 3 Note Claims (Certificated) Beneficial Owner Ballot attached as EXHIBIT 3 to the Motion is approved: and it is further;

              ORDERED, that the form of the revised Class 4 Note Convenience Claims Master Ballot attached hereto as EXHIBIT A is approved: and it is further;

              ORDERED, that the form of the Class 4 Note Convenience Claims Beneficial Owner Ballot attached as EXHIBIT 5 to the Motion is approved; and it is further;

              ORDERED, that the form of the Class 4 Note Convenience Claims (Certificated) Beneficial Owner Ballot attached as EXHIBIT 6 to the Motion is approved; and it is further;


---------
(2) The form of the ballots are approved with any necessary changes to the dates contained in the ballots to reflect dates consisting with those set forth in this order.

              ORDERED, that the form of the Class 6 SERP Claims Ballot attached as EXHIBIT 7 to the Motion is approved; and it is further

              ORDERED, that the form of the Class 7 Equity Interests Master Ballot attached as EXHIBIT 8 to the Motion is approved; and it is further

              ORDERED, that the form of the Class 7 Equity Interests Beneficial Owner Ballot attached as EXHIBIT 9 to the Motion is approved; and it is further

              ORDERED, that the form of the Class 7 Equity Interests (Certificated) Beneficial Owner Ballot attached as EXHIBIT 10 to the Motion is approved; and it is further

              ORDERED, that the form of the Class 8 DE MINIMIS Equity Interests Master Ballot attached as Exhibit 4 to the Motion is approved; and it is further

              ORDERED, that the form of the Class 8 DE MINIMIS Equity Interests Beneficial Owner Ballot attached as Exhibit 12 to the Motion is approved; and it is further

              ORDERED, that the form of the Class 8 DE MINIMIS Equity Interests Master Ballot attached as Exhibit 13 to the Motion is approved.

              ORDERED, that the Confirmation Notice attached as EXHIBIT B hereto is approved~

Dated Wilmington, Delaware


                                            ____________________________________
                                            United States Bankruptcy Judge

                                    EXHIBIT A



                                                                 CLASS 4 (MASTER

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR ADVICE. OR TO MAKE
    ANY REPRESENTATION, OTHER THAN WHAT IS CONTAINED IN THE MATERIALS MAILED
     WITH THIS BALLOT OR OTHER MATERIALS AUTHORIZED BY THE BANKRUPTCY COURT

                      IN THE UNITED STATES BANKRUPTCY COURT
                          FOR THE DISTRICT OF DELAWARE

_________________________________________
In ~      Chapter 11                    :
                                        :
AMERICAN BANKNOTE                       :          Case No: 05-10174 (PJW)
CORPORATION.                            :
                                        :
                         DEBTOR.        :
_________________________________________

                MASTER BALLOT FOR ACCEPTING OR REJECTING AMENDED
                            PLAN OF REORGANIZATION OF
                          AMERICAN BANKNOTE CORPORATION
                          -----------------------------

                        (Class 4 Note Convenience Claims)
                          10 3/8% Senior Notes Due 2005
                               Cusip No. 024490AE4
                    Record Date for Voting: February 24, 2005

THIS MASTER BALLOT CANNOT BE USED BY BROKERS, PROXY INTERMEDIARIES OR OTHER NOMINEES 0F BENEFICIAL OWNERS OR ENTITLEMENT OWNERS OF NOTES WHOSE CLAIMS ARISING FROM OR UNDER TUB NOTES ARE MORE THAN $45,000. NOTEHOLDERS WHOSE CLAIMS ARISING FROM OR UNDER THE NOTES ARE MORE THAN $45,000 MUST USE THE CLASS 3 (NOTE CLAIMS) BALLOT TO VOTE.

         American Banknote Corporation (the "Debtor") filed an Amended Plain of Reorganization under Chapter 11 of the Bankruptcy Code in the above-captioned case, dated February 22, 2005 (the Plan). The United States. Bankruptcy Court for the District of Delaware (the "Court") has approved the Amended Disclosure Statement with Respect to Debtor's Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated February 22, 2005 (the "Disclosure Statement"), which provides information to assist you in deciding how to vote your Ballot. If you do not have a Disclosure Statement., you may obtain a copy from MacKenzie Partners, Inc. (the "`Balloting Agent"). Court approval of the Disclosure Statement clues not indicate approval of the Plan by the Court

         This Master Ballot is being sent to brokers, proxy intermediaries, or other nominees of beneficial owners or entitlement holders' of the Debtor's 10 3/8% Senior Notes Due 2005 (the "Notes") other than those holders whose claim arising from or under the Notes is more than



---------
(1) For purposes of completing this Master Ballot, the term "beneficial owner(s)" also includes entitlement holders under Article 8 of the Uniform Commercial Code.

                                                                Class 4 (Master)

$45,000 (the "Note Claims"). Holders of Note C1aims will receive a different Ballot. The creditors of and equity interests in the Debtor whose claims or equity interests are impaired under the Plan arc afforded the opportunity to vote on the Plan, which may be confirmed by the Court and thereby made binding on beneficial owners if it is accepted by the holders of at least two-thirds in dollar amount and more than one-half in number of claims in each class of claims voting on the Plan and by at least two-thirds in the amount of equity interests in each class of equity interests voting on the Plan. In the event the requisite acceptances are not obtained, the Court may nevertheless confirm the Plan if it finds that the Plan accords fair and equitable treatment to the class or classes rejecting it and otherwise satisfies the requirements of 11 U.S.C. ss. 1129(b). To HAVE the votes of beneficial owners count, you must complete and return this Master Ballot.

         You are required to deliver the beneficial owner ballot to each beneficial owner for whom you hold the Notes, and take any action required to enable each such beneficial owner to timely vote its Notes to accept or reject the Plan. In addition, you are required to provide each beneficial holder with a complete copy of this solicitation package. With regard to any beneficial owner ballots returned to you, you must (a) execute the Master Ballot so as to reflect the voting instructions given to you in the beneficial owner ballots by the beneficial owners for whom you hold Notes and (b) forward such Master Ballot to the Balloting Agent. If you are both the registered or record holder AND beneficial owner of any Notes and you wish to vote such Notes, you must return a beneficial owner ballot

         PLEASE COMPLETE, SIGN AND DATE THI SMASTER BALLOT AND RETURN IT SO THAT `THEYY ARE ACTUALLY RECEIVED BY 4:00 P.M., DELAWARE TIME, ON MARCH 24, 2005 (THE "VOTING DEADLINE") BY THE BALLOTING AGENT AT THE ADDRESS LISTED BELOW. MASTER BALLOTS MAY BE RETURNED TO THE BALLOTING AGENT VIA FACSIMILE AT (212)-929-0308, BUT MUST BE FOLLOWED BY A HARD COPY MAILEI) TO THE FOLLOWING ADDRESS WHICH MUST BE SENT VIA OVERNIGHT COURII~R ON OR BEFORE MARCH 24, 2005,

                             MacKenzie Partners, Inc.
                             105 Madison Avenue, 4~ Floor
                             New York, New York 10016
                             Att'n~ Jeanne M. Carr
                             Telephone:  (212) 929-5500
                             Telephone:  (800) 322-2885
                             American Banknote Corporation

         IF THE MASTER BALLOT IS NW RECEIVED BY THE BALLOTING AGENT ON OR BEFORE THE VOTING DEADLINE, AND SUCH DEADLINE IS NOT EXTENDED, THE VOTES CONTAINED IN THE MASTER BALLOT WILL NOT COUNT AS EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN. THE BALLOTS LAST BY FACSIMILE WILL NOT BE COUNTED UNLESS FOLLOWED BY A HARD COPY WHICH MUST BE SENT VIA OVERNIGHT COURIER ON OR BEFORE MARCH 24, 2005.

                       ACCEPTANCE ORREJECTION OF TUE PLAN
                       ----------------------------------

         Please note that each beneficial owner of Notes must vote all of the Notes held by such owner. For purposes of tabulating the votes, each beneficial owner shall be deemed to have voted the full amount of' Notes owned by such beneficia1 owners according to your records. A beneficial owner may not split its vote.

         VOTE ON PLAN BY AGGREGATE FACEAMOUNTAND NUMBER OF HOLDERS. As instructed by the beneficial owners of the aggregate face amount of Notes set forth below, the undersigned transmits the following votes of such beneficial owners IN respect of their Notes:

To ACCEPT (Vote FOR) The Plan .     $__________________________         _________________________
                                    Aggregate Face Amount of Notes      Aggregate Number of Holders
                                                                        of Notes

To REJECT (Vote AGAINST) The Plan   $_________________________

         CERTIFICATION. By signing THIS Master Ballot, the undersigned certifies that it is the registered owner or securities intermediary as of the Voting Record Date of $________ aggregate face amount of Notes, for which voting instructions have, been received from beneficial owners for whom the undersigned holds Notes in its name (the "Beneficial Owners").

-------------------------- ------------------------ ------------------------ ------------------------------------------------
                                                                                         Distribution Election
      Customer Name                                                                       (Check one box only)
        For Each
    Beneficial Owner              To Accept                To Reject
        Of Notes               (For) The Plan         (Against) the Plan)             Notes                     Cash
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
1.                         $                        $
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
2.                         $                        $
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
3.                         $                        $
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
4.                         $                        $
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
5.                         $                        $
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
6.                         $                        $
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
7.                         $                        $
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
8.                         $                        $
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
9.                         $                        $
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------
10.                        $                        $
-------------------------- ------------------------ ------------------------ ------------------------ -----------------------


         2. As the Debtor may be issuing New Notes to the beneficial holders, you are required to provide the name of the beneficial holder.

         PLEASE MAKE SURE YOU HAVE INDICATED THE DISTRIBUTION ELECTION .SELECTED BY THE BENEFICIAL OWNERS OF THE NOTES BY CHECKING THE APPROPRIATE BOX IN ITEM 2 ABOVE. IF YOU DO NOT CHECK A BOX, THE BENEFICIAL OWNER WILL BE DEEMED TO HAVE SELECTED THE CASH ELECTION.

         3. The undersigned certifies that listed below (or attached hereto) is a true and accurate schedule of the Beneficial Owners who have indicated that they have accounts at other financial institutions and have voted the Beneficial Owner Ballots transmitted to them by such financial institutions (please use additional sheets of paper if necessary):

-------------------------------- ------------------------------ ------------------------------ ------------------------------
                                                                      Customer Account
      Your Customer Name         Name of Registered Holder or          Number of Other
   For Each Beneficial Owner       Nominee of Other Account        Account (If Applicable)           Principal Amount
-------------------------------- ------------------------------ ------------------------------ ------------------------------
1.                                                                                             $
-------------------------------- ------------------------------ ------------------------------ ------------------------------
2.                                                                                             $
-------------------------------- ------------------------------ ------------------------------ ------------------------------
3.                                                                                             $
-------------------------------- ------------------------------ ------------------------------ ------------------------------
4.                                                                                             $
-------------------------------- ------------------------------ ------------------------------ ------------------------------
5.                                                                                             $
-------------------------------- ------------------------------ ------------------------------ ------------------------------
6.                                                                                             $
-------------------------------- ------------------------------ ------------------------------ ------------------------------
7.                                                                                             $
-------------------------------- ------------------------------ ------------------------------ ------------------------------
8.                                                                                             $
-------------------------------- ------------------------------ ------------------------------ ------------------------------


         By signing this Master Ballot, the undersigned certifies that each Beneficial Owner Notes whose votes are being transmitted by this Master Ballot bas been provided with a copy of the Debtor's Disclosure Statement, the Plan, the order approving the Disclosure Statement, the notice of the confirmation hearing and objection dates, and any solicitation material ordered by the Court to he transmitted to holders of claims or interests entitled to vote or the Plan.

         By signing this Master Ballot, the undersigned certifies that it is the registered or record builder or securities intermediary of the Notes to which this Master Ballot pertains and/or has full power and authority to vote to accept or reject the Plan and will submit evidence oh' same upon request. T he undersigned also acknowledges that the tabulation of' votes is subject to all terms and conditions set forth in the Disclosure Statement relating to the Plan.

         This Master Ballot may not be used for any purpose other than for casting votes to accept or reject. the Plan. This Master Ballot is to be used by brokers, proxy intermediaries or other nominees and/or intermediaries for casting votes to accept or reject the Plan on behalf of Beneficial Owners holding Notes-

         This Master Ballot does NOR constitute and shall NOR be deemed to constitute (a) a proof of claim or (b) an admission BY the Debtor of the nature, validity, or amount of any claim. The Master Ballot is NOT a letter of transmittal and may RIOT be used Car arty other purpose than to cast votes to accept or reject the Plan. Holders should NOT surrender certificates representing their securities AT this time, and the Debtor will NOT accept delivery of any such certificates surrendered together with this Master Ballot.


                Name or Nominee:________________________________________________
                                              (Print Or Type)
             DTC Participant No: _______________________________________________

                      Signature:________________________________________________
                                      (Signature Of Nominee Or Authorized Agent)
              Prim Or Type Name:________________________________________________

                          Title:________________________________________________

                        Address:________________________________________________

               Telephone Number:________________________________________________

                           Date:________________________________________________

         THIS MASTER BALI.OT MUST BE RECEIVED BY 4:00 P.M., DELAWARE TIME, ON MARCH 24, 2003 BY THE BALLOTING AGENT OR YOUR CUSTOMERS' VOTES WILL NOT BE COUNTED. PLEASE MAKE SURE YOU HAVE PROVIDED ALL. INFORMATION REQUESTED. YOU SIIOULD NOT SUBMIT THE NOTES WITH THIS MASTER BALLOT.

         IF YOU HAVE ANY QUESTIONS REGARDING THIS MASTER BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED ADDITIONAL COPIES OF THE MASTER BALLOT, THE BENEFICIAL OWNER BALLOT, OR THE OTHER ENCLOSED MATERIALS, PLEASE CALL. THE BALLOTING AGENT AT (80FF) 322-2855.

         NOTHING CONTAINED. HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT FOR THE DEBTOR OIL TUE BALLOTING AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE PLAN, EXCEPT FOR THE STATEMENTS CONTAINED IN THE DOCUMENTS ENCLOSED HEREWITH.

                  INSTRUCTIONS FOR COMPLETING THE MASTER BALLOT

         American Banknote Corporation (the "Debtor" is soliciting votes on its Amended Plan of Reorganization under Chapter 11 of' the Bankruptcy Code, dated February 22, 2005 (the "Plan"). referred to in the Amended Disclosure Statement with Respect to Debtor's Amended Plan under Chapter 11 of the Bankruptcy Code, dated February 22, 2005, (the "Disclosure Statement"). Please review the Disclosure Statement and Plan carefully before you vote. Unless otherwise defined, capitalized terms used herein and in the Ballot have the meanings ascribed to them in the Plan

         THE MASTER BALLOT is NOT a letter of transmittal and may not be used for any purpose other than to cast votes TO ACCEPT OR reject the Plan. Holders should NOT surrender, at this time4 certificates representing their securities, and MacKenzie Partners, Inc. ("the Balloting Agent") will NOT accept delivery of such certificates together with this Master Ballot.

         To have the vote of your customers count, you must forward the Solicitation Package to each beneficial interest holder of the Notes for voting and include a return envelope provided by and addressed to you, with sufficient lead time so that the beneficial holder may return the completed Ballot to you by 4:00 p.m., Delaware time, on March 24. 2005. You must summarize the individual votes OF your respective beneficial holders from their Ballots on this Master Ballot, sign and return this Master Ballot so it is RECEIVED by the Balloting Agent, at the address set forth on page 2 of the Ballot, no later than 4:00 p.m., Delaware time, on March 24, 2005 (the "Voting Deadline").

         THIS MASTER BALLOT CANNOT BE USED DY BROKERS, PROXY INTERMEDIARIES OR OTHER NOMINEES OF BENEFICIAL OWNERS OR ENTITLEMENT OWNERS FOR NOTEHOLDERS WHOSE CLAIMS ARISING FROM OR UNDER THE NOTES ARE MORE THAN $45,000.00. NOTEHOI.DERS WHOSE CLAIMS ARISING FROM OR UNDER THE NOTES ARE MORE THAN $45,000.00 MUST USE THE CLASS 3 (NOTE CLAIMS) BALLOT TO VOTE.

         To complete the Master Ballot properly, take the following steps:

         (a) Provide appropriate information for each of the items on the Master Ballot Please note that item 2 requests information for each individual Beneficial Owner for whom you hold Notes in your name who have returned ballots to you (the Beneficial Holders"). Please identify the customer name of each such Beneficial Holder.

         (b) Vote to accept or reject the Plan in Item I. for the notes held by you as the registered or record holder en behalf of the Beneficial Holders.

         (c)      Fill in the information requested in Item 2.

         (d) PLEASE MAKE SURE YOU HAVE INDICATED THE DISTRIBUTION ELECTION SELECTED BY THE BENEFICIAL OWNERS OF THE NOTES BY CHECKING THE APPROPRIATE BOX IN ITEM 2. IF YOU DO NOT CHECK A BOX THE BENEFICIAL OWNER WILL BE DEEMED TO HAVE SELECTED THE CASH ELECTION.

         (e}      Complete Item 3, if applicable.

         (f)      Read the Master Ballot carefully

         (g)      Sign and date your Master Ballot.

         (h) [C you are completing this Master Ballot on behalf of another entity, indicate your relationship with such entity and the capacity in which you are signing.

         (1)      Provide your name and mailing address.

         (j) No foes or commissions or other remuneration will he payable to any broker, dealer or other person for soliciting ballots accepting [he Plan. The Balloting Agent will provide you with sufficient solicitation packages to comply with these instructions.

         Return this Master Ballot so that it will be received by the Balloting Agent by 4:00 p.m. Delaware time, on March 24, 2005.

         IF YOU HAVE ANY QUESTIONS REGARDING THIS BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED ADDITIONAL COPIES OF THE MASTER BALLOT, THE BENEFICIAL HOLI)ER BALLOT, OR THE OTHER ENCLOSED MATERIALS, PLEASE CONTACT THE BALLOTING AGENT AT (800) 322-2885.

         NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF THE DEBTOR OR THE BALLOTING AGENT, OR AUTUORJZE YOU OR ANY OTHER PERSON TO USE ANY OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM WITH RESPECT TO TUE PLAN, EXCEPT FOR THE STATEMENTS CONTAINED IN THE DOCUMENTS ENCLOSED HEREWITH.

                                    EXHIBIT B




         (5) Holders of Claims and Equity Interests in Class I (Other Priority Claims), Class (Miscellaneous Secured Claims), Class S (Miscellaneous Unsecured Claims), and Class 9 (Other Priority Claims) are receiving this confirmation notice only.

         (6) In order to be considered as a vote to accept or reject the Plan, a Ballot must be completed, executed, and received by the Balloting Agent, on or before 4:00 p.m. (Delaware time) on March 24, 2005 (the "Voting Deadline"). A Ballot shall NOR be deemed an acceptance or rejection unless it is received by the flaunting Agent on a timely basis and identities a holder of a Claim and indicates a vote. Copies of(a) the Disclosure Statement (which includes a copy of the Plan as an exhibit), (b) a Ballot; and (e) other solicitation materials may be obtained by holders of Claims or Equity Interests by contacting the Balloting Agent, as follows:

                                 MacKenzie Partners, Inc.
                                 105 Madison Avenue,14th Floor
                                 New York. New York 10016
                                 Attn: Jeanne M. Carr
                                 Telephone:  (212) 929-5500
                                 Telephone:  (800) 322-2885
                                 American Banknote Corporation

         (7) In order to be considered by the Court, objections, if any, to confirmation of the must (i) be in writing; (ii) state the name and address of the objecting parry (iii) state the nature of the Claim or interest of the objecting party; (iv) state with particularity the legal and factual basis for the objection; awl (v)be filed with the Clerk of the Court and served (so as to be actually received no later than 4;00 p.m (Delaware time) on March 30, 2005 on the following parties: (a) counsel for the Debtor, ANDREWS KURTH LLP (Att'n:
Richard Baumfield) 450 Lexington Avenue, 15th Floor New York, NY 10017; and (b) co-counsel for the Debtor, COOCH AND TAYLOR (Att'n: Adam Singer) 824 Market Street Mall, 10th Floor Wilmington. DE 19801.

    Dated:        Wilmington. Delaware
                  __________________,2005



                                             _______________________________
                                             United States Bankruptcy Judge

                      IN THE UNITED STATES BANKRUPTCY COURT

                          FOR THE DISTRICT OF DELAWARE


_______________________________________
         In re::                       :        (Chapter 11
                                       :
         AMERICAN DANKNQTE             :         Case No: 05-10174 (P1W)
         CORPORATION,                  :
                                       :
                            Debtor.    :
________________________________________

                   NOTICE OF HEARING TO CONSIDER CONFIRMATION
                            OF PLAN OF REORGANIZATION
                            -------------------------

                        PLEASE TAKE NOTICE THAT:

         (1) By order dated ________, 2005, the United States Bankruptcy Court for the District of Delaware (the "Court") approval the Amended Disclosure Statement with Respect to Debtor's Amended Plan of Reorganization under Chapter
11. of the Bankruptcy Code, dated February 22, 2005 (the "Plan"). Copies of the Plan and of the Disclosure Statement are on file with Clerk of the Court (the "Clerk"), 824 Market Street, 5 Floor. Wilmington, Delaware 19801 and may be reviewed Monday through Friday during regular business hours. Copies of the Disclosure Statement can be obtained from the Debtor's Balloting Agent, MacKenzie Partners, Inc. at (800) 322-2885.

         (2) A hearing to consider confirmation of the Plan will be held before The Honorable Peter J. Walsh, United States Bankruptcy Judge, United States Bankruptcy Court for the District of Delaware, 824 Market Street, Wilmington, Delaware 19801 on April 8, 2005, commencing at 10:30 am. (Delaware time).

         (3) Voting procedures for the Plan are set forth in the Disclosure Statement. For the reasons discussed therein, only holders of Claims and Equity Interests in Class 3 (Note Claims), Class 4 (Note Convenience Claims), Class 6 (SERP Claims), Class 7 (Equity Interests) and Class S (DE MINIMIS Equity Interests) as of February 24, 2005 (the "Voting Record Date"), are entitled to vote to accept or reject the Plan. Only those persons who arc entitled to vote to accept or reject the Plan are being sent (i) 3 copy of the Disclosure Statement with exhibits thereto including the Plan and (ii) a Ballot, The aforementioned documents may also be obtained by visiting the website www.bmcgroup.com/abn.

         (4) On or before March 1, 2005, the Debtor caused a Ballot, together with copies of the Plan and Disclosure Statement, to be mailed to holders of claims entitled to vote to accept a reject the Plan.




---------
(1) Terms not otherwise defined herein shall have the meaning ascribed to thorn in the Plan.


                                      B-2



              ORDER OF THE BANKRUPTCY COURT DATED FEBRUARY 24, 2005
             APPROVING, AMONG OTHER THINGS, THE AMENDED DISCLOSURE
               STATEMENT AND ESTABLISHING CERTAIN PROCEDURES WITH
              RESPECT TO THE SOLICITATION AND TABULATION OF VOTES
                          TO ACCEPT OR REJECT THE PLAN.

                                    EXHIBIT C
                                       TO
         AMENDED DISCLOSURE STATEMENT WITH RESPECT TO DEBTOR'S AMENDED
         PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

                                    _______


        FORM 10-K FOR THE DEBTOR FOR FISCAL YEAR ENDED DECEMBER 31, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                _________________

                                    FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

           For the transition period from ____________ to ____________

                         Commission File Number: 1-3410
                                _________________

                          AMERICAN BANKNOTE CORPORATION
             (Exact name of Registrant as specified in its charter)

            Delaware                                             13-0460520

(State or other jurisdiction of                               (I.R.S. Employer
 Incorporation or organization)                              Identification No.)

              560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632
               (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (201) 568-4400

        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to Section 12(g) of the Act:

     Title of each class:                   Name of exchange on which registered
Common Stock, par value $.01 per share                     OTC-BB
 Series 1 Warrants                                         OTC-BB
 Series 2 Warrants                                         OTC-BB

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

         Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

         Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

         At March 16, 2004, the aggregate market value of the voting stock held by non-affiliates was $4,237,493.

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [X] No[ ]

         As of March 19, 2004, 11,770,815 shares of the registrant's common stock were outstanding. Documents Incorporated by Reference:

None.

                          AMERICAN BANKNOTE CORPORATION

                                TABLE OF CONTENTS

PART I

     Item 1.      Business.......................................................................................     1
     Item 2.      Properties.....................................................................................    18
     Item 3.      Legal Proceedings..............................................................................    18
     Item 4.      Submission of Matters to a Vote of Security Holders............................................    19

PART II

     Item 5.      Market for the Registrant's Common Equity and Related Stockholder Matters......................    20
     Item 6.      Selected Financial Data........................................................................    24
     Item 7.      Management's Discussion and Analysis of Financial Condition and Results of Operations..........    26
     Item 7A.     Quantitative and Qualitative Disclosures About Market Risk.....................................    45
     Item 8.      Financial Statements and Supplementary Data....................................................    47
     Item 9.      Changes in and Disagreements with Accountants on Accounting and Financial Disclosure...........    47
     Item 9a.     Controls and Procedures........................................................................    47

PART III

     Item 10.     Directors and Executive Officers of the Registrant.............................................    48
     Item 11.     Executive Compensation.........................................................................    49
     Item 12.     Security Ownership of Certain Beneficial Owners and Management and Related Stockholder
                  Matters........................................................................................    49
     Item 13.     Certain Relationships and Related
                  Transactions...................................................................................    49
     Item 14.     Principal Accountant Fees and Services.........................................................    50

PART IV

       Item 15.   Exhibits, Financial Statement Schedules, and Reports on Form 8-K ..............................    51

                                     PART I

ITEM 1. BUSINESS.

INTRODUCTION

         American Banknote Corporation is a holding company. All references to the "Parent" are meant to identify the legal entity American Banknote Corporation on a stand-alone basis. All references to the "Company" are to the Parent and all of its subsidiaries, as a group.

         In October 2002, the Parent issued $91.6 million aggregate principal amount of its 10 3/8% Senior Notes ("Senior Notes") in connection with the Chapter 11 Proceeding described below. The maturity date for the Senior Notes, was extended, to January 31, 2005, at which time the aggregate principal amount thereof, which will then be approximately $111.6 million will be due and payable in full. The Parent anticipates that, based upon the current and anticipated future cash flows generated from operations, it will not be able to repay its Senior Notes upon the January 31, 2005 maturity date. Further, as a result of the Company's limited access to capital and financial markets, it is highly unlikely that the Parent will be able to refinance the Senior Notes. Absent a further agreement with the holders of the Senior Notes, the Parent will be required to undergo a further restructuring, bankruptcy or partial or total liquidation or sale of the Company. Any of these events will substantially reduce, or perhaps eliminate, any value associated with the Parent's equity, including its Common Stock and may substantially reduce the value of its other securities. However, because each of the Parent's subsidiaries is a self-funded stand-alone entity, it is anticipated that each subsidiary, with the exception of LM will continue to operate its business in the normal course, on a stand-alone basis, irrespective of any restructuring of the Parent. For a discussion of LM see "Proposed 2004 LM Restructuring."

Business--Structural Overview

         Through its subsidiaries in the United States, Brazil, Australia, New Zealand, France, and Argentina, the Company is a trusted provider of secure printed documents, printed and personalized secure and non-secure transaction and identification cards and systems, and a wide array of document management and transaction services and solutions. The Company provides its customers in the private and public sectors with products and services that incorporate anti-fraud and counterfeit resistant facilities, processes and technologies. The Company operates and manages its business based on geographic location in a single industry along three principal product lines: Transaction Cards and Systems; Printing Services and Document Management; and Security Printing Solutions. The Company is endeavoring to expand along these and complementary product and service lines, with particular emphasis on fields that are relevant to its existing customer base, such as electronic commerce and secure distribution and fulfillment.

         The Parent's principal subsidiaries are:

                  American Bank Note Company ("ABN") a New York Corporation (and the Company's domestic operating subsidiary),

                  American Bank Note Ltda. ("ABNB"), a 77.5% owned Brazilian company,

                  ABN Australasia Limited, trading as the Leigh-Mardon Group ("LM"), a 90% owned Australian company, with an operating subsidiary in New Zealand,

                  CPS Technologies, S.A. ("CPS"), a French company, and

                  Transtex S.A. ("Transtex"), an Argentine company.

         The Parent was incorporated in Delaware in 1993 as United States Banknote Corporation and changed its name on July 1, 1995 to American Banknote Corporation. The Company's principal executive offices are located at 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, and its telephone number is (201) 568-4400.

CONSUMMATION OF THE REORGANIZATION PLAN

         In December 1999, the Parent (but none of its subsidiaries) filed a petition for reorganization relief under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Proceeding") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). On August 22, 2002, the Bankruptcy Court confirmed the Parent's Fourth Amended Plan of Reorganization (the "Plan") in the Chapter 11 Proceeding.

         On October 1, 2002, all conditions required for the effectiveness of the Plan were achieved and the Plan became effective (the "Effective Date"). On the Effective Date, the Parent cancelled all shares of its then outstanding common stock and preferred stock, and began to issue shares of its new common stock, $.01 par value per share ("Common Stock"), and certain additional rights, warrants and options entitling the holders thereof to acquire Common Stock, in the amounts and on the terms set forth in the Plan.

         None of the Parent's subsidiaries was or has ever been a party to the Chapter 11 Proceeding or any other insolvency or similar proceeding. As a result, during the Parent's reorganization, each one of the Parent's subsidiaries continued to operate its respective business in the normal course, on a stand-alone basis.

DISTRIBUTIONS UNDER THE PLAN

         The following descriptions are summaries of material terms of the Plan. This summary is qualified by the material agreements and related documents constituting the Plan, copies of which were filed as exhibits to the Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the "2000 10-K"), the Parent's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 and the Parent's Current Reports on Form 8-K filed on June 3, 2002, August 28, 2002, September 4, 2002 and October 16, 2002 and by the provisions of applicable law. All reference to "on a fully diluted basis" or "subject to dilution" shall give effect to the issuance of the number of shares of Common Stock of the Successor Company reserved for issuance in order to settle the claims discussed below.

         Resolution of Pre-petition Claims. The former major classes of credit and equity claims and their respective distributions received under the Plan are described below. For more complete information of the claims and recoveries under the Plan, see the referred above filings.

         11 1/4% Senior Subordinated Note Claims. Under the Plan, the Parent exchanged on the Effective Date with the former holders of the $95 million principal amount of the Parent's 11 1/4% Senior Subordinated Notes due December 1, 2007 (the "Senior Subordinated Notes"), in full satisfaction, settlement, release, discharge of and in exchange for the $106.2 million in principal of, and accrued interest on, the Senior Subordinated Notes, approximately 10.6 million shares of Common Stock, representing approximately 90% of the shares of Common Stock of the reorganized Parent as of the Effective Date. Consequently, a change in control occurred on the Effective Date, with control of the Parent being transferred from the holders of the Parent's old common and preferred stock outstanding prior to the Effective Date to the former holders of the Parent's Senior Subordinated Notes.

         10 3/8% Senior Note Claims. The Parent's $56.5 million principal amount of 10 3/8% Senior Notes due June 1, 2002 (the "Senior Notes") were reinstated at par value, with accrued interest and a two percent consent fee paid in the form of additional Senior Notes which in total aggregated approximately $79 million of such Senior Notes. The Parent's $8.0 million principal amount of 11 5/8% Notes due August 1, 2002 (the "11 5/8% Notes") were converted into Senior Notes together with accrued interest which totaled $3.9 million as of the assumed July 31, 2002 payment date and a conversion fee of approximately $0.7 million. Consequently, the former holders of the 11 5/8% Notes immediately prior to the consummation of the Plan on the Effective Date received an aggregate amount of approximately $12.6 million principal amount of Senior Notes, bringing the total amount of Senior Notes outstanding as of the Effective Date to $91.6 million. The maturity date for the Senior Notes was extended through January 31, 2005, and a number of modifications were made to the indenture governing the Senior Notes. Subsequent interest payments on the Senior Notes, which occurred semi-annually on December 1, 2002, June 1, 2003 and December 1, 2003, have been paid in kind at the Parent's option in accordance with its rights under the indenture. At December 31, 2003 and 2002, the total reinstated amount of Senior Notes, inclusive of paid in kind interest and fees, totaled $100.0 million and $95.5 million, respectively. In light of the Parent's current financial position, it is highly unlikely that the Parent will be able to pay the principal amount due under the Senior Notes upon maturity on January 31, 2005, and the failure to do so (or to obtain adequate replacement financing or obtain an extension or other agreement with the holders thereof) will require the Company to undergo a further restructuring, bankruptcy or partial or total liquidation or sale of the Company. Any of these events will substantially reduce, or perhaps even eliminate, any value associated with Parent's equity and other securities, including its Common Stock.

         Convertible Subordinated Noteholders. Holders of the Parent's Convertible Subordinated Notes due August 2, 2002 and November 25, 2002, who in the aggregate were owed $3.7 million by the Parent, received 221,573 shares of Common Stock in full satisfaction, settlement, release and discharge of and in exchange for their claims. This represents approximately 1.9% of the initial shares of Common Stock subject to dilution.

         General Unsecured Claims. Under the Plan, all General Unsecured Creditors were unimpaired. As a result, each holder of a General Unsecured Claim retained the full value for its claim, most of which were paid by the Parent in the fully allowed amount or in such other amount and upon such terms as the Parent and any such holder agreed. Other claims remain unpaid as of this date and have been adequately reserved on the Parent's balance sheet. The estimated total face amount of such claims was approximately $7.6 million.

         Equity Claims and Interests. All pre-petition equity holders shared in a Common Stock Equity Reserve (the "Equity Reserve"). The Equity Reserve contained 915,396 shares of Common Stock in the Successor Company, representing approximately 7.7% of the Common Stock, subject to dilution. In addition, the Equity Reserve held 622,481 warrants, representing the right to purchase approximately 5% of the Common Stock, subject to dilution.

         The warrants consist of Series 1 Warrants ("Series 1 Warrants") and Series 2 Warrants ("Series 2 Warrants"), with 311,241 Series 1 Warrants representing the right to purchase 311,241 aggregate shares of Common Stock at an exercise price of $10 per share, and 311,240 Series 2 Warrants representing the right to purchase 311,240 aggregate shares of Common Stock at an exercise price of $12.50 per share.

         The Equity Reserve was distributed to the holders of old preferred stock and common stock and various securities claimants on various dates of distribution following consummation of the Plan pursuant to the allocations discussed below.

         Pre-petition Preferred Stock and Common Stock Interests - Primary share distribution. Holders of 2,404,845 shares of preferred stock and 23,486,135 shares of common stock outstanding prior to the Effective Date (exclusive of 1,603,095 shares of former common stock owned by the old Parent's former Chairman) received their pro-rata share of 60% of the 915,396 shares of Common Stock in the Equity Reserve. This resulted in 549,238 shares of Common Stock allocated to these holders on a pro-rata basis with 51,015 shares of Common Stock issued to the holders of former preferred stock and 498,223 shares of Common Stock issued to the holders of former common stock.

         Warrant Distribution. The holders of old preferred stock and old common stock outstanding prior to the Effective Date also received on a pro-rata basis 60% of the 311,241 Series 1 Warrants and 60% of the 311,240 Series 2 Warrants in the Equity Reserve. This resulted in 186,745 Series 1 Warrants and 186,744 Series 2 Warrants allocated to these holders on a pro-rata basis as follows:
17,346 Series 1 Warrants and 17,345 Series 2 Warrants were issued to the holders of former preferred stock and 169,399 Series 1 Warrants and 169,399 Series 2 Warrants were issued to the holders of former common stock.

         Equity Options Distribution. In addition to the participation of the former holders of former preferred stock and common stock in the Equity Reserve, these holders also received on a pro-rata basis 177,061 Equity Options, each representing the right to purchase one share of Common Stock. Fifty percent of the Equity Options are exercisable when the Common Stock trades at an average of $5.00 per share over twenty consecutive trading days, and the remaining fifty percent is exercisable when the Common Stock trades at an average price of $7.50 per share over twenty consecutive trading days. These options, if exercised, will allow the holders to purchase up to 1.28% of the outstanding shares of Common Stock on a fully-diluted basis. The former holders of preferred stock received 16,446 Equity Options and the former holders of common stock received 160,615 Equity Options.

         Securities Claims. The remaining 40% of the Common Stock and Warrants in the Equity Reserve were issued in settlement of pre-petition securities claims. This resulted in a transfer of 366,158 shares of Common Stock, 124,496 Series 1 Warrants and 124,496 Series 2 Warrants.

         Unsurrendered Old Preferred Stock Claims. Holders of unsurrendered preferred stock outstanding prior to the Effective Date, who in the aggregate had a claim of approximately $0.4 million, received 43,245 shares of Common Stock in full satisfaction, settlement, release and discharge of and in exchange for their claim, representing approximately 0.4% of the shares of Common Stock issued on the Effective Date, subject to dilution.

FRESH START ACCOUNTING

         In accordance with the AICPA Statement of Position ("SOP") 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, the Company adopted fresh start reporting ("Fresh Start") as of September 30, 2002. The Company recorded the effects of the Plan and Fresh Start as of October 1, 2002 which was the Effective Date of the Plan. Under Fresh Start, a new reporting entity (the "Successor Company" or the "Reorganized Company") is deemed to be created as a result of a change in control of ownership. SOP 90-7 requires, among other things, that the Company's recorded amounts of assets and liabilities be adjusted to reflect their reorganization value ("Reorganization Value"), which is defined as the fair value at the Effective Date, in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations" and Staff Accounting Bulletin No. 54. The reorganized values were accordingly recorded on the books and records of the subsidiary companies. Any portion of the Reorganized Company's assets not attributed to specific tangible or identified intangible assets of the Reorganized Company were identified as Reorganization Value in excess of amounts allocable to identified assets and has been classified as goodwill ("Goodwill"). This Goodwill is periodically reviewed and measured for impairment on an annual basis in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Goodwill of the Company was $72.1 million and $99.6 million at December 31, 2003 and December 31, 2002, respectively. The change in Goodwill between periods was due to a remeasurement of the value of the Company's subsidiaries based on the Parent's review of projected cash flows and valuation multiples based on prevailing market conditions which resulted in an impairment of approximately $42.6 million partly offset by a foreign currency translation gain of approximately $15.1 million, in accordance with SFAS No. 52.

         The Effective Date was October 1, 2002 and, as a result, Fresh Start was adopted on September 30, 2002. In addition to restating assets and liabilities at their Reorganization Value, the Predecessor Company's accumulated deficit, including accumulated foreign currency translation adjustments totaling $289.6 million, was eliminated and the capital structure was recast in conformity with the Plan. The adjustments to eliminate this accumulated deficit consisted of a $91.4 million extraordinary gain on the forgiveness of debt of which $91 million was converted into Common Stock and $0.4 million represented discounts negotiated with various unsecured creditors, and a $223.2 million Fresh Start gain with a corresponding $23.2 million charge related to ABNB's minority interest holder's share of the valuation based upon the reorganization value of the Successor Company. These gains were partly offset by a $1.8 million extraordinary loss resulting from the reinstatement of the Senior Notes and the exchange of the 11 5/8% Notes for Senior Secured Notes inclusive of all accrued interest and consent premiums which were paid or accrued in kind.

         As a result of the Company's adoption of Fresh Start, reporting for the Reorganized Company for the year ended December 31, 2002 reflects the financial results of operations and cash flows of the Successor Company for the three month period ended December 31, 2002 and those of the pre-reorganization Company (the "Predecessor Company") for the nine month period ended September 30, 2002. As a result of the application of Fresh Start, the complete financial statements for the periods after reorganization are not comparable to the financial statements for the periods prior to reorganization.

Primary Purposes of the Plan of Reorganization

         The primary purposes of the Plan were to reduce the Parent's debt service requirements and overall level of indebtedness, to realign its capital structure and to provide it with greater liquidity to operate its business.

         WHILE THE PLAN MATERIALLY IMPROVED THE PARENT'S INDEBTEDNESS, CAPITAL STRUCTURE AND LIQUIDITY, MANY OF THE SAME RISKS THAT RESULTED IN THE PARENT'S INABILITY TO MEET ITS INTEREST PAYMENTS PRIOR TO FILING CHAPTER 11 REMAIN TODAY, INCLUDING FOREIGN CURRENCY RISK, ECONOMIC RECESSION AND POLITICAL INSTABILITY IN CERTAIN REGIONS SERVED BY THE PARENT'S SUBSIDIARIES, AN ACCELERATED DECREASE IN HIGH MARGIN PRODUCTS RESULTING IN SIGNIFICANTLY LOWER OPERATING INCOME LEVELS, AND A HIGH LEVEL OF SENIOR NOTE INDEBTEDNESS. THE PARENT BELIEVES THAT, IN THE NEAR TERM, IT CAN CONTINUE TO OPERATE AS A GOING CONCERN AND GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS TO MEET ITS OBLIGATIONS ON A TIMELY BASIS. HOWEVER, ABSENT A SIGNIFICANT INCREASE IN AVAILABLE FREE CASH FLOW FROM OPERATIONS, IT IS THE PARENT'S INTENTION DURING THIS TIME TO CONTINUE TO PAY ITS SEMI-ANNUAL INTEREST PAYMENTS ON THE SENIOR NOTES IN KIND IN LIEU OF CASH INTEREST, AS PERMITTED BY ITS REVISED INDENTURE.

         MOREOVER, NO ASSURANCE CAN BE MADE THAT THE COMPANY WILL HAVE SUFFICIENT LIQUIDITY ON AN OVERALL BASIS TO MEET ITS FUTURE OPERATING NEEDS, AND THERE IS A SIGNIFICANT LIKELIHOOD THAT, BASED UPON THE CURRENT AND ANTICIPATED FUTURE CASH FLOWS GENERATED FROM OPERATIONS, THE PARENT WILL NOT BE ABLE TO REPAY ITS SENIOR NOTES UPON THE JANUARY 31, 2005 MATURITY DATE. THIS FACTOR, COMBINED WITH THE COMPANY'S LIMITED ACCESS TO CAPITAL AND FINANCIAL MARKETS TO REFINANCE THE SENIOR NOTES, IS HIGHLY LIKELY TO REQUIRE A FURTHER RESTRUCTURING, BANKRUPTCY OR PARTIAL OR TOTAL LIQUIDATION OR SALE OF THE COMPANY ON OR BEFORE JANUARY 31, 2005. FOR A FURTHER DISCUSSION OF THESE RISKS, PLEASE SEE ITEM 7, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," ITEM 7A, "QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK," AND THE INDEPENDENT AUDITORS' REPORT WITH RESPECT TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS FILED HEREWITH.

RISK FACTORS

         THE FOLLOWING SECTION HIGHLIGHTS SOME, BUT NOT ALL OF THE RISKS RELATING TO THE COMPANY, ITS BUSINESS AND THE COMMON STOCK. THIS INFORMATION SHOULD BE CAREFULLY CONSIDERED AND EVALUATED BY ALL CURRENT AND PROSPECTIVE HOLDERS OF THE PARENT'S SECURITIES IN CONJUNCTION WITH RISKS DESCRIBED UNDER
ITEM 7A, "QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK" AND THE OTHER INFORMATION CONTAINED IN THIS FORM 10-K.

The price of the Company's Common Stock may experience volatility.

         The trading price of the Company's Common Stock could be subject to wide fluctuations in response to variations in the Company's quarterly operating results, changes in earnings estimates by analysts, the failure of the Company to meet analysts' quarterly earnings estimates, conditions in the industry, conditions in foreign markets in which subsidiaries operate and the outlook for the industry as a whole or general market or economic conditions. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could have a material adverse effect on the market price for the Company's securities.

The Company has significant indebtedness.

         The Company has significant indebtedness which continues to accrue interest on a pay in kind basis. There is a significant likelihood that, based upon the current and anticipated future cash flows generated from operations, the Company will not be able to repay its Senior Notes upon the January 31, 2005 maturity date. The Company cannot assure investors that it will be successful in developing and maintaining a level of cash flow from operations sufficient to permit it to pay the principal of, and interest on, its indebtedness. If the Company is unable to generate sufficient cash flow from operations to service its indebtedness, it may have to modify its growth plans, restructure or refinance its indebtedness or seek additional capital. The Company cannot assure investors that any of these strategies could be effected on satisfactory terms, if at all, in light of its high leverage, or that any such strategy would yield sufficient proceeds to service its indebtedness. The Company's high level of indebtedness imposes substantial risks to holders of its securities, including the following:

         - the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

         - a substantial portion of the Company's cash flow from operations must be dedicated to service its indebtedness and will not be available for capital expenditures and other purposes in furtherance of its strategic growth objectives, and its failure to generate sufficient cash flow to service this indebtedness could result in a default under this indebtedness;

         - the Company is more highly leveraged than many of its competitors which may place it at a competitive disadvantage;

         - the Company's high degree of leverage could make it more vulnerable to adverse changes in its business and general economic conditions;

         - the Company's ability to satisfy its obligations under its indebtedness will be dependent upon risks, uncertainties and contingencies affecting its business and operations, many of which are beyond the Company's control, such as general economic conditions, the entry of new competitors in its markets and the introduction of new technology; and

         - if the Parent or LM is unable to repay indebtedness when due, the defaulting entity may be required to undergo a further restructuring, bankruptcy or partial or total liquidation or sale, which could materially, adversely affect the value of the Common Stock and other securities of the Company.

The Company's industry is highly competitive.

         Competition in the Company's markets is based upon price, service, quality, reliability and the ability to offer a broad range of secure transaction products and services. Certain of the Company's product lines have high costs of entry into these markets. Conversely, the cost to enter certain markets is much lower and in such markets, the Company faces many more diverse competitors who possess equal or greater technology infrastructures. In addition, certain of the Company's global competitors have greater financial resources than does the Company.

         Each of the Company's domestic and foreign operations conducts its business in highly-competitive markets. With respect to certain of its products, the Company competes with other non-secure commercial printers. Strong competitive pricing pressures exist, particularly with respect to products where customers seek to obtain volume discounts and economies of scale. The consolidation of certain financial and banking customers within certain of the Company's markets, particularly in Brazil, Australia and France, has created greater competitive pricing pressures and opportunities for increased volume solicitation. In addition, there are several smaller local competitors in Brazil who have manufacturing and service capabilities in certain transaction cards and systems (including driver's license programs) and have therefore created additional competitive pricing pressures. Also, many of the Company's larger competitors, particularly in Europe, have significant excess capacity and have therefore created an environment of significant competitive pricing pressures. Alternative goods or services, such as those involving electronic commerce, could replace printed documents and thereby also affect demand for the Company's products.

The Company needs to keep pace with rapid industry and technological change.

         The Company's future financial performance will depend, in part, upon the ability to anticipate and adapt to rapid regulatory and technological changes occurring in the industry and upon the ability to offer, on a timely basis, services that meet evolving industry standards. The Company cannot assure investors that it will be able to adapt to such technological changes or offer these services on a timely basis or establish or maintain a competitive position. The industry is changing rapidly due to, among other things, technological improvements and the globalization of the world's economies and free trade. In addition, the industry is in a period of rapid technological evolution. The Company is unable to predict which of the many possible future product and service offerings will be important to establish and maintain competitive position or what expenditures will be required to develop and provide these products and services. The Company cannot assure investors that one or more of these factors will not vary unpredictably, which could have a material adverse effect on the Company. In addition, the Company cannot assure investors, even if these factors turn out as it anticipates, that the Company will be able to implement its strategy or that the strategy will be successful in this rapidly evolving market.

Departure of key personnel could harm the Company's business.

         The Company will be managed by a small number of key executive officers and operating personnel. The loss of key personnel could have a material adverse effect on the Company's business. Further, the Company believes that its future success will depend in large part on its continued ability to attract and retain skilled and qualified personnel with experience in its industry. These employees are in great demand and are often subject to competing offers of employment.

Because segments of the Company's operations are based in countries outside the United States, its business is subject to risks relating to economic and political uncertainty, including inflation and foreign taxes.

         The Company is subject to economic, political or social instability or other developments not typical of investments made in the United States. These events could adversely affect the Company's financial condition and results of operations. During the past several years, countries in Latin America in which the Company operates have been characterized by varying degrees of inflation, uneven growth rates and political uncertainty. The Company currently does not have political risk insurance in the countries in which it conducts business. While the Company carefully considers these risks when evaluating investment opportunities and seeks to mitigate these and other risks by diversifying its operations, the Company may be materially adversely affected as a result of these risks.

         The Company's operations depend upon the economies of the markets in which it operates. These markets include countries with economies in various stages of development or structural reform, some of which are subject to rapid fluctuations in terms of consumer prices, employment levels, gross domestic product and interest and foreign exchange rates. The Company is subject to fluctuations in the local economies in which it operates. To the extent such fluctuations occur, the growth of the Company's services in these markets could be impacted negatively.

         Certain of the Company's markets are in countries in which the rate of inflation is significantly higher than that of the United States. The Company cannot make assurances that any significant increase in the rate of inflation in these countries could be offset, in whole or in part, by corresponding price increases by the Company, even over the long-term. Distributions of earnings and other payments, including interest, received from the Company's subsidiaries may be subject to withholding taxes imposed by the jurisdictions in which such entities are formed or operating, which will reduce the amount of after-tax cash the Parent can receive from these entities. In general, a United States corporation may claim a foreign tax credit against its federal income tax expense for such foreign withholding taxes and for foreign income taxes paid directly by foreign corporate entities in which it owns 10% or more of the voting stock. The Company may also be required to include in its income for United States federal income tax purposes its proportionate share of certain earnings of those foreign corporate subsidiaries that are classified as "controlled foreign corporations" without regard to whether distributions have been actually received from the Company's subsidiaries.

Strong labor unions in foreign markets may increase the Company's expenses.

         In many countries in which the Company operates, labor unions are considered to be strong and influential. Accordingly, the Company may encounter strikes or other types of conflicts with labor unions or personnel in its markets, which could adversely affect the Company.

         In each of the markets that it serves, the Company is a leading regional provider of secure transaction solutions, documents and systems for financial institutions, governments and corporations. The Company's regional operations are based in the United States, Brazil, Australia, New Zealand, France and Argentina. The Company's Brazilian and Australian subsidiaries hold a significant market position in virtually every material product line offered in their respective home markets.

         Through its subsidiaries, the Company designs solutions and manufactures products that incorporate anti-fraud and counterfeit resistant facilities, processes and technologies, including stored-value (imbedded circuit) and prepaid telephone, magnetic-stripe, memory and microprocessor-based transaction cards ("smart cards"), licenses, identification and issuance systems, bank and other checks, stock and bond certificates and a wide variety of electronically or digitally produced personalized documents. Through strategic alliances and joint ventures funded through operating cash flow, as well as a program to realign and refine its manufacturing operations, the Company continues to look for ways to improve its financial performance and expand its technological base and product lines. There can be no assurance that the Company can continue to pursue these activities, particularly in light of the continued volatility of foreign currency (most notably the Brazilian Real), the significant contraction of business activities at ABN, (which have resulted in operating losses and restructuring changes generated by that subsidiary in
2003), competitive card pricing pressures, (which in many instances have created a low price commodity environment) and, to a lesser extent, the Argentine exchange rate and political environment (as more fully discussed herein).

         During the past several years, the Company has undergone several major restructurings of its operations and has made strategic decisions to: (i) restructure, consolidate and reduce its manufacturing costs, (ii) diversify and expand its products and services in the major geographic regions where it conducts business, (iii) package complete "end-to-end" transaction, printing fulfillment and distribution solutions, products and services to retain and grow market share and (iv) create strategic joint ventures and alliances with partners who provide strong technology and/or value added products that are complementary to its business. These restructurings and strategic decisions were directed at reducing the Company's reliance on maturing product lines that have been declining, in favor of new products and services with growth potential, albeit at significantly lower gross margins.

         The Company operates and manages its business based on geographic location. Each of its operating subsidiaries has a local management team that manages and makes daily business decisions in relation to their respective operations. The Company's corporate management provides general oversight of local management, supplies strategic focus and direction, establishes and oversees global and regional business strategies and corporate policies, and works with local management on potential acquisitions, divestitures, joint ventures, capital planning and financing opportunities. The Company's corporate and local management work closely together to refine the Company's operations, while at the same time pursuing new products and growth opportunities.

         The Company has significant operations in Brazil, Australia, Argentina and France. On a consolidated basis, these operations have historically experienced significant foreign exchange rate fluctuations against the US Dollar. Significant foreign exchange rate fluctuations occurred in 2003, 2002 and 2001.

         Although over the last twelve months, the Real and the Argentine Peso have each improved overall in relation to the US Dollar, the Company nevertheless experienced an average devaluation in each of these currencies against the US Dollar of approximately 5% and 1%, respectively, when compared to the prior year. The Australian and Euro currencies both experienced an average appreciation of approximately 20% during this same period resulting from an overall weakening of the US Dollar compared to such currencies.

         Historically, and to date, the Brazilian Real has experienced tremendous volatility against the US Dollar. The average exchange rate for the twelve months ended December 31, 2003 was R$3.08 to the US Dollar. As of March 17, 2004, the Real had strengthened to R$2.90 to the US Dollar. Despite its continued improvement in 2004 and 2003, the Real still continues to experience exchange rate volatility, as the average exchange rate devaluation for the twelve months ended December 31, 2003 was 5%, against the US Dollar when compared to the prior year. The Real ended 2003 at R$2.89 to the US Dollar, an improvement of approximately 22% from its rate at the beginning of that year (R$3.53). However, in 2002, the Real devalued to its lowest level by over 41% against the US Dollar as of October 22, 2002 (R$3.96), when compared to the beginning of 2002 (R$2.35). Given its historic volatility there is no guarantee that the Real will either improve or stabilize at any certain level against the US Dollar.

         ABNB is the Company's largest subsidiary, historically contributing on an annual basis, approximately half of the revenues, operating profit and cash flow of the consolidated group. Despite the recent strengthening of the Real, the currency's devaluation over the past two years has severely impacted ABNB's cash flow in US Dollar terms, and has therefore threatened its ability to pay dividends to the Parent at the same levels as in the past. Based on current estimates, it is anticipated that dividends from ABNB (along with those of other subsidiaries) will be sufficient to fund the Parent's operating expenses in the foreseeable future. There can be no assurance, however, that further devaluation of the Real or other business developments will not lead to a contrary result.

         In an effort to end its lengthy recession, in January 2002 Argentina abandoned its Peso-Dollar currency peg system. Initially the Peso was reset at an official rate of US $1 = AR $1.40. In February 2002, the official rate was abandoned and the currency was allowed to float freely on currency markets. At March 17, 2004, the quoted exchange rate for the Peso on freely trading markets was approximately US$1 = AR$2.91.

         The severe and ongoing economic and political instability in Argentina continues to negatively impact the carrying value of Transtex. However, despite these issues, Transtex has generated positive operating income and cash flow for the twelve months ended December 31, 2003. Throughout 2002, the Argentine government imposed a moratorium on dividend repatriations outside the country. The government has since lifted this ban and, as a result, the Parent was able to receive a dividend of approximately $0.5 million from Transtex in 2003. Despite the lifting of this ban, there can be no assurance that the ability to repatriate dividends freely from Argentina will continue on a consistent basis or that Transtex will continue to generate positive cash flow.

         As a result of the devaluation of the Argentine Peso, effective January 1, 2002, the Company's financial statements include the impact of foreign currency translation on Transtex in accordance with FASB Statement No. 52, "Foreign Currency Translation." The Argentine Peso was therefore adopted as the functional currency for translation purposes. As is the case with the Parent's other foreign subsidiaries, the balance sheet accounts of Transtex have been translated using the exchange rates in effect at the balance sheet date, and the income statement amounts have been translated using the average exchange rate for the twelve months ended December 31, 2003 and 2002 (both Successor and Predecessor Companies), as applicable.

         Despite the Real's recent strengthening, the continued devaluation to date and the long-term threat of currency devaluation in Brazil and elsewhere, (along with the weakness of certain product lines at ABN, and the diminished value of LM) will severely impact the Company's ability to repay its Senior Notes due January 31, 2005. See "Liquidity and Capital Resources" for further information.

         In addition to the above and the risks described under Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," the Company is subject to numerous risks in connection with doing business in its foreign countries, including the risk that the Company will be subject to future government imposed restrictions in these countries including, but not limited to, new laws or prohibitions on the repatriation of dividends and government action or intervention resulting in the nationalization or expropriation of the Company's assets.

FINANCIAL INFORMATION ABOUT SEGMENTS

         The Company has five reportable segments: (1) United States, (2) Brazil, (3) Australia, (4) France and (5) Argentina. The Australian segment also has operations throughout New Zealand and in Taiwan. The Argentine segment has operations in Chile and a representative office in Peru and also services several other South American markets. The French company has a controlling interest in a joint venture in Morocco. The Company evaluates performance and allocates resources based on operating results of the reportable segments. There are no material intersegment sales or transfers between reportable segments. Each of these segments supplies products to their customers within one or more of the following three main product lines: (1) Transaction Cards and Systems,
(2) Printing Services and Document Management and (3) Security Printing Solutions. For further information on the Company's reportable segments, as well as the accounting policies for these segments, see Note Q of Notes to Consolidated Financial Statements included herein.

United States

         A provider of secure documents and transaction services of value, ABN operates principally within the Company's Security Printing Solutions product line. ABN offers a full range of security printing solutions to a wide array of government, corporate and commercial accounts. In addition to secure base printing, ABN offers its customers a wide variety of core competencies, including but not limited to secure storage, direct fulfillment, distribution, personalization, accountability, and inventory and database management. ABN and its predecessors have printed security documents for over 200 years.

         ABN principally sells its products in the US markets, but from time to time sells into foreign markets, particularly in parts of Latin America, Eastern Europe and certain developing countries. US export sales in 2003, 2002 and 2001 were approximately $0.8 million, $0.7 million and $1.1 million, respectively, or approximately 3%, 2% and 3%, respectively, of ABN's total sales.

         Over the past several years, ABN has restructured and streamlined its operations in an attempt to exit negative margin product lines and to reduce its cost structure to a level more appropriate to its remaining business. However, over the past three years, ABN experienced a significant decline in demand for its mature high margin product lines (particularly food coupons and stock and bond certificates) and has been unable, thus far, to find a sufficient number of opportunities in lower margin product lines to fully offset the significant decline. Sales of stock and bond certificates were approximately 33% lower in 2003 versus 2002 ($7.0 million compared with $10.5 million) and 20% lower in 2002 versus 2001 ($10.5 million compared with $12.5 million), with a reduction in gross margins of approximately 35% (approximately $5.2 million versus $8.0 million) and 16% (approximately $8 million versus $9.5 million), respectively. The Company believes the decline in this product line may continue in 2004 due to market and other external factors as more fully discussed in "Security Printing Solutions."

         One of the Company's other significant concerns has been the elimination in food coupon volumes at ABN, resulting from the replacement by the USDA of printed food coupons with electronic card-based food coupon benefits. In the third quarter of 2002, ABN was verbally notified by the USDA that it did not anticipate the need to place any further purchase orders for the production of food coupons for the remainder of the term of its requirements contract with ABN. As a result of the USDA's notification, in the third quarter of 2002 ABN took a restructuring charge of $0.2 million, which represents the write-down of the carrying value of certain equipment specifically dedicated to this contract.

         In the third quarter of 2003, the USDA gave ABN final notification and delivery instructions for the remaining food coupons held in secure storage by ABN pursuant to its distribution contract with the USDA which expired on September 30, 2003. ABN fully performed and completed the remaining two months of service pursuant to the terms of this contract, and in the normal course billed the USDA approximately $1.5 million in accordance with the contract. ABN formally requested in writing that it be paid in full pursuant to the terms of the contract and the USDA formally denied approximately $1.4 million of ABN's claim. ABN believes it has fully complied with all terms under such contract. However, pursuant to the revenue recognition rules under Statement of Accounting Bulletin ("SAB") 101, the Company has not as of this date recognized any of the revenue on these services as a result of the USDA's rejection of ABN's claim. On March 19, 2004 ABN filed a complaint before the USDA Board of Contract Appeals, seeking a judgment in the amount of $1.5 million plus interest thereon.

         Furthermore, the failure by ABN to fully recover its final invoicings from the USDA under its distribution contract has and will continue to have a direct and significant effect on the cash flow of ABN as well as the level of dividends that will be available to the Parent.

         Food coupon sales in 2003 to the USDA, which only reflected distribution revenue, was approximately $0.8 million. Sales and gross margins (both print and distribution) for 2002 were $7.1 million and $4.0 million, respectively, which represented a significant part of ABN's gross margins (approximately 22%) for the twelve months ended December 31, 2002 (Predecessor and Successor Company combined). The reduction in operating margins from food coupon sales has and will continue to have a direct and significant effect on the cash flow of ABN and the level of dividends that will be available to the Parent. Although, based on current estimates, it is anticipated that dividends from ABN (along with those of ABNB) will be sufficient to fund the Parent's operating expense in the foreseeable future, no assurance can be made that further loss of business at ABN, devaluation of the Real or other business developments will not lead to a contrary result. Furthermore, these issues could severely impact the Company's ability to repay its Senior Notes due January 31, 2005. Please refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Liquidity and Capital Resources" for further information.

         In the first quarter of 2003, in light of the significant contraction in stock and bond and food coupon volume reductions, ABN consolidated its Philadelphia operations into its Tennessee operation, thereby placing all of ABN's manufacturing operations within a single location, resulting in the termination of approximately 50 employees. Accordingly, ABN recorded a one-time restructuring charge of $0.9 million related primarily to employee terminations. In addition, one-time costs related to plant wind down and equipment relocation were approximately $1.0 million and $0.1 million, respectively and were funded through internal cash flow and expensed as incurred and have been included in cost of goods sold in accordance with SFAS 146. The total costs resulting from this restructuring were recovered within one year from its execution. Additionally, in the third quarter of 2003, ABN consolidated its two secure satellite storage and distribution facilities into a single facility. In January 2004, ABN sold its Philadelphia plant for approximately $0.8 million and will record a gain of approximately $0.4 million in the first quarter of 2004. Also, in January 2004, ABN sold currency equipment that was impaired in prior years for approximately $0.5 million, with a corresponding gain in the same amount.

         Based upon a comparison of the results of operations for the twelve months of 2003 versus 2002, 2002 versus 2001 and 2001 versus 2000, operating income at ABN in 2003, 2002 and 2001, (as adjusted for goodwill, fresh start and other asset impairments) declined by approximately $6.5 million, $2.3 million and $3.3 million, respectively. As stated above, these lower levels of operating income have and will continue to have a negative effect on ABN's ability to upstream dividends to the Parent. In addition, cash flow at ABN is further impacted by payments made under various non-performing equipment and facility lease obligations that are fully reserved on its balance sheet as part of the various restructuring programs implemented. The Company estimates that payments under these obligations will be approximately $0.5 million in 2004.

         In October 2003, ABN entered into a settlement agreement on its lease with the landlord of its idle Chicago facility. Pursuant to the terms of the settlement, ABN and the landlord agreed to terminate the lease scheduled to expire in December 2009 in exchange for the following consideration from ABN:
(i) ABN agreed to pay rent through December 31, 2003, (ii) ABN relinquished its security deposit in the amount of $0.2 million, (iii) ABN assigned to the landlord an early termination payment of $0.4 million owed by a sublessee of the facility, and (iv) ABN agreed to use reasonable commercial efforts to assure that the sublessee complies with its existing legal obligations. As a result of the settlement, ABN remeasured its obligation under the lease and in the third quarter of 2003 recorded a recovery of a previous impairment provision of approximately $1.1 million that was established in the fourth quarter of 2002 based upon the difference between the present value of annual lease payments to the landlord net of the estimated sublease income. This recovery is reflected as part of the net overall annual impairment charge of the Company's Goodwill on the income statement line "Goodwill and Asset Impairment."

         Brazil

         In 1993, the Company acquired ABNB, currently the largest private-sector security printer and manufacturer of transaction cards in Brazil. ABNB is also one of the main providers of stored-value telephone cards to telephone companies in Brazil. ABNB provides a wide variety of document management systems and solutions, and related services, to many of the largest corporate, financial and government institutions in Brazil. Over 95% of ABNB's sales are in Brazil. The Company owns 77.5% of ABNB, with the balance owned by a subsidiary of the Bradesco Group, Brazil's largest privately owned commercial bank.

         ABNB is the Company's largest subsidiary, contributing approximately half of the revenues, operating profit and cash flow of the consolidated group. Currency devaluation has severely impacted ABNB's cash flow in US Dollar terms, and has therefore threatened its ability to send dividends to the Parent at the same level as in the past. Although, based on current estimates, it is anticipated that dividends from ABNB (along with those of its other subsidiaries) will be sufficient to fund the Parent's operating expenses in the foreseeable future, no assurance can be made that further devaluation of the Real or other business developments will not lead to a contrary result.

         In December 2001, ABNB agreed to an incentive bonus arrangement with Sidney Levy, President of ABNB, which would entitle Mr. Levy to a cash bonus based upon a success formula in the event that the Parent sells ABNB while Mr. Levy is employed by ABNB.

         In July 2002, ABNB filed a tax claim with the Brazil federal government to utilize approximately $3.5 million in certain value added tax credits not previously claimed. ABNB was permitted to carry forward these credits and fully utilize them in 2002 against Brazilian federal taxes. In the third quarter of 2002 and fourth quarter of 2002, ABNB utilized approximately $2.0 million and $1.5 million, respectively, of these credits. These credits were reflected as a recovery against cost of goods sold and resulted in an increase of $3.5 million to pre-tax operating income and cash flow in 2002.

         In January 2004 the Brazilian government enacted a new sales tax structure called the COFINS which will result in increased taxation. ABNB has taken all steps necessary in order to mitigate the effect of this tax on the 2004 operating income.

         Australia

         In 1996 the Company acquired LM, Australia and New Zealand's oldest, largest and only fully integrated provider of secure document and transaction card solutions.

         In June 2001, the Company granted to LM's Managing Director options to purchase a 5% equity interest in LM, to vest over a period of 27 months, at an aggregate exercise price of $10. The Company engaged in this transaction as a part of a management incentive plan to retain the services of LM's Managing Director into the future, and as a restructuring of a prior service agreement to reduce aggregate cash compensation. It is anticipated that the Parent will exit as controlling shareholder of LM in 2004, and, if that occurs, this option will be exchanged for new equity (See "Proposed 2004 LM Restructuring" below).

         In an attempt to become more efficient, LM has undergone several restructurings of its business over the past several years. This resulted in the closure of several card personalization sites across Australia and New Zealand and the consolidation of its existing plants. In the first quarter of 2002, LM announced a restructuring program for the purpose of consolidating its check manufacturing operations. As a result, approximately 80 employees were terminated at one of its manufacturing facilities. This resulted in a total restructuring charge of $1.9 million of which $1.4 million was paid in the first quarter of 2002, $0.3 million in the second quarter of 2002 and $0.1 million in the third and fourth quarter of 2002, respectively. The payback on costs incurred on the restructuring was achieved within approximately one year from date of execution.

         However, despite such restructurings, LM remains heavily leveraged and will require additional capital to sustain its business. Moreover, its bank debt is due in June 2004 and absent an agreement with the LM banking syndicate, (the "Banking Syndicate") there is a significant likelihood that LM will be unable to repay, refinance and/or restructure the $59.9 million debt obligation upon maturity (See "Proposed 2004 LM Restructuring" below).

         In the third quarter of 2002, the Parent's management evaluated the carrying value of Goodwill at LM in accordance with SFAS No. 142. In light of the Parent's concerns surrounding the potential restructuring, refinancing and/or re-capitalization of LM's bank debt along with the uncertainty surrounding additional internal and external capital funding required to grow significantly and/or further support the cost structure of LM's business, the Parent evaluated and wrote down the entire carrying value of LM's Goodwill of $25.2 million at September 30, 2002 to more appropriately reflect the Parent's estimation of LM's fair value in accordance with SFAS No. 142.

         LM's management continues to hold in abeyance certain short-term profit improvement programs requiring the use of capital, pending its ongoing discussions with LM's banking syndicate as to whether a further restructuring, refinancing and or re-capitalization of the LM bank debt in advance of the June 2004 loan maturity date can be accomplished. In April 2003, as a result of an agreement between the Company, LM and the Banking Syndicate to place LM up for sale, the Banking Syndicate consented to defer the June 2003 $1.2 million principal repayment to the June 24, 2004 final maturity date of the loan. In addition, in the second quarter of 2003, the Banking Syndicate agreed to suspend all financial covenant testing on a monthly basis during the sale period, which has been extended during the ongoing restructuring discussion between the Company and the Banking Syndicate. As a result, the total amount of the loan has been classified as current. (See "Liquidity and Capital Resources and "Ability to Service Debt" for further information).

         In the first quarter of 2004, the Company sold LM's New Zealand subsidiary to a local management group. As a result of the sale, LM will receive approximately $4.3 million in cash resulting in a pre-tax gain from such sale of approximately $ 3.5 million. The net proceeds from the sale will be utilized to pay down approximately $3.6 million of LM's bank debt and approximately $0.7 million will be used to fund working capital as mutually determined by the Company and the Banking Syndicate pursuant to the proposed restructuring plan discussed below.

PROPOSED 2004 LM RESTRUCTURING

         In the third quarter of 2003, the Banking Syndicate evaluated the public sale process conducted by LM's financial advisors. After reviewing all options, the Banking Syndicate elected not to sell LM but instead entered into negotiations with LM and the Parent, and subsequently verbally agreed (subject to final documentation) in principle to restructure LM's bank debt through a combination of debt forgiveness of approximately $45 million in exchange for a preferred and common equity swap, thereby leaving approximately $15 million of debt on LM's books. This transaction would give the Banking Syndicate an initial controlling equity stake in LM and would result in the Parent relinquishing control in exchange for approximately 11% of the preference stock and a potential future equity interest of approximately 40% once the restructured bank debt is fully amortized. The final terms and conditions are expected to be completed sometime during the second quarter of 2004. The exchange is expected to result in a non-cash gain to the Company to the extent of the net discharge of the Parent's equity deficit in LM which is approximately $53.9 million at December 31, 2003 and the value in its minority interest position based upon the fair value received in preference stock which is estimated to be approximately $2.1 million.

         The proforma effect of the LM restructuring on the Company's consolidated balance sheet, income statement and earnings per share as if the transaction occurred on December 31, 2003 would be as follows:

                                      Consolidated                              Consolidated
                                        with LM             LM               Proforma without LM
                                    December 31, 2003   Transaction           December 31, 2003
                                    -----------------   -----------           -----------------
PROFORMA BALANCE SHEET
Current assets                         $   66,764       $   (15,997)              $   50,767
  Property & Equipment, net                53,285            (8,657)                  44,628
  Other assets                             81,518              (170)                  81,348
                                       ----------       -----------               ----------
                                          201,567           (24,824)                 176,743

Current liabilities                        48,581           (20,434)                  28,147

Current portion of long-term debt          59,943           (59,914)                      29
                                       ----------       -----------               ----------
                                          108,524           (80,348)                  28,176

Long-term debt                            100,667                 -                  100,667

Other long-term liabilities                39,853              (428)                  39,425
                                       ----------       -----------               ----------
  Total liabilities                       249,044           (80,776)                 168,268

                                                             53,852
Stockholder's (deficit)                   (47,477)            2,100                    8,475
                                       ----------       -----------               ----------
                                       $  201,567      ($    24,824)              $  176,743
                                       ==========       ===========               ==========
PROFORMA INCOME
STATEMENT AND EARNINGS PER SHARE

Loss before taxes on income and
  minority interest                   ($   47,807)      $     4,026              ($   43,781)
Taxes on income                             4,249                 -                    4,249
                                       ----------       -----------               ----------
Loss before minority interest             (52,056)            4,026                  (48,030)
Minority interest                          (5,474)                -                   (5,474)
                                       ----------       -----------               ----------

  Net loss                            ($   46,582)      $     4,026              ($   42,556)
                                       ==========       ===========               ==========

Net loss per common share
  Basic and Diluted                   ($     3.96)      $      0.34              ($     3.62)
                                       ==========       ===========               ==========

         While agreements in principle between the Company, LM and the Banking Syndicate have resulted in satisfactory arrangements in the past, there is no certainty that the above process will be satisfactorily concluded. As of March 26, 2004, the parties remained disagreed on certain material aspects of the agreement. In the event that these discussions are not satisfactorily concluded, there is a possibility LM may not be able to continue as a going concern absent further accommodation from the Banking Syndicate. Moreover, LM's capital constraints have caused local management difficulty in upgrading computer and other systems that, in turn, continue to hamper LM management's ability to effectively and efficiently operate, evaluate, restructure and report the operation of the business. It is anticipated that the restructuring will provide the future liquidity necessary to upgrade and enhance the quality of LM's overall financial reporting environment. Under the terms of the LM Debt, dividends payable to the Parent are prohibited.

         France

         In March 1998, the Company acquired CPS, a secure card personalization facility. CPS operates within the Company's Transaction Cards and Systems product line. All sales are generated locally in France. CPS is one of the largest personalizers of prepaid telephone, bank and other financial cards.

         Through 2003, CPS had supplied prepaid phone cards under a supply agreement with a local telephone company which was completed in 2003. In 2003, the local telephone company requested a tender for a global supply agreement from qualified bidders. CPS was not one of the awarded bidders in this tender. Simultaneous with the phone company's decision, CPS determined to suspend its activities in prepaid phone cards, due to exceptionally low margins in that product line. While sales and gross margins on these phone cards are not material on a consolidated basis, they represent a significant component of the operating income of CPS. Sales and gross margins from prepaid phone cards were $4.0 million and $0.4 million in 2003, $2.6 million and $0.6 million in 2002 and $ 2.4 million and $0.6 million in 2001. During 2004, CPS will determine whether to resume its pursuit of phone card activities, and/or pursue other types of cards not previously sold by CPS.

         In April 2003, CPS entered into a joint venture with a local partner in Morocco to establish a card personalization bureau. CPS has a fifty percent controlling interest in the joint venture and is providing technical expertise with a small capital contribution. There were no significant operating activities from the joint venture in 2003.

         Argentina

         In April 1999, the Company acquired Transtex, Argentina's leading manufacturer of transaction cards including debit, credit, telephone and smart cards for a total cash purchase price of approximately $15.5 million. Transtex maintains a sales office in Chile, where the Company is also the leading supplier of secure transaction cards. It also maintains a representative office in Peru. Transtex operates within the Company's Transaction Card and Systems product line. Transtex principally sells its products within the three countries mentioned above but also services several other countries in South America.

PRODUCT LINES

         Through its subsidiaries, the Company serves its customers in the regions where it does business through three principal product lines:
Transaction Cards and Systems, Printing Services and Document Management, and Security Printing Solutions. The Company manages and oversees these product lines on a country-by-country basis.

         The following table presents the principal product line components of these sales for the twelve months ended December 31, 2003 (Successor Company) and December 31, 2002 (Successor and Predecessor Companies combined) and December 31, 2001 (Predecessor Company). The table also reflects the three months ended December 31, 2002 with respect to the Successor Company, and, with respect to the Predecessor Company, the nine months ended September 30, 2002. (Dollars in thousands):

                                              December 31, 2003           December 31, 2002               December 31, 2001
                                              Successor Company     Successor/Predecessor Companies      Predecessor Company
                                            Sales       Percentage          Sales            %          Sales        Percentage
                                            -----       ----------       ---------         -----      ---------      ----------
Transaction Cards and Systems             $  74,662        33.6%         $  64,079          31.7%     $  71,875         32.5%
Printing Services and Document Mgmt          59,501        26.7%            37,466          18.5%        37,422         16.9%
Security Printing Solutions                  88,462        39.7%           100,731          49.8%       111,667         50.6%
                                          ---------       -----          ---------         -----      ---------        -----
                                          $ 222,625       100.0%         $ 202,276         100.0%     $ 220,964        100.0%
                                          =========       =====          =========         =====      =========        =====

                                                 Three Months Ended           Nine Months Ended
                                                  December 31, 2002           September 30, 2002
                                                  Successor Company          Predecessor Company
                                                  Sales           %            Sales           %
                                                --------         ----       ---------         ----
Transaction Cards and Systems                   $ 15,113         31.2%      $  48,966         32.0%
Printing Services and Document Mgmt                9,657         20.0%         27,809         18.0%
Security Printing Solutions                       23,618         48.8%         77,113         50.0%
                                                --------          ---       ---------         ----
                                                $ 48,388        100.0%      $ 153,888        100.0%
                                                ========        =====       =========        =====

Transaction Cards and Systems

         The Company is a leading supplier of a wide range of transaction cards, products and systems in the Latin American and Australasia (Australian and New Zealand) markets. In France, CPS is one of the largest personalizers of bank and other financial cards. The Company continues to expand and improve its production and service capabilities to capitalize on the trend toward cashless financial transactions. These products primarily include: (i) stored-value and prepaid cards, (ii) transaction cards and personalization services, (iii) licenses and issuance systems and (iv) micro-chip imbedded "smart-card" applications.

         Stored-Value and Prepaid Cards. The Company is one of the main suppliers of stored-value and prepaid telephone cards in Latin America and France, and in Australia and New Zealand (through its joint venture arrangement). In Brazil, ABNB supplies stored-value telephone cards to many telephone companies as well as prepaid phone cards to many mobile telecom operators. In Argentina, the Company is a major supplier of prepaid phone cards to its respective local telephone carriers. In France the Company supplied prepaid phone cards under a supply agreement with a local telephone company which was completed in 2003. In 2003, the local telephone company requested a tender for a global supply agreement from qualified bidders. CPS was not one of the awarded bidders in this tender. The Company's Australian subsidiary, LM, is a supplier of prepaid phone cards to Australia's and New Zealand's national telephone company. The Company also provides stored-value cards as well as contact and contactless cards to various firms in the financial and transportation industries.

         Transaction Cards and Personalization Services. The Company is a leading producer and personalizer of magnetic-stripe transaction cards, including credit, debit, ATM, transportation, access and identification cards, supplying customers in Latin America, Australia, New Zealand and Taiwan. The Company supplies cards to financial institutions, including those issued for Visa(TM), MasterCard(TM) and American Express(TM), as well as cards for major corporations and other institutions. In France, CPS is a leading personalizer of debit cards for many of the major French banks.

         In Latin America, Australia and New Zealand, the Company is a leader in the manufacture and personalization of other magnetic stripe transaction cards, including loyalty (frequent buyer) and health insurance program cards.

         License and issuance systems. The Company handles large scale license contracts in a number of Brazilian and Australian states, including the production and personalization of driver and shooter licenses as well as various corporate identification programs. In Brazil, ABNB is a leading provider of issuance systems including management of motor vehicle departments for a number of states in Brazil.

         Smart card applications. The Company's subsidiaries in Brazil and Australia have formed separate but similar joint venture companies with Gemplus S.A., the world's leading systems designer and manufacturer of smart cards. A smart card is a transaction card with an imbedded micro-chip which allows for the storage of materially more data than the traditional magnetic stripe card in a highly secure manner. The two joint venture companies each manufacture, market and sell smart card systems and products in the Brazilian and Australian markets. The Company has a 50% ownership interest in each of these joint ventures. In France, CPS is a third-party personalizer of smart GSM phone cards, and in Argentina, Transtex has started to supply a small volume of smart cards.

Printing Services and Document Management

         The Company's Printing Services and Document Management business allows public and private sector institutions to outsource their printing, personalization and document processing operations. Utilizing advanced inventory control systems, e-commerce and web based solutions and "just-in-time" distribution capabilities, the Company helps businesses and governmental institutions effectively lower costs by supplying all of their printing, storage, processing, system and distribution needs.

         Electronic Printing Applications. The Company is a full service provider of electronic printing applications to a number of its corporate and government customers. Electronic printing applications encompass the secure data handling, electronic printing, personalization and mailing of documents for large-scale essential mail document cycles. This process involves the computerized printing of an array of variable data onto pre-printed base stock. Some of the primary applications are billing and fund collection systems, check and credit card statements, letter checks and invoices.

         In Brazil, Australia, and New Zealand, the Company provides electronic printing application services for institutions in the banking, insurance, utilities and telecommunication industries, as well as for a number of state and federal government agencies. In Australia the Company provides customers with efficient and cost effective mail aggregation solutions. While sales on the mail aggregation product line have increased, operating margins on this product line are very low in comparison to the margins on the Company's other product offerings.

         Printing, Storage & Distribution. The Company prints products such as business forms and checks and provides storage and distribution services to the end user on behalf of its customers. For example, in Australia, LM prints and distributes medical forms for a government agency. In Brazil, ABNB performs print and document management and distribution services for leading financial institutions.

Security Printing Solutions

         The Company supplies counterfeit-resistant documents of value in each of the countries where it offers this product line. Such documents include checks, money orders, passports, stock and bond certificates and other commercial documents of value such as gift certificates. The Company utilizes a variety of anti-counterfeiting features such as special inks and papers, computer generated bar and micro encoding, elaborate steel-engraved designs and distinctive lithographic printing techniques, all of which enable the Company to manufacture products containing various security features. As an additional security feature, many of the Company's manufacturing, storage and distribution facilities employ high levels of plant security, including guards, alarms, video monitoring and extensive accountability controls.

         Checks. The Company is the leading private sector supplier of personalized checks for major banks in Brazil, Australia and New Zealand. The Company supplies banks and other financial institutions with checks, same-day check personalization, and a wide array of security printing products such as money orders, vouchers and deposit books. With the advent of electronic payment systems, demand for bank checks in all three countries continues to decline. While in Brazil, checks represent a small percentage of ABNB's total revenue of approximately 11% in 2003 and 2002 and 9% in 2001, LM's revenue base for bank checks in Australia and New Zealand for 2003, 2002 and 2001, when compared to its total revenue, are much higher (approximately 27%, 32% and 36%, respectively).

         Stock and Bond Certificates. ABN produces stock and bond certificates. ABN is one of the few remaining producers of engraved printed certificates with the unique border designs and vignettes that had traditionally been required by the New York Stock Exchange, Inc. (the "NYSE"). ABN maintains a library of engraving plates for a large percentage of publicly traded securities.

         Stock and Bond certificates represent a declining product and there is considerable risk of further decline particularly in light of the continued trend toward next day settlement of securities. This risk has been further exacerbated by the Securities and Exchange Commission's order dated July 26, 2001, which granted approval to the NYSE to change its physical format requirements for stock and bond certificates (the "Rule Change"). The Rule Change eliminated the NYSE's Listed Company Manual's requirements pertaining to certificate printing and appearance, and retained only the requirements specifying content. As a result, those requirements no longer mandate the use of intaglio printing or the inclusion of a vignette on the face of the certificate. Sales of stock and bond certificates were approximately 33% lower in 2003 versus 2002 ($7.0 million compared to $10.5 million) and 20% lower in 2002 versus 2001 ($10.5 million compared to $12.5 million), with a reduction in gross margins of approximately 35% (approximately $5.2 million versus $8.0 million) and 16% (approximately $8 million versus $9.5 million), respectively. The Company believes the decline may possibly continue in 2004 due to the weak stock market and the other factors discussed above. In addition, the continued movement by many large companies towards paperless electronic transaction settlement could have a further impact on volume reduction in stock and bond certificates.

         Government Products. Government products include a variety of security documents printed for federal, state and local governments throughout the world. The Company manufactures food coupons, passports, visas, tax revenue stamps, property tax vouchers, postal panels, gas coupons, and similar products for federal governments. The Company also supplies secure documents such as motor vehicle registrations, title certificates and licenses, birth certificates, identity cards, and transportation passes for its government customers. The Company, through ABN, also acts as the secure distribution and accountability agent for the United States Postal Service (the "USPS") for its Stamps on Consignment Program ("SOC") delivering stamps to private retailers throughout the United States. In 2002, the USPS replaced the USDA as the Company and ABN's largest single domestic customer, pursuant to a three-year requirements contract with two additional option years. ABN is presently in the third year of the contract with sales under the SOC program representing in 2003, 2002 and 2001 approximately 2.7%, 3.7% and 2.5%, respectively, of total consolidated sales of the Company, and approximately 28% in 2003, 23% in 2002 and 16% in 2001 of total sales of ABN. The USPS has verbally notified ABN of its intent to exercise the first option year under the SOC contract.

         Until 2002, the USDA was the Company and ABN's largest single domestic customer, for which ABN has printed, stored and distributed food coupon requirements for more than 20 years. Food coupons are engraved printed documents accepted by grocery stores in lieu of cash. ABN was verbally notified by the USDA, during the third quarter of 2002, that it did not anticipate the need to place any further purchase orders for the production of food coupons for the remainder of the term of its requirements contract with ABN, which expired on September 30, 2003. In the third quarter of 2003, the USDA gave ABN final notification and delivery instructions for the remaining food coupons held in secure storage by ABN pursuant to its distribution contract with the USDA which expired on September 30, 2003. Revenue from food coupons as a percentage of total consolidated sales for 2003, 2002 and 2001 is approximately nil, 3.5% and 3.3%, respectively, but represents approximately 3.5% in 2003, 22% in 2002 and 21% in 2001 of total sales of ABN. In addition, the gross margins were $4 million in both 2002 and 2001. The reduction in operating margins from the loss of food coupon sales has had a direct and significant effect on the cash flow of ABN as well as the level of dividends that are available to the Parent. The dispute with the USDA on the remaining $1.5 million due to ABN under the distribution contract has further exacerbated cash flows available to the Parent. See "Special Note Regarding Forward-Looking Statements" for more information.

FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

         The Company's foreign and domestic operations are managed by geographic region. As a result, the Company considers each geographic region a reportable segment. Financial information relating to foreign and domestic operations and export sales for the year ended December 31, 2003 (Successor Company), the three months ended December 31, 2002

(Successor Company) and the nine months ended September 30, 2002 and the years ended December 31, 2001 and December 31, 2000 with respect to the Predecessor Company were as follows ($ in millions):

                                      Year       Three Months    Nine Months          Year             Year
                                     Ended          Ended           Ended             Ended            Ended
                                  December 31,   December 31,   September 30,     December 31,     December 31,
                                      2003          2002             2002             2001             2000
                                  Successor Co   Successor Co   Predecessor Co   Predecessor Co   Predecessor Co
                                  ------------   ------------   --------------   --------------   --------------
                                                                 (in millions)
Sales to unaffiliated customers
United States                     $       21.9   $        7.9   $         24.5   $         36.0   $         37.5
Brazil                                    98.3           20.3             78.4            111.3            132.9
Australia                                 80.1           16.5             41.1             57.0             69.8
France                                    17.2            2.9              6.6              8.5              9.9
Argentina                                  5.1            0.8              3.3              8.2              9.8

Operating profit or loss (1):
United States (2)                 $      (13.5)  $      (13.8)  $          0.1   $          0.9   $          1.6
Brazil (2)                               (21.3)         (31.8)            12.1             11.1             14.2
Australia (2)                             (1.4)           0.7            (25.7)             2.3             (0.2)
France                                    (4.2)           0.6              0.4              0.5              0.2
Argentina                                  1.0            0.1              0.8             (2.1)            (9.5)

United States: Export Sales       $        0.8   $          -   $          0.7   $          1.1   $          1.4

(1) Before Fresh-Start adjustments

(2) Includes the goodwill and asset impairment write offs for the year ended December 31, 2003 (Successor Company) of US $7.6 million, Brazil $29.6 million, France $4.4 million and Australia $1.1 million and for the three months ended December 31, 2002 (Successor Company) of US $14.2 million and Brazil $33.2 million and for the nine months ended September 30, 2002 (Predecessor Company) of US $0.2 million and Australia $25.2 million.

         For further information on the Company's foreign and domestic operations and export sales, see Note Q of Notes to Consolidated Financial Statements and the Report of Independent Auditors included herein.

Sales and Marketing

         The Company sells its products and services through a combination of direct sales personnel, commissioned sales personnel, independent sales representatives and alliances. Each of the Company's subsidiaries maintains its own sales and marketing department. Each of the Company's subsidiaries markets and sells secure products and services to a number of financial institutions, corporations, governments and government agencies worldwide. Each sales force is supported by marketing professionals who provide research and product development assistance. The sales and marketing activity is focused on the three main product lines within each geographically defined market.

Major Customer

         The Company derived $18.2 million for 2003, $17.6 million for 2002 (both Successor and Predecessor Companies combined) and $24.5 million for 2001, or approximately 8.2%, 8.7% and 11.1%, respectively, of total consolidated revenue from the Bradesco Group under a supply contract which expires in September 2004. Bradesco Vida e Previdencia S.A. ("Bradesco"), a subsidiary of the Bradesco Group, owns a 22.5% minority shareholder interest in ABNB. The Company has supplied products to Bradesco under multi-year supply arrangements since 1995. There can be no assurance that this supply contract will be renewed or if renewed, will be based upon the same prices and conditions that exist today.

Competition

         Competition in the Company's markets is based upon price, service, quality, reliability and the ability to offer a broad range of secure transaction products and services. Certain of the Company's product lines have high costs of entry into these markets. Conversely, the cost to enter certain markets is much lower and in such markets, the Company faces many more diverse competitors who possess equal or greater technology infrastructures. In addition, certain of the Company's global competitors have greater financial resources than does the Company.

         Each of the Company's domestic and foreign operations conducts its business in highly competitive markets. With respect to certain of its products, the Company competes with other non-secure commercial printers. Strong competitive pricing pressures exist, particularly with respect to products where customers seek to obtain volume discounts and economies of scale. The consolidation of certain financial and banking customers within certain of the Company's markets, particularly in Brazil, Australia and France, has created greater competitive pricing pressures and opportunities for increased volume solicitation. In addition, there are several smaller local competitors in Brazil who have manufacturing and service capabilities in certain transaction cards and systems (including driver's license programs) and have therefore created additional competitive pricing pressures. Also, many of the Company's larger card competitors, particularly in Europe, have significant excess capacity and have therefore created an environment of significant competitive pricing pressures. Alternative goods or services, such as those involving electronic commerce, could replace printed documents and thereby also affect demand for the Company's products.

Patents

         The Company may presently hold, or be licensed under, United States and foreign patents, trademarks and copyrights and continues to pursue protection when available in strategic markets. However, the Company believes that no one patent, license, trademark or copyright is critical to its business such that if one expired or became unavailable there would be no material adverse effect to the Company's financial position, results of operation or cash flow.

Backlog

         At December 31, 2003, 2002 and 2001, the Company had an overall backlog of approximately $16.3 million, $13.1 million and $21.4 million, respectively. This backlog principally consists of orders related to stored-value telephone cards, stamps on consignment distribution, personal checks and financial payment cards. Generally, a substantial portion of the Company's backlog is produced and shipped within twelve months. The Company believes that its backlog is not a meaningful representation of the Company's expected revenues.

Raw Materials

         Sources of raw materials are generally reliable. However, the Company's dependency upon any one supplier for raw materials and consumables used in its businesses is dependent primarily upon the type of product and the region where the Company conducts business. For instance, with respect to certain product lines such as transaction cards, certain raw materials, such as specific chemicals or plastics for card manufacturing and consumables for card personalization, are available from either one or a limited number of suppliers. Furthermore, some of these materials may contain certain petroleum or precious metal based by-products that may cause periods of price volatility. In addition, the continual threat of volatile foreign currency swings could result in higher costs for raw materials from foreign suppliers who are based in countries with stronger denominated currencies. There can be no assurance that significant price increases in raw materials and consumables can be passed on either in whole or in part to the Company's customers. As a result, any significant price increase may have a material adverse effect on the results of operations, financial position and cash flow of the Company.

Environmental

         The Company uses and disposes of substances that may be toxic or hazardous substances under applicable environmental laws. Management believes that its compliance with such laws has not had, and will not have, a material effect on its capital expenditures, earnings, financial, or competitive position. The Parent and its subsidiaries are involved in several civil and Environmental Protection Agency claims as one of many co-defendants arising in the ordinary course of business, and believes that none of the claims in the individual or in the aggregate would be expected to have a material adverse effect on the Company's financial condition or results of operations.

Employees

         At December 31, 2003, the Company had approximately 2,950 employees consisting of 2,590 manufacturing employees, 220 plant administration and sales personnel and 140 executive, corporate and administrative personnel. Approximately 60% of LM's employees, 59% of Transtex's employees and all of ABNB's employees are represented by labor unions. None of ABN's or CPS' employees are represented by labor unions. The Company's future profitability will depend, in part, on its ability to maintain satisfactory relationships with labor unions and employees and in avoiding strikes and work stoppages. The Company considers its employee relations to be good.

ITEM 2. PROPERTIES.

                                                           Owned
                                              Approximate   or
Business Segment and Location                   Footage    Leased                             Operations
-----------------------------                   -------    ------                             ----------
United States:
      560 Sylvan Avenue,
        Englewood Cliffs, New Jersey                3,200  Leased  Executive, administration and offices, lease expires 8/06
      Trevose, Pennsylvania                        11,000  Leased  Administration and sales offices; printing, lease expires 12/04
      Columbia, Tennessee                          50,000  Owned   Administration and sales offices; security printing
      Mt. Pleasant, Tennessee                      15,000  Leased  Storage, lease expires 1/06
      Columbia, Tennessee                          15,000  Leased  Storage, lease expires 2/05
      Mt. Pleasant, Tennessee                      49,800  Leased  Distribution and storage, lease expires 6/06

Brazil:
      Jandira, Sao Paulo                          310,000  Leased  Printing, storage and distribution, electronic printing and smart-card manufacturing and personalization.  Lease month to month
      Rio de Janeiro, Rio de Janeiro              140,000  Owned   Checks, telephone cards, intaglio documents, printing and card personalization
      Erechim, Rio Grande do Sul                   40,000  Owned   Production of transaction cards

Australia: (Includes New Zealand and Taiwan)
      Highett, Victoria                           139,000  Leased  LM head office, administration, sales, plastic cards, manufacturing and personalization, base stock printing, check printing and personalization, smart card manufacturing and personalization and mail aggregation, lease expires 5/06
      Kedron, Queensland                            3,500  Leased  Sales, lease expired 07/04
      Moorabbin, Highett                           16,610  Leased  Warehousing, lease expires with 90 day notice
      Canberra, ACT                                 1,040  Leased  Sales, lease expires 10/04
      Ingleburn, NSW                               59,000  Leased  Sales, check and card personalization, printing services and document management, lease expires 3/07
      Wellington, New Zealand                      23,000  Leased  Sales, card manufacturing, check and card personalization;
                                                                   lease expires 2/06
      Auckland, New Zealand                        15,000  Leased  Check and card manufacturing and personalization, executive offices, lease expires 02/07
      Perth, Western Australia                      7,800  Leased  Sales, license card personalization, lease expires 12/05
      Dry Creek, South Australia                   37,000  Leased  Sales, PSDM, check manufacturing and personalization, lease expires 02/06.
      Taipei, Taiwan                               15,200  Leased  Card personalization, lease expires 3/05

France: (includes Morocco)
      Craponne, Lyon                               11,000  Leased  CPS head office, sales and card personalization, lease expires
                                                                   7/07
      Casablanca, Morocco                           1,200  Leased  Sales and card personalization lease month to month

Argentina: (includes Chile)
      Buenos Aires, Argentina                      32,000  Leased  Card manufacturing and personalization, lease expires 4/04
      Santiago, Chile                                 100  Leased  Sales and card personalization, lease month to month

         The Company believes that all its material property, plants and equipment are well maintained, in good operating condition and suitable for its purposes and needs through calendar year 2006. See Note S to Consolidated Financial Statements for additional information regarding lease costs. The Company believes that there will be no difficulty either negotiating renewals of its real property leases as they expire or in finding other satisfactory space.

ITEM 3.  LEGAL PROCEEDINGS.

CHAPTER 11 FILING - CONFIRMATION AND CONSUMMATION OF THE PLAN

         On December 8, 1999 (the "Petition Date"), the Parent (but none of its subsidiaries) filed a petition for reorganization relief under Chapter 11 of the United States Bankruptcy Code. On that date, the Parent also filed its initial plan of reorganization which set forth the manner in which claims against and interests in the Parent would be treated following its emergence from Chapter
11. Only the Parent filed a petition for reorganization relief under Chapter 11. None of the Parent's subsidiaries was a party to the Chapter 11 Proceeding or any other insolvency or similar proceeding.

         The Parent's plan of reorganization was subsequently amended four times and on May 24, 2002, the Parent submitted its Final Disclosure Statement with respect to its proposed Fourth Amended Reorganization Plan to the

Bankruptcy Court. On August 22, 2002, the Bankruptcy Court confirmed the Plan. On October 1, 2002, the Effective Date, all conditions required for the consummation of the Plan were achieved and the Plan became effective.

         On January 29, 2003, in accordance with the standard procedures of the Bankruptcy Court, the Parent filed final omnibus objections to expunge all claims that it believes have no basis or merit. The Parent's objections included objections to claims that were duplicative, inconsistent with the Company's books and records, untimely, already satisfied or resolved under the Plan, or otherwise without merit. The Bankruptcy Court will consider the Company's objections to the proofs of claim, and any responses by the affected claimants thereto, at a hearing scheduled May 6, 2004, or on such other adjourned dates as may be scheduled by the Bankruptcy Court. The Company has reinstated all known creditor claims that were recorded as pre-petition liabilities net of any negotiated settlements.

         OTHER POTENTIAL CLAIMS AND PROCEEDINGS

         Dispute with the Blackstone Group L.P. In the fourth quarter of 2003, the Parent and its Chapter 11 investment advisors, the Blackstone Group ("Blackstone), agreed to settle Blackstone's asserted claim of $1.6 million plus interest and costs (pursuant to an unsecured promissory note which was scheduled to be payable upon consummation of the Plan). As a result of the settlement, Blackstone received from the Parent approximately $0.6 million in cash and approximately $1.3 million in Senior Notes which were repurchased by the Company in the open market during 2003 at a cost of approximately $0.6 million.

         Lithuania Claim. In October 2003, the Parent notified the Bank of Lithuania, ("Lithuania"), that it would not make its scheduled installment settlement payment of $0.5 million due October 1, 2003 due to its cash flow constraints. The payment was part of a remaining $1.7 million settlement obligation between the Parent and Lithuania that was entered into the Bankruptcy Court and became effective upon the October 1, 2002 consummation of the Plan. Both parties initially entered into a discussion in an attempt to restructure the balance of the obligation to avoid further litigation. However, counsel for Lithuania indicated that the Parent's initial proposal was unacceptable and issued a notice of default. As a result of the default, the entire $1.7 million obligation was recorded as a current liability in accounts payable and accrued expenses at December 31, 2003. On February 4, 2004, counsel for Lithuania filed a complaint against the Parent in the United States District court, Southern District of New York, seeking a judgment in the amount of $1.7 million, as well as interest, costs and disbursements. On February 12, 2004, counsel for Lithuania filed the identical complaint in the United States District Court, District of New Jersey. The Parent has not yet formally responded to either Complaint.

         Commonwealth of Australia Claim. In January 2003, LM received a repayment request from the Australian Treasury Department (the "Treasury") related to a contract under which LM provided services to the General Sales Tax Office (the "GST"). Services rendered under this contract were provided by LM to the GST between the years 2000 and 2001. The claim for repayment alleges that an overpayment of approximately $1.0 million was made by the GST. In order to resolve this dispute, LM and the GST executed a settlement agreement whereby LM will pay $0.8 million from (i) the proceeds received from LM's sales process if completed by December 31, 2003 or (ii) in twelve equal installments commencing January 2004 which balance would be accelerated upon the proceeds from any sale of LM after December 31, 2003. Accordingly, LM has fully reserved this amount as of December 31, 2003 with respect to the proposed settlement.

         Potential SERP Claim. In the first quarter of 2004, the Parent notified former pre-petition participants of the Parent's Supplemental Executive Retirement Plan ("the SERP") that due to cash flow constraints it would indefinitely suspend any future payments until further notice under the SERP. One of the participants has formally filed a notice of default. The Parent intends to enter into discussions with various participants in an attempt to settle payments due under the SERP in an effort to avoid litigation. However there can be no assurance that a successful outcome between the parties can be achieved.

         Dispute with the USDA. In the third quarter of 2003, the USDA gave ABN final notification and delivery instructions for the remaining food coupons held in secure storage by ABN pursuant to its distribution contract with the USDA which expired on September 30, 2003. ABN fully performed and completed the remaining two months of service pursuant to the terms of this contract, and in the normal course billed the USDA approximately $1.5 million in accordance with the contract. ABN formally requested in writing that it be paid in full pursuant to the terms of the contract and the USDA formally denied approximately $1.4 million of ABN's claim. ABN believes it has fully complied with all terms under such contract. However, pursuant to the revenue recognition rules under Statement of Accounting Bulletin ("SAB") 101, the Company has not as of this date recognized any of the revenue on these services as a result of the USDA's rejection of ABN's claim. On March 19, 2004 ABN filed a complaint before the USDA Board of Contract Appeals, seeking a judgment in the amount of $1.5 million interest thereon.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

         None.

                                    PART II

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS.

         The Company's Common Stock trades on the over-the-counter market and is quoted on the NASDAQ OTC Bulletin Board under the symbol "ABNT." The Series 1 Warrants and Series 2 Warrants are traded on the same market under the symbols "ABNW" and "ABNZ", respectively. The Common Stock of the reorganized Company began trading on October 15, 2002 after the emergence of the Company from Chapter 11. Accordingly, prices for the old common shares are not shown because they are not comparable.

         The following table sets forth the high and low per share bid quotations for the Common Stock as reported by the OTC Bulletin Board since October 15, 2002:

                  High     Low
     2003
First Quarter    $ 0.24   $ 0.05
Second Quarter     0.33     0.24
Third Quarter      0.90     0.33
Fourth Quarter     0.75     0.41

     2002
Fourth Quarter   $ 0.54   $ 0.05

         During the first quarter of 2004 through March 16, 2004, reported per share bid quotations for the Common Stock ranged from a high of $0.61 to a low of $0.36.

         The OTC market quotations reflect inter-dealer quotations, without markup, markdown or commission and may not represent actual transactions. Although shares of the Common Stock are traded on the OTC Bulletin Board, trading of the shares is sporadic and, an established public trading market for the Company's securities does not exist.

         As of March 18, 2004, the Parent had approximately 3,049 Common Stockholders of record.

Securities authorized for issuance under Equity Compensation Plans.

         The following table represents compensation plans under which equity securities of the Parent were authorized for issuance as approved by security holders pursuant to the Plan. There were no equity compensation plans not previously approved by security holders.

                                                                      Number of securities
                      Number of securities                           remaining available for
                          to be issued         Weighted-average       future issuance under
                        upon exercise of      exercise price of     equity compensation plans
                      outstanding options,   outstanding options,     (excluding securities
   Plan category      warrants and rights    warrants and rights    reflected in column (a)
-------------------   --------------------   --------------------   -------------------------
Equity compensation
plans approved by
security holders                   780,000   $               2.50                     337,700

Equity compensation
plans not approved
by security holders                      -                      -                           -
                      --------------------   --------------------   -------------------------
Total                              780,000   $               2.50                     337,700

Dividend Policy

         No cash dividends were paid on the Parent's common equity in 2003, 2002, or in 2001. The Parent is restricted from paying cash dividends on its Common Stock by the terms of its financing agreements. As a result, the Parent does not anticipate that any dividends with respect to the Common Stock will be paid in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         As a holding company, the Parent is dependent on dividends from its subsidiaries to service its US publicly held debt and to fund its corporate office expenses. Currently, ABN, ABNB, CPS and Transtex are permitted to pay dividends, although presently only ABN and ABNB generate sufficient excess cash flow to fund any material portion of the Parent's obligations. With respect to LM, the Parent is unable to repatriate dividends due to restrictions under LM's banking facility. It is highly unlikely that ABN and ABNB will continue to generate sufficient excess cash flow from their respective operations to service and repay the principal on the Parent's remaining reorganized public debt structure and fund the Parent's corporate office expenses. This factor, combined with the Company's limited access to capital and financial markets to refinance the Senior Notes, makes it highly likely that the Company will require a further restructuring, bankruptcy or partial or total liquidation or sale of the Company on or before January 31, 2005. For a further discussion of these risks, please see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," and the Independent Auditors' Report with respect to the Company's Consolidated Financial Statements filed herewith.

Trading of the Company's New Common Stock

         As a result of the consummation of the Plan, the Parent was able to reduce a significant principal amount of its outstanding indebtedness by converting a substantial portion of that indebtedness into Common Stock, the majority which is closely held by a small number of holders. Due to the closely held nature of the Common Stock and because of the continuing risks disclosed herein, management believes that the Common Stock may be speculative and therefore cannot predict its value, if any.

Post Reorganization Equity Structure

         Common Stock - Pursuant to the terms of the Plan, on the Effective Date, the Parent authorized 20 million shares of Common Stock, $.01 par value per share. 11,828,571 shares were issued pursuant to the Plan, which included 1,428 shares of Common Stock issued pursuant to a Rights Offering. There were no new shares issued in 2003. Each share of Common Stock represents one voting right and the Common Stock does not have any pre-emptive rights. Dividends on the Common Stock are payable solely at the discretion of the Board of Directors and are restricted pursuant to the terms of the Senior Note indenture.

         Warrants- Under the Plan on the Effective Date, the Parent authorized and issued two series of warrants totaling 622,481, each representing the right to purchase one share of Common Stock. These warrants vested immediately upon issuance and will expire five years from the Effective Date. The 311,241 (Series 1 Warrants) will have a strike price of

$10.00 and the 311,240 (Series 2 Warrants) will have a strike price of $12.50. Both sets of warrants have certain anti-dilution rights which upon exercise shall be adjusted for stock splits, dividends, recapitalization, and similar events. Upon a merger or consolidation of the Company, holders of warrants shall receive the market value of the warrants or warrants in the merged or consolidated company.

         Management Incentive Options- Under the Plan, the Parent was authorized to issue Management Incentive Options to certain employees and consultants of the reorganized Parent and its subsidiaries, following the Effective Date, pursuant to the Parent's 2002 Management Incentive Plan (the "Incentive Plan"). Such Management Incentive Options permit recipients to purchase shares of Common Stock at an option strike price of $2.50 per share, upon the terms and conditions set forth in the Incentive Plan. The Incentive Plan permits the issuance of Management Incentive Options to purchase up to 1,117,700 shares or approximately 8.1% of the Common Stock on a fully diluted basis. Unless otherwise determined by the Board of Directors upon issuance, the options are scheduled to expire on the earlier of (i) 10 years after the initial grant, (ii) 90 days after termination of employment for any reason other than death, disability, retirement or cause, (iii) one year after termination of employment by reason of death, disability or retirement or (iv) termination of employment for cause. On September 12, 2002, the Board of Directors of the Parent approved a grant of 780,000 Management Incentive Options to key employees. No Management Incentive Options were issued to employees in 2003.

         Consultant Options. Consultant Options were issued upon the Effective Date of the Plan that entitle the Company's former Chairman and Chief Executive Officer, Morris Weissman ("Weissman"), to purchase up to 88,531 shares of Common Stock or approximately 0.64% of the New Common Stock on a fully diluted basis at an exercise price of $2.50 per share. The Consultant Options shall expire on the tenth anniversary of the Effective Date of the Plan in accordance with the terms of a settlement agreement with Weissman.

         Equity Options. Equity Options were issued upon the Effective Date of the Plan that entitle the holders of old preferred stock and common stock claims to purchase (i) up to 88,531 shares of Common Stock, or approximately 0.64% of the Common Stock on a fully diluted basis, at an exercise price of $2.50 per share exercisable at such time as the Common Stock trades at an average price of $5.00 over twenty (20) consecutive trading days, and (ii) up to 88,531 shares of Common Stock or approximately 0.64% of the Common Stock on a fully diluted basis, at an exercise price of $2.50 per share exercisable at such time as the Common Stock trades at an average price of $7.50 over twenty (20) consecutive trading days. The term of an Equity Option shall commence on the grant date and terminate upon the expiration of ten years from the grant date. At the expiration date all rights under an Equity Option shall cease. To the extent all or any portion of an Equity Option becomes exercisable as described above, such Equity Option will remain exercisable until the expiration date even though the Common Stock subsequently trades at an average price less than the target levels described above, provided however that no portion of any Equity Options shall be exercisable after the expiration date.

         Plan Administrative Claims. Administrative Claims under the Plan include primarily legal fees, investment advisors fees, US Trustee fees and various printing and public notification costs. Expenses incurred in the year ended December 31, 2003 (Successor Company), the twelve months ended December 31, 2002 (Predecessor and Successor Companies combined) and the year ended December 31, 2001 (Predecessor Company) pursuant to the restructuring is as follows (in thousands):

                          Year      Three Months   Nine Months    Twelve Months        Year
                         Ended         Ended          Ended           Ended           Ended
                      December 31,  December 31,  September 30,   December 31,     December 31,
                      Successor Co  Successor Co  Predecessor Co    Combined     Predecessor Co.
                          2003          2002           2002            2002           2001
                      ------------  ------------  --------------  -------------  ---------------
Legal                 $         93  $        (30) $          997  $         967  $           104
Investment Advisors            234
Trustees Fees                   33             -              35             35               20
Printing and mailing             -             -              62             62                3
Information agent                -             -              66             66                -
                      ------------  ------------  --------------  -------------  ---------------
                      $        360  $        (30) $        1,160  $       1,130  $           127
                      ============  ============  ==============  =============  ===============

         Legal and other professional fees of approximately $0.4. million, $0.8 million and $0.7 million were paid in 2003, 2002, and 2001, respectively in accordance with retentions approved by the Bankruptcy Court. In addition, the Parent agreed in the fourth quarter of 2003 to settle with Blackstone, the Parent's investment advisor, with respect to Blackstone's $1.6 million asserted claim. As a result of the settlement, Blackstone received from the Parent in January 2004 approximately $0.6 million in cash and approximately $1.3 million in Senior Notes which were repurchased by the Company in the open market during 2003 at a cost of approximately $0.6 million.

         The Parent anticipates that additional legal expenses to wind down the Chapter 11 Proceeding including but not limited to the filing of omnibus claims objections will be required. It is anticipated that additional fees required to perform additional wind down and other ministerial services will be incurred potentially in 2004 and should be less than $0.1 million.

ITEM 6.  SELECTED FINANCIAL DATA.

         The selected financial data presented below is for the twelve months ended December 31, 2003 (Successor Company), the three months ended December 31, 2002 for the Successor Company and the nine months ended September 30, 2002 (Predecessor Company), and the year ended 2001 for the Predecessor Company and is derived from the consolidated financial statements, and should be read in conjunction with such consolidated financial statements, including the notes thereto, appearing elsewhere herein. With respect to the Company's operating results, the Company has presented the results of the Predecessor Company and the Successor Company for 2002 on a combined basis, as these combined results are capable of comparison to the results of the Successor Company for 2003 and the Predecessor Company for 2001 and 2000, except for changes in interest and depreciation expenses resulting from the reorganization of the Parent's debt and fair market value adjustments to the Company's property, plant and equipment as a consequence of the consummation of the Plan and related Fresh Start reporting. Additionally, pursuant to the "Final Judgment as to Defendant American Banknote Corporation" of the United States District Court of the Southern District of New York, dated July 19, 2001, the Parent is omitting from this report (and from any future report or statement filed with the Commission) the presentation of selected financial information for the fiscal year ended December 31, 1999. Therefore, only selected financial data for the above-mentioned years of both the Predecessor and Successor Company is included in this section.

                                                Year         Three Months        Nine Months
                                                Ended           Ending            Ending
                                             December 31,    December 31,     September 30,
                                                2003            2002              2002
                                             (Successor Co)  (Successor Co)  (Predecessor Co)
                                             --------------  --------------  ----------------
                                           (Dollars in thousands, except share and per share data)
INCOME STATEMENT DATA
Continuing Operations
Sales                                        $    222,625    $     48,388    $    153,888
Cost of good sold                                 171,167          36,673         110,485
Selling and administrative                         34,553           5,946          22,534
Restructuring                                         933              79           1,829
Goodwill and asset impairments                     42,668          47,435          25,383
Depreciation and amortization                      12,658           2,454           5,958
                                             ------------    ------------    ------------
  Operating income (loss)                         (39,354)        (44,199)        (12,301)
Post retirement benefit curtailment gain             (334)         (5,001)              -
Interest expense                                   12,942           2,795          10,086
Gain on senior note repurchases                    (3,393)              -               -
Interest and other, net                            (1,122)            (91)            631
                                             ------------    ------------    ------------
Loss before reorganization items,
  taxes on income and minority interest           (47,447)        (41,902)        (23,018)
Fresh-Start Gain                                        -               -        (223,185)
Reorganization costs                                  360             (30)          1,160
                                             ------------    ------------    ------------
Income (loss) before taxes on income
  and minority interest                           (47,807)        (41,872)        199,007
Taxes on income                                     4,249           4,976           2,934
                                             ------------    ------------    ------------
Income (loss) before minority interest            (52,056)        (46,848)        196,073
Minority interest                                  (5,474)         (7,417)         24,666
                                             ------------    ------------    ------------
Income (loss) from continuing operations          (46,582)        (39,431)        171,407
Discontinued operations
Income from discontinued operations                     -               -               -
Extraordinary items
Forgiveness of debt and debt reinstatement              -               -          89,520
                                             ------------    ------------    ------------
Net Income (loss)                            $    (46,582)   $    (39,431)   $    260,927
                                             ============    ============    ============

Income (loss) per commons share
basic and diluted (1)
Continuing operations                        $      (3.96)   $      (3.35)             NA
Discontinued operations                                 -               -              NA
Extraordinary items                                     -               -              NA
                                             ------------    ------------    ------------
Net income (loss) per share (1)              $      (3.96)   $      (3.35)             NA
                                             ============    ============    ============
Shares used in computing per share
amounts - basic and diluted:
Continuing operations                          11,770,815      11,770,815              NA
Discontinued operations                        11,770,815      11,770,815              NA
Extraordinary items                            11,770,815      11,770,815              NA

                                           Twelve Months        Year                Year
                                               2002            Ended               Ended
                                             Combined        December 31,       December 31,
                                           (Successor &         2001                2000
                                           Predecessor Co)  (Predecessor Co)  (Predecessor Co)
                                           ---------------  ----------------  ----------------
                                          (Dollars in thousands, except share and per share data)
INCOME STATEMENT DATA
Continuing Operations
Sales                                     $    202,276      $    220,964      $    259,939
Cost of good sold                              147,158           164,393           191,664
Selling and administrative                      28,480            31,247            36,252
Restructuring                                    1,908                 -                 -
Goodwill and asset impairments                  72,818             2,482            13,624
Depreciation and amortization                    8,412            10,175            12,088
                                          ------------      ------------      ------------
  Operating income (loss)                      (56,500)           12,667             6,311
Post retirement benefit curtailment gain        (5,001)                -                 -
Interest expense                                12,881            13,519            15,766
Gain on senior note repurchases                      -                 -
Interest and other, net                            540               355              (751)
                                          ------------      ------------      ------------
Loss before reorganization items,
  taxes on income and minority interest        (64,920)           (1,207)           (8,704)
Fresh-Start Gain                              (223,185)                -                 -
Reorganization costs                             1,130               127             2,740
                                          ------------      ------------      ------------
Income (loss) before taxes on income
  and minority interest                        157,135            (1,334)          (11,444)
Taxes on income                                  7,910             2,725             5,186
                                          ------------      ------------      ------------
Income (loss) before minority interest         149,225            (4,059)          (16,630)
Minority interest                               17,249             1,395             1,968
                                          ------------      ------------      ------------
Income (loss) from continuing operations       131,976            (5,454)          (18,598)
Discontinued operations
Income from discontinued operations                  -                 -             1,732
Extraordinary items
Forgiveness of debt and debt reinstatement      89,520                 -                 -
                                          ------------      ------------      ------------
Net Income (loss)                         $    221,496      $     (5,454)     $    (16,866)
                                          ============      ============      ============

Income (loss) per commons share
basic and diluted (1)
Continuing operations                               NA                NA               N/A
Discontinued operations                             NA                NA               N/A
Extraordinary items                                 NA                NA               N/A
                                          ------------      ------------      ------------
Net income (loss) per share (1)                     NA                NA               N/A
                                          ============      ============      ============
Shares used in computing per share
amounts - basic and diluted:
Continuing operations                              N/A               N/A               N/A
Discontinued operations                            N/A               N/A               N/A
Extraordinary items                                N/A               N/A               N/A



(1) Per share amounts are not shown for the Predecessor Company and the Combined Successor and Predecessor Companies due to non-comparability.

(2) Discontinued operations include the operations of a subsidiary sold and the gain on its sale of $0.6 million in October 2000.

                                                           As of December 31,
                                             2003         2002         2001         2000
                                               (Successor Co)             (Predecessor Co)
                                           ----------------------    ----------------------
BALANCE SHEET DATA:
Cash and cash equivalent                   $   9,101    $  10,769    $   9,740    $   8,278
Working capital surplus (deficiency) (1)      18,183       13,964     (184,046)    (181,716)
Total assets                                 201,567      217,751      164,786      181,098
Long-term debt including current
portion (2)                                  160,610      141,451       41,814       46,303
Stockholders' deficit                        (47,477)      (8,781)    (161,533)    (148,620)

(1) Includes Parent liabilities subject to compromise totaling $209.4 million and $203.2 million in 2001 and 2000 which were exchanged, reinstated and /or modified upon consummation in accordance with the Plan.

(2) Includes Parent Company Senior Notes of $100 million and $95.5 million in 2003 and 2002, respectively which were reinstated on consummation in October 2002 pursuant to the Plan.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following Management's Discussion and Analysis of Financial Condition and Results of Operations relates entirely to the comparison of the twelve months ended December 31, 2003 (Successor Company) to the twelve months ended December 31, 2002 (both Predecessor and Successor Companies combined), the twelve months ended December 31, 2002 (both Predecessor and Successor Companies combined) to the twelve months ended December 31, 2001 (Predecessor Company) and the comparison of the Predecessor Company for the twelve months ended December 31, 2001 and 2000. The Company's combined results of operations for 2002 (Predecessor and Successor Companies) are capable of comparison to the results of operations of the Successor Company for 2003 and the Predecessor Company for 2001, except for changes in interest and depreciation expenses resulting from the reorganization of the Parent's debt and fair market value adjustments to the Company's property, plant and equipment as a consequence of the consummation of the Plan and related Fresh Start reporting. As a result, unless otherwise indicated the discussion of results of operations for the years 2003 versus 2002 and 2002 versus 2001 will be on a twelve month basis.

         The Company operates and manages its businesses based on geographic location. See Note P of "Notes to Consolidated Financial Statements," which include geographic information for the Company's businesses.

         THE COMPARISONS THAT FOLLOW ISOLATE AND QUANTIFY THE EFFECT THAT CHANGES IN FOREIGN EXCHANGE RATES HAVE HAD ON THE RESULTS OF OPERATIONS OF THE COMPANY, THEREBY ENABLING COMPARISON OF OPERATING RESULTS OF THE COMPANY'S SUBSIDIARIES IN US CONSTANT DOLLAR TERMS ("CONSTANT DOLLARS"). IN PERFORMING THIS COMPARISON, THE COMPANY UTILIZES A CONSTANT DOLLAR EXCHANGE RATE AS IF THE EXCHANGE RATE FOR THE MOST RECENT PERIOD REMAINED AT THE SAME LEVELS AS THE PRIOR PERIOD FOR WHICH THE COMPARISON IS BEING PERFORMED.

         The following abbreviations are used to refer to the Company's three principal product lines: Transaction Cards and Systems - "TCS"; Printing Services and Document Management - "PSDM"; and Security Printing Solutions - "SPS".

COMPARISON OF RESULTS OF OPERATIONS - 2003 (SUCCESSOR COMPANY) WITH 2002 (PREDECESSOR AND SUCCESSOR COMPANIES)

         Sales for the years ended 2003 (Successor Company) and 2002 (Predecessor and Successor Companies, combined) were $222.6 million and $202.3 million, respectively. Sales, in millions, and as a percentage of total sales for each of the Company's geographic locations is as follows:

                                  Years Ended
                ----------------------------------------------
                 December 31, 2003    December 31, 2002
                    (Successor      (Successor and Predecessor
                      Company)        Companies Combined)
                 Sales      %               Sales     %
                ------    ------           -------   ------
Brazil          $   98.3   44.2%           $  98.7   48.8%
Australia           80.1   36.0%              57.6   28.5%
United States       21.9    9.8%              32.4   16.0%
Argentina            5.1    2.3%               4.1    2.0%
France              17.2    7.7%               9.5    4.7%
                --------  -----            -------  -----
                $  222.6  100.0%           $ 202.3  100.0%
                ========  =====            =======  =====

         Sales

Sales by foreign subsidiaries represented approximately 90% in 2003 (Successor Company), as compared to 84% in 2002 (Successor and Predecessor Companies Continued) of the Company's consolidated sales.

Although reported sales in 2003 increased by $20.3 million or 10.0% from 2002, sales increased by $12.3 million in constant US dollars, after deducting $8.0 million attributable to foreign currency fluctuations. The adjustments due to exchange rate fluctuations included an appreciation in the Australian and Euro (France) currencies that resulted in increased revenues of $13.5 million and $2.9, respectively, partly offset by a $8.3 million decline in sales attributable to a devaluation of the Brazilian Real and a $0.1 million decline attributable to a devaluation of the Argentine Peso. The constant dollar sales increase of $12.3 million resulted from higher sales in Brazil of $7.9 million, Argentina of $1.1 million, France of $4.9 million and Australia of $8.9 million, partly offset by lower sales in the United States of $10.5 million. The net increase in sales in constant dollars is discussed in detail by subsidiary below.

The decrease of $10.5 million in sales in the United States was due to decreased SPS sales at ABN of food coupons (including distribution sales) of $6.4 million, stock and bond certificates of $3.6 million, and $1.4 million of lower revenue generated from ABN's distribution and fulfillment program with the United States Postal Service (the "USPS"). These decreases were partly offset by $0.9 million of increases in secure commercial and government print sales at lower margins. The continued reduction in stock and bond certificate sales is due to the trend toward book entry securities and next day settlement (reducing or eliminating the need for physical certificates), as well as a decline in new issues of securities. The elimination in food coupon sales reflects the completion of the United States Department of Agriculture's (the "USDA's") transition to the electronic benefits program with respect to ABN's print contract with the USDA, and the USDA's written denial of ABN's claim for $1.5 million in final billings owed under ABN's fulfillment of its distribution contract. (See Item 2 "Liquidity and Capital Resources" provided herein for further information). The lower revenue on the USPS program was due to the loss of a major customer in 2002, a union work stoppage at certain customers on the West coast of the United States which restricted shipments, and lower overall customer demand resulting from a U.S. postal stamp rate increase. In general, the overall demand for secure paper-based documents of value that are used in the public and private sector continues to decline. These trends have and will continue to have a negative effect on revenues and on the mix of sales and gross margins at ABN.

Sales in Australia at LM were $8.9 million higher when compared to the prior year. This increase was due to $11.7 million in higher PSDM sales primarily resulting from new revenues generated by LM through the introduction of its mail aggregation business albeit at lower margins. These increases were partly offset by lower SPS sales of $2.0 million, of which $1.4 million represents a reduction in passport orders placed by the Australian government as a result of its decision not to renew the passport contract with LM and $0.6 million in lower sales due to decreases in check usage and check prices received from banks. In addition, TCS sales were lower by $0.8 million due to a reduction in the issuance of drivers' licenses and lower volume levels on card personalization offset partly by higher base stock card production.

At Transtex, TCS sales increased by $1.1 million despite the severe and ongoing economic recession which continues in Argentina. The increase in TCS sales was primarily due to a higher volume of orders placed in 2003 on prepaid telephone cards and non-secure commercial loyalty cards, partly offset by lower overall prices received on cards due to competitive pressures. Because of the volatility of Argentine credit markets, however, the overall trend in card usage remains uncertain. As a result, there can be no assurance that the volume of TCS sales will continue to grow.

In France, the increase of $4.9 million in TCS sales at CPS was principally due to an increase in sales on bank cards of approximately $4.9 million. This increase was primarily due to the banks' requirement that CPS purchase and charge them for the cost of non-personalized base stock transactions cards. CPS also received higher card volumes from existing banking customers as well as acquired new banking customers in 2003 and also received higher pricing for new technological enhancements required by certain banks to include electronic purse capabilities on cards. In addition, a higher volume of phone card orders were placed in 2003 versus 2002, partly offset by lower prices for such cards, resulting in a net increase in phone card sales of $0.8 million. These increases were partly offset by reduced volumes on loyalty and other financial card programs of $0.8 million.

Sales at ABNB in Brazil in 2003 were $7.9 million higher than in 2002. The net increase is attributable to higher PSDM, TCS and SPS sales of $6.9 million, $1.5 million and $0.9 million, respectively. The increase in PSDM sales was primarily due to increased sales of printing services predominantly due to two new banking customers and the increase in TCS sales was due to a $1.2 million increase in credit card sales due to higher volume and increased prices and a $0.3 million increase in phone card sales due to higher prices, partly offset by lower volumes resulting from the telephone companies' decision to increase the unit value on card denominations. The increase in SPS sales was due to higher volumes in driver's license issuances. These increases were partly offset by lower check volume sales of $1.4 million.

         Cost of Goods Sold

Although reported cost of goods sold in 2003 increased $24.0 million or 16.3% as compared to 2002 (with a corresponding decrease in gross margins of $3.7 million), cost of goods sold increased by $16.8 million in constant US dollars, after deducting $7.2 million attributable to foreign currency fluctuations. As a result, exchange rate fluctuations account for increased gross margins of $0.8 million. The effect of exchange rate appreciation by country on cost of goods sold and gross margins, respectively, was as follows:
Australia - $10.9 million and $2.6 million and France - $2.5 million and $0.3 million partly offset by exchange rate devaluation in Brazil - $6.2 million and $2.1 million. There was no impact in Argentina resulting from exchange rate fluctuations.

The constant dollar increase in cost of goods sold resulted primarily from the increase in sales discussed above, a shift in product mix towards higher volume, lower margin products, and overall competitive pricing pressures. As a result, gross margins in constant dollars decreased by approximately $4.5 million when compared to the prior year. The net increase in cost of goods sold in constant dollars is discussed in detail by subsidiary below.

As a percentage of sales, cost of goods sold increased to 76.9% in 2003 as compared to 72.8% in 2002. A comparison of the percentage of cost of goods sold by each of the Company's geographic locations to the prior year is as follows:

                       TWELVE MONTHS ENDED DECEMBER 31,
                 ------------------------------------------
                        2003                 2002
                 (SUCCESSOR COMPANY)  (PREDECESSOR COMPANY)
                 -------------------  ---------------------
Brazil                  74.7%               74.6%
Australia               80.7%               78.8%
United States           68.8%               58.4%
Argentina               58.1%               52.7%
France                  87.5%               74.3%


Cost of goods sold at ABNB in Brazil increased by $6.0 million from 2002, with a corresponding increase in gross margins of $1.9 million. Cost of goods sold as a percentage of sales was approximately the same when compared to 2002. The increase in cost of goods sold in constant dollar terms was primarily attributable to the increase in sales discussed above. In addition, there were higher fixed costs primarily attributable to increased maintenance, rental, and communication costs with respect to SPS driver's license, electronic print, and PSDM products, and additional maintenance required on the TCS phone card chemical lines. Also, PSDM costs in 2002 were lower as a result of the one-time value added tax credits received from the Brazilian federal government of approximately $3.5 million. These increases were partly offset by a favorable product mix resulting from higher margin sales of SPS driver's license and intaglio products and TCS magnetic stripe transaction cards.

Costs of goods sold at LM in Australia increased by $8.2 million and were accompanied by an increase in gross margins of $0.7 million when compared to the prior year. As a percentage of sales, cost of goods sold increased by 1.9% when compared to the prior year. The increase in cost of goods sold in constant dollar terms is primarily due to a change in product mix resulting from higher variable costs and lower margins from the introduction of LM's mail aggregation business. A reduction in volume order levels on higher margin SPS bank checks and passports contributed to the trend toward lower margins and higher costs as a percentage of sales.

Cost of goods sold at ABN in the United States decreased by $3.8 million and gross margins declined $6.7 million when compared to the prior year. As a percentage of sales, cost of goods sold increased by approximately 10.4%. This is primarily due to a change in product mix whereby sales of higher margin, lower cost stock and bond and food coupon products continued to decline and were partly replaced by sales of lower margin, higher cost direct fulfillment, secure government and commercial printing products. The reduction in food coupon products resulted from the termination of both the print and distribution contracts with the USDA. This trend was partly offset by lower fixed costs as a result of the consolidation of ABN's Philadelphia operation into its Tennessee location. (See Part 1- "Financial Information about Segments" provided herein for further information).

In Argentina, cost of goods sold at Transtex was approximately $0.9 million higher than in 2002, with an increase in gross margins of $0.2 million, primarily as a result of increased sales. Cost of goods sold as a percentage of sales increased by 5.4% over the prior year. This increase was primarily due to a higher volume of phone and non-secure commercial and loyalty cards produced at significantly lower competitive prices along with higher imported raw material costs due to the weak Argentine Peso.

At CPS in France, cost of goods sold increased by approximately $5.5 million when compared to 2002 resulting in an decrease in gross margins of $0.6 million. As a percentage of sales, cost of goods sold increased by approximately 13.2% from 2002 primarily due to higher costs as a result of the requirement from the banks that CPS purchase the non-personalized base stock transaction card and pass the cost along to the banks. In addition, there was a change in product mix resulting from an increase in lower margin phone card orders beginning in the second quarter of 2003.

         Selling and Administrative Expenses

Reported selling and administrative expenses increased by $6.1 million when compared to 2002. Exchange rate appreciation resulted in a net increase of $2.1 million in such expenses, attributable to currency appreciation in Australia and France of approximately $2.3 million and $0.2 million, respectively, partly offset by currency devaluation in Brazil of approximately $0.4 million. There was no impact of foreign currency in Argentina. As a result, the net increase in selling and administrative expense from the prior year in constant dollars was $4.0 million.

In constant dollars, ABNB's selling and administrative expense increased by $1.6 million principally due to higher commissions and salaries on increased sales and increased administrative wages pursuant to union increases. LM's administrative expense increased by $3.3 million in constant dollars primarily due to an increase in professional, investment advisory, bank and due diligence fees in connection with the proposed sale and restructuring of LM, (See Part 1 "Financial Information about Segments for further information") and the establishment of a provision to settle the Australian General Sales Tax office claim. (See Part II Item 1 "Legal Proceedings" for further information). These increases were partly offset by $0.3 million due to lower commissionable sales at ABN, and lower administrative expenses of $0.4 million at ABN due to the reduction in personnel expenses related to the closure of its Philadelphia plant and additional cost cutting initiatives at its Tennessee location. Administrative expenses in France and Argentina were approximately the same when compared to 2002. As a result of the above, for the Company as a whole, selling and administrative expenses as a percentage of sales were higher at 15.5% in 2003 as compared to 14.1% in 2002.

         Restructuring

The restructuring charge of $0.9 million in 2003 represents severance payments to employees in connection with ABN's decision to close its Philadelphia plant and consolidate all of its manufacturing operations into its Tennessee location. (See Item 1 - "Financial Information About Segments" and Note G to the Company's Consolidated Financial Statements provided herein for further information).

The restructuring charge of $1.9 million in 2002 represents termination payments to employees in connection with LM's restructuring program for the purpose of consolidating its manufacturing operations. (See Item 1 - "Financial Information About Segments" and Note G to the Company's Consolidated Financial Statements provided herein for further information).

         Goodwill and asset impairment

The Goodwill and asset impairment charge of $42.7 million in 2003, represents the remeasurement of the value of the Company's subsidiaries based on the Parent's review of projected cash flows and valuation multiples based on prevailing market conditions which resulted in a $42.6 million impairment charge in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" and an impairment provision of $1.2 million established for certain non-performing assets at LM. These charges were partly offset by a $1.1 million recovery at ABN resulting from a favorable settlement on its lease with the landlord of its idle Chicago facility. (See Part I "Financial Information About Segments" and Note H ).

A review by the Parent in 2002 of valuation multiples based on prevailing market conditions led to a Goodwill and asset impairment charge of $72.8 million for the twelve months ended December 31, 2002. This review resulted in an impairment charge of $47.4 million for the three months ended December 31, 2002 (Successor Company), of which $33.2 million related to ABNB and $14.2 million related to ABN. In addition, in the third quarter of 2002 (Predecessor Company), the Parent took a charge of $25.4 million which consisted of a write-off of LM's entire Goodwill balance of $25.2 million based on an evaluation of LM's high level of indebtedness and a $0.2 million reserve with respect to the carrying value of certain equipment at ABN dedicated to the production of food coupons (See Note H to the Company's Consolidated Financial Statements provided herein for further information).

         Depreciation Expense

Reported depreciation and amortization expense for 2003 was $4.2 million higher when compared to 2002. Exchange rate variations on a net basis had no impact on the increase. The increase was primarily related to the additional depreciation expense at ABNB resulting from the fair valuation of fixed assets which resulted in a step-up in basis in accordance with Fresh Start accounting in the third quarter of 2002.

         Interest Expense

Reported interest expense in 2003 was approximately the same when compared to 2002. Exchange rate appreciation accounts for an increase of approximately $0.4 million, resulting in a net decrease of $0.4 million in constant dollars. This decrease resulted primarily from lower interest at ABNB of $0.7 million and ABN of $0.2 million due to lower borrowings partly offset by an increase of $0.4 million in accrued interest on the Parent's Senior Notes which continue to accrue interest on a pay-in-kind basis and an increase of $0.1 million at LM due to higher borrowings.

         Gain on Senior Note Repurchase

In 2003, through privately negotiated transactions, the Parent purchased $6.3 million face amount of bonds for an aggregate purchase price of $2.9 million. The Parent recorded a gain in 2003 of approximately $3.4 million on the repurchase of these bonds reflecting the difference between the face amount and the purchase price. (See "Liquidity and Capital Resources" for further information).

         Post retirement Benefit Curtailment Gain

In 2002, ABN made significant changes to its post retirement health care and life insurance benefits in order to limit future costs under the plan. ABN increased participant contributions, fixed the maximum amount it would contribute to each participant and as a result had certain participants opt out from participating in the plan. As a result, the combination of these changes resulted in the recognition of a one time $5 million non-cash actuarial gain resulting from the plan settlement. In 2003, ABN recognized an additional $0.3 million non-cash actuarial gain resulting from the closure of its Philadelphia facility. (See Note O to the Company's Consolidated Financial Statements provided herein for further information).

         Other, Net

Other, net in 2003 reflects a $1.7 million net favorable gain when compared to 2002 primarily attributable to the reversal of the remaining pre-petition liabilities which were determined to no longer be disputed by creditors in the Chapter 11 proceedings.

         Bankruptcy Costs

Bankruptcy costs decreased by $0.8 million from 2002. This decrease resulted from approximately $0.4 million in administrative wind down costs in 2003, including an accrual for the additional estimated cost of approximately $0.2 million to settle the Blackstone claim as compared to approximately $1.2 million required in 2002 in connection with the consummation of the Plan. Remaining costs to be incurred will result from the further administrative wind down of the Plan, which are reasonable and customary to complete the reorganization process and are not expected to be significant.

         Taxes on Income

Taxes on income are calculated using the effective tax rate for each tax jurisdiction and various assumptions such as state and local taxes and the utilization of foreign taxes in the U.S. The effective tax rate is further adjusted for any permanent differences between the book basis and tax basis of assets and liabilities. In addition, the Company has provided a valuation allowance against its U.S. and Australia net operating losses and other U.S. and Australia deferred tax assets due to the uncertainty as to the realization of taxable income in both jurisdictions in the future. Taxes on income are provided only in Brazil, France and Argentina which are the jurisdictions that reported taxable income for the period.

         Minority Interest

Minority interest represents the 22.5% minority interest in ABNB held by Bradesco Vida e Previdencia S.A., a subsidiary of the Bradesco Group.

COMPARISON OF RESULTS OF OPERATIONS - 2002 (PREDECESSOR AND SUCCESSOR COMPANIES) WITH 2001 (PREDECESSOR COMPANY)

         Sales for the years ended 2002 (Predecessor and Successor Companies combined) and 2001 were $202.3 million and $221.0 million respectively. Sales, in millions, and as a percentage of total sales for each of the Company's geographic locations were as follows:

                  Three Months Ended   Nine Months Ended
                  December 31, 2002   September 30, 2002
                   (Successor Co)      (Predecessor Co)
                  Sales        %        Sales        %
                --------     ------   --------     -----
Brazil          $   20.3      41.9%   $   78.4     51.0%
Australia           16.5      34.1%       41.1     26.7%
United States        7.9      16.3%       24.5     15.9%
Argentina            0.8       1.7%        3.3      2.1%
France               2.9       6.0%        6.6      4.3%
                --------     -----    --------    -----
                $   48.4     100.0%   $  153.9    100.0%
                ========     =====    ========    =====

                                  Years Ended
                --------------------------------------------------
                  December 31, 2002
                (Successor and Predecessor    December 31, 2001
                     Cos Combined)             (Predecessor Co)
                  Sales            %             Sales        %
                ----------   -------------     ---------   -------
Brazil          $   98.7         48.8%         $  111.3     50.4%
Australia           57.6         28.5%             57.0     25.8%
United States       32.4         16.0%             36.0     16.3%
Argentina            4.1          2.0%              8.2      3.7%
France               9.5          4.7%              8.5      3.8%
                --------        -----          --------    -----
                $  202.3        100.0%         $  221.0    100.0%
                ========        =====          ========    =====




         Sales by foreign subsidiaries represented approximately 84% in both 2002 (Successor and Predecessor Companies Combined) and 2001 (Predecessor Companies) respectively of the Company's consolidated sales.

         Sales in 2002 decreased by $18.7 million or 8.5% from 2001. Exchange rate devaluation resulted in net decreased revenues of approximately $28.1 million, of which $24.2 million is attributable to Brazil and $7.7 million to Argentina. The devaluation in these countries was partly offset by an appreciation in the Australian and Euro currencies, resulting in increased revenues of $3.3 million and $0.5 million, respectively. After giving effect to the above net devaluation, sales increased by $9.4 million in constant dollars as a result of higher sales in Brazil of $11.6 million, Argentina of $3.5 million and France of $0.5 million, partly offset by lower sales in the United States of $3.6 million and in Australia of $2.6 million. The net increase in sales in constant dollars is discussed in detail by subsidiary below.

         The decrease of $3.6 million in sales at ABN was due to $2.3 million in lower stock and bond sales, $2.4 million in decreased sales of secure government print and $0.8 million in lower secure commercial sales. These decreases were partly offset by $1.9 million in higher revenue generated primarily from ABN's distribution and fulfillment program with the United States Postal Service (the "USPS"). The continued trend toward next day settlement of securities, the decreasing overall demand for secure paper-based documents of value that are used in the public and private sector and the recent verbal notification by the USDA that it did not anticipate the need to place any future orders for food coupons during the remaining term of the agreement, are expected to have a negative effect on the future mix of sales and gross margins at ABN. For further information regarding USDA food coupon sales, see "Liquidity and Capital Resources".

         Sales in Australia at LM in constant dollars were $2.6 million lower when compared to the prior year as sales in two of the three product lines experienced negative trends. SPS sales were $5.9 million lower, mainly resulting from $3.3 million in lower sales due to decreases in check usage and check prices received from banks. Additional declines in SPS sales of approximately $2.6 million were due to a reduction in orders placed for passports by the Australian government stemming from the downturn in travel after September 11, 2001, excess inventory presently held by the government, and the decision by the government not to renew the passport contract with LM. It is anticipated that the downward trends on check sales will continue. Sales of TCS products declined by approximately $2.1 million resulting from the loss of a phone card contract to a competitor and a reduction in export sales to China as a result of a change in Chinese banking regulations that curtailed the importation of cards. In addition, higher card sales were generated in 2001 as a result of the merger of certain banks and the issuance of certain loyalty card programs, which did not occur in 2002. These decreases were partly offset by higher PSDM sales of $5.4 million, resulting primarily from $6.3 million in new revenues generated in the third and fourth quarter from LM's introduction of its mail aggregation business partly offset by $0.9 million in lower electronic print sales due to competitive pricing pressures and a weak print market.

         At Transtex, TCS sales increased by $3.5 million in constant dollars despite the severe and ongoing economic recession, which continues to negatively impact Argentina. The increase was primarily due to an increase in orders placed on prepaid telephone cards, an increase in card personalization volumes and higher pricing received on bank debit and credit cards. In addition, the devaluation of its local currency, the Argentine Peso, has allowed Transtex to be more competitive with foreign suppliers. Despite this improvement in sales in 2002, there is no guarantee that this trend will continue as the economy of and credit markets in Argentina continue to remain highly volatile, such that the overall trend in card usage remains uncertain.

         In France, the constant dollar increase of $0.5 million in TCS sales at CPS was principally due to stronger demand for bank and other financial cards of $0.9 million, partly offset by lower phone card sales of $0.4 million resulting from an overall weakness in the telecommunications market in France.

         Sales at ABNB in Brazil were $11.6 million higher than in 2001 in constant dollars. The net increase is attributable to higher TCS and SPS sales of $2.9 million and $9.7 million, respectively, partly offset by a decrease in PSDM sales of $1.0 million. The $2.9 million increase in TCS sales is due entirely to an increase in revenue from phone cards of which the increase is evenly split between price and volume. The $9.7 million increase in SPS sales resulted primarily from an increase in driver license revenues of $6.9 million due to an increase in volume, as well as incremental revenue generated from adding fingerprint identification on driver licenses. In addition, an increase in sales of checks and electronic print of $2.8 million resulted from new business received from telephone and banking customers. The $1.0 million net reduction in PSDM revenue levels was due to decreased demand, primarily from ABNB's minority shareholder Bradesco Bank.

         Cost of Goods Sold

         Cost of goods sold in 2002 decreased $17.2 million or 10.5% as compared to 2001, with a corresponding decrease in gross margins of $1.5 million. The impact of exchange rate devaluation resulted in decreased cost of goods sold and gross margins of approximately $19.2 million and $9.0 million, respectively. The net effect of devaluation by country on cost of goods sold and gross margins, respectively, was as follows: Brazil - $18.1 million and $6.2 million, and Argentina - $4.1 million and $3.6 million. The devaluation in these countries was partly offset by an appreciation in Australia's currency resulting in an increase in costs of goods sold and gross margins of $2.6 million and $0.7 million, respectively, and with regard to France, the appreciation in the Euro resulted in an increase in cost of goods sold and gross margins of $0.4 million and $0.1 million, respectively.

         After giving effect to the above net devaluation, cost of goods sold in constant dollars increased by $2.0 million, which resulted primarily from the increase in sales discussed above, partly offset by a reduction in costs and a favorable change in product mix. As a result, gross margins in constant dollars increased by approximately $7.4 million when compared to the prior year. The net increase in cost of goods sold in constant dollars is discussed in detail by subsidiary below.

         As a percentage of sales, cost of goods sold decreased to 72.8% in 2002 as compared to 74.4% in 2001. A comparison of the percentage of cost of goods sold by each of the Company's geographic locations to the prior year is as follows:

                       Year Ended December 31,
                        2002          2001
                       -------     -----------
Brazil                  74.6%        78.6%
Australia               78.8%        76.2%
United States           58.4%        57.9%
Argentina               52.7%        72.1%
France                  74.3%        79.1%

         Cost of goods sold at ABNB in Brazil increased by $4.2 million from 2001, with a corresponding increase in gross margins of $7.4 million. Cost of goods sold as a percentage of sales decreased by 4% when compared to 2001. The increase in cost of goods sold in constant dollar terms resulted from approximately $9.1 million in higher costs associated with increased sales and $0.8 million in higher costs due to changes in product mix resulting primarily from higher cost, lower margin SPS electronic print sales. These increases were partly offset by a reduction in costs of approximately $2.2 million due to improved manufacturing processes on phone cards and a one-time value added tax credit in the third quarter of 2002 received on PSDM and SPS electronic print material costs totaling approximately $3.5 million.

         Costs of goods sold at LM in Australia decreased by $0.6 million and resulted in a corresponding reduction in gross margins of $2.0 million when compared to the prior year. As a percentage of sales, cost of goods sold increased by 2.6% when compared to the prior year. The decrease in cost of goods sold in constant dollar terms was primarily attributable to lower variable costs of $4.4 million directly related to the decrease in sales volume discussed, excluding the mail aggregation business, and reductions in fixed overhead of $2.4 million resulting from the cost savings and profit improvement programs initiated both in 2002 and 2001. These decreases were partly offset by a $6.2 million increase in variable costs due to a change in product mix primarily resulting from the introduction of the mail aggregation business which results in higher costs and lower margins as compared to the reduction in sales of lower cost and higher margin TCS and SPS product lines.

         Cost of goods sold at ABN in the United States decreased by $1.9 million and resulted in a decrease in gross margins of $1.7 million when compared to the prior year. As a percentage of sales, cost of goods sold increased by 0.5%. The decrease in costs is principally due to the lower sales volume discussed above.

         In Argentina, cost of goods sold in constant dollar terms at Transtex was approximately $0.2 million higher than in 2001, which resulted in an increase in gross margins of $3.3 million. As a result, cost of goods sold as a percentage of sales decreased by 19.4% from 2001. This improvement was primarily the result of higher margins generated as a result of higher prices received from customers on bank and debit cards and reductions in material and personnel costs on that portion of such costs which are priced in Argentine Pesos. In light of the severe ongoing economic crisis in Argentina, there is no guarantee that this improved trend will continue.

         At CPS in France, cost of goods sold in constant dollar terms was approximately the same when compared to 2001 resulting in an $0.5 million increase in gross margins. As a percentage of sales, cost of goods sold decreased by approximately 4.8% from 2001 primarily resulting from a change in product mix with increased sales of higher margin bank cards.

         Selling and Administrative Expenses

         Selling and administrative expenses in 2002 decreased by $2.8 million when compared to 2001. Exchange rate devaluation resulted in decreases in such expenses of approximately $2.7 million, attributable to devaluation of $1.7 million in Brazil and $1.5 million in Argentina, partly offset by an appreciation in Australia of $0.5 million. As a result, the net decrease in selling and administrative expense in 2002 from 2001 in constant dollars was $0.1 million. The net decrease primarily resulted from a $0.3 million decrease at LM resulting from lower personnel costs, partly offset by an increase in professional fees due to work performed in connection with a failed acquisition, a $0.8 million decrease at the Parent resulting from lower professional fees and a $0.1 million decrease in selling expense at ABN due to lower commissionable sales. These decreases were partially offset by higher administrative expenses at ABNB of $0.5 million due primarily to a one-time tax credit received in 2001, a $0.4 million increase at Transtex primarily related to severance costs associates with downsizing and a $0.2 million increase at CPS resulting from higher personnel costs. As a result of the above, selling and administrative expenses as a percentage of sales was approximately the same (14.1%) for both years.

         Restructuring

         The restructuring charge of $1.9 million in 2002 represents termination payments to employees in connection with LM's restructuring program for the purpose of consolidating its manufacturing operations (See Item 1 - "Financial Information About Segments" and Note G to the Company's Consolidated Financial Statements provided herein for further information).

         Goodwill and asset impairment

         A review by the Parent in 2002 of valuation multiples based on prevailing market conditions led to a Goodwill and asset impairment charge of $72 million for the twelve months ended December 31, 2002. This review resulted in an impairment charge of $47.4 million for the three months ended December 31, 2002 (Successor Company), of which $33.2 million related to ABNB and $14.2 million related to ABN. In addition, in the third quarter of 2002 (Predecessor Company), the Parent took a charge of $25.4 million, which consisted of a write-off of LM's entire Goodwill balance of $25.2 million based on an evaluation of LM's high level of indebtedness and a $0.2 million reserve with respect to the carrying value of certain equipment at ABN dedicated to the production of food coupons (See Note H to the Company's Consolidated Financial Statements provided herein for further information).

         Goodwill and asset impairment in 2001 of $2.5 million represents the remaining write down of $1.9 million in Goodwill on the books of Transtex as a result of operating losses and the economic uncertainties in Argentina and a $0.6 million third quarter charge related to the carrying value of certain equipment and leases no longer used at ABN as a result of its exit from the currency printing business (See Note H to the Company's Consolidated Financial Statements provided herein for further information).

         Depreciation Expense

         Depreciation and amortization expense for 2002 was $1.8 million lower when compared to 2001. Exchange rate devaluation accounted for approximately $1.5 million of this decrease, resulting in a net decrease of $0.3 million in constant dollars. This decrease in constant dollars was primarily the result of the elimination of Goodwill amortization in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" of approximately $2.2 million, partly offset by an increase in depreciation expense of $1.9 million primarily attributable to capital expenditures in Brazil, which increased depreciation by approximately $1.0 million, and $0.9 million of additional depreciation expense related to the fair valuation of fixed assets in accordance with Fresh Start accounting.

         Interest Expense

         Interest expense in 2002 was approximately $0.6 million lower when compared to 2001. Exchange rate devaluation accounts for approximately $0.1 million of this decrease resulting in a net decrease of $0.5 million in constant dollars. This net decrease resulted from a decrease of $1.7 million resulting primarily from the interest rate reduction due to the amendment to LM's credit agreement which was executed in June 2001 partly offset by $0.6 million in additional accrued interest payable in kind on the Parent's US Dollar denominated public debt, which was restructured and reinstated on the effective date of the Parent's Plan, and the 2001 reversal of $0.6 million in accrued interest in connection with a state and local tax reserve no longer required.

         Post retirement Benefit Curtailment Gain

         In 2002, ABN made significant changes to its post retirement health care and life insurance benefits in order to limit future costs under the plan. ABN increased participant contributions, fixed the maximum amount it would contribute to each participant and, as a result, had certain participants opt out from participating in the plan. As a result, the combination of these changes resulted in the recognition of a one time $5 million non-cash actuarial gain resulting from the plan settlement (See Note O to the Company's Consolidated Financial Statements provided herein for further information).

         Other, Net

         Other net expense in 2002 was approximately $0.2 million higher when compared to 2001. Exchange rate devaluation resulted in an increase of $0.5 million. After giving effect to the net devaluation, other net expenses in constant dollars decreased by $0.3 million. The majority of the net changes relate to a gain of $0.5 million from the proceeds received by ABN from a one time private sale of certain printed materials in 2002, partly offset by $0.2 million of increased other net expenses in 2002.

         Fresh-Start Adjustments

         The Fresh Start adjustments represent a gain of $223.2 million based upon the Reorganization Value of the Successor Company. See Item 1 - "Fresh Start Accounting".

         Reorganization Costs

         Reorganization costs related to the bankruptcy increased in 2002 by $1.0 million when compared to 2001 principally due to additional legal and administrative costs associated with work done related to amendments to the Parent's Plan.

         Taxes on Income

         Taxes on income are calculated using the effective tax rate for each tax jurisdiction and various assumptions such as state and local taxes and the utilization of foreign taxes in the US. The effective tax rate is further adjusted for any permanent differences between the book basis and tax basis of assets and liabilities. In addition, the Company has provided a valuation allowance both in Australia and the US against the net operating losses and other deferred tax assets of each respective jurisdiction due to the uncertainty as to the realization of taxable income in the future.

         Minority Interest

         Minority interest represents the 22.5% minority interest in ABNB held by Banco Bradesco, as adjusted for the fair valuation of Bradesco's equity in accordance with Fresh Start accounting.

         Extraordinary Items

         Extraordinary items represent the gain on the forgiveness of the Senior Subordinated Notes of $91 million and certain creditor discounts of $0.4 million partly offset by a $1.8 million extraordinary loss resulting from the reinstatement of the Senior Notes inclusive of all accrued interest and consent premiums which were paid in kind.

         COMPARISON OF RESULTS OF OPERATIONS OF PREDECESSOR COMPANY - 2001 WITH 2000

Sales

         Sales for the years ended 2001 and 2000 were $221.0 million and $259.9 million respectively. Sales, in millions, and as a percentage of total sales for each of the Company's geographic locations is as follows:

                      2001            2000
                 Sales     %      Sales     %
                -------  -----   ------   -----
Brazil          $111.3   50.4%   $132.9   51.1%
Australia         57.0   25.8%     69.8   26.9%
United States     36.0   16.3%     37.5   14.4%
Argentina          8.2    3.7%      9.8    3.8%
France             8.5    3.8%      9.9    3.8%
                ------  -----    ------  -----
                $221.0  100.0%   $259.9  100.0%
                ======  =====    ======  =====


         Sales by foreign subsidiaries represented approximately 84% and 86% in 2001 and 2000, respectively of the Company's consolidated sales.

         Sales

         Sales in 2001 decreased by $39.0 million or approximately 14.9% from 2000. Exchange rate devaluation produced a decrease in sales of approximately $39.1 million, of which $31.5 million was attributable to Brazil, $7.3 million to Australia and $0.3 million to France. This resulted in a net increase in sales of $0.1 million in constant dollars resulting from $9.9 million in higher sales in Brazil, offset by lower sales of $1.4 million in the United States, $5.5 million in Australia, $1.6 million in Argentina and $1.2 million in France. The net increase in sales in constant dollars is discussed in detail by subsidiary below.

         The decrease of $1.4 million in sales in the United States was principally due to the elimination of $2.6 million in revenues resulting from the sale of American Banknote Card and Merchant Services ("ABNCMS"), the Company's former card and merchant processing business, in September 2000 partly offset by $1.2 million in higher SPS sales at ABN. The increase in SPS sales at ABN was due to $5.5 million in new revenue generated from lower margin distribution and fulfillment programs partly offset by $4.3 million in decreased sales from higher margin products such as stock and bond certificates, traveler's checks, postal commemorative panels and other secure print.

         Sales in Australia at LM were $5.6 million lower when compared to the prior year, as sales in all three principal product lines experienced negative trends when compared to the prior year. SPS sales were $3.2 million lower mainly due to $5.1 million in reduced volumes on bank checks resulting from the loss of a customer and an overall downward trend in check usage. This decrease was partly offset by an increase in passport orders from the Australian government of $1.9 million. Sales of PSDM products were $1.9 million lower due mainly to a one-time increase in sales in 2000 as a result of a one-time contract with the Australian Government resulting from the introduction of its general sales tax program. TCS sales were lower by $0.4 million due to the elimination of $3.0 million in revenues resulting from LM's sale of its transaction card equipment business in December 2000, partly offset by an increase in demand for credit and debit card base stock and card personalization of $1.6 million and an increase in driver license issuances of $1.0 million.

         In Argentina, the severe and ongoing economic recession continued to negatively impact Transtex. As a result, the TCS product line at Transtex experienced a significant decline in transaction card personalization and transaction card equipment sales due to an overall weakness in the banking sector as credit markets continued to tighten. In addition, the mix of production in base stock cards whereby larger volumes of lower margin bank debit and phone cards have replaced higher margin credit cards reduced Transtex's profitability. As a result of these factors, sales were $1.6 million lower when compared to the prior year.

         In France, the decrease of $1.2 million in TCS sales at CPS was primarily due to a decline in demand for phone cards of $2.3 million partly offset by an increase in sales of bank and financial cards of $1.1 million. The decrease in sales of phone cards was principally a result of the overall weakness experienced in the French telecommunications sector.

         Sales at ABNB in Brazil were $9.9 million higher than in 2000. The net increase was the result of a $6.9 million increase in TCS sales due to higher demand for stored value telephone cards of $5.5 million and magnetic stripe cards of $1.4 million. In addition, SPS sales were higher by $4.9 million primarily due to a strong increase in driver license issuances. These increases were partly offset by a decrease in volume in PSDM sales of $1.9 million primarily due to competitive market pricing pressures.

         Cost of Goods Sold

         Cost of goods sold in 2001 decreased $27.3 million or 14.2% from 2000, with a corresponding decrease in gross margins of $11.7 million. Exchange rate devaluation produced decreases in cost of goods sold and gross margins of approximately $30.6 million and $8.5 million, respectively. The effect of devaluation by country on cost of goods sold and gross margins, respectively, was as follows: Brazil - $24.8 million and $6.8 million, Australia - $5.6 million and $1.7 million, and France - $0.2 million and nil.

         The resulting net increase in cost of goods sold of $3.3 million in constant dollars was primarily the result of a change in product mix. As a result, gross margins in constant dollars were unfavorable by approximately $3.2 million when compared to the prior year. The net increase in cost of goods sold in constant dollars is discussed in detail by subsidiary below.

         As a percentage of sales, cost of goods sold increased to 74.4% in 2001 as compared to 73.7% in 2000. A comparison of cost of goods sold, as a percentage of sales, by each of the Company's geographic locations to the prior year is as follows:

                 Year Ended December 31,
                  2001          2000
                --------    -------------
Brazil            78.6%         77.7%
Australia         76.2%         76.8%
United States     57.9%         52.8%
Argentina         72.1%         68.4%
France            79.1%         83.8%

         Cost of goods sold at ABNB in Brazil increased by $9.0 million with a corresponding increase in gross margins of $0.9 million. As a percentage of sales, cost of goods sold at ABNB was 0.9% higher than in 2000. The increase as both a percentage of sales and in constant dollar terms was predominantly attributable to an increase in chemical costs and higher than normal waste factors, as ABNB was required to adopt a new manufacturing process mandated by the Brazilian telephone companies in connection with the production of stored-value telephone cards. This increase was partly offset by a favorable product mix resulting from an increase in lower cost driver license issuances, which result in higher gross margins.

         Costs of goods sold at LM in Australia decreased by $4.6 million and resulted in a corresponding reduction in gross margins of $1.0 million when compared to the prior year. The decrease in cost of goods sold in constant dollar terms was primarily attributable to lower variable costs of $2.5 million directly related to the lower sales discussed above. The balance of the decrease of $2.1 million results from an overall reduction in fixed overhead of $1.6 million and a $0.5 million reversal of an inventory obsolescence provision no longer required. As a result of the reductions in fixed overhead, cost of goods sold as a percentage of sales decreased by approximately 0.6% when compared to the prior year.

         The net increase of $1.1 million in cost of goods sold in the United States was principally due to an increase at ABN in cost of goods sold of $3.5 million resulting from higher variable costs due to a change in product mix, whereby higher margin, lower cost security print products were replaced by value added fulfillment and printing services which bear higher costs and provide lower gross margins. This increase was partly offset by the elimination of $2.4 million in expenses resulting from the sale of ABNCMS in September 2000. As a result, the Company's US segment experienced a reduction in gross margins of $2.5 million and a 5.1% net increase in the cost of goods sold as a percentage of sales when compared to 2000.

         At Transtex in Argentina, cost of goods sold was approximately $0.8 million lower than in 2000 on a significantly lower sales base due primarily to the change in sales mix discussed above. This resulted in a reduction in gross margins of $0.8 million when compared to the prior year. As a percentage of sales, cost of goods sold increased by 3.7% as the continuing economic crisis resulted in declining prices and excess capacity due to lower transaction card and card personalization volume levels.

         At CPS in France, cost of goods sold decreased by $1.4 million from 2000 with gross margins up approximately $0.2 million. As a percentage of sales, cost of goods sold improved by approximately 4.7% from 2000 primarily due to a change in product mix with higher margin bank card volumes replacing the reduced volumes on lower margin phone cards.

Selling and Administrative Expenses

         Selling and administrative expenses in 2001 decreased by $5.0 million when compared to the prior year. The impact of exchange rate devaluation on selling and administrative expenses accounts for approximately $3.2 million of this decrease, of which $2.3 million is attributable to Brazil and $0.9 million to Australia. The net decrease in selling and administrative expenses from the prior year in constant dollar terms was $1.8 million. This decrease was principally due to the elimination of $1.0 million in expenses related to the sale of ABNCMS in September 2000, one-time provisions of $2.3 million established in 2000 at the Parent, which were recorded to reflect a $1.6 million settlement obligation payable to the Company's former Chairman and the establishment of an $0.7 million restructuring pool to be payable to the reorganized executive management team over a three year period. The remaining operating subsidiaries closely approximated the prior year with the exception of ABN, which had an increase of $1.0 million primarily due to startup charges and consulting fees necessary to set up its new fulfillment operations, and LM, which had $0.5 million in higher professional fees and severance related costs. As a percentage of sales, selling and administrative expenses were 14.1.% in 2001 as compared to 14.0% in 2000.

Goodwill and Asset Impairment

         Goodwill and asset impairments in 2001 totaled $2.5 million, which represents the remaining $1.9 million write down of goodwill on the books of Transtex, the Company's Argentine subsidiary, as a result of operating losses and the economic uncertainties in that country, and $0.6 million related to ABN's write down of the carrying value of certain equipment and leases related to the exit from its currency business. This is compared to the 2000 provision of $13.6 million which was based on an evaluation of the recoverability of certain Goodwill which resulted in a write down at LM in Australia of $4.1 million and the initial write down of $9.5 million of Goodwill taken in Argentina. The evaluation of the above impairments was based on various analyses including cash flow and profitability projections and addresses the impact on existing Company business. The evaluation involves significant management judgment.

Depreciation Expense

         Depreciation and amortization expense was $1.9 million lower when compared to the prior year. This decrease was entirely attributable to the impact of exchange rate devaluation thereby resulting in no significant fluctuation in constant dollars when compared to the prior year.

Bankruptcy Costs

         Bankruptcy costs decreased $2.6 million or approximately 95% from 2000 principally due to the reduction in administrative costs associated with the Bankruptcy proceedings following confirmation of an earlier version of the Parent's Plan in November 2000.

Interest Expense

         Interest expense decreased by $2.3 million from 2000. The impact of exchange rate devaluation on interest expense resulted in a decrease of approximately $0.8 million, thereby resulting in a constant dollar decrease of approximately $1.5 million when compared to the prior year. This decrease was the direct result of the reversal at the Parent of approximately $0.7 million in accrued interest in connection with a state and local tax reserve no longer required and lower interest of approximately $1.1 million resulting from the 50% interest rate reduction at LM as part of the June 2001 restructuring of LM's loan agreement with its banking syndicate and $0.5 million of lower interest due to reduced borrowings at the Company's other operating subsidiaries. These decreases were partly offset by $0.8 million in additional accrued interest payable in kind on the Parent's US Dollar denominated public debt.

Other Income and Expense, Net

Other income and expense decreased by $1.1 million from 2000. The impact of exchange rate devaluation resulted in a decrease of approximately $0.2 million thereby resulting in a constant dollar decrease of approximately $0.9 million. This decrease was principally due to the gain on the sale of ABN's Pennsylvania facility in 2000 of $0.7 million and an increase in other miscellaneous expenses of approximately $0.2 million in 2001.

Discontinued Operations

         In October 2000, the Company sold the entire printing operations of its French subsidiary, the Sati Group ("Sati"). Discontinued operations represents the net income of $1.1 million of the Sati Group through September 30, 2000 and the corresponding gain on the sale of $0.6 million in October 2000.

Taxes on Income

         Taxes on income are calculated using the effective tax rate for each tax jurisdiction and various assumptions such as state and local taxes and the utilization of foreign taxes in the US. The effective tax rate is further adjusted for any permanent differences between the book basis and tax basis of assets and liabilities. In addition, the Company provided a valuation allowance against its US net operating losses and other US deferred tax assets due to the uncertainty as to the realization of the US taxable income in the future.

Minority Interest

         Minority interest represents the 22.5% minority interest in ABNB held by Bradesco.

LIQUIDITY AND CAPITAL RESOURCES

         Overview

         The high level of the Parent's Senior Note indebtedness, ($100.0 million at December 31, 2003), poses a high degree of uncertainty as to the Company's ability to repay this debt upon the January 31, 2005 maturity date. Absent a significant increase in available free cash flow from operations, it is the Parent's intention from now until the maturity date to continue to pay in kind its semi-annual interest payments on the Senior Notes in lieu of cash interest, as permitted under its revised indenture. As a result, it is highly unlikely that the Company will generate sufficient future cash flow from operations to repay these Senior Notes upon maturity. This factor combined with the Company's limited access to capital and financial markets for the purpose of obtaining new financing or equity to refinance the Senior Notes is likely to require a further restructuring, bankruptcy or partial or total liquidation or sale of the Company. However, because each of the Parent's subsidiaries is a self-funded stand-alone entity, it is anticipated that each subsidiary, with the exception of LM will continue to operate its business in the normal course, on a stand-alone basis, irrespective of any restructuring of the Parent. For a discussion of LM see "Proposed 2004 LM Restructuring."


         Cash. At December 31, 2003, 2002 and 2001, the Company had approximately $9.1 million, $10.8 million and $9.7 million in cash and cash equivalents.

         Short-Term Borrowings. At December 31, 2003, the Company's subsidiaries had outstanding an aggregate of approximately $3.8 million (excluding letters of credit) under their respective short-term credit facilities. The Company's domestic subsidiary, ABN, has a one year $2 million asset-based working capital facility with a local bank in Tennessee, which allows it to borrow at a 5.5% short term interest rate for general working capital and letters of credit purposes subject to annual compliance with certain net worth to debt covenants. At December 31, 2003, ABN had used approximately $1.1 million of which $0.8 million was for general working capital purposes and $0.3 million for outstanding letters of credit leaving approximately $0.9 million available for borrowing. ABN's current use of the line presently stands at $0.5 million and it is anticipated that additional borrowings on the line may be required at various times in 2004. ABN is in compliance with all debt covenant calculations. The Company's French subsidiary, CPS, has available approximately $1.2 million at December 31, 2003 under its working capital credit facility, with several different local banks which allows it to borrow at an average rate of approximately 3.5% partly collateralized by certain receivables. At December 31, 2003, CPS has used approximately $0.6 million for general working capital purposes, leaving approximately $0.6 million available for borrowing. CPS's current use of the line presently stands at the same amount as at year end, and it is anticipated that additional borrowings on the line may be required at various times in 2004. The Company's Australian subsidiary, LM, has a working capital facility of approximately $4.3 million with a local bank, collateralized by LM's banking syndicate at a current interest rate of 8.95%. At December 31, 2003, LM had used approximately $2.5 million for working capital purposes and $0.2 million for outstanding letters of credit under the line, leaving approximately $1.6 million available for working capital purposes. The line is scheduled to expire March 31, 2004, but it is anticipated that it will be extended until May 31, 2004 in connection with LM's proposed restructuring. (See
Part 1-"Proposed 2004 LM Restructuring"). The Company's Brazilian and Argentine subsidiaries, had no outstanding short-term borrowings. As a result of overall credit tightening by the banks in Argentina, credit terms are generally not available to Transtex.

         Long-Term Debt- The Company's long-term debt consists of the $100.0 million of the Parent's Senior Notes due January 31, 2005, $59.9 million of LM's senior and subordinated non-recourse debt (the "LM Debt") due June 2004 and $0.7 million of mortgage indebtedness at ABN. Approximately $59.9 million of this debt is due and payable in 2004 and represents the amortization on the LM Debt which is presently being restructured with the LM Banking Syndicate. For a further discussion on the ability to pay this debt, see "Non-Compliance of Debt Covenants and Ability to Service Debt" and "Proposed 2004 LM Restructuring".

         Repurchase of Senior Notes- Pursuant to the Parent's announcement in its Form 8-K filed October 16, 2002, the Parent's Board of Directors authorized the Parent to repurchase up to $15 million face amount of its outstanding Senior Notes from time to time at a discount to par value. The Senior Notes were to be repurchased at management's discretion, either in the open market or in privately negotiated block transactions.

         The decision to buy back any Senior Notes was dependent upon the availability of cash at the Parent and other corporate developments. On June 26, 2003, management made a determination to terminate the repurchase program as a result of its current cash flow concerns. There can be no certainty as to whether the Parent will resume such purchases at a future date.

         In total, the Parent purchased through privately negotiated transactions, approximately $6.3 million face amount of Senior Notes for an aggregate purchase price of approximately $2.9 million. The Parent recorded a gain of approximately $3.4 million on the repurchase of these bonds reflecting the difference between the face amount and the purchase price during the first half of 2003.

         Commitments

         As of December 31, 2003, the Company had the following outstanding cash contractual commitments (in thousands):

                                                          Total      Less than 1 Year   1-3 Years   3-5 Years    After 5 Years
                                                        ---------    ----------------   ---------   ---------    -------------
Long Term Debt                                          $ 160,610    $         59,943   $ 100,133   $     120    $         414
Capital lease obligations                                   2,666                 195       2,273         198                -
Operating Leases                                           13,569               6,471       6,527         571                -
Post-retirement and other benefit obligations               6,723                 104       1,986       1,833            2,800
                                                        ---------    ----------------   ---------   ---------    -------------
Total Contractual Cash Obligations                      $ 183,568    $         66,713   $ 110,919   $   2,722    $       3,214
                                                        =========    ================   =========   =========    =============

         Summary of Cash Flows. Cash and cash equivalents decreased by $1.7 million in the twelve months of 2003 compared to an increase of $1.0 million in the comparable period of 2002. This $2.7 million reduction in cash flow resulted principally from the following:

         - A $6.1 million net decrease in cash flow from operating activities attributable to a $6.2 million decrease in net income after non-cash adjustments partly offset by a 0.1 million favorable working capital variance. The favorable working capital variance was attributable to a $4.3 million increase in payables and other liabilities, offset by a $0.8 million net decrease in receivable collections and a $3.4 million build-up in inventory. The increase in payables was attributable in France to a corresponding build-up in inventory in 2003 stemming from the banks' requirement that CPS purchase the non-personalized base stock transaction card and pass along the cost to the banks; at ABN from payments made in 2002 for non-performing lease obligations; and at LM in Australia due to higher inventory levels in 2003 related to the higher cost of specially treated paper used for check customers in addition to accelerated purchases at the end of 2003. These increases were partly offset by lower payables in Brazil resulting from the elimination of costs associated with the loss of a customer in electronic print. Brazil also accelerated payments to paper suppliers in 2003 in order to take advantage of supplier discounts. The increased receivable and inventory levels principally were related to the large collection of USDA food coupon orders in 2002 at ABN, the banks' requirement at CPS as discussed above, and the higher cost of paper stock in Australia. The increased receivables were partly offset by improved collections in Brazil and Australia.

         - A $1.5 million net increase in cash flow from investing activities attributable to a $1.5 million net reduction in capital expenditures in 2003 and a decrease in investments in smart card joint ventures at LM of $0.5 million in 2003, partly offset by the $0.5 million of proceeds received from the one-time private sale of certain printed materials outside the ordinary course of business by ABN in 2002. Of the $1.5 million net decrease in capital expenditures in 2003, $1.5 million and $0.6 million of the decrease were attributable to LM and Brazil, respectively, partly offset by $0.4 million and $0.2 million of increase at France and ABN, respectively.

         - A $1.1 million net increase in cash from financing activities attributable to lower repayments of $2.9 million related to the prior year pay down of the working capital facility at ABN, net increased borrowings at CPS in France of $0.6 million and at ABN of $0.8 million in 2003, a $0.8 million net reduction in repayments on short-term equipment financing in Brazil, and a $0.2 million reduction in dividends paid to minority shareholders in 2003. These net cash flow increases were partly offset by $1.3 million of decreased borrowings by LM in Australia in 2003 under its revolving credit facility and the Company's use of $2.9 million to buy back its Senior Notes in 2003.

         - A $0.8 million net increase in cash due to the impact of favorable exchange rate valuation in 2003 on cash balances on hand.

Economic Conditions And Currency Devaluation

         The Company has significant operations in Brazil, Australia, Argentina and France. In 2003 and in recent years, on a consolidated basis, the Company has experienced significant foreign exchange rate fluctuations.

         In 1999, 2001 and 2002, the Brazilian Real experienced tremendous volatility with a devaluation versus the US Dollar of approximately 48%, 40% and 41%, respectively. In 2004 and 2003, the Real has strengthened against the US Dollar although it still continues to experience exchange rate volatility, as the average exchange rate devaluation for the twelve months ended December 31, 2003 was 5%, against the US Dollar when compared to the prior year. The Real ended 2003 at R$2.89 to the US Dollar, an improvement of approximately 22% from its rate at the beginning of that year (R$3.53). In 2002, the Real devalued to its lowest level by over 41% against the US Dollar as of October 22, 2002 (R$3.96), when compared to the beginning of 2002 (R$2.35). As of March 17, 2004 the Real had strengthened to R$2.90 to the US Dollar. Given its historic volatility, there is no guarantee that the Real will either improve or stabilize at any certain level against the US Dollar. As the Parent continues to rely upon ABNB for dividends to upstream cash to the Parent, there is no guarantee or assurance that significant further devaluation will not adversely affect the Parent's ability to fund its operating expenses in the future. Furthermore, the continued long-term threat of currency devaluation could severely impact the Company's ability to repay its Senior Notes due January 31, 2005.

         In an effort to end its lengthy recession, in January 2002 Argentina abandoned its Peso-Dollar currency peg system. Initially the Peso was reset at an official rate of US $1 = AR $1.40. In February 2002, the official rate was abandoned and the currency was allowed to float freely on currency markets. At March 17, 2004, the quoted exchange rate for the Peso on freely trading markets was approximately US$1 = AR$2.91.

         The severe and ongoing economic and political instability in Argentina continues to negatively impact the carrying value of Transtex. However, despite these issues, Transtex has generated positive operating income and cash flow for the twelve months ended December 31, 2003. Throughout 2002, the Argentine government imposed a moratorium on dividend repatriations outside the country. The government has since lifted this ban and, as a result, the Parent was able to receive $0.5 million in dividends from Transtex in 2003. Despite the lifting of this ban, there can be no assurance that the ability to repatriate dividends freely out of the country will continue on a consistent basis or that Transtex will continue to generate positive cash flow.

         In France, the Euro continues to remain strong against the US dollar and has appreciated by an average of approximately 20% compared to the prior year. However cash dividends from CPS to the Parent were only $0.7 million and are not considered significant.

         As for LM, the Parent is unable to repatriate dividends from its Australian subsidiary due to restrictions under its banking facility (see below). In 2003 the Australian Dollar experienced an average appreciation of approximately 20% versus the US Dollar when compared to 2002.

         Despite the Real's recent strengthening, the continued devaluation to date and the long-term threat of currency devaluation in Brazil and elsewhere, (along with the weakness of certain product lines at ABN, and the diminished value of LM) will severely impact the Company's ability to repay its Senior Notes due January 31, 2005. See "Liquidity and Capital Resources" for further information.

Ability to Service Debt

         The high level of the Parent's Senior Note indebtedness, $100.0 million at December 31, 2003, poses a high degree of uncertainty as to the Company's ability to repay this debt upon the January 31, 2005 maturity date. Absent a significant increase in available free cash flow from operations, it is the Parent's intention from now until the maturity date to continue to pay in kind its semi-annual interest payments on the Senior Notes in lieu of cash interest, as permitted under its revised indenture. As a result, it is highly unlikely that the Company will generate sufficient future cash flow from operations to repay these Senior Notes upon maturity. This factor combined with the Company's limited access to capital and financial markets for the purpose of obtaining new financing or equity to refinance the Senior Notes make it highly likely that the Company would require a further restructuring, bankruptcy or partial or total liquidation or sale of the Company.

         In addition to the indebtedness represented by the Company's Senior Notes described above, the Company's Australian subsidiary, LM, is highly leveraged with approximately $59.9 million of local bank debt, which is non-recourse to the Parent. The Parent and LM notified LM's Banking Syndicate in December 2000 that LM would be unable to fully repay the loan by the December 31, 2001 maturity date and therefore requested that the banks consider a modification, restructuring and extension to the existing terms of the present banking facility.

         On July 26, 2001, the Banking Syndicate and LM entered into an agreement with respect to the LM Debt extending the maturity date of the loan for three years, along with an interest rate reduction equal to approximately 50% of its current interest rate on the borrowings. The amended agreement required LM to make a $1.2 million principal repayment due on the second anniversary of the amendment with the balance of the loan maturing on June 24, 2004. In exchange for these amendments and the return of a 5% equity interest granted to the Banking Syndicate in 2000, LM's Banking Syndicate will receive approximately ten percent (10%) of LM's equity which will vest over a period of time. As a condition to the amendment, the Parent made a capital contribution of $1.2 million to LM in June 2001.

         LM's management continues to hold in abeyance certain short-term profit improvement programs requiring the use of capital, pending its ongoing discussions with LM's banking syndicate as to whether a further restructuring, refinancing and or re-capitalization of the LM bank debt in advance of the June 2004 loan maturity date can be accomplished. In April 2003, as a result of an agreement between the Company, LM and the Banking Syndicate to place LM up for sale, the Banking Syndicate consented to defer the June 2003 $1.2 million principal repayment to the June 24, 2004 final maturity date of the loan. In addition, in the second quarter of 2003, the Banking Syndicate agreed to suspend all financial covenant testing on a monthly basis during the sale period, which has been extended during the ongoing restructuring discussion between the Company and the Banking Syndicate. As a result, the total amount of the loan has been classified as current. (See "Liquidity and Capital Resources and "Ability to Service Debt" for further information).

         In the first quarter of 2004, the Company sold LM's New Zealand subsidiary to a local management group. As a result of the sale, LM will receive approximately $4.3 million in cash resulting in a pre-tax gain of approximately $3.5 million. The net proceeds from the sale will be utilized to pay down approximately $3.6 million of LM's bank debt and approximately $0.7 million will be used to fund working capital as mutually determined by the Company and the Banking Syndicate pursuant to the proposed restructuring plan discussed below.

PROPOSED 2004 LM RESTRUCTURING

         In the third quarter of 2003, the Banking Syndicate evaluated the public sale process conducted by LM's financial advisors. After reviewing all options, the Banking Syndicate elected not to sell LM but instead entered into negotiations with LM and the Company, and subsequently verbally agreed (subject to final documentation) in principle to restructure LM's bank debt through a combination of debt forgiveness of approximately $45 million in exchange for a preferred and common equity swap, thereby leaving approximately $15 million of debt on LM's books. This transaction would give the Banking Syndicate an initial controlling equity stake in LM and would result in the Parent relinquishing control in exchange for approximately 11% of the preference stock and a potential future equity interest that could vest to 40% once the restructured bank debt is fully amortized. The final terms and conditions are expected to be completed sometime during the second quarter of 2004. The exchange is expected to result in a non-cash gain to the Company to the extent of the net discharge of the Parent's equity deficit in LM which is approximately $53.9 million at December 31, 2003 and the value in its minority interest position based upon the fair value received in preference stock which is estimated to be approximately $2.1 million.

         While agreements in principle between the Company, LM and the Banking Syndicate have resulted in satisfactory arrangements in the past, there is no certainty that the above process will be satisfactorily concluded. As of March 26, 2004, the parties remained disagreed on certain material aspects of the agreement. In the event that these discussions are not satisfactorily concluded, there is a possibility LM may not be able to continue as a going concern absent further accommodation from the Banking Syndicate. Moreover, LM's capital constraints have caused local management difficulty in upgrading computer and other systems that, in turn, continue to hamper their ability to effectively and efficiently operate, evaluate, restructure and report the operations of the business. It is anticipated that the restructuring will provide the future liquidity necessary to upgrade and enhance the quality of LM's overall financial reporting environment. Under the terms of the LM Debt, dividends payable to the Parent are prohibited.

CRITICAL ACCOUNTING POLICIES

Use of Estimates

         The preparation of the financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited, to the useful lives of fixed assets, allowances for doubtful accounts and product returns, inventory and warranty reserves, fixed asset and investment impairment charges, facilities lease losses and other charges, accrued liabilities and other reserves, taxes, and contingencies. Actual results could differ from these estimates.

Intangible Assets

         Patents and certain other intangibles are amortized over their useful lives. Beginning in 2002 and in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), Goodwill is reviewed for impairment on an annual basis. Goodwill was amortized over periods ranging from 20 to 30 years using the straight-line method. As a result of the adoption of SFAS 142 in 2002, the non-amortization of Goodwill had the effect of increasing the Company's income by approximately $2.2 million. In October 2002, in accordance with SOP 90-7, the Company implemented Fresh Start reporting and recorded any portion of the fair value of the Reorganized Company's assets that was not attributed to specific tangible or identified assets as Goodwill. The balance of Goodwill at December 31, 2003 and 2002 after performing the annual impairment test in accordance with SFAS 142 was $72.1 million and $99.6 million, respectively.

Fair Value of Financial Instruments

         The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates the fair value because of the short maturity of those instruments. The carrying amounts of revolving credit facilities approximates the fair value since these debt instruments have variable interest rates similar to those that are currently available to the Company.

Long-Lived Assets

         The Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that a recorded asset might not be recoverable by taking into consideration such factors as recent operating results, projected undiscounted cash flows and plans for future operations. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

         Revenue is recognized when goods are shipped, or in certain situations upon customer acceptance, and title has passed. In some instances, at the customer's request, arrangements are made to provide on-site secure storage at the Company's premises. The Company treats this service as a component of a multiple element arrangement and revenue is allocated among the elements based on their respective fair values. The amount allocated to storage revenue is recognized over the expected storage period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements in this Form 10-K, under the captions, "The Company," "Business," and "Management Discussion and Analysis of Financial Condition and Results of Operations" and in certain documents incorporated by reference herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve unknown and uncertain risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Forward-looking statements are identified by the use of forward-looking words or phrases such as "anticipates," "intends," "expects," "believes," "estimates," or words or phrases of similar import. These forward-looking statements are subject to numerous assumptions, risks, and uncertainties, and the statements looking forward beyond 2003 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated by the forward-looking statements.

         Factors that could cause actual results to differ materially include, but are not limited to those described below:

         - The Company's existing debt obligations and history of operating losses;

         - The Company's ability to have access to capital markets to raise capital to restructure, reorganize and/or grow our business;

         - General economic, political, market and business conditions, which may, among other things, affect demand for the Company's products;

         - Economic conditions, inflation, recession and currency exchange rates in those foreign countries in which the Company generates a large portion of its sales (including Brazil and Australia which accounted for approximately 44%, and 36%, respectively, of consolidated sales) and particularly in Brazil, where the majority of positive foreign operating income is generated by ABNB ($8.2 million exclusive of Goodwill impairment), which may, among other things, affect the Company's ability to service its debt;

         - New product development and technological advances which may, among other things, affect the Company's printing business and certain government contract performance;

         - Commencement of war, armed hostilities, terrorist activities or other similar international calamity directly or indirectly involving or affecting the United States or any one of the Company's foreign subsidiaries or joint venture partners;

         - New plant and contract start-up conditions which may, among other things, affect the profitability of the Company's operations;

         -        Seasonality;

         -        Competition;

         -        Changes in business strategy or expansion plans;

         -        Raw material costs, availability and price volatility;

         -        Customer inventory levels;

         -        The loss of any of the Company's significant customers;

         - The ability to achieve anticipated cost reductions and synergies;

         -        The possibility of unsuccessful bids for government contracts;

         - Changes in, or the failure of the Company to comply with, government regulations, bid requirements or product specifications; and

         -        Other factors referenced in this Annual Report.

         The Company's stock and bond business is also subject to certain risks, such as the trend towards shorter settlement cycles, book entry ownership and the overall weakness in the stock market, which may impact future results. The continued trend towards shorter settlement cycles and electronic book entry ownership have significantly impacted the volume of stock and bond certificate sales. This risk has been further exacerbated by the Securities and Exchange Commission's order dated July 26, 2001, which granted approval to the NYSE to change its physical format requirements for stock and bond certificates (the "Rule Change"). The Rule Change eliminated the NYSE's Listed Company Manual's requirements pertaining to certificate printing and appearance, and retained only the requirements specifying content. As a result, those requirements no longer mandate the use of intaglio printing or the inclusion of a vignette on the face of the certificate. As a result, there is no guarantee that the complete elimination of or substantial further reduction in the use of intaglio printing or for that matter the certificate in general could not occur, the result of which could have a material adverse effect on the sales, earnings and cash flow of the Company. In addition, the recent movement by many large companies towards paperless electronic transaction settlement could have a further impact on volume reduction in stock and bond certificates.

         The verbal notification given by the USDA in the third quarter of 2002 that it did not anticipate the need to place any further purchase orders for the production of food coupons for the remainder of the term of its requirements contract with ABN, has had a significant impact on the Company's cash flow. While revenue from food coupons as a percentage of total consolidated sales for 2002 and 2001 is small (approximately 3.5% and 3.3%, respectively), the gross margins are significant ($4 million in 2002 and 2001). The reduction in operating margins from food coupon sales will have a direct and significant effect on the cash flow of ABN as well as the level of dividends that will be available to the Parent.

         In the third quarter of 2003, the USDA gave ABN final notification and delivery instructions for the remaining food coupons held in secure storage by ABN pursuant to its distribution contract with the USDA which expired on September 30, 2003. ABN fully performed and completed the remaining two months of service pursuant to the terms of this contract, and in the normal course billed the USDA approximately $1.5 million in accordance with the contract. ABN formally requested in writing that it be paid in full pursuant to the terms of the contract and the USDA formally denied approximately $1.4 million of ABN's claim. ABN believes it has fully complied with all terms under such contract. However, pursuant to the revenue recognition rules under Statement of Accounting Bulletin ("SAB") 101, the Company has not as of this date recognized any of the revenue on these services as a result of the USDA's rejection of ABN's claim. On March 19, 2004 ABN filed a complaint before the USDA Board of Contract Appeals, seeking a judgment in the amount of $1.5 million plus interest thereon.

         Furthermore, the failure by ABN to fully recover its final invoicings from the USDA under its distribution contract has and will continue to have a direct and significant effect on the cash flow of ABN as well as the level of dividends that will be available to the Parent.

         Despite the increase in operating efficiencies and reductions in manufacturing and overhead costs achieved through its restructuring, ABN continues to be negatively impacted by a decline in demand for its products due to the growth of electronic commerce. Overall there has been a continued movement toward the dematerialization of paper-based documents as well as the complete or partial elimination of intaglio printing as a security feature. For example, volumes for stock and bond certificates and food coupons have shown significant declines over the past several years.

         Overall, the business that the Company engages in within both its domestic and foreign operations are in highly competitive markets. With respect to certain of its products, the Company competes with other non-secure commercial printers. Strong competitive pricing pressures exist, particularly with respect to products where customers seek to obtain volume discounts and economies of scale. The consolidation of certain financial and banking customers within certain of the Company's markets, particularly in Brazil, Australia and France, has created greater competitive pricing pressures and opportunities for increased volume solicitation. In addition, there are several smaller local competitors in Brazil who have manufacturing and service capabilities in certain transaction cards and systems (including driver's license programs) and have therefore created additional competitive pricing pressures. With respect to driver's licenses in Brazil, additional competitors have begun competitively bidding on several Brazilian states as contracts come up for renewal. Also, many of the Company's larger card competitors, particularly in Europe, have significant excess capacity and have therefore created an environment of significant competitive pricing pressures. Alternative goods or services, such as those involving electronic commerce, could replace printed documents and thereby also affect demand for the Company's products.

         In addition to factors previously disclosed herein, certain other factors could cause actual results to differ materially from such forward-looking statements. All written and verbal forward-looking statements attributable to the Company, or persons acting on behalf of the Company, are expressly qualified in their entirety by reference to such factors.

         The Company's forward-looking statements represent its judgment only on the dates such statements are made. By making any forward-looking statements, the Company, and its employees, agents and representatives, assume no duty to update them to reflect new changed, or unanticipated events or circumstances.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

IMPACT OF INFLATION

         The introduction by the Brazilian government of a new currency in 1994 in order to achieve the government's economic stabilization program effectively eliminated the country's hyper-inflation. As a result of this program, the inflation rate has decreased substantially to approximately 10% for 2003 as compared to 941% for 1994. Consequently, the Company is no longer required to translate ABNB's financial statements as if ABNB were operating in a hyperinflationary economy whereby gains and losses resulting from translation and transactions were reflected in earnings. The Company follows the non-hyperinflationary method for ABNB as well as its other foreign subsidiaries in accordance with FASB Statement No. 52 "Foreign Currency Translation." As a result, the Company translates its foreign subsidiaries by reflecting exchange gains and losses in other comprehensive income as a separate component of shareholders' equity. As a result of the recent economic improvement in Argentina in 2003 over 2002, inflation in that country has improved to approximately 2% in 2003 as compared to approximately 118% in 2002. The Company's US, Australian, New Zealand and French operations were not affected materially by inflation in 2003.

ARGENTINE ECONOMIC RECESSION

         The Argentine economy continues to experience high levels of government debt, interest rates and unemployment. The government has imposed zero deficit budget spending measures at the federal and local levels in an attempt to continue to try to stabilize its economy and currency. Despite the economic environment in Argentina, Transtex has generated positive operating income and cash flow for the year ended December 31, 2003. Throughout 2002, the Argentine government imposed a moratorium on dividend repatriations outside the country. The government has since lifted this ban and, as a result, the Parent was able to receive $0.5 million dividend from Transtex in 2003. Despite the lifting of this ban, there is no guarantee that Transtex can continue to repatriate dividends freely out of the country or continue to operate at its current level in the present economic environment, particularly with credit institutions placing a hold on many lending activities which directly impacts the issuance of credit cards to consumers. As the operations of Transtex are very small in relation to the consolidated group, the Company believes that any negative impact resulting from its Argentine operations will not have a material adverse effect on the Company.

FOREIGN OPERATIONS AND FOREIGN CURRENCY

         The Company's foreign exchange exposure policy generally calls for selling its domestic manufactured product in US Dollars and, in the case of LM, ABNB and CPS, selling in their national currencies, in order to minimize transactions occurring in currencies other than those of the originating country. For the twelve months ended December 31, 2003, the Company experienced an average devaluation in the Brazilian and Argentine currencies of approximately 5% and 1%, respectively. As ABNB is the Company's largest subsidiary, historically contributing approximately half of the revenues, operating profit and cash flow of the consolidated group, continued volatility in the Real could severely further impact the Company's ability to repay upon maturity its Senior Notes due January 31, 2005.

         The Company has, from time to time, entered into foreign currency option contracts in order to limit the effect of currency fluctuations on future expected cash receipts which are used for general Company purposes, including debt service. The options generally have covered periods from two to four months from the date of purchase. However, with the significant devaluation and volatility of the Brazilian currency over the past two years, the market to purchase foreign currency option contracts is either non-existent or prohibitively expensive. The Company has been at times successful in purchasing short term contracts in Argentina when available and where not cost prohibitive. When practical, the Company has established restricted investment accounts which are controlled by the Parent, and in the case of ABNB, have funds which are from time to time invested in US Dollar-indexed money market investments. Such activities may be discontinued at any time depending on, among other things, management's views concerning future exchange rates, local interest rates and the cost of such contracts. At present, the current interest rate in Brazil of approximately 16.5% for local denominated investments is far greater than the return that would be earned in a US Dollar-indexed account, thereby rendering this type of hedging mechanism ineffective in the opinion of management. Therefore the Company has not engaged in material hedging activities. Currently, repatriation of earnings from ABNB is permitted, subject to certain approvals. Dividends or distributions from Brazil could be subject to government restrictions in the future. In 2003, 2002 and 2001, the Company received approximately $3.9 million, $4.6 million and $2.4 million, respectively in cash dividends from ABNB.

         Earnings on foreign investments, including operations and earnings of foreign companies in which the Company may invest or rely upon for sales, are generally subject to a number of risks, including high rates of inflation, recession, currency exchange rate fluctuations, trade barriers, exchange controls, government expropriation, energy risks and political instability and other risks. These factors may affect the results of operations in selected markets included in the Company's growth strategy, such as in Latin America and Asia. For example, the ongoing economic volatility in Argentina has affected the sales, operating income and cash flow of that subsidiary and has also adversely impacted the strength of the Brazilian currency. The Company's financial performance on a dollar-denominated basis can be significantly affected by these changes. The Company's cash balances and borrowings in foreign currency can mitigate the effects of fluctuating currency exchange rates; however, borrowings and investments in foreign currency and markets may not be available or practical and may face local interest rate and principal risks. In addition, adverse changes in foreign interest and exchange rates could adversely affect the Company's ability to meet its interest and principal obligations on the Parent's Senior Notes.

         See Notes A and P of "Notes to Consolidated Financial Statements" for the disclosure of certain financial information relating to foreign operations.

         The Company has from time to time reorganized and restructured, and may in the future reorganize and restructure, its foreign operations based on certain assumptions about the various tax laws (including capital gains and withholding tax), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While management believes that such assumptions are correct, there can be no assurance that foreign taxing or other authorities will reach the same conclusion. If such assumptions are incorrect, or if such foreign jurisdictions were to change or modify such laws, the Parent may suffer adverse tax and other financial consequences which could impair the Parent's ability to meet its obligations and the Company's other subsidiary indebtedness.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         The consolidated financial statements and schedules, together with the Independent Auditors' Report thereon, are set forth in Item 15 (a)(1) and (2) of this Form 10-K, and are only presented for the year ended December 31, 2003 (Successor Company), three months ended December 31, 2002 (Successor Company), the nine months ended September 30, 2002 (Predecessor Company) and the year ended December 31, 2001 (Predecessor Company).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         On April 5, 2001, Ernst & Young LLP ("E&Y") advised the Parent that it was resigning as the Parent's independent accountants. E&Y had verbally advised the Parent that it was resigning because it had concluded that it was unwilling to rely on the representations of certain members of management. E&Y advised the Parent that it reached this conclusion because of the uncompleted investigations of the United States Attorney's Office for the Southern District of New York and the Securities and Exchange Commission relating to the revenue recognition issues involving the Parent's former subsidiary, ABH, a $1.5 million consulting fee that one of the Parent's subsidiaries had agreed to pay to a consultant in connection with a foreign printing project, and past and potential future SEC proceedings involving certain members of management.

         E&Y was engaged by the Parent as its independent accountants in March 2000 and had not issued a report on the Parent's financial statements for any fiscal period.

         During the period prior to its resignation, there were no disagreements with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement(s) in connection with its audit report on the Parent's financial statements if issued. Nor had E&Y discovered any facts which lead it to believe that any misconduct of any kind had occurred during the period covered by its engagement.

         E&Y had discussed its concerns with a non-employee director of the Parent.

         The Board of Directors authorized the Parent to engage the firm of Ehrenkrantz Sterling & Co. LLC (a member of DFK International) ("ES"), to serve as the Parent's independent accountants. The Parent has authorized E&Y to fully respond to inquiries of ES, or any other successor accountant, concerning the reasons for E&Y's resignation and any other matters.

         The Parent had not consulted with ES regarding the application of accounting principles or practices to any specific transaction, or the type of audit opinion that might be rendered on the Parent's financial statements. Since there was no disagreement between the Parent and E&Y on any matter of accounting principles or practices or any reportable events, the Parent had not consulted with ES regarding any matter that was the subject of a disagreement or a reportable event.

ITEM 9A. CONTROLS AND PROCEDURES.

         (a) Evaluation of Disclosure Controls and Procedures

         Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of the end of the period covered by this report were designed and were functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. We believe that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

         (b) Change in Internal Control over Financial Reporting

         No change in our internal control over financial reporting occurred during our most recent fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

         The following table sets forth certain information regarding the current executive officers and directors of the Parent. All officers serve at the discretion of the Board of Directors.

           Name               Age    Officer/Director Since                             Position
           ----               ---    ----------------------                             --------
Steven G. Singer              43          November 2000            Chairman of the Board and Chief Executive Officer
C. Gerald Goldsmith (a)(b)    76          December 1990            Chairman Emeritus and Director
Sidney Levy                   47          June 1998                Director
Raymond L. Steele (a)(b)      70          March 2001               Director
Lloyd Miller (a)              49          October 2002             Director
James Dondero                 41          October 2002             Director
Steven A. Van Dyke (b)        44          July 2001                Director
Patrick J. Gentile            45          June 1995                Executive Vice President and Chief Financial Officer
David M. Kober                40          May 2002                 Vice President and General Counsel
Craig D. Weiner               38          April 2002               Acting Treasurer
Elaine Lazaridis              41          October 2001             Corporate Secretary & Chief Administrative Officer

(a) Audit Committee Member

(b) Compensation Committee
    Member

         STEVEN G. SINGER has served as Chairman of the Board and Chief Executive Officer and as a Director of the Parent since November 2000. From 1995 through 2000, Mr. Singer served as Executive Vice President and Chief Operating Officer of Romulus Holdings, Inc., a family owned investment fund. Mr. Singer also serves as Chairman and Chief Executive Officer of Pure 1 Systems, a manufacturer and distributor of water treatment products. Mr. Singer is a Director and the Non-Executive Chairman of the Board of Globix Corporation and of Motient Corporation, both publicly traded companies.

         C. GERALD GOLDSMITH has been an independent investor and financial advisor since 1976. He has served as a director of Palm Beach National Bank and Trust since 1991, Innkeepers USA Trust since 1996, and Plymouth Rubber Company, Inc. since 1998.

         SIDNEY LEVY has served as Director of the Parent since June 1998 and has served as President of ABNB since February 1994.

         RAYMOND L. STEELE has served as a Director of the Parent since March 2001. Mr. Steele has served as a director of Modernfold, Inc. since 1991, I.C.H. Corporation since 1998, DualStar Technologies Corporation since 1998 and Globix Corporation since 2003.

         STEVEN A. VAN DYKE has served as a Director of the Parent since July 2001. He has been a managing principal of Bay Harbour Management L.C. since 1987. Bay Harbour is an investment advisor and manages private equity and debt funds. He is a Chartered Financial Analyst and is a member of both the Financial Analysts Society of Central Florida and the Association for Investment Management and Research. Mr. Van Dyke has served on the board of directors of Barneys New York, Inc. since 1999 and Buckhead America Corporation since 1997.

         LLOYD I. MILLER has served as Director of the Parent since October 2002. Mr. Miller is an independent investor and currently serves as a director of Aldila, Inc., Stamps.com, Celeritek Inc., and Dynabazaar. He is a member of the Chicago Board of Trade and the Chicago Stock Exchange, and is a Registered Investment Advisor.

         JAMES DONDERO has served as Director of the Parent since October 2002. Mr. Dondero has served as President of Highland Capital Management, L.P., a registered investment advisor specializing in credit and special situation investing, since 1993. Mr. Dondero currently serves as a director of NeighborCare, Inc., Hedstrom, Audio Visual Corporation and Motient Corporation.

         PATRICK J. GENTILE has served as Executive Vice President and Chief Financial Officer since October 2001, as Senior Vice President Finance and Chief Accounting Officer from September 1998 to October 2001, as Vice President and Comptroller from June 1995 to September 1998, and as Comptroller from 1989 to June 1995. Mr. Gentile also served as Assistant Comptroller of a predecessor of the Parent from 1986 to 1989.

         DAVID M. KOBER has served as Vice President and General Counsel since May 2002. He previously served as Vice President and General Counsel at Art Kober and Associates, Inc., a direct marketing and venture capital firm from 1988 to May 2002 and, prior to such time, was associated with the law firm of Paul, Weiss, Rifkind, Wharton & Garrison, New York, NY.

         CRAIG D. WEINER has served as Acting Treasurer since September 2002, and as Director of Financial Reporting since May 2002. Mr. Weiner worked from 1998 to May 2002 as a consultant on various assignments with Resources Connection LLC and from 1997 to 1998 served as Controller at Gund, Inc., an international toy manufacturer.

         ELAINE LAZARIDIS has served as Corporate Secretary and Chief Administrative Officer since October 2001. From 1995 to 2001, she served as the Vice President and Secretary of Romulus Holdings, Inc., a private investment fund. Previously she has served as the Director of Human Resources for First Pacific Networks, a telephone apparatus provider, and as Director of Administration for the Cooper Companies, Inc., a supplier of diversified healthcare products and services.

         Each of the directors had been approved by the Bankruptcy Court to serve on the Board of Directors effective on the consummation of the Plan.

AUDIT COMMITTEE FINANCIAL EXPERT

         The members of the Audit Committee are Messrs. Goldsmith, Miller and Steele, all of whom are independent directors. The Board of Directors has determined that each of Messrs. Goldsmith, Miller and Steele qualify as an "audit committee financial expert" as that term is defined in Section 401 of Regulation S-K.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Parent's executive officers and directors, and persons who own more than 10% of the Parent's Common Stock to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten-percent stockholders are required by SEC regulations to furnish the Parent with copies of all such reports they file.

         Based solely on a review of the copies of such reports received by us with respect to fiscal 2003, or written representations from certain reporting persons, to the best of our knowledge, the Parent believes that all Section 16(a) filing requirements applicable to its officers, directors and greater than ten-percent beneficial owners were complied with through December 31, 2003.

CODE OF ETHICS

         In 2004, the Parent adopted the American Banknote Corporation Code of Business Conduct and Ethics (the "Code of Ethics"), a code that applies to the Board of Directors, Chief Executive Officer, Chief Financial Officer, and other financial professionals. The Code of Ethics is publicly available on our website at www.americanbanknote.com. If we make any substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics to any person covered by the Code, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

ITEM 11. EXECUTIVE COMPENSATION.

     See Item 13.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

     See Item 13.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The information required for Items 11, 12 and 13, is incorporated herein by reference to the Amendment to this Annual Report on Form 10-K to be filed no later than April 30, 2004.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

AUDIT FEES

         Ehrenkrantz Sterling & Co. L.L.C. ("Ehrenkrantz") billed the Parent an aggregate of $275,000 for professional services rendered by them for the audit of the Parent's annual consolidated financial statements for 2003, and reviews of the interim consolidated financial statements included in the Parent's Form 10-Q's filed during 2003. Ehrenkrantz billed the Parent an aggregate of $231,850 for professional services rendered by them for the audit of the Parent's annual consolidated financial statements for 2002 and, reviews of the interim consolidated financial statements included in the Parent's Form 10-Q's filed during 2002.

AUDIT-RELATED FEES

         Ehrenkrantz billed the Parent $9,000 in the aggregate in each of 2003 and 2002 for assurance-related services rendered by Ehrenkrantz in connection with the audit of the Company's pension plan.

         No other fees were billed by Ehrenkrantz with respect to 2003 or 2002.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT AUDITORS.

         The policy of the Audit Committee of the Parent is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services, and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. The Audit Committee pre-approved all audit and audit-related fees described above.

                                     PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a)      The following documents are filed as a part of this report on Form
10-K:

         1. The following consolidated financial statements are included as follows:

              Independent Auditors' Report                                   F-1

              Consolidated Balance Sheets as of December 31, 2003 and
                December 31, 2002 (Successor Company)                        F-2

              Consolidated Statement of Operations for the twelve months ended December 31, 2003, (Successor Company) the three
                 months ended December 31, 2002 (Successor Company),
                 the nine months ended September 30, 2002 (Predecessor
                 Company), and the year ended December 31, 2001
                 (Predecessor Company)                                       F-4

              Consolidated Statement of Cash Flows for the for the
                 twelve months ended December 31, 2003 (Successor
                 Company), the three months ended December 31, 2002
                 (Successor Company), the nine months ended September
                 30, 2002 (Predecessor Company), and the year ended
                 December 31, 2001 (Predecessor Company)                     F-5

              Consolidated Statement of Stockholders' Deficit and
                 Comprehensive Income for the for the twelve
                 months ended December 31 2003 (Successor Company), the
                 three months ended December 31, 2002 (Successor Company),
                 the nine months ended September 30, 2002 (Predecessor
                 Company), and the year ended December 31, 2001
                 (Predecessor Company)                                       F-6

              Notes to Consolidated Financial Statements                     F-8

         2. The following consolidated financial statement schedules are included as follows:

              Schedule I - Condensed Financial Information of Parent         S-1

              Schedule II - Valuation and Qualifying Accounts                S-5

              All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

         3.   Exhibits:  See "Exhibit Index"

(b)      Reports on Form 8-K

         None.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of American Banknote Corporation
New York, New York

         We have audited the accompanying consolidated balance sheets of American Banknote Corporation, a Delaware corporation and subsidiaries, as of December 31, 2003 and 2002, and the related consolidated statements of operations, cash flows, and stockholders' equity (deficit) and comprehensive income for the year ended December 31, 2003 (Successor Company), the three months ended December 31, 2002 (Successor Company), the nine months ended September 30, 2002 (Predecessor Company), and the year ended December 31, 2001 (Predecessor Company). Our audit also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits, provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Banknote Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 (Successor Company), the three months ended December 31, 2002 (Successor Company), the nine months ended September 30, 2002 (Predecessor Company), and the year ended December 31, 2001 (Predecessor Company), in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's results for the year ended December 31, 2003, along with insufficient funding sources to satisfy its indebtedness (absent a restructuring of its Senior Notes due January 31, 2005), continue to raise substantial doubt as to its ability to continue as a going concern at December 31, 2003. Management's plans in regard to these matters are discussed in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ehrenkrantz Sterling & Co., L.L.C.

Livingston, New Jersey
March 19, 2004

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

                                                                                December 31,
                                                                            2003           2002
                                                                       (Successor Co)  (Successor Co)
                                                                       --------------  --------------
ASSETS
Current assets
    Cash and cash equivalents                                            $   9,101       $  10,769
    Accounts receivable, net allowance for doubtful
       accounts of $1,249 in 2003 and $1,120 in 2002                        26,922          24,714
    Inventories, net of allowances of $314 in 2003 and $594 in 2002         24,752          16,491
    Prepaid expenses and other                                               3,745           4,184
    Deferred tax assets                                                      2,244           1,712
                                                                         ---------       ---------
                   Total current assets                                     66,764          57,870
                                                                         ---------       ---------

Property, plant and equipment
    Land                                                                     2,179           1,835
    Buildings and improvements                                               9,865           8,183
    Machinery, equipment and fixtures                                      101,586          82,501
    Construction in progress                                                    34              46
                                                                         ---------       ---------
                                                                           113,664          92,565
    Accumulated depreciation and amortization                              (60,379)        (42,427)
                                                                         ---------       ---------
                                                                            53,285          50,138
                                                                         ---------       ---------

Other assets                                                                 3,322           5,121

Investment in non-consolidated subsidiaries                                  6,075           5,035

Goodwill                                                                    72,121          99,587

                                                                         ---------       ---------
                                                                         $ 201,567       $ 217,751
                                                                         =========       =========

                 See Notes to Consolidated Financial Statements

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

                                                                                            December 31,
                                                                                        2003           2002
                                                                                   (Successor Co)  (Successor Co)
                                                                                   --------------  --------------
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities
    Current portion of long-term debt                                                 $  59,943       $   3,186
    Revolving credit facilities of subsidiaries                                           3,833           1,933
    Accounts payable and accrued expenses                                                44,748          38,787
                                                                                      ---------       ---------
                  Total current liabilities                                             108,524          43,906
                                                                                      ---------       ---------

Long-term debt, less current portion                                                    100,667         138,265

Other long-term liabilities                                                              13,440          16,921

Deferred taxes                                                                            2,196           1,858

Minority interest                                                                        24,217          25,582
                                                                                      ---------       ---------

                  Total liabilities                                                     249,044         226,532
                                                                                      ---------       ---------

Commitments and Contingencies

Stockholders'  equity (deficit)
    Common Stock, par value $.01 per share, authorized
       20,000,000 shares, issued 11,828,571 shares at December 31, 2003 and 2002            118             118
    Capital surplus                                                                      20,893          20,893
    Retained deficit                                                                    (86,013)        (39,431)
    Treasury stock, at cost (57,756 shares at December 31, 2003 and 2002)                  (103)           (103)
    Accumulated other comprehensive income                                               17,628           9,742
                                                                                      ---------       ---------
                  Total stockholders' deficit                                           (47,477)         (8,781)
                                                                                      ---------       ---------
                                                                                      $ 201,567       $ 217,751
                                                                                      =========       =========

                 See Notes to Consolidated Financial Statements

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands)

                                                     (Successor Co)                (Predecessor Co)
                                             ----------------------------   -----------------------------
                                                Year         Three Months    Nine Months        Year
                                                Ended           Ended           Ended           Ended
                                             December 31,    December 31,   September 30,    December 31,
                                                 2003            2002            2002            2001
                                             ------------    ------------   -------------    ------------
CONTINUING OPERATIONS
Sales                                         $ 222,625       $  48,388       $ 153,888       $ 220,964
                                              ---------       ---------       ---------       ---------

   Cost and expenses
   Cost of goods sold                           171,167          36,673         110,485         164,393
   Selling and administrative                    34,553           5,946          22,534          31,247
   Restructuring                                    933              79           1,829               -
   Goodwill and asset impairment                 42,668          47,435          25,383           2,482
   Depreciation and amortization                 12,658           2,454           5,958          10,175
                                              ---------       ---------       ---------       ---------
                                                261,979          92,587         166,189         208,297

   Operating income (loss)                      (39,354)        (44,199)        (12,301)         12,667

Other expense (income)
   Post retirement plan curtailment gain           (334)         (5,001)              -               -
   Interest expense                              12,942           2,795          10,087          13,519
   Gain on senior note repurchases               (3,393)              -                                      -               -
   Other, net                                    (1,122)            (91)            630             355
                                              ---------       ---------       ---------       ---------
                                                  8,093          (2,297)         10,717          13,874

Loss before reorganization items,
   taxes on income and minority interest        (47,447)        (41,902)        (23,018)         (1,207)

Reorganizations (income) expense
   Fresh-Start adjustments                            -               -        (223,185)              -
   Reorganization costs                             360             (30)          1,160             127
                                              ---------       ---------       ---------       ---------
                                                                    (30)       (222,025)            127

Income (loss) before taxes on income
   and minority interest                        (47,807)        (41,872)        199,007          (1,334)

Taxes on income                                   4,249           4,976           2,934           2,725
                                              ---------       ---------       ---------       ---------

Income (loss) before minority interest          (52,056)        (46,848)        196,073          (4,059)

Minority interest                                (5,474)         (7,417)         24,666           1,395
                                              ---------       ---------       ---------       ---------

Income (loss) from continuing operations        (46,582)        (39,431)        171,407          (5,454)

EXTRAORDINARY ITEMS
   Gain on forgiveness of debt                        -               -          91,364               -
   Loss on debt reinstatement                         -               -          (1,844)              -
                                              ---------       ---------       ---------       ---------
                                                      -               -          89,520               -
                                              ---------       ---------       ---------       ---------
NET INCOME (LOSS)                             $ (46,582)      $ (39,431)      $ 260,927       $  (5,454)
                                              =========       =========       =========       =========

Net loss per common share -
   Basic and Diluted (1)
Continuing operations                         $   (3.96)      $   (3.35)         N/A             N/A
Extraordinary items                                   -               -          N/A             N/A
                                              ---------       ---------       ---------       ---------
                Net loss                      $   (3.96)      $   (3.35)         N/A             N/A
                                              =========       =========       =========       =========

(1) Per share amounts are not shown for the Predecessor Company due to non-comparability.

                 See Notes to Consolidated Financial Statements

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
(Dollars in thousands)

                                                                  (Successor Co)                 (Predecessor Co)
                                                           ----------------------------   -----------------------------
                                                              Year         Three Months    Nine Months        Year
                                                              Ended           Ended           Ended           Ended
                                                           December 31,    December 31,   September 30,    December 31,
                                                              2003            2002            2002            2001
                                                           ------------    ------------   -------------    ------------
Operating Activities
Net income (loss)                                           $ (46,582)      $ (39,431)      $ 260,927       $  (5,454)
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities
   Gain on repurchase of Senior Notes                          (3,393)              -               -               -
   Fresh-Start adjustments                                          -               -        (223,185)              -
   Extraordinary item - Gain on Forgiveness of Debt                 -               -         (91,364)              -
   Extraordinary item - Loss on debt reinstatement                  -               -           1,844
   Depreciation and amortization                               12,658           2,454           5,958          10,527
   Goodwill and asset impairments                              42,668          47,435          25,383           2,482
   Post retirement plan curtailment gain                         (334)         (5,001)              -               -
   Accrued pay in kind interest on Senior Notes                 9,563           2,400           6,778           8,249
   (Gain) loss on sale of assets                                  142             (12)           (550)              -
   Deferred taxes                                                (254)          3,974          (1,017)         (1,463)
   Minority interest                                           (5,474)         (7,417)         24,666           1,395
   Bad debt recovery                                             (372)              -               -               -
   Other                                                         (526)             64             395            (282)
Changes in operating assets and liabilities
   Accounts receivable                                          3,338          (3,002)          7,168          (2,846)
   Inventories                                                 (4,741)            385          (1,763)            645
   Prepaid expenses and other                                     705             482             425             184
   Accounts payable and accrued expenses                          352          (1,855)           (202)           (972)
   Pre-petition liabilities subject to compromise                   -               -               -            (365)
   Post-petition liabilities of Parent                              -               -               -            (825)
   Other liabilities                                           (1,579)             87          (3,749)           (512)
                                                            ---------       ---------       ---------       ---------
Net cash provided by operating activities                       6,171             563          11,714          10,763
                                                            ---------       ---------       ---------       ---------

Investing Activities
   Capital expenditures                                        (5,350)         (1,974)         (5,419)         (8,940)
   Proceeds from sale of assets and subsidiary                      4              12             550               -
                                                            ---------       ---------       ---------       ---------
Net cash used in investing activities                          (5,346)         (1,962)         (4,869)         (8,940)
                                                            ---------       ---------       ---------       ---------

Financing Activities
   Revolving credit facilities, net                             1,151             102          (2,808)          3,658
   Payments of long-term debt, net                                (42)            (16)            (36)         (2,820)
   Repurchase of Senior Notes                                  (2,929)              -               -               -
   Dividend to minority shareholder                            (1,139)           (355)           (979)           (966)
                                                            ---------       ---------       ---------       ---------
Net cash used in financing activities                          (2,959)           (269)         (3,823)           (128)
                                                            ---------       ---------       ---------       ---------

Effect of foreign currency exchange rate changes on
   cash and cash equivalents                                      466             332            (657)           (233)
Increase (decrease) in cash and cash equivalents               (1,668)         (1,336)          2,365           1,462
Cash and cash equivalents - beginning of period                10,769          12,105           9,740           8,278
                                                            ---------       ---------       ---------       ---------
Cash and cash equivalents - end of period                   $   9,101       $  10,769       $  12,105       $   9,740
                                                            =========       =========       =========       =========

Supplemental disclosures of cash flow information
   Taxes                                                    $   4,700       $   1,300       $   3,200       $   3,000
   Interest                                                     2,900             500           2,100           4,200
   Reorganization items                                           446             555             325           1,050

                 See Notes to Consolidated Financial Statements

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)
(Dollars in thousands)

                                                                                                     Accumulated
                          Preferred                                                                      Other
                        Stock Series     Common     Capital   Comprehensive    Retained    Treasury  Comprehensive  Total (Deficit)
                             B           Stock      Surplus        Loss        Deficit      Stock    Income (Loss)       Equity
                        ------------   ---------   ---------  -------------   ----------  ---------- -------------  ---------------
Balance -
  January 1, 2001
(Predecessor Company)     $      24    $     278   $  82,525                  $(191,883)  $  (1,285)   $ (38,279)      $(148,620)

Net loss - 2001                                                 $  (5,454)       (5,454)                                  (5,454)

Minimum
  Pension Liability                                                  (210)                                  (210)           (210)

Currency Translation
  Adjustment                                                       (7,249)                                (7,249)         (7,249)
                                                                ---------
Total Comprehensive
  Loss                                                          $ (12,913)
                          ---------    ---------   ---------    =========     ---------   ---------    ---------       ---------
Balance December 31,
  2001 (Predecessor
  Company)                       24          278      82,525                   (197,337)  $  (1,285)     (45,738)       (161,533)

Net loss  - Nine
  Months                                                        $ (28,585)      (28,585)                                 (28,585)

Currency Translation
  Adjustment                                                      (19,396)                               (19,396)        (19,396)
                                                                ---------

Total Comprehensive
  Loss                                                          $ (47,981)
                          ---------    ---------   ---------    =========     ---------   ---------    ---------       ---------
Balance
  September 30, 2002
  (Predecessor
  Company)                       24          278      82,525                   (225,922)     (1,285)     (65,134)       (209,514)

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)-(continued)
(Dollars in thousands)

                                                                                                     Accumulated
                          Preferred                                                                      Other
                        Stock Series     Common     Capital   Comprehensive    Retained    Treasury  Comprehensive  Total (Deficit)
                             B           Stock      Surplus        Loss        Deficit      Stock    Income (Loss)       Equity
                        ------------   ---------   ---------  -------------   ----------  ---------- -------------  ---------------
Recapitalization and
  Fresh Start
  Adjustments

Cancel Old shares               (24)        (278)                                                                           (302)

  Issue New Common
  Shares                                     118                                                                             118

Fresh Start
  Adjustments                                        (61,643)                   225,922       1,182       65,134         230,595
                          ---------    ---------   ---------                  ---------   ---------    ---------       ---------

Balance
at October 1, 2002
  (Successor Co)                  -          118      20,882                          -        (103)           -          20,897

Net loss - Three
  Months                                                        $ (39,431)      (39,431)                                 (39,431)

Currency Translation
  Adjustment                                                        9,742                                  9,742           9,742
                                                                ---------

Total Comprehensive
  Loss                                                          $ (29,689)
                                                                =========

Issuance of shares
  from rights offering                                    11                                                                  11
                          ---------    ---------   ---------                  ---------   ---------    ---------       ---------

Balance at December
  31, 2002 (Successor
  Co)                     $       -    $     118   $  20,893                  $ (39,431)  $    (103)   $   9,742       $  (8,781)

Net loss - 2003                                                 $ (46,582)      (46,582)                                 (46,582)

Currency Translation
  Adjustment                                                        7,886                                  7,886           7,886
                                                                ---------

Total Comprehensive
  Loss                                                          $ (38,696)
                          ---------    ---------   ---------    =========     ---------   ---------    ---------       ---------
Balance at December
  31, 2003                $       -    $     118   $  20,893                  $ (86,013)  $    (103)   $  17,628       $ (47,477)
                          =========    =========   =========                  =========   =========    =========       =========

                 See Notes to Consolidated Financial Statements

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - Basis Of Presentation And Summary Of Significant Accounting Policies

General

            American Banknote Corporation is a holding company. Through its subsidiaries in the United States, Brazil, Australia, New Zealand, France, and Argentina, it operates regionally in a single industry along one or more of three principal product lines: Transaction Cards and Systems; Printing Services and Document Management; and Security Printing Solutions. All references to the "Parent" are meant to identify the legal entity American Banknote Corporation on a stand-alone basis. All references to the "Company" are to the Parent and all of its subsidiaries, as a group.

            The Parent's principal subsidiaries are: American Bank Note Company ("ABN"), its domestic operating subsidiary, American Bank Note Ltda. ("ABNB"), a 77.5% owned Brazilian company, ABN Australasia Limited, trading as Leigh-Mardon Pty. Ltd. ("LM"), a 90% owned Australian company with an operating subsidiary in New Zealand, CPS Technologies, S.A. ("CPS"), a French company and Transtex S.A. ("Transtex"), an Argentine company.

            The Parent was incorporated in 1993 in Delaware as United States Banknote Corporation and changed its name on July 1, 1995 to American Banknote Corporation.

            In December 1999, the Parent (but none of its subsidiaries) filed a petition for reorganization relief under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Proceeding") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). On August 22, 2002, the Bankruptcy Court confirmed the Parent's Fourth Amended Plan of Reorganization (the "Plan") in the Chapter 11 Proceeding.

            On October 1, 2002, all conditions required for the effectiveness of the Plan were achieved and the Plan became effective (the "Effective Date"). On the Effective Date, the Parent cancelled all shares of its old preexisting common stock and preferred stock, and commenced the issuance of its new common stock, $.01 par value per share ("Common Stock"), and certain additional rights, warrants and options entitling the holders thereof to acquire Common Stock, in the amounts and on the terms set forth in the Plan.

            None of the Parent's subsidiaries was or has ever been a party to the Chapter 11 Proceeding or any other insolvency or similar proceeding. As a result, during the Parent's reorganization, each one of the subsidiaries continued to operate its respective business in the normal course, on a stand-alone basis.

Fresh-Start Reporting

            In accordance with the AICPA Statement of Position ("SOP") 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code, the Company adopted fresh start reporting ("Fresh Start") as of September 30, 2002. The Company recorded the effects of the Plan and Fresh Start as of October 1, 2002 which was the Effective Date of the Plan. Under Fresh Start, a new reporting entity (the "Successor Company" or the "Reorganized Company") is deemed to be created as a result of a change in control of ownership. SOP 90-7 requires, among other things, that the Company's recorded amounts of assets and liabilities be adjusted to reflect their reorganization value ("Reorganization Value"), which is defined as the fair value at the Effective Date, in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations" and Staff Accounting Bulletin No. 54. The reorganized values were accordingly recorded on the books and records of the subsidiary companies. Any portion of the Reorganized Company's assets not attributed to specific tangible or identified intangible assets of the Reorganized Company were identified as Reorganization Value in excess of amounts allocable to identified assets and were classified as goodwill ("Goodwill"). This Goodwill is periodically reviewed and measured for impairment on an annual basis in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Goodwill of the Company was $72.1 million and $99.6 million at December 31, 2003 and December 31, 2002, respectively. The change in Goodwill between periods was due to a remeasurement of the value of the Parent's subsidiaries resulting in an impairment of approximately $42.6 million partly offset by a foreign currency translation gain of approximately $15.1 million, in accordance with SFAS No. 52.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The Effective Date was October 1, 2002 and, as a result, Fresh Start was adopted on September 30, 2002. In addition to restating assets and liabilities at their Reorganization Value, the Predecessor Company's accumulated deficit, including accumulated foreign currency translation adjustments totaling $289.6 million, was eliminated and the capital structure was recast in conformity with the Plan. The adjustments to eliminate this accumulated deficit consisted of a $91.4 million extraordinary gain on the forgiveness of debt of which $91 million was converted into Common Stock and $0.4 million represented discounts negotiated with various unsecured creditors, and a $223.2 million Fresh Start gain with a corresponding $23.2 million charge related to ABNB's minority interest holder's share of the valuation based upon the reorganization value of the Successor Company. These gains were partly offset by a $1.8 million extraordinary loss resulting from the reinstatement of the Senior Secured Notes and the exchange of the 11 5/8% Notes for Senior Secured Notes inclusive of all accrued interest and consent premiums which were paid or accrued in kind.

      As a result of the Company's adoption of Fresh Start, reporting for the Reorganized Company for the year ended December 31, 2002 reflects the financial results of operations and cash flows of the Successor Company for the three month period ended December 31, 2002 and those of the pre-reorganization Company (the "Predecessor Company") for the nine month period ended September 30, 2002. As a result of the application of Fresh Start, the complete financial statements for the periods after reorganization are not comparable to the financial statements for the periods prior to reorganization.

Principles of Consolidation

         The accompanying consolidated financial statements include the accounts of the Parent and its subsidiaries. All significant intercompany items have been eliminated. "Investment in non-consolidated subsidiaries" represents ABNB's and LM's respective fifty percent equity interests in separate but similar smart card joint ventures in Brazil and Australia. These joint ventures are recorded under the equity method of accounting.

Use of Estimates

         The preparation of the financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited, to the useful lives of fixed assets, allowances for doubtful accounts and product returns, inventory and warranty reserves, fixed asset and investment impairment charges, facilities lease losses and other charges, accrued liabilities and other reserves, taxes, and contingencies. Actual results could differ from these estimates.

Comprehensive Income

         The Company applies FASB Statement No. 130, "Reporting Comprehensive Income. "This statement establishes standards for the reporting and display of comprehensive income, requiring its components to be reported in a financial statement that is displayed with the same prominence as other financial statements.

Foreign Currency Translation

         The financial statements of foreign subsidiaries have been translated into US Dollars in accordance with FASB Statement No. 52, Foreign Currency Translation. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Gains and losses resulting from changes in exchange rates from year to year have been reported in other comprehensive income. The effect on the statement of operations of transaction gains and losses is insignificant in 2003.

Concentration of Business and Credit Risk

         The Company extends credit to its customers, principally on a net 30 to 45 day basis depending upon the subsidiaries' policies in effect where the Company conducts business. In some instances the Company may require collateral based on evaluations of customers' financial condition and credit history.

         The Company derived a significant amount of its revenues, operating income and cash flows from security printing sales of such products as bank checks, stock and bond certificates and USDA food coupons. The continued trend toward electronic commerce, electronic payment systems and benefits may result in lower sales, operating income and cash flow from these product lines. This risk has been further exacerbated by the Securities and Exchange Commission's order dated July 26, 2001, which granted approval to the NYSE to change its

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

physical format requirements for stock and bond certificates (the "Rule Change"). The Rule Change eliminated the NYSE's Listed Company Manual's requirements pertaining to certificate printing and appearance, and retained only the requirements specifying content. As a result, those requirements no longer mandate the use of intaglio printing or the inclusion of a vignette on the face of the certificate. In addition, the recent movement by many large companies towards paperless electronic transaction settlement could have a further impact on volume reduction in stock and bond certificates. These mature products have been partly replaced by secure distribution programs such as the US Postal Service Stamps on Consignment Program.

         In the third quarter of 2002 verbal notification was given by the USDA that it did not anticipate the need to place any further purchase orders for the production of food coupons for the remainder of the term of its requirements contract with ABN. Gross margins from this product line were $4 million in 2002 and 2001 and $3.7 million in 2000.

         In the third quarter of 2003, the USDA gave ABN final notification and delivery instructions for the remaining food coupons held in secure storage by ABN pursuant to its distribution contract with the USDA which expired on September 30, 2003. ABN fully performed and completed the remaining two months of service pursuant to the terms of this contract, and in the normal course of business billed the USDA approximately $1.5 million in accordance with the contract. ABN formally requested in writing that it be paid in full pursuant to the terms of the contract and the USDA formally denied approximately $1.4 million of ABN's claim. ABN believes it has fully complied with all terms under such contract. However, pursuant to the revenue recognition rules under Statement of Accounting Bulletin ("SAB") 101, the Company has not as of this date recognized any of the revenue on these services as a result of the USDA's rejection of ABN's claim. On March 19, 2004 ABN filed a complaint before the USDA Board of Contract Appeals, seeking a judgment in the amount of $1.5 million plus interest thereon.

         Each of the Company's domestic and foreign operations conducts its business in highly competitive markets. With respect to certain of its products, the Company competes with other non-secure commercial printers. Strong competitive pricing pressures exist, particularly with respect to products where customers seek to obtain volume discounts and economies of scale. The consolidation of certain financial and banking customers within certain of the Company's markets, particularly in Brazil, Australia and France, has created greater competitive pricing pressures and opportunities for increased volume solicitation. Additionally, the privatization and sale of Brazil's national telephone company, has created several smaller phone companies, which has resulted in greater pricing sensitivity. In addition, there are several smaller local competitors in Brazil who have manufacturing and service capabilities in certain transaction cards and systems (including driver's license programs) and have therefore created additional competitive pricing pressures. Also, many of the Company's larger card competitors, particularly in Europe, have significant excess capacity and have therefore created an environment of significant competitive pricing pressures. Alternative goods or services, such as those involving electronic commerce, could replace printed documents and thereby also affect demand for the Company's products.

         Certain geographic areas in which the Company operates subject it to fluctuations in operating performance based upon fiscal restraints imposed by foreign governments and foreign currency fluctuations.

Cash and Cash Equivalents

         All highly liquid investments with a maturity date of three months or less, when purchased, are considered to be cash equivalents.

Accounts Receivable

         The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and changes the allowance for doubtful accounts, when deemed necessary, based on its history of past write-offs and collection, contractual terms and current credit conditions.

Inventories

         Inventories are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method.

Depreciation and Amortization

         Property, plant and equipment is recorded at cost prior to the Effective Date, October 1, 2002 (Predecessor Company), and depreciated by the straight-line method over the assets estimated useful lives of 3 to 20 years. Amortization of leasehold improvements is computed by the straight-line method based upon the remaining term of the applicable lease, or the estimated useful life of the asset, whichever is shorter. In 2002, in accordance with SOP 90-7, the Company has implemented Fresh Start reporting and reevaluated the fair market value of certain assets and liabilities as of the Effective Date, October 1, 2002 (Successor Company). Based upon this reevaluation, the Company revalued its property plant and equipment in 2002, increasing it by $14.2 million based upon independent appraisals.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets

         Patents and certain other intangibles are amortized over their useful lives. Beginning in 2002 and in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), Goodwill is reviewed for impairment on an annual basis. Goodwill was amortized over periods ranging from 20 to 30 years using the straight-line method. As a result of the adoption of SFAS 142 in 2002, the non-amortization of Goodwill had the effect of increasing the Company's income by approximately $2.2 million. In October 2002, in accordance with SOP 90-7, the Company implemented Fresh Start reporting and recorded any portion of the fair value of the Reorganized Company's assets that was not attributed to specific tangible or identified assets as Goodwill. The balance of Goodwill at December 31, 2003 and 2002 after performing the annual impairment test in accordance with SFAS 142 was $72.1 million and $99.6 million, respectively.

Fair Value of Financial Instruments

         The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates the fair value because of the short maturity of those instruments. The carrying amounts of revolving credit facilities approximates the fair value since these debt instruments have variable interest rates similar to those that are currently available to the Company.

Long-Lived Assets

         The Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that a recorded asset might not be recoverable by taking into consideration such factors as recent operating results, projected undiscounted cash flows and plans for future operations. Assets to be disposed of and assets not expected to provide any future service potential to the Company are recorded at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

         Revenue is recognized when goods are shipped, or in certain situations upon customer acceptance, and title has passed. In some instances, at the customer's request, arrangements are made to provide on-site secure storage at the Company's premises. The Company treats this service as a component of a multiple element arrangement and revenue is allocated among the elements based on their respective fair values. The amount allocated to storage revenue is recognized over the expected storage period.

Shipping Costs

         The Company records the cost of shipping in its income statement as a component of Cost of Goods Sold.

Research and Development

         Research and development costs are expensed as incurred.

Income Taxes

         The Parent accounts for income taxes under the liability method, which requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Parent's financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than changes in the tax law or rates.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings Per Share Computations

         Amounts used in the calculation of basic and diluted per share amounts follow:

                                                                     Year       Three Months
                                                                    Ended          Ended
                                                                 December 31,   December 31,
                                                                     2003           2002
                                                                 ------------   ------------
                                                                         Successor Co
Numerator for loss from continuing operations                      $(46,582)      $(39,431)
Denominator for per share computations
Weighted average number of shares outstanding (in thousands):
Common Stock                                                         11,771         11,771

         Earnings per share for periods prior to the October 1, 2002 Effective Date have been omitted as these amounts do not reflect the current capital structure resulting from the consummation of the Plan and therefore would not be comparable.

         The denominator for computing diluted income per share excludes certain warrants, equity options and management incentive options issued in accordance with the Plan, as the exercise prices of such warrants and options were greater than the market price of the common shares - (See Notes N and O).

Stock Based Compensation Plans

         As permitted by Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes a fair value based method of accounting for stock-based compensation plans, the Company elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees ("APB No. 25") for recognizing stock-based compensation expense for financial statement purposes. Under APB No. 25, the Company elected the intrinsic value method of accounting and therefore does not recognize compensation expense for options granted. The options were granted with an exercise price of $2.50 which is substantially higher than the negligible trading market price of the New Common Stock. The Company has determined that this factor combined with the thinly traded public float of the New Common Stock results in an insignificant value and therefore there is no proforma compensation to be measured.

         In 2002 the Parent granted 780,000 Management Options which are currently two-thirds vested, 88,531 Consultant Options and 177,061 Equity Options which are both totally vested. All options were granted at an exercise price of $2.50 per share. No options were granted in 2003. At the date of grant, the expiration date of the options was 10 years and currently the remaining contractual life of the options is approximately 8.75 years.

Segment Information

         The Company applies Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information"("SFAS 131"), which requires the Company to report information about its operating segments according to the management approach for determining reportable segments. This approach is based on the way management organizes segments within a company for making operating decisions and assessing performance. SFAS 131 also establishes standards for supplemental disclosure about products and services, geographical areas and major customers.

Recent Accounting Pronouncements

         SFAS 150 - In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 (SFAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

adoption of SFAS 150 in the third quarter of 2003 did not have a material impact on the Company's results of operations or financial position.

         SFAS 132(R) - In December 2003, the FASB issued SFAS 132(R), Employers' Disclosures about Pensions and Other Postretirement Benefits. The provisions of this Statement do not change the measurement and recognition provisions of SFAS 87, Employers' Accounting for Pensions, SFAS 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. SFAS 132(R) replaces SFAS 132 and adds disclosures of plan assets by category, investment policies and strategies for these categories, estimated future benefit payments and contributions and improves quarterly disclosures. This statement is effective for financial statements with fiscal years ending after December 15, 2003, except for the disclosure of estimated future benefit payments which is effective for fiscal years ending after June 15, 2004. The interim-period disclosures required by this statement are effective for interim periods beginning after December 15, 2003. The Company adopted the provisions of this statement in 2003.

         FIN 46 - In January 2003, the FASB issued FASB Interpretation (FIN) No. 46, Consolidation of Variable Interest Entities (revised December 2003), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. FIN 46 requires variable interest entities (VIEs) to be consolidated by the primary beneficiary of the entity. VIEs are entities that lack sufficient equity to finance its activities without additional subordinated financial support or whose equity investors do not have the characteristics of a controlling financial interest. All VIEs, with which the Company is involved, must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The provisions of FIN 46 must be applied to all entities subject to this Interpretation in the first quarter of 2004. However, prior to the required application of this Interpretation, FIN 46 must be applied to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. The adoption of FIN 46 does not have a material effect on the Company's results of operations or financial position.

         FIN 45 - In November 2002, the FASB issued FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 is principally a clarification and elaboration of SFAS No. 5, Accounting for Contingencies under which companies were required to recognize a liability when it became likely that the company would have to honor its guarantee. FIN 45 adds disclosures required by the guarantor about its obligations under guarantees it has issued. The disclosure requirements in FIN 45 are effective for annual and interim periods ending after December 15, 2002. It also requires a guarantor to recognize a liability for certain guarantees, at the inception of a guarantee, for the fair value of the obligations it as assumed, even if it is not probable that payments will be required. The initial recognition and measurement provisions of FIN 45 are required only on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial position or results of operations.

         SFAS 144 - In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and certain provisions of APB Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 establishes standards for long-lived assets to be disposed of, and redefines the valuation and presentation of discontinued operations. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The effect of SFAS 144 has been recorded in the financial statements but did not have a material effect on the Company's financial position, results of operations, or liquidity.

         SFAS 146 - In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities"("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after September 30, 2002. The effect of SFAS 146 has been recorded in the financial statements but did not have a material effect on our consolidated financial position, results of operations or liquidity.

         SFA 148 - In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 permits two additional transition methods for companies that elect to adopt the fair-value-based method of accounting for stock-based employee compensation. The statement also expands the disclosure requirements for stock-based compensation. The provisions of this statement apply to financial statements for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the financial statements.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B - Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company's results for the year ended December 31, 2003, along with insufficient funding sources to satisfy its indebtedness (absent a restructuring of its Senior Notes due January 31, 2005), continue to raise substantial doubt as to its ability to continue as a going concern at December 31, 2003.

The Parent is a holding company and has no significant assets or operations but does have on its balance sheet $100 million of Senior Notes due January 31, 2005. Accordingly, its ability to service its debt depends upon the future performance of its subsidiaries. There can be no assurance that the Company will have sufficient liquidity on an overall basis to meet its future operating needs, and it is highly unlikely that, based upon the current and anticipated future cash flows generated from operations, the Parent will be able to repay its Senior Notes upon the January 31, 2005 maturity date. This factor, combined with the Company's limited access to capital and financial markets to refinance the Senior Notes, is highly likely to require a further restructuring, bankruptcy or partial or total liquidation or sale of the Company. However, because each of the Parent's subsidiaries is a self-funded stand-alone entity, it is anticipated that each subsidiary, with the exception of LM will continue to operate its business in the normal course, on a stand-alone basis, irrespective of any restructuring of the Parent. For a discussion of LM see
Note V.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                 December 31,   December 31,
                                                                                ------------- ----------------
                                                                                    2003            2002
                                                                                ------------- ----------------
                                                                                Successor Co) (Predecessor Co)
NOTE C - Inventories

           Finished goods                                                          $   773         $   613
           Work-in-process                                                          10,559           7,294
           Raw material and supplies (net of allowances of $314 and $594)           13,420           8,584
                                                                                   -------         -------
                                                                                   $24,752         $16,491
                                                                                   =======         =======

NOTE D - Accounts Payable and Accrued Expenses

           Accounts payable - trade                                                $15,822         $13,785
           Accrued expenses                                                          8,088           9,423
           Bank of Lithuania                                                         1,723               -
           Salaries and wages                                                       12,155           9,781
           Customers' advances                                                       2,031           1,353
           Lease obligations                                                           541           1,347
           Accrued interest                                                          2,152           1,143
           Dividend payable to minority interest owner                                 152             115
           Other                                                                     2,084           1,840
                                                                                   -------         -------
                                                                                   $44,748         $38,787
                                                                                   =======         =======
NOTE E - Other Long Term Liabilities

           Post-retirement benefit obligations                                     $ 6,570         $ 6,665
           Provision for tax assessments                                             3,402           3,410
           Lease obligations                                                         2,666           3,700
           Bank of Lithuania                                                             -           1,551
           Other long-term employee benefits                                           597           1,112
           Other                                                                       205             483
                                                                                   -------         -------
                                                                                   $13,440         $16,921
                                                                                   =======         =======

NOTE F - Other, Net

                                     Year Ended            Three Months            Nine Months            Year Ended
                                    December 31,           December 31,           September 30,          December 31,
                                        2003                   2002                   2002                   2001
                                   (Successor Co)         (Successor Co)        (Predecessor Co)       (Predecessor Co)
                                   --------------         --------------        ----------------       ----------------
(Gain) loss on asset sales                142                 $(12)                  $ (550)                 $  -
Other (income) expense, net           $(1,264)                $(79)                  $1,180                  $355
                                      -------                 ----                   ------                  ----
                                      $(1,122)                $(91)                  $  630                  $355
                                      =======                 ====                   ======                  ====


NOTE G - Restructuring

         In the first quarter of 2002, LM announced a restructuring program for the purpose of consolidating its check manufacturing operations. As a result, approximately 80 employees were terminated at one of its manufacturing facilities. This resulted in a total restructuring charge of $1.9 million of which $1.4 million was paid in the first quarter of 2002, $0.3 million in the second quarter of 2002 and $0.1 million in the third and fourth quarters of 2002, respectively. The cost resulting from this restructuring was recovered within one year from its execution.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         In the first quarter of 2003, in light of the significant contraction in stock and bond and food coupon volume reductions, ABN consolidated its Philadelphia operations into its Tennessee operation, thereby placing all of ABN's manufacturing operations within a single location, resulting in the termination of approximately 50 employees. Accordingly, ABN recorded a one-time restructuring charge of $0.9 million related primarily to employee terminations. In addition, one-time costs related to plant wind down and equipment relocation were approximately $1.0 million and $0.1 million, respectively and were funded through internal cash flow and expensed as incurred and have been included in cost of goods sold in accordance with SFAS 146. It is contemplated that the total costs resulting from this restructuring will be recovered within one year from its execution. Additionally, in the third quarter of 2003, ABN consolidated its two secure satellite storage and distribution facilities into a single facility.

NOTE H - Goodwill and Asset Impairment

         The Goodwill and asset impairment charge of $42.7 million in 2003, represents the remeasurement of the value of the Company's subsidiaries based on the Parent's review of projected cash flows and valuation multiples based on prevailing market conditions which resulted in a $42.6 million impairment charge in the fourth quarter of 2003 in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets". In addition, an impairment provision of $1.2 was million established in the fourth quarter of 2003 for certain non-performing assets at LM. These charges were partly offset by a $1.1 million recovery at ABN in the third quarter of 2003 resulting from a favorable settlement on its lease with the landlord of its idle Chicago facility.

         A review by the Parent of valuation multiples based on prevailing market conditions which existed for the three months ended December 31, 2002 (Successor Company) resulted in an impairment charge of $47.4 million of which $33.2 million related to ABNB and $14.2 million related to ABN.

         With respect to the Predecessor Company, the Company performed several impairment tests resulting in significant write-downs. Goodwill and other asset impairments for the nine months ended September 30, 2002 (Predecessor Company) totaled $25.4 million. This charge consisted of a $25.2 million write-down in Goodwill at LM based on the Parent's assessment of LM's net assets and a $0.2 million reserve with respect to the carrying value of certain equipment at ABN associated with the USDA food coupon contract.

         In 2001 the Company took a Goodwill and asset impairment charge of $2.5 million, which represented the $1.9 million write down of the balance of Goodwill on the books of Transtex, the Company's Argentine subsidiary, as a result of operating losses and the economic uncertainties in that country and $0.6 million related to ABN's write down of the carrying value of certain equipment and leases related to its exit from the currency business.

NOTE I - Reorganization Costs

         Reorganization costs represent administrative expenses incurred under the Plan and consist of the following:

                            Year        Three Months      Nine Months          Year
                           Ended           Ended            Ended             Ended
                        December 31,    December 31,     September 30,     December 31,
                            2003            2002             2002              2001
                       (Successor Co)  (Successor Co)  (Predecessor Co)  (Predecessor Co)
                       --------------  --------------  ----------------  ----------------
Legal                     $    93         $   (30)         $   997           $   104
Investment advisors           234               -                -                 -
Trustee fees                   33               -               35                20
Printing and mailing            -               -               62                 3
Information agent               -               -               66                 -
                          -------         -------          -------           -------
                          $   360         $   (30)         $ 1,160           $   127
                          =======         =======          =======           =======

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J - Comprehensive Income (Loss)

         The accumulated comprehensive income (loss) for the year ended December 31, 2003, (Successor Company) three months ended December 31 2002 (Successor Company), the nine months ended September 30, 2002 (Predecessor Company) and year ended December 31, 2001 (Predecessor Company) consists of:

                                                       Year        Three Months      Nine Months          Year
                                                      Ended           Ended            Ended             Ended
                                                   December 31,    December 31,     September 30,     December 31,
                                                       2003            2002             2002              2001
                                                  (Successor Co)  (Successor Co)  (Predecessor Co)  (Predecessor Co)
                                                  --------------  --------------  ----------------  ----------------
Minimum pension liability                            $    -           $    -          $ (1,543)         $ (1,543)
Cumulative currency translation adjustments           7,886            9,742           (63,591)          (44,195)
                                                     ------           ------          --------          --------
Total accumulated comprehensive income (loss)        $7,886           $9,742          $(65,134)         $(45,738)
                                                     ======           ======          ========          ========

         No tax benefits were recorded as realization of future tax benefits are not assured, due to the Parent's and domestic subsidiaries' earnings history.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K - Income Taxes

         The Parent files a US consolidated federal income tax return, which includes its domestic subsidiaries.

         Deferred income taxes arise from differences between the tax basis of assets and liabilities, and their amounts in the balance sheet.

     Taxes on income for the year ended December 31, 2003 (Successor Company), the three months ended December 31, 2002 (Successor Company), the nine months ended September 30, 2002 (Predecessor Company) and the year ended December 31, 2001 (Predecessor Company) are as follows:

                         Year Ended       Three Months      Nine Months        Year Ended
                        December 31,         Ended              Ended          December 31,
                           2003               2002              2002              2001
                       (Successor Co)    (Successor Co)   (Predecessor Co)   (Predecessor Co)
                       --------------    --------------   ----------------   ----------------
Current
  Foreign                $ 4,439            $   590           $ 4,664            $ 4,227
  State and local             50                (49)              107                100
                         -------            -------           -------            -------
                           4,489                541             4,771              4,327
Deferred
  Foreign                   (240)             4,435            (1,542)              (420)
  State and local              -                  -              (295)            (1,182)
                         -------            -------           -------            -------
                            (240)             4,435            (1,837)            (1,602)
                         -------            -------           -------            -------
                         $ 4,249            $ 4,976           $ 2,934            $ 2,725
                         =======            =======           =======            =======

         A reconciliation of taxes on income (benefit) using the US federal income tax statutory rate of 35% to the Company's effective tax rate is as follows:

                                                             Year Ended       Three Months     Nine Months       Year Ended
                                                            December 31,         Ended            Ended          December 31,
                                                                2003              2002             2002              2001
                                                           (Successor Co)    (Successor Co)  (Predecessor Co)  (Predecessor Co)
                                                           --------------    --------------  ----------------  ----------------
Statutory tax (benefit) at U.S. rate                         $(16,732)         $(14,655)        $ 69,652          $   (467)
Difference between federal and foreign statutory rates            408               309              296               (23)
Non-deductible goodwill, including impairment
   and Fresh Start                                             16,338            15,977          (69,564)            1,694
Reversal of Australia net operating losses                         --             5,128                -                 -
Brazil dividend deduction                                      (1,240)             (538)          (1,479)           (1,071)
US tax on foreign deemed dividends                                127               183              133              (201)
US tax on Brazil unrepatriated earnings                         2,824               429            1,180             1,776
Foreign withholding taxes, net of federal benefit                 280               (47)            (189)             (239)
State and local income taxes, net of federal benefit               33                57               75               647
Other non-deductible expenses                                      46              (510)           1,041               799
Change in valuation allowance                                   2,165            (1,357)           1,789              (190)
                                                             --------          --------         --------          --------
                                                             $  4,249          $  4,976         $  2,934          $  2,725
                                                             ========          ========         ========          ========

         As a result of the continued operating losses at LM, the Company evaluated in the year ended December 31, 2003 and the three months ended December 31, 2002 (Successor Company) the realizability of LM's net operating loss carryforwards ("NOLs") and determined that it was more likely than not that they would not be utilized. Accordingly, the Company established a full valuation allowance for these NOLs.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K - Income Taxes (continued)

         Pursuant to the August 22, 2002 confirmation of the Plan, the valuation of the Company's reorganized equity was $85 million. The total discharge of indebtedness that was exchanged for this equity was $110.3 million. The difference between the discharge of creditor claims and the fair value of equity received of approximately $25.3 million is considered for US federal income tax purposes to be a cancellation of indebtedness ("COD"). However, the COD is not included in income when the discharge of indebtedness is accomplished pursuant to a plan approved by a court in a case under the United States Bankruptcy Code. Instead, the amount of discharged indebtedness that would otherwise have been required to be included in taxable income was applied to reduce certain tax attributes of the Company. The first tax attribute to be reduced was the Company's NOLs and, since there were sufficient NOLs to offset this taxable income, the Company did not need to reduce any of its other tax attributes.

         In addition to the reduction in the Company's NOLs, since there was a substantial change in ownership upon consummation of the Plan, there are annual limitations on the amount of Federal NOLs which the Company may be able to utilize on the Company's income tax returns in future periods. This annual limitation is an amount equal to the value of the Company's stock immediately before the ownership change adjusted to reflect the increase in value resulting from the cancellation of creditor's claims multiplied by a federally mandated long-term tax exempt rate.

         After adjusting for COD, the Company's US domestic consolidated NOLs at December 31, 2003 were approximately $66.8 million, which are scheduled to expire as follows: $36.6 million, $5.3 million, $6.1 million, $7.6 million and $11.2 million in 2019, 2020, 2021, 2022 and 2023 respectively.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K - Income Taxes (continued)


         Tax effects of items comprising the Company's deferred income tax assets and liabilities are as follows:

                                                                    December 31,
                                                          ------------------------------
                                                             2003             2002
                                                          (Successor Co)   (Successor Co)
                                                          --------------   --------------
Current deferred tax assets
Inventory obsolescence                                      $    558        $    615
Uniform capitalization of inventory                              210             114
Bad debt provision                                               197             129
Lease obligations                                                415             842
Pension and post retirement benefit obligations                1,839             387
Vacation, severance and deferred pay provisions                  432             554
Litigation and other contingent provisions                     1,143           1,104
Other                                                            960             697
Valuation  allowance                                          (3,510)         (2,730)
                                                            --------        --------
Total current deferred tax assets                              2,244           1,712
                                                            --------        --------

Non-current deferred tax assets
Pension and post retirement benefit obligations                1,893           3,040
Lease obligations                                                166             667
Difference between book and tax basis of fixed assets         (1,035)         (1,488)
Brazil subsidiary earnings not permanently reinvested        (10,688)         (9,482)
Tax benefit of operating loss carryforwards                   34,666          23,238
Litigation and other contingent provisions                       803             466
Other                                                            197             408
Valuation allowance                                          (26,002)        (16,849)
                                                            --------        --------
Total non-current deferred tax assets                            --               --
                                                            --------        --------
Non-Current deferred tax liabilities

Difference between book and tax basis of fixed assets         (2,328)         (2,057)
Lease obligations                                                122             199
Other                                                             10              --
                                                            --------        --------
Total non-current deferred tax liabilities                    (2,196)         (1,858)
                                                            --------        --------
Net deferred tax asset (liability)                          $     48        $   (146)
                                                            --------        --------

         At December 31, 2003, the unrepatriated earnings of CPS is approximately $4.4 million and is considered permanently invested overseas, therefore no provision for federal and state taxes has been provided on these earnings. LM does not have any positive earnings and profits. The Parent has recorded a deferred tax liability of approximately $10.8 million to record the tax effect on ABNB's unrepatriated earnings.

         At December 31, 2003, 2002 and 2001, the Company provided a valuation allowance related to its US federal NOLs, LM's Australia NOLs and other US and Australia deferred tax assets due to uncertainty as to the realization of taxable income in the future.

         Deferred tax assets and liabilities are netted where applicable based upon the individual tax jurisdiction in which each of the Company's subsidiaries has operations.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Certain foreign subsidiaries have on-going audits with foreign tax authorities in connection with income and other tax matters considered in the ordinary course of business. Whenever amounts could be quantified an anticipated liability was accrued.

         Through December 31, 2003, ABNB had been assessed approximately $23 million in prior years from the Brazilian tax authorities relating to taxes other than income taxes. The assessments are in various stages of administrative process or in lower courts of the judicial system and are expected to take years to resolve. It is the opinion of ABNB's Brazilian counsel that an unfavorable outcome on these assessments is not probable. To date, the Company has received favorable court decisions on matters similar to some of the ones included in the above amount for, approximately, $5.6 million. Thus the Company believes that the eventual outcomes of these assessments will not have a material impact on the Company's consolidated financial position or results of operations. As a result the Company has not made any significant provision for the assessments.

         The statute of limitations relating to the potential assessment of New York City franchise taxes for tax years ended 1993 through 1997 expired on June 30, 2002. As a result of the expired statute, the Parent reversed in the third quarter of 2002 estimated provisions of approximately $0.4 million, which includes $0.3 million of principal and $0.1 million of interest, which no longer are required to be reserved. The Parent continues to vigorously contest the NYC Department of Finance formal assessment for additional taxes and interest of approximately $1.3 million related to tax years up to and including 1992 for which the Parent is adequately reserved. Management believes that it has meritorious defenses with regard to the assessment for these years and is challenging the assessment in the local tax court.

NOTE L - Revolving Credit Facilities of Subsidiaries

         Revolving credit facilities consists of the following (in thousands):

                    December 31,
               2003             2002
          (Successor Co)  (Predecessor Co)
          --------------  ----------------
ABN (a)       $  777          $    -
ABNB (b)           -             300
LM (c)         2,440           1,633
CPS              616               -
              ------          ------
              $3,833          $1,933
              ======          ======

(a) In June 2003, ABN executed a new one year $2 million asset based working capital facility secured by accounts receivable and certain inventory with a local bank in Tennessee at a 5.5% interest rate per year which became effective upon the expiration of its old facility. The facility is for general working capital and letters of credit purposes are subject to annual compliance with certain net worth to debt contracts.

(b) ABNB had $0.3 million of short-term borrowings at December 31, 2002 in connection with various equipment purchases which were repaid in 2003.

(c) LM currently has a working capital facility of $4.3 million with a local bank, which is fully collateralized by letters of credit issued by LM's long-term banking syndicate (See Note M - "Long term debt of subsidiaries"). The facility is presently under normal periodic review with an expiry date of March 31 2004 and a proposed extension date through May 31, 2004 and bears interest at the bank's benchmark rate of 8.95% per year. At December 31, 2003, LM had used approximately $2.5 million for working capital and $0.2 million for outstanding letters of credit under the line, leaving $1.6 million of availability for working capital purposes.

(d) CPS currently has a $1.1 million line of credit for general working capital purposes with several different local banks at an average rate of 3.5% partly collateralized by certain receivables. At December 31, 2003 CPS used approximately $0.6 million of this line leaving approximately $0.5 million of availability for working capital purposes.

     Transtex had no outstanding borrowings at December 31, 2003. As a result of overall credit tightening by the banks in Argentina no further credit terms are available to Transtex.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M - Long-Term Debt

         Long term debt of subsidiaries consists of the following:

                                                     December 31,
                                                2003            2002
                                           (Successor Co)  (Successor Co)
                                           --------------  --------------
Parent 10 3/8% Senior Secured Notes (a)      $ 100,013       $  95,496
LM non-recourse debt (b)                        59,914          45,230
ABN mortgages (c)                                  683             725
                                             ---------       ---------
Total debt                                     160,610         141,451
Less current portion                           (59,943)         (3,186)
                                             ---------       ---------
                                             $ 100,667       $ 138,265
                                             =========       =========

(a) The Parent's $56.5 million principal amount of 10 3/8% Senior Notes due June 1, 2002 (the "Senior Notes") were reinstated at par value, with accrued interest and a two percent consent fee paid in the form of additional Senior Notes which in total aggregated approximately $79 million of such Senior Notes. The Parent's $8.0 million principal amount of 11 5/8% Notes due August 1, 2002 (the "11 5/8% Notes") were converted into Senior Notes together with accrued interest which totaled $3.9 million as of the assumed July 31, 2002 payment date and a conversion fee of approximately $0.7 million. Consequently, the former holders of the 11 5/8% Notes immediately prior to the consummation of the Plan on the Effective Date received an aggregate amount of approximately $12.6 million principal amount of Senior Notes, bringing the total amount of Senior Notes outstanding as of the Effective Date to $91.6 million. The maturity date for the Senior Notes was extended through January 31, 2005, and a number of modifications were made to the indenture governing the Senior Notes. Interest payments on the Senior Notes after the Effective Date which occurred semi-annually on December 1,, 2002, June 1, 2003 and December 1, 2003, have been paid in kind at the Parent's option in accordance with its rights under the indenture.

     Pursuant to the Parent's announcement in its 8-K filed October 16, 2002, the Parent's Board of Directors authorized the Parent to repurchase up to $15 million face amount of its outstanding Senior Notes from time to time at a discount to par value following the Effective Date. The Senior Notes were repurchased at management's discretion, either in the open market or in privately negotiated block transactions. The decision to buy back any Senior Notes was dependent upon the availability of cash at the Parent and other corporate developments. On June 26, 2003, management made a determination to terminate the repurchase program as a result of its current cash flow concerns. There can be no certainty as to whether the Parent will resume such purchases at a future date.

     In total, the Parent purchased through privately negotiated transactions, approximately $6.3 million face amount of Senior Notes for an aggregate purchase price of approximately $2.9 million. The Parent recorded a gain of approximately $3.4 million on the repurchase of these bonds reflecting the difference between the face amount and the purchase price.

     Although the Parent negotiated the above purchases, it is unable to determine whether these purchases represent with fair accuracy the fair market value of the Senior Notes.

(b) The terms under the LM Amended and Restated Credit Agreement dated March 31, 2000 (the "LM facility") included a revolving credit facility at December 31, 2003 and 2002 of approximately $59.9 million and $45.2 million, respectively. Substantially all of LM's assets and those of its subsidiaries secure the LM facility. Under the facility, dividend payments to the Parent are restricted. On June 26, 2001, the LM facility was amended, extending the maturity date of the loan for three years, along with an interest rate reduction equal to approximately 50% of its current interest rate on the borrowings. A $1.2 million principal repayment was due June 24, 2003, on the second anniversary of the amendment with the balance of the loan maturing on June 24, 2004. In exchange for these amendments and the return of a 5% equity interest granted to the banking syndicate in 2000, LM's banking syndicate will receive approximately ten percent (10%) of LM's equity, which will vest over a period of time. As a condition to the amendment, the Company made a capital contribution of $1.2 million to the subsidiary in June 2001. In 2003, LM and LM's Banking Syndicate agreed in principle on a capital reorganization of LM's business so that it could be restructured. In connection with the restructuring, LM's Banking Syndicate consented to defer the June 2003 $1.2 million principal repayment to the June 24, 2004 maturity date of the loan. In addition, the Banking Syndicate agreed to suspend all financial covenant testing on a monthly basis during the restructuring period. As a result, the total amount of the loan of $59.9 million at December 31, 2003, has been classified as current.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M - Long-Term Debt (continued)

(c) The mortgage is secured by property owned by ABN with a net book value of approximately $1.9 million and matures in 2018. The weighted average interest rate is approximately 6.3%. Principal payments of less than $0.1 million are required over each of the next five years, with the balance payable thereafter. In November 2003, the mortgage was refinanced by ABN with the same local bank with a reduction in the interest rate of approximately 3.4%.

     Principal maturities of long-term debt at December 31, 2003 (Successor Company) are as follows:

   2004         $ 59.9
   2005          100.0
   2006            0.1
   2007            0.1
Thereafter         0.5
                ------
                $160.6
                ======

NOTE N - Capital Stock

         Pursuant to the terms of the Plan, on the Effective Date, the Parent authorized 20 million shares of Common Stock, $.01 par value per share. 11,828,571 shares were issued pursuant to the Plan, which included 1,428 shares of Common Stock issued pursuant to a Rights Offering. There were no new shares issued in 2003. Each share of Common Stock represents one voting right and the Common Stock does not have any pre-emptive rights. Dividends on the Common Stock are payable solely at the discretion of the Board of Directors and are restricted pursuant to the terms of the Senior Note indenture.

         Warrants - Under the Plan on the Effective Date, the Parent authorized and issued two series of warrants totaling 622,481, each representing the right to purchase one share of Common Stock. These warrants vested immediately upon issuance and will expire five years from the Effective Date. The 311,241 (Series 1 Warrants) will have a strike price of $10.00 and the 311,240 (Series 2 Warrants) will have a strike price of $12.50. Both sets of warrants have certain anti-dilution rights which upon exercise shall be adjusted for stock splits, dividends, recapitalization, and similar events. Upon a merger or consolidation of the Company, holders of warrants shall receive the market value of the warrants or warrants in the merged or consolidated company

         Management Incentive Options - Under the Plan, the Parent was authorized to issue Management Incentive Options to certain employees and consultants of the reorganized Parent and its subsidiaries, following the Effective Date, pursuant to the Parent's 2002 Management Incentive Plan (the "Incentive Plan"). Such Management Incentive Options permit recipients to purchase shares of Common Stock at an option strike price of $2.50 per share, upon the terms and conditions set forth in the Incentive Plan. The Incentive Plan permits the issuance of Management Incentive Options to purchase up to 1,117,700 shares or approximately 8.1% of the Common Stock on a fully diluted basis. Unless otherwise determined by the Board of Directors upon issuance, the options will be scheduled to expire on the earlier of (i) 10 years after the initial grant, (ii) 90 days after termination of employment for any reason other than death, disability, retirement or cause, (iii) one year after termination of employment by reason of death, disability or retirement or (iv) termination of employment for cause. On September 12, 2002, the Board of Directors of the Parent approved a grant of 780,000 Management Incentive Options to key employees. No Management Incentive Options were issued to employees in 2003.

         Consultant Options - Consultant Options were issued upon the Effective Date of the Plan that entitle the Company's former Chairman and Chief Executive Officer, Morris Weissman ("Weissman"), to purchase up to 88,531 shares of Common Stock or approximately 0.64% of the New Common Stock on a fully diluted basis at an exercise price of $2.50 per share. The Consultant Options shall expire on the tenth anniversary of the Effective Date of the Plan in accordance with the terms of a settlement agreement with Weissman.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N - Capital Stock (continued)

         Equity Options. Equity Options were issued upon the Effective Date of the Plan that entitle the holders of old preferred stock and common stock claims to purchase (i) up to 88,531 shares of Common Stock, or approximately 0.64% of the Common Stock on a fully diluted basis, at an exercise price of $2.50 per share exercisable at such time as the Common Stock trades at an average price of $5.00 over twenty (20) consecutive trading days, and (ii) up to 88,531 shares of Common Stock or approximately 0.64% of the Common Stock on a fully diluted basis, at an exercise price of $2.50 per share exercisable at such time as the Common Stock trades at an average price of $7.50 over twenty (20) consecutive trading days. The term of an Equity Option shall commence on the grant date and terminate upon the expiration of ten years from the grant date. At the expiration date all rights under an Equity Option shall cease. To the extent all or any portion of an Equity Option becomes exercisable as described above, such Equity Option will remain exercisable until the expiration date even though the Common Stock subsequently trades at an average price less than the target levels described above, provided however that no portion of any Equity Options shall be exercisable after the expiration date.

NOTE O - Employee Benefits Plans

         The Parent has a noncontributory supplemental executive retirement plan ("SERP") for certain senior management employees. Benefits under the noncontributory plan are based on years of service and average final compensation, as defined. The plan is unfunded and benefits are paid from the assets of the Parent.

         LM has a plan, which includes a defined contribution section and a defined benefit section. The defined contribution section is funded on a current basis, whereas the defined benefit section is funded in accordance with actuarial recommendations. In 2002, LM froze the defined benefit plan, resulting in a settlement charge of $0.3 million, with the remaining members continuing to accrue defined benefits until the plan's final termination on December 31, 2003. Retirement benefits provided under the LM defined contribution section and charged to operations totaled $1.8 million for the year ended December 31, 2003.

         ABN also provides certain postretirement health care and life insurance benefits for certain eligible retired employees and their eligible dependents. Both the health-care and life insurance benefits are contributory. ABN's employees may become eligible for these benefits if they reach normal retirement age, with certain service requirements. ABN does not currently fund these benefit arrangements and has the right to amend or terminate these benefits at any time. In 2002, significant changes were made by ABN to limit its future costs under benefit arrangements to the post retirement plan. ABN increased participant contributions, fixed the maximum amount it would contribute to each participant and as a result had certain participants opt out from participating in the plan. As a result, the combination of these changes resulted in the recognition in 2002 of a one time $5 million actuarial non-cash actuarial gain resulting from the plan settlement. In 2003, ABN recognized an additional $0.3 million actuarial non-cash gain resulting from the closure of its Philadelphia facility.

         For each of the next five years, the Company expects total benefits payable of $0.6 million per year to be adjusted for inflation. And for the next five years thereafter the Company expects to pay out an aggregate sum of $3.1 million to be adjusted for inflation.

         ABN had a noncontributory defined benefit pension plan which at December 31, 2001 was overfunded. Benefits under the plan, which were frozen in 1992, were based on years of service and average final compensation. The funding policy was to pay at least the minimum amounts required by the Employee Retirement Income Security Act of 1974. A determination letter filed with the IRS for the purpose of filing a plan termination was approved by the IRS in 2001. In connection with the Plan, an overfunding of $1.1 million was distributed in December 2001 as follows: $0.3 million was transferred to ABN's defined contribution plan, $0.6 million reverted to the Company and $0.2 million in excise tax was paid upon reversion.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain information as of December 31, 2003 (Successor Co) follows (in thousands):

                                                                                    ABN
                                                                        LM         Post-
                                                                      Pension    Retirement
                                                            SERP       Plan       Benefits
                                                           -------    -------    -----------
Change in benefit obligation:
     Benefit obligation at December 31, 2002               $ 5,585    $   252    $ 1,187
     Cost of benefits earned (service cost)                     66         30          7
     Interest cost on benefit obligation                       419         31         49
     Plan participants' contributions                            -          5          -
     Benefits paid                                            (507)      (342)      (104)
     Curtailment                                                 -          -       (156)
     Actuarial (gain) or loss                                  (32)        24        392
                                                           -------    -------    -------
     Benefit obligation at December 31, 2003               $ 5,531    $     -    $ 1,375
                                                           =======    =======    =======

Change in plan assets:
     Fair value of plan assets
          at December 31, 2002                                            $95
     Actual return on plan assets                                          28
     Company contribution                                                 282
     Benefits paid                                                       (342)
     Administrative expenses                                              (63)
     Fair value of plan assets                                              -
                                                                      -------
          at December 31, 2003                                        $     -
                                                                      =======

Funded status at December 31, 2003                         $(5,531)   $     0    $ 1,375
Unrecognized prior service cost                                965          -          -
Unrecognized transitional obligation                             -          -       (215)
Unrecognized net actuarial (gain) loss                       1,641          -        468
                                                           -------    -------    -------
Prepaid/(accrued) benefit cost at Dec. 31, 2003            $(2,925)   $     -    $ 1,628
                                                           =======    =======    =======

Components of expense:
     Cost of benefits earned                               $    66    $    85    $     6
     Interest cost on benefit obligation                       419         32         49
     Expected return on plan assets                              -        (30)         -
     Amortization of prior service cost                        130          -          -
     Recognized actuarial (gain) loss                           67          -        (47)
     Amortization of transitional (asset) or obligation          -         (2)        22
     FAS 88 Accounting charge for settlement                     -         31          -
     Asset withdrawal                                            -          -          -
                                                           -------    -------    -------
Net periodic cost                                          $   682    $   116    $    30
                                                           =======    =======    =======

         At December 31, 2003, the weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation under the SERP was 7.5% and 5.0%, respectively.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         At December 31, 2003, the weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation under the LM defined benefit plan was 6.0% and 4.0%, respectively. The expected long-term rate of return on the LM plan assets was 7.0%.

         The weighted average discount rate used for the ABN postretirement benefits plan in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 2003. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation, at January 1, 2003 was 6.5%, decreasing each successive year until it reaches 5.0% in 2005, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase service cost plus interest on the accumulated postretirement benefit obligation by approximately 7.5%. A one-percentage point decrease in the assumed healthcare cost trend rate for each year would decrease service cost plus interest on the accumulated postretirement benefit obligation by approximately 6.5%.

Certain information as of December 31, 2002 (Successor Co) in follows (in thousands):

                                                                            LM       ABN Post-
                                                                          Pension   Retirement
                                                                SERP       Plan      Benefits
                                                               -------    -------    -------
Change in benefit obligation:
     Benefit obligation at December 31, 2001 (Predecessor Co)  $ 5,551    $ 1,567    $ 3,315
     Cost of benefits earned (service cost)                         69        115         28
     Interest cost on benefit obligation                           402        126        165
     Plan participants' contributions                                -         21          -
     Benefits paid                                                (471)    (1,675)      (222)
     Settlements                                                     -          -     (2,085)
     Actuarial (gain) or loss                                       34         98        (14)
                                                               -------    -------    -------
     Benefit obligation at December 31, 2002 (Successor Co)    $ 5,585    $   252    $ 1,187
                                                               =======    =======    =======

Change in plan assets:
     Fair value of plan assets at December 31, 2001
       (Predecessor Co)                                                   $ 1,712
     Actual return on plan assets                                             (36)
     Company contribution                                                     102
     Benefits paid                                                         (1,675)
     Administrative expenses                                                   (8)
     Fair value of plan assets
                                                                          -------
     at December 31, 2002 (Successor Co)                                  $    95
                                                                          =======
Funded status at December 31, 2002                             $(5,585)   $   143    $ 1,187
Unrecognized prior service cost                                  1,095          -       (267)
Unrecognized net actuarial (gain) loss                           1,739         (4)       938
                                                               -------    -------    -------
Prepaid/(accrued) benefit cost at Dec. 31, 2002
(Successor Co)                                                 $(2,751)   $   139    $ 1,858
                                                               =======    =======    =======

Components of expense:
     Cost of benefits earned                                   $    69    $   127    $    28
     Interest cost on benefit obligation                           402        126        165
     Expected return on plan assets                                  -       (150)         -
     Amortization of prior service cost                            130          -          -
     Recognized actuarial (gain) loss                               81          -       (119)
     Amortization of transitional (asset) or obligation              -         (8)        48
     FAS 88 Accounting charge for settlement                         -        345          -
                                                               -------    -------    -------
Net periodic cost                                              $   682    $   440    $   122
                                                               =======    =======    =======

         At December 31, 2002, the weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation under the SERP was 7.5% and 5.0%, respectively.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         At December 31, 2002, the weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation under the LM defined benefit plan was 6.0% and 4.0%, respectively. The expected long-term rate of return on the LM plan assets was 7.0%.

The weighted average discount rate used for the ABN postretirement benefits plan in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 2002. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation, at January 1, 2002 was 7.0%, decreasing each successive year until it reaches 5.0% in 2005, after which it remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase service cost plus interest on the accumulated postretirement benefit obligation by approximately 7.5%. A one-percentage point decrease in the assumed healthcare cost trend rate for each year would decrease service cost plus interest on the accumulated postretirement benefit obligation by approximately 6.5%.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain information as of December 31, 2001 (Predecessor Co) follows (in thousands):

                                                                                                ABN
                                                             ABN                    LM          Post-
                                                           Pension                Pension     Retirement
                                                            Plan        SERP        Plan       Benefits
                                                          --------    --------    --------    -----------
Change in benefit obligation:
     Benefit obligation at December 31, 2000              $  9,459    $  5,215    $  1,394    $  6,430
     Cost of benefits earned (service cost)                      -          48          97          44
     Interest cost on benefit obligation                       709         391         103         244
     Plan participants' contributions                            -           -          27           -
     Benefits paid                                         (11,194)       (434)        (54)       (239)
     Curtailment                                                 -           -           -           -
     Actuarial (gain) or loss                                1,026         331           -      (3,164)
                                                          --------    --------    --------    --------
     Benefit obligation at December                       $      -    $  5,551    $  1,567    $  3,315
                                                          ========    ========    ========    ========

Change in plan assets:
     Fair value of plan assets
          at December 31, 2000                            $ 14,031                $  1,591
     Actual return on plan assets                           (1,635)                     26
     Company contribution                                   (1,062)                    153
     Benefits paid                                         (11,194)                   (54)
     Administrative expenses                                  (140)                     (4)
     Fair value of plan assets                                   -                       -
                                                          --------                --------
          at December 31, 2001                            $      -                $  1,712
                                                          ========                ========

Funded status at December 31, 2001                        $      -    $ (5,551)   $    148    $ 3,315
Unrecognized prior service cost                                  -       1,224         134     (1,484)
Unrecognized net actuarial (gain) loss                           -       1,786         (78)     5,138
                                                          --------    --------    --------    -------
Prepaid/(accrued) benefit cost at Dec. 31, 2001           $      -    $ (2,541)   $    204    $ 6,969
                                                          ========    ========    ========    =======

Components of expense:
     Cost of benefits earned                              $    140    $     47    $     93    $    44
     Interest cost on benefit obligation                       709         391         103        244
     Expected return on plan assets                         (1,193)          -        (130)         -
     Amortization of prior service cost                          -         130           -       (218)
     Recognized actuarial (gain) loss                         (234)         66           -          -
     Amortization of transitional (asset) or obligation          -           -          (7)       135
     FAS 88 Accounting charge for settlement                  (275)          -           -          -
     Asset withdrawal                                        1,062           -           -          -
                                                          --------    --------    --------    -------
Net periodic cost                                         $    209    $    634    $     59    $   205
                                                          ========    ========    ========    =======


         At December 31, 2001, the weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation under the SERP was 7.25% and 6.0%, respectively.

         At December 31, 2001, the weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation under the LM defined benefit plan was 7.0% and 5.0%, respectively. The expected long-term rate of return on the LM plan assets was 8.0%.

         The weighted average discount rate used for the ABN postretirement benefits plan in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 2001. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation, at January 1, 2000 was 7.0%, decreasing each successive year until it reaches 5.0% in 2007, after which it

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

remains constant. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase service cost plus interest on the accumulated postretirement benefit obligation by approximately 10%. A one-percentage point decrease in the assumed healthcare cost trend rate for each year would decrease service cost plus interest on the accumulated postretirement benefit obligation by approximately 9.0%.

         Retirement benefits are also provided to eligible union and non-union employees, through defined contributions to an employees' retirement plan.

NOTE P - Condensed Financial Information And Geographic Area Data

         The following subsidiaries are domiciled as follows: ABN - US; ABNB - Brazil; LM - Australia and New Zealand; CPS - France; and Transtex - Argentina.

         Government sales in each of the geographic locations where the Company conducts business is principally dependent on successful competitive bids which are generally awarded on the basis of price but may also include other factors. Many of the Company's contracts are re-bid annually or on a multiple year basis. Government sales are generally subject to provisions allowing termination for the convenience of the government.

         Sales to ABNB's 22.5% minority owner in 2003, 2002 and 2001 were 8.2%, 8.7% and 11.1%, respectively, of consolidated sales.

         US export sales were less than 1% of consolidated sales in 2003, 2002 and 2001, respectively.

         The following condensed consolidating financial information (amounts in millions) illustrates the composition of the subsidiaries and provides additional information, which is useful in assessing the financial composition of the subsidiaries. The Company accounts for investments in subsidiaries on the equity method. Intercompany investments and transactions are eliminated in consolidation.

                                                                           Condensed Balance Sheets
                                                          -----------------------------------------------------------
                                                                              Successor Company
                                                          -----------------------------------------------------------
                                                          Parent    ABN     ABNB     LM      CPS    Transtex  Consol.
                                                          ------   ------  ------  ------   ------  --------  -------
As of December 31, 2003
   Cash and cash equivalents                              $  3.2   $  0.1  $  5.2  $  0.1   $  0.2  $    0.3  $   9.1
   Accounts receivable, net                                    -      2.9    11.6     7.5      4.4       0.5     26.9
   Inventories                                                 -      2.5    11.3     8.1      1.9       1.0     24.8
   Prepaid expenses and other                                 .2      0.8     1.4      .3      0.6        .5      3.8
   Investments in and receivables from subsidiaries, net    58.0        -       -       -      1.4         -        -
   Property, plan and equipment, net                           -      5.5    35.7     8.7      2.8       0.6     53.3
   Other assets                                             (0.7)     1.9     8.0     2.2      0.2         -     11.6
   Goodwill                                                  3.2      9.2    50.6       -      3.0       6.1     72.1
                                                          ------   ------  ------  ------   ------  --------  -------
        Total Assets                                      $ 63.9   $ 22.9  $123.7  $ 26.9   $ 14.5  $    9.0  $ 201.6
                                                          ======   ======  ======  ======   ======  ========  =======
   Other current liabilities                                 4.8      5.3    11.1    80.3      6.3       1.1    108.5
   Long-term debt                                          100.0      0.7       -       -        -         -    100.7
   Other liabilities                                         6.6      2.0     2.7     0.4      1.8         -     13.5
   Deferred income taxes                                       -        -     2.2       -        -         -      2.2
   Minority interest                                           -        -    24.2       -        -         -     24.2
   Equity (deficit)                                        (47.5)    14.9    83.5   (53.8)     6.4       7.9    (47.5)
                                                          ------   ------  ------  ------   ------  --------  -------
   Total liabilities and equity (deficit)                 $ 63.9   $ 22.9  $123.7  $ 26.9   $ 14.5  $    9.0  $ 201.6
                                                          ======   ======  ======  ======   ======  ========  =======

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Condensed Balance Sheets
                                                          -----------------------------------------------------------
                                                                              Successor Company
                                                          -----------------------------------------------------------
                                                          Parent    ABN     ABNB     LM      CPS    Transtex  Consol.
                                                          ------   ------  ------  ------   ------  --------  -------
As of December 31, 2002
   Cash and cash equivalents                              $  3.8   $  3.6  $  1.9  $  0.1   $  0.8  $    0.6  $  10.8
   Accounts receivable, net                                    -      4.3    10.9     6.7      2.4       0.4     24.7
   Inventories                                                 -      1.8     7.9     5.6       .6       0.7     16.5
   Prepaid expenses and other                                 .1      1.2     1.3      .2      1.1        .2      4.2
   Investments in and receivables from subsidiaries, net    87.1        -       -       -      0.6         -        -
   Property, plan and equipment, net                           -      5.3    34.0     8.3      1.7       0.7     50.1
   Other assets                                             (0.6)     2.2     7.4     2.8      0.0         -     11.9
   Goodwill                                                 10.6     10.5    67.1       -      6.2       5.3     99.6
                                                          ------   ------  ------  ------   ------  --------  -------
   Total assets                                           $101.0   $ 28.9  $130.5  $ 23.7   $ 13.4  $    7.9  $ 217.8
                                                          ======   ======  ======  ======   ======  ========  =======
   Other current liabilities                              $  8.2   $  3.9  $ 12.0  $ 15.9   $  3.1  $    0.9  $  43.9
   Long-term debt                                           93.5      0.7       -    44.1        -         -    138.3
   Other liabilities                                         8.1      4.0     3.0     0.5      1.4         -     16.9
   Deferred income taxes                                       -        -     1.8       -        -         -      1.9
   Minority interest                                           -        -    25.6       -        -         -     25.6
   Equity (deficit)                                         (8.8)    20.3    88.1   (36.8)     8.9       7.0     (8.8)
                                                          ------   ------  ------  ------   ------  --------  -------
   Total liabilities and equity (deficit)                 $101.0   $ 28.9  $130.5  $ 23.7   $ 13.4  $    7.9  $ 217.8
                                                          ======   ======  ======  ======   ======  ========  =======

                                                                           Condensed Balance Sheets
                                                          -----------------------------------------------------------
                                                                             Predecessor Company
                                                          -----------------------------------------------------------
                                                          Parent    ABN     ABNB     LM      CPS    Transtex  Consol.
                                                          ------   ------  ------  ------   ------  --------  -------
As of December 31, 2001
   Cash and cash equivalents                              $  1.8   $  3.7  $  3.0  $  0.2   $  1.0  $    0.1  $   9.8
   Accounts receivable, net                                    -      8.4    15.8     6.4      2.4       1.6     34.6
   Inventories                                                 -      1.5    10.0     5.6      0.4       0.8     18.3
   Prepaid expenses and other                                0.1      1.8     2.6     1.7      0.7       0.9      6.6
   Investments in and receivables from subsidiaries, net    49.0        -    (1.7)    0.8      0.4         -        -
   Property, plan and equipment, net                         0.1      4.8    30.6     7.2      1.7       2.9     47.3
   Other assets                                              2.8      2.5     4.1     5.8        -         -     11.4
   Goodwill                                                    -        -    12.0    23.8      1.0         -     36.8
                                                          ------   ------  ------  ------   ------  --------  -------
   Total assets                                           $ 53.8   $ 22.7  $ 76.4  $ 51.5   $  7.6  $    6.3  $ 164.8
                                                          ======   ======  ======  ======   ======  ========  =======
   Prepetition liabilities                                $209.4  $     - $     -  $    -   $    -  $      -  $ 209.4
   Postpetition liabilities                                  1.9        -       -       -        -         -      2.0
   Other current liabilities                                 1.5      8.5    17.8    10.4      3.1       2.7     42.1
   Long-term debt                                              -      0.7       -    41.0        -         -     41.7
   Other liabilities                                         0.1      8.6     3.8     2.0      1.6       0.2     16.3
   Deferred income taxes                                     2.4        -     3.7     1.4        -         -      3.7
   Minority interest                                           -        -    11.1       -        -         -     11.1
   Equity (deficit)                                       (161.5)     4.9    40.0    (3.3)     2.9       3.4   (161.5)
                                                          ------   ------  ------  ------   ------  --------  -------
   Total liabilities and equity (deficit)                 $ 53.8   $ 22.7  $ 76.4  $ 51.5   $  7.6  $    6.3  $ 164.8
                                                          ======   ======  ======  ======   ======  ========  =======


AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                   Consolidated Statement of Operations
                                             --------------------------------------------------------------
                                                                               Successor Company
                                             --------------------------------------------------------------
                                             Parent    ABN      ABNB      LM      CPS     Transtex   Consol.
                                             ------   ------   ------   ------   ------   --------   -------
Year Ended December 31, 2003
Continuing Operations

  Sales                                      $    -   $ 21.9   $ 98.3   $ 80.1   $ 17.2   $    5.1   $222.6
                                             ------   ------   ------   ------   ------   --------   ------
  Cost of Goods                                   -     15.1     73.4     64.6     15.1        3.0    171.2
  Selling and administrative                    3.6      7.4      8.0     13.7      1.1        0.8     34.6
  Restructuring                                          0.9                                            0.9
  Goodwill and asset impairments                7.4      0.2     29.6      1.1      4.4          -     42.7
  Depreciation and amortization                   -      0.8      8.6      2.1      0.8        0.3     12.6
                                             ------   ------   ------   ------   ------   --------   ------
  Total costs and expenses                     11.0     24.4    119.6     81.5     21.4        4.1    262.0
                                             ------   ------   ------   ------   ------   --------   ------

  Post Retirement Benefit Curtailment             -     (0.3)       -        -        -          -     (0.3)
  Interest expense                              9.7      0.2      0.2      2.7      0.1          -     12.9
  Gain on Senior Note repurchases              (3.4)       -        -        -        -          -     (3.4)
  Other expenses (income), net                 (0.7)     0.1     (0.8)    (0.1)       -        0.4     (1.1)
                                             ------   ------   ------   ------   ------   --------   ------
  Income (loss) before reorganization
    items and taxes                           (16.6)    (2.5)   (20.7)    (4.0)    (4.3)       0.6    (47.5)
  Reorganization gain                           0.4        -        -        -        -          -      0.4
                                             ------   ------   ------   ------   ------   --------   ------
  Income (loss) before taxes and
    minority interest                         (17.0)    (2.5)   (20.7)    (4.0)    (4.3)       0.6    (47.9)
  Taxes                                         0.1      0.4      3.5        -        -        0.2      4.2
                                             ------   ------   ------   ------   ------   --------   ------
  Income (loss) before minority interest      (17.1)    (2.9)   (24.2)    (4.0)    (4.3)       0.4    (52.1)
  Minority interest                               -        -     (5.5)       -        -          -     (5.5)
                                             ------   ------   ------   ------   ------   --------   ------
  Income (loss) before extraordinary items    (17.1)    (2.9)   (18.7)    (4.0)    (4.3)       0.4    (46.6)
  Extraordinary gain                              -        -        -        -        -          -        -
                                             ------   ------   ------   ------   ------   --------   ------
    Net income (loss)                        $(17.1)  $ (2.9)  $(18.7)  $ (4.0)  $ (4.3)  $    0.4   $(46.6)
                                             ======   ======   ======   ======   ======   ========   ======


                                                           Condensed Statements of Operations
                                             --------------------------------------------------------------
                                                                   Successor Company
                                             --------------------------------------------------------------
                                             Parent    ABN      ABNB      LM      CPS     Transtex   Consol.
                                             ------   ------   ------   ------   ------   --------   -------
Three Months Ended December 31, 2002
Continuing Operations
  Sales                                      $    -   $  7.9  $  20.3   $ 16.5   $  2.9   $    0.8   $ 48.4
                                             ------   ------   ------   ------   ------   --------   ------
  Cost of Goods                                   -      4.7     15.9     13.7      1.9        0.5     36.7
  Selling and administrative                    0.7      1.9      1.3      1.6      0.3        0.1      5.9
  Goodwill and asset impairments                        14.3     33.2      0.1        -          -     47.5
  Depreciation and amortization                   -      0.1      1.7      0.4      0.2        0.1      2.5
                                             ------   ------   ------   ------   ------   --------   ------
  Total costs and expenses                      0.7     21.0     52.1     15.8      2.4        0.7     92.6
                                             ------   ------   ------   ------   ------   --------   ------

  Post Retirement Benefit Curtailment             -     (5.0)       -        -        -          -     (5.0)
  Interest expense                              2.3      0.1        -      0.4        -          -      2.8
  Other expenses (income), net                  0.1        -      0.1      0.1      0.1       (0.5)    (0.1)
                                             ------   ------   ------   ------   ------   --------   ------
  Income (loss) before reorganization
    items and taxes                            (3.1)    (8.2)   (31.9)     0.2      0.4        0.6    (41.9)
  Reorganization gain                             -        -        -        -        -          -        -
                                             ------   ------   ------   ------   ------   --------   ------
  Income (loss) before taxes and
    minority interest                          (3.1)    (8.2)   (31.9)     0.2      0.4        0.6    (41.9)
  Taxes                                         0.1     (0.1)    (0.1)     4.8      0.2          -      5.0
                                             ------   ------   ------   ------   ------   --------   ------
  Income (loss) before minority interest       (3.2)    (8.1)   (31.8)    (4.6)     0.2        0.6    (46.9)
  Minority interest                               -        -     (7.4)       -        -          -     (7.4)
                                             ------   ------   ------   ------   ------   --------   ------
  Income (loss) before extraordinary items     (3.2)    (8.1)   (24.4)    (4.6)     0.2        0.6    (39.5)
  Extraordinary gain                              -        -        -        -        -          -        -
                                             ------   ------   ------   ------   ------   --------   ------
    Net income (loss)                        $ (3.2)  $ (8.1)  $(24.4)  $ (4.6)  $  0.2   $    0.6   $(39.5)
                                             ======   ======   ======   ======   ======   ========   ======

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                  Condensed Statements of Operations
                                             --------------------------------------------------------------------------
                                                                         Predecessor Company
                                             --------------------------------------------------------------------------
                                              Parent       ABN        ABNB        LM        CPS     Transtex    Consol.
                                             --------    -------    --------    -------    ------    ------    --------
Nine Months Ended September 30, 2002
Continuing Operations

  Sales                                      $    0.1    $  24.4    $   78.4    $  41.1    $  6.6    $  3.3    $  153.9
                                             --------    -------    --------    -------    ------    ------    --------

  Cost of Goods                                   0.2       14.1        57.7       31.7       5.1       1.7       110.5
  Selling and administrative                      3.0        6.2         5.5        6.5       0.7       0.6        22.5
  Goodwill and asset impairments                    -        0.2           -       27.0         -         -        27.2
  Depreciation and amortization                     -        0.7         3.1        1.6       0.4       0.2         6.0
                                             --------    -------    --------    -------    ------    ------    --------
  Total costs and expenses                        3.2       21.2        66.3       66.8       6.2       2.5       166.2
                                             --------    -------    --------    -------    ------    ------    --------

  Interest expense                                7.0        0.3         0.9        1.7       0.1       0.1        10.1
  Other expenses (income), net                    0.8       (0.8)       (0.3)       0.8         -       0.1         0.6
                                             --------    -------    --------    -------    ------    ------    --------
  Income (loss) before reorganization
   items and taxes                              (10.9)       3.7        11.5      (28.2)      0.3       0.6       (23.0)
  Reorganization gain                           (87.8)      24.2      (100.1)         -      (4.7)     (5.1)     (222.0)
                                             --------    -------    --------    -------    ------    ------    --------
  Income (loss) before taxes and
   minority interest                             76.9       27.9       111.7      (28.2)      5.0       5.7       199.0
  Taxes                                          (1.4)       1.5         3.1       (0.6)      0.1       0.2         2.9
                                             --------    -------    --------    -------    ------    ------    --------
  Income (loss) before minority interest         78.3       26.4       108.6      (27.6)      4.9       5.5       196.1
  Minority interest                                 -          -        24.7          -         -         -        24.7
                                             --------    -------    --------    -------    ------    ------    --------
  Income (loss) before extraordinary items       78.3       26.4        83.9      (27.6)      4.9       5.5       171.4
  Extraordinary gain                            (89.5)         -           -          -         -         -       (89.5)
                                             --------    -------    --------    -------    ------    ------    --------
     Net income (loss)                       $  167.8    $  26.4    $   83.9    $ (27.6)   $  4.9    $  5.5    $  260.9
                                             ========    =======    ========    =======    ======    ======    ========

                                                                  Condensed Statements of Operations
                                             --------------------------------------------------------------------------
                                                                        Predecessor Company
                                             --------------------------------------------------------------------------
                                              Parent       ABN        ABNB        LM        CPS     Transtex    Consol.
                                             --------    -------    --------    -------    ------    ------    --------
Year Ended December 31, 2001
Continuing Operations
  Sales                                      $   0.5     $  35.6    $  111.2    $  57.0    $  8.5    $  8.2    $  221.0
                                             -------     -------    --------    -------    ------    ------    --------
  Cost of Goods                                  0.4        20.5        87.5       43.4       6.7       5.9       164.4
  Selling and administrative                     4.6         8.2         8.0        8.0       0.7       1.8        31.3
  Goodwill and asset impairments                   -         0.6           -          -         -       1.9         2.5
  Depreciation and amortization                    -         0.8         4.7        3.3       0.6       0.7        10.1
                                             -------     -------    --------    -------    ------    ------    --------
  Total costs and expenses                       5.0        30.1       100.2       54.7       8.0      10.3       208.3
                                             -------     -------    --------    -------    ------    ------    --------

  Interest expense                               8.0         0.3         1.1        3.6       0.1       0.4        13.5
  Other expenses (income), net                  (0.2)        0.1         0.6        0.1      (0.1)        -         0.5
                                             -------     -------    --------    -------    ------    ------    --------
  Income (loss) before reorganization
   items and taxes                             (12.3)        5.1         9.3       (1.4)      0.5      (2.5)       (1.3)
  Reorganization items                           0.1           -           -          -         -         -         0.1
                                             -------     -------    --------    -------    ------    ------    --------
  Income (loss) before taxes and
   minority interest                           (12.4)        5.1         9.3       (1.4)      0.5      (2.5)       (1.4)
  Taxes                                         (1.8)        1.1         2.8        0.4       0.2                   2.7
                                             -------     -------    --------    -------    ------    ------    --------
  Income (loss) before minority interest       (10.6)        4.0         6.5       (1.8)      0.3      (2.5)       (4.1)
  Minority interest                                -           -         1.4          -         -         -         1.4
                                             -------     -------    --------    -------    ------    ------    --------
     Net income (loss)                       $ (10.6)    $   4.0    $    5.1    $  (1.8)   $  0.3    $ (2.5)   $   (5.5)
                                             =======     =======    ========    =======    ======    ======    ========

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                             Condensed Statements of Cash Flows
                                                                    Successor Company
                                         Parent     ABN       ABNB        LM       CPS     Transtex   Consol.
                                         ------    ------    -------     -----    ------   --------   -------
Year Ended December 31, 2003
 Net cash - operating activities         $ (5.3)   $ (0.6)   $  11.9     $   -    $ (0.1)   $  0.2    $   6.1
                                         ------    ------    -------     -----    ------    ------    -------
 Investing activities
  Proceeds from sale of assets                -         -          -         -         -         -        -
  Capital expenditures                        -      (1.2)      (3.3)     (0.5)     (0.6)     (0.1)      (5.7)
  Other                                                                    0.4                            0.4
                                         ------    ------    -------     -----    ------    ------    -------
 Net cash - investing activities              -      (1.2)      (3.3)     (0.1)     (0.6)     (0.1)      (5.3)
                                         ------    ------    -------     -----    ------    ------    -------
 Financing activities
  Proceeds from borrowings                    -       0.8          -       0.1       0.6         -        1.5
  Borrowings (repayments)                     -         -       (0.4)        -         -         -       (0.4)
  Dividends to minority shareholder           -         -       (1.1)        -         -         -       (1.1)
  Senior Note repurchases                  (2.9)                                                         (2.9)
                                         ------    ------    -------     -----    ------    ------    -------
 Net cash - financing activities           (2.9)      0.8       (1.5)      0.1       0.6         -       (2.9)
                                         ------    ------    -------     -----    ------    ------    -------
 Effect of foreign currency exchange
  rate changes on cash and cash
  equivalents                                 -         -        0.1         -       0.2       0.1        0.4
                                         ------    ------    -------     -----    ------    ------    -------
 Increase (decrease) in cash and
  cash equivalents:                        (8.2)     (1.0)       7.2       0.0       0.1       0.2       (1.7)
 Dividends and advances
  from subsidiaries, net                    7.6      (2.5)      (3.9)        -      (0.7)     (0.5)         -
 Beginning of period                        3.8       3.6        1.9       0.1       0.8       0.6       10.8
                                         ------    ------    -------     -----    ------    ------    -------
 End of period                           $  3.2    $  0.1    $   5.2     $ 0.1    $  0.2    $  0.3    $   9.1
                                         ======    ======    =======     =====    ======    ======    =======


                                                             Condensed Statements of Cash Flows
                                                                    Successor Company
                                             Parent     ABN      ABNB       LM       CPS      Transtex      Consol.
                                             ------     ---      ----       --       ---      --------      -------
Three Months Ended December 31, 2002
 Net cash - operating activities            $ (1.9)   $ (1.3)   $  3.3    $  0.2    $  --       $  0.3     $   0.6
                                            ------    ------    ------    ------    -----       ------     -------
 Investing activities

  Proceeds from sale of assets                  --        --        --        --       --           --          --
  Capital expenditures                          --        --      (1.5)     (0.4)      --           --         1.9
                                            ------    ------    ------    ------    -----       ------     -------
 Net cash - investing activities                --        --      (1.5)     (0.4)      --           --         1.9
                                            ------    ------    ------    ------    -----       ------     -------
 Financing activities
  Proceeds from borrowings                      --        --        --       0.2       --           --         0.2
  Borrowings (repayments)                       --        --      (0.1)       --       --           --        (0.1)
 Dividends to minority shareholder              --        --      (0.4)       --       --           --        (0.4)
                                            ------    ------    ------    ------    -----       ------     -------
 Net cash - financing activities                          --      (0.5)      0.2       --           --        (0.3)
 Effect of foreign currency exchange
  rate changes on cash and cash
  equivalents                                   --        --       0.2       0.1       --           --         0.3
                                            ------    ------    ------    ------    -----       ------     -------
 Increase (decrease) in cash and
  cash equivalents:                           (1.9)     (1.3)      1.5       0.1       --          0.3        (1.3)
 Dividends and advances
  from subsidiaries, net                       1.4      (0.1)     (1.2)       --     (0.1)          --          --
 Beginning of period                           4.3       5.0       1.5        --      0.9          0.3        12.1
                                            ------    ------    ------    ------    -----       ------     -------
 End of period                              $  3.8    $  3.6    $  1.8    $  0.1    $ 0.8       $  0.6     $  10.8
                                            ======    ======    ======    ======    =====       ======     =======


                                                          Condensed Statements of Cash Flows
                                                                  Predecessor Company
                                         Parent      ABN      ABNB        LM       CPS     Transtex   Consol.
                                         ------    ------    ------     ------    ------    ------    -------
Nine Months Ended September 30, 2002
 Net cash - operating activities         $  4.7    $  7.5    $  8.9     $ (0.5)   $  0.1    $  0.5    $  11.7
                                         ------    ------    ------     ------    ------    ------    -------

 Investing activities
  Proceeds from sale of assets                -       0.5         -          -         -         -        0.5
  Capital expenditures                        -      (0.9)     (2.4)      (1.7)     (0.2)     (0.1)      (5.3)
                                         ------    ------    ------     ------    ------    ------    -------
 Net cash - investing activities              -      (0.4)     (2.4)      (1.7)     (0.2)     (0.1)      (4.8)
                                         ------    ------    ------     ------    ------    ------    -------
 Financing activities
  Proceeds from borrowings                    -         -         -        1.2         -         -        1.2
  Borrowings (repayments)                     -      (2.9)     (1.1)         -         -      (0.1)      (4.1)
 Dividends to minority shareholder            -         -      (1.0)         -         -         -       (1.0)
                                         ------    ------    ------     ------    ------    ------    -------
 Net cash - financing activities              -      (2.9)     (2.1)       1.2         -      (0.1)      (3.9)
 Effect of foreign currency exchange
  rate changes on cash and cash
  equivalents                                 -         -      (0.8)       0.1       0.1      (0.1)      (0.7)
                                         ------    ------    ------     ------    ------    ------    -------
 Increase (decrease) in cash and
  cash equivalents                         (4.7)      4.2       3.6       (0.9)        -       0.2        2.3
 Dividends and advances
  from subsidiaries, net                    7.2      (2.9)     (5.1)       0.7      (0.1)        -          -
 Beginning of period                        1.8       3.7       3.0        0.2       1.0       0.1        9.8
                                         ------    ------    ------     ------    ------    ------    -------
 End of period                           $  4.3    $  5.0    $  1.5     $    -    $  0.9    $  0.3    $  12.1
                                         ======    ======    ======     ======    ======    ======    =======

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                         Condensed Statements of Cash Flows
                                                               Predecessor Company
                                         Parent     ABN       ABNB        LM       CPS     Transtex   Consol.
                                         ------    ------    -------    ------    -----     ------    -------
Year Ended December 31, 2001
 Net cash - operating activities         $ (6.0)   $  2.3    $  12.5    $ (0.5)   $  1.4    $  1.1    $  10.8
                                         ------    ------    -------    ------    ------    ------    -------
 Investing activities
  Proceeds from sale of assets                -         -          -         -         -         -        -
  Capital expenditures                     (0.1)     (1.8)      (6.2)     (0.3)     (0.1)     (0.4)      (8.9)
                                         ------    ------    -------    ------    ------    ------    -------
 Net cash - investing activities           (0.1)     (1.8)      (6.2)     (0.3)     (0.1)     (0.4)      (8.9)
                                         ------    ------    -------    ------    ------    ------    -------
 Financing activities
  Proceeds from borrowings                    -       2.0        2.5       0.5                   -        5.0
  Borrowings (repayments)                     -      (0.1)      (1.9)     (1.0)     (0.4)     (0.6)      (4.0)
 Dividends to minority shareholder            -         -       (1.0)        -         -         -       (1.0)
                                         ------    ------    -------    ------    ------    ------    -------
 Net cash - financing activities              -       1.9       (0.4)     (0.5)     (0.4)     (0.6)       -
 Effect of foreign currency exchange
  rate changes on cash and cash
  equivalents                                 -         -       (0.1)               (0.1)        -       (0.2)
                                         ------    ------    -------    ------    ------    ------    -------
 Increase (decrease) in cash and
  cash equivalents:                        (6.1)      2.4        5.8      (1.3)      0.8       0.1        1.7
 Dividends and advances
  from subsidiaries, net                    3.8      (1.7)      (3.3)      1.3                            0.1
 Beginning of period                        4.1       3.0        0.5       0.2       0.2         -        8.0
                                         ------    ------    -------    ------    ------    ------    -------
 End of period                           $  1.8    $  3.7    $   3.0    $  0.2    $  1.0    $  0.1    $   9.8
                                         ======    ======    =======    ======    ======    ======    =======

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q - Commitments and Contingencies

LEGAL AND OTHER PROCEEDINGS

Confirmation and Consummation of the Plan - On December 8, 1999 (the "Petition Date"), the Parent (but none of its subsidiaries) filed a petition for reorganization relief under Chapter 11 of the United States Bankruptcy Code. On that date, the Parent also filed its initial plan of reorganization which set forth the manner in which claims against and interests in the Parent would be treated following its emergence from Chapter 11. Only the Parent filed a petition for reorganization relief under Chapter 11. None of the Parent's subsidiaries was a party to the Chapter 11 Proceeding or any other insolvency or similar proceeding.

         The Parent's plan of reorganization was subsequently amended four times and on May 24, 2002, the Parent submitted its Final Disclosure Statement with respect to its proposed Fourth Amended Reorganization Plan to the Bankruptcy Court. On August 22, 2002, the Bankruptcy Court confirmed the Plan. On October 1, 2002, the Effective Date, all conditions required for the consummation of the Plan were achieved and the Plan became effective.

         On January 29, 2003, in accordance with the standard procedures of the Bankruptcy Court, the Parent filed final omnibus objections to expunge all claims that it believes have no basis or merit. The Parent's objections included objections to claims that were duplicative, inconsistent with the Company's books and records, untimely, already satisfied or resolved under the Plan, or otherwise without merit. The Bankruptcy Court will consider the Company's objections to the proofs of claim, and any responses by the affected claimants thereto, at a hearing scheduled on May 6, 2004, or on such other adjourned dates as may be scheduled by the Bankruptcy Court. The Company has reinstated all known creditor claims that were recorded as pre-petition liabilities net of any negotiated settlements.

OTHER POTENTIAL CLAIMS AND PROCEEDINGS

         Dispute with the Blackstone Group L.P. In the fourth quarter of 2003, the Parent and its Chapter 11 investment advisors, the Blackstone Group ("Blackstone), agreed to settle Blackstone's asserted claim of $1.6 million plus interest and costs (pursuant to an unsecured promissory note which was scheduled to be payable upon consummation of the Plan). As a result of the settlement, Blackstone received from the Parent approximately $0.6 million in cash and approximately $1.3 million in Senior Notes which were repurchased by the Company in the open market during 2003 at a cost of approximately $0.6 million.

         Lithuania Claim. In October 2003, the Parent notified the Bank of Lithuania, ("Lithuania"), that it would not make its scheduled installment settlement payment of $0.5 million due October 1, 2003 due to its cash flow constraints. The payment is part of a remaining $1.7 million settlement obligation between the Parent and Lithuania that was entered into the Bankruptcy Court and became effective upon the October 1, 2002 consummation of the Plan. Both parties initially entered into a discussion in an attempt to restructure the balance of the obligation to avoid further litigation. However, counsel for Lithuania indicated that the Parent's initial proposal was unacceptable and issued a notice of default. As a result of the default, the entire $1.7 million obligation was recorded as a current liability in accounts payable and accrued expenses at December 31, 2003. On February 4, 2004, counsel for Lithuania filed a complaint against the Parent in the United States District court, Southern District of New York, seeking a judgment in the amount of $1.7 million, as well as interest, costs and disbursements. On February 12, 2004, counsel for Lithuania filed the identical complaint in the United States District Court, District of New Jersey. The Parent has not yet formally responded to either Complaint.

         Commonwealth of Australia Claim. In January 2003, LM received a repayment request from the Australian Treasury Department (the "Treasury") related to a contract under which LM provided services to the General Sales Tax Office (the "GST"). Services rendered under this contract were provided by LM to the GST between the years 2000 and 2001. The claim for repayment alleges that an overpayment of approximately $1.0 million was made by the GST. In order to resolve this dispute, LM and the GST executed a settlement agreement whereby LM will pay $0.8 million from (i) the proceeds received from LM's sales process if completed by December 31, 2003 or (ii) in twelve equal installments commencing January 2004 which balance would be accelerated upon the proceeds from any sale of LM after December 31, 2003. Accordingly, LM has fully reserved this amount as of September 30, 2003 with respect to the proposed settlement.

         Potential SERP Claim. In the first quarter of 2004, the Parent notified former pre-petition participants of the Parent's Supplemental Executive Retirement Plan ("the SERP") that due to cash flow constraints it would indefinitely suspend any future payments until further notice under the SERP. One of the participants has formally filed a notice of default. The Parent intends to enter into a discussion with various participants in an attempt to settle payments due under the

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SERP in an effort to avoid litigation. However there can be no assurance that a successful outcome between the parties can be achieved.

        Dispute with the USDA. - In the third quarter of 2003, the USDA gave ABN final notification and delivery instructions for the remaining food coupons held in secure storage by ABN pursuant to its distribution contract with the USDA which expired on September 30, 2003. ABN fully performed and completed the remaining two months of service pursuant to the terms of this contract, and in the normal course billed the USDA approximately $1.5 million in accordance with the contract. ABN formally requested in writing that it be paid in full pursuant to the terms of the contract and the USDA formally denied approximately $1.4 million of ABN's claim. ABN believes it has fully complied with all terms under such contract. However, pursuant to the revenue recognition rules under Statement of Accounting Bulletin ("SAB") 101, the Company has not as of this date recognized any of the revenue on these services as a result of the USDA's rejection of ABN's claim. On March 19, 2004 ABN filed a complaint before the USDA Board of Contract Appeals, seeking a judgment in the amount of $1.5 million plus interest thereon.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R - Unaudited Quarterly Results of Operations - (Unaudited amounts in thousands, except per share data)

                                                                      Year End December 31, 2003
                                                                            (Successor Co)
                                                   First Quarter    Second Quarter    Third Quarter    Fourth Quarter
                                                   -------------    --------------    -------------    --------------
Continuing Operations
 Sales                                               $ 48,872         $ 55,604         $ 59,865          $ 58,284
 Cost of goods sold                                    38,830           42,744           44,783            44,810
 Loss from continuing operations (a)                   (2,655)          (2,328)          (1,390)          (40,209)
 Net income (loss)                                     (2,655)          (2,328)          (1,390)          (40,209)
 Net income (loss) per share - Basic and Diluted
 Continuing operations                                  (0.22)           (0.20)           (0.12)            (3.42)
 Net income (loss) per share                            (0.22)           (0.20)           (0.12)            (3.42)


                                                            Nine Months                       Three Months
                                                               Ended                              Ended
                                                         September 30, 2002                 December 31, 2002
                                                         (Predecessor Co)                    (Successor Co)
                                                   First Quarter    Second Quarter    Third Quarter   Fourth Quarter
                                                   -------------    --------------    -------------   --------------
Continuing Operations
 Sales                                               $ 49,909          $ 52,988        $ 50,991          $ 48,388
 Cost of goods sold                                    37,531            37,091          35,863            36,673
 Loss from continuing operations (a)                   (3,186)               88         174,503           (39,431)
 Extraordinary item (b)                                     -                 -          89,520                 -
 Net income (loss)                                     (3,185)               88         264,024           (39,431)
 Net income (loss) per share - Basic and Diluted
 Continuing operations                                    N/A               N/A             N/A             (3.33)
 Extraordinary item                                       N/A               N/A             N/A                 -
 Net income (loss) per share                              N/A               N/A             N/A             (3.33)


                                                                  Year End December 31, 2001
                                                                      (Predecessor Co)
                                                      First         Second       Third      Fourth
                                                     Quarter        Quarter     Quarter     Quarter
                                                     -------        -------     -------     -------
Continuing Operations
 Sales                                             $  58,087      $  52,008     $ 52,963    $ 57,907
 Cost of goods sold                                   43,409         40,190       38,412      42,381
 Loss from continuing operations (a)                  (2,031)        (5,033)        (221)      1,831
 Net income (loss)                                    (2,031)        (5,033)        (221)      1,831
 Net income (loss) per share - Basic and Diluted
 Continuing operations                                   N/A            N/A          N/A         N/A
 Net income (loss) per share                             N/A            N/A          N/A         N/A

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (a) Includes Goodwill and asset impairment write offs as follows: $42.7 million in the fourth quarter of 2003 (Successor Company), $47.4 million in the three months ended December 31, 2002 (Successor Company), $25.4 million in the third quarter of 2002 (Predecessor Company) and $1.9 million and $0.6 million in the second and third quarter of 2001, respectively (Predecessor Company).

         (b) Extraordinary item represents the forgiveness and reinstatement of certain debt in accordance with the consummation of the Plan.

NOTE S - Commitments and Contingencies

Operating lease commitments

         The Company has long-term operating leases for offices, manufacturing facilities and equipment which expire through 2009. The Company has renewal options on some locations, which provide for renewal rents based upon increases tied to the consumer price index. Net rental expense for the year ended December 31, 2003, the three months ended December 31, 2002 (Successor Company), the nine months ended September 30, 2002 (Predecessor Company) and the year ended December 31, 2001 (Predecessor Company) was $13.2 million, $3.6 million, $10.7 million, and $16.7 million, respectively. At December 31, 2003, future minimum lease payments under non-cancelable operating leases are as follows: $6.5 million in 2004; $4.3 million in 2005; $1.4 million in 2006; $0.9 million in 2007; $0.5 million in 2008 and insignificant thereafter.

NOTE T - Related Party Transactions

         In recognition of services provided during the bankruptcy period, Mr. Gary A. Singer, a brother of Mr. Steven G. Singer, was awarded a participation in the Company's restructuring bonus pool at a $325,000 level, which was fully paid over a 36-month period commencing in January 2001 and ending December 31, 2003. On November 21, 2000, the Board of Directors (excluding Steven Singer, who abstained from discussion and voting on this subject) authorized, (but the Company did not execute, pending Compensation Committee ratification), a three-year consulting agreement with Mr. Gary Singer, to ensure the continuity of his services. On March 22, 2001, as Mr. Gary Singer had continued to provide consulting services to the Parent but the authorized agreement remained unexecuted, the Board of Directors (excluding Steven Singer, who abstained from discussion and voting on this subject) authorized the payment to Mr. Gary Singer of $10,000 for consulting services rendered in January 2001. Thereafter, the Parent entered into a three-year consulting agreement, effective retroactively as of February 1, 2001, which expired on February 1, 2004, providing for annual consulting fees of $120,000, payable monthly. The consulting agreement provided that if the agreement was terminated, other than for cause, as defined therein, Mr. Gary Singer would receive a lump-sum payment in an amount that would have otherwise been paid through the term of the agreement. On August 21, 2001, the Compensation Committee ratified the November 2000 and March 2001 actions of the Board of Directors with respect to compensation matters. Mr. Singer's consulting agreement was not renewed upon expiration.

NOTE U - Subsequent Events

         In January 2004, ABN sold its Philadelphia plant for approximately $0.8 million and will record a gain of approximately $0.4 million in the first quarter of 2004. Also in January 2004, ABN sold currency equipment that was impaired in prior years for approximately $0.5 million with a corresponding gain in the same amount.

         In the first quarter of 2004, the Company sold LM's New Zealand subsidiary to a local management group. As a result of the sale, LM will receive approximately $4.3 million in cash resulting in a pre-tax gain of approximately $ 3.5 million. The net proceeds from the sale will be utilized to pay down approximately $3.6 million of LM's bank debt and approximately $0.7 million will be used to fund working capital as mutually determined by the Company and the Banking Syndicate pursuant to the proposed restructuring plan discussed below.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V -

LM Proposed Restructuring

         In the third quarter of 2003, the Banking Syndicate evaluated the public sale process conducted by LM's financial advisors. After reviewing all options, the Banking Syndicate elected not to sell LM but have instead entered into negotiations with LM and the Company, and subsequently verbally agreed (subject to final documentation) in principle to restructure LM's bank debt through a combination of debt forgiveness of approximately $45 million in exchange for a preferred and common equity swap, thereby leaving approximately $15 million of debt on LM's books. This transaction would give the Banking Syndicate an initial controlling equity stake in LM and would result in the Parent relinquishing control in exchange for approximately 11% of the preference stock and a potential future equity interest of approximately 40% once the restructured bank debt is fully amortized. The final terms and conditions are expected to be completed sometime between the first and the second quarters of 2004. The exchange is expected to result in a non-cash gain to the Company to the extent of the net discharge of the Parent's equity deficit in LM which is approximately $53.9 million at December 31, 2003 and the value in its minority interest position based upon the fair value received in preference stock which is estimated to be approximately $2.1 million.

         The proforma effect of the LM restructuring on the Company's consolidated balance sheet , income statement and earnings per share as if the transaction occurred on December 31, 2003 would be as follows:

                                             Consolidated                          Consolidated
                                               with LM                LM        Proforma without LM
                                          December 31, 2003      Transaction     December 31, 2003
                                          -----------------      -----------     -----------------
PROFORMA BALANCE SHEET

Current assets                                $  66,764           $ (15,997)          $  50,767
 Property & Equipment, net                       53,285              (8,657)             44,628
 Other assets                                    81,518                (170)             81,348
                                              ---------           ---------           ---------
                                                201,567             (24,824)            176,743

Current liabilities                              48,581             (20,434)             28,147

Current portion of long-term debt                59,943             (59,914)                 29
                                              ---------           ---------           ---------
                                                108,524             (80,348)             28,176

Long-term debt                                  100,667                   -             100,667

Other long-term liabilities                      39,853                (428)             39,425
                                              ---------           ---------           ---------

 Total liabilities                              249,044             (80,776)            168,268

                                                                     53,852
Stockholder's (deficit)                         (47,477)              2,100               8,475
                                              ---------           ---------           ---------
                                              $ 201,567           $ (24,824)          $ 176,743
                                              =========           =========           =========

PROFORMA INCOME
STATEMENT AND EARNINGS PER SHARE

Loss before taxes on income and
 minority interest                            $ (47,807)          $   4,026           $ (43,781)
Taxes on income                                   4,249                   -               4,249
                                              ---------           ---------           ---------
Loss before minority interest                   (52,056)              4,026             (48,030)
Minority interest                                (5,474)                  -              (5,474)
                                              ---------           ---------           ---------

 Net loss                                     $ (46,582)          $   4,026           $ (42,556)
                                              =========           =========           =========

Net loss per common share
 Basic and Diluted                            ($   3.96)          $    0.34           ($   3.62)
                                              =========           =========           =========

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

While agreements in principle between the Company, LM and the Banking Syndicate have resulted in satisfactory arrangements in the past, there is no certainty that the above process will be satisfactorily concluded. As of March 26, 2004, the parties remained disagreed on certain material aspects of the agreement. In the event that these discussions are not satisfactorily concluded, there is a possibility LM may not be able to continue as a going concern absent further accommodation from the Banking Syndicate. Moreover, LM's capital constraints have caused local management difficulty in upgrading computer and other systems that, in turn, continue to hamper LM management's ability to effectively and efficiently operate, evaluate, restructure and report the operations of the business. It is anticipated that the restructuring will provide the future liquidity necessary to upgrade and enhance the quality of LM's overall financial reporting environment. Under the terms of the LM Debt, dividends payable to the Parent are prohibited.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT                         SCHEDULE I
AMERICAN BANKNOTE CORPORATION
PARENT COMPANY BALANCE SHEET
(Dollars in thousands)

                                                               December 31,
                                                         2003                2002
                                                    (Successor Co)     (Successor Co)
                                                    --------------     --------------
ASSETS

Current assets
 Cash and cash equivalent                              $  3,195           $  3,811
 Prepaid expenses and other receivables                     187                134
 Current deferred taxes                                    (807)              (844)
                                                       --------           --------
                         Total current assets             2,575              3,101

Receivables from subsidiaries, net                         (988)               (99)
Investments in subsidiaries, at equity                   58,982             87,149
                                                       --------           --------
                                                         57,994             87,050

Furniture and equipment, at cost                            167                159
Less accumulated depreciation                              (147)              (125)
                                                       --------           --------
                                                             20                 34

Other assets and deferred charges
 Deferred pension expense                                 1,094              1,094
 Deferred taxes                                          (1,093)            (1,396)
 Other                                                      140                538
 Goodwill                                                 3,214             10,561
                                                       --------           --------
                                                          3,355             10,797
                                                       --------           --------
                                                       $ 63,944           $100,982
                                                       ========           ========

   Note references are to the Notes to the Consolidated Financial Statements.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT                         SCHEDULE I
AMERICAN BANKNOTE CORPORATION
PARENT COMPANY BALANCE SHEET
(Dollars in thousands)

                                                                           December 31,
                                                                    2003               2002
                                                                (Successor Co)     (Successor Co)
                                                                --------------     --------------
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
 Current portion of long-term debt                                $       -           $   2,000
 Accounts payable and accrued expenses                                4,861               6,153
                                                                  ---------           ---------
Total Current Liabilities                                             4,861               8,153

Long term debt - Senior Notes                                       100,013              93,496

Other long-term liabilities                                           6,547               8,114
                                                                  ---------           ---------

                                                                    111,421             109,763
Commitments and Contingencies - Note B and R

Stockholders' deficit
  Common Stock par value $.01 per share authorized
  20,000,000 shares issued 11,828,571 at December 31, 2003
  and 2002                                                              118                 118
 Capital surplus                                                     20,893              20,893
 Retained deficit                                                   (86,013)            (39,431)
 Treasury stock, at cost (57,756 shares)                               (103)               (103)
 Accumulated other comprehensive income                              17,628               9,742
                                                                  ---------           ---------
                         Total stockholders' deficit                (47,477)             (8,781)
                                                                  ---------           ---------
                                                                  $  63,944           $ 100,982
                                                                  =========           =========

   Note references are to the Notes to the Consolidated Financial Statements.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT                         SCHEDULE I
AMERICAN BANKNOTE CORPORATION
PARENT COMPANY INCOME STATEMENT
(Dollars in thousands)

                                                                            Three Months       Nine Months            Year
                                                                                Ended             Ended              Ended
                                                           December 31,     December 31,      September 30,      December 31,
                                                               2003             2002              2002                 2001
                                                          (Successor Co)   (Successor Co)   (Predecessor Co)   (Predecessor Co)
                                                          --------------   --------------   ----------------   ----------------
Administrative and other expenses
  Corporate office expenses                               $        3,906   $          687   $          2,978   $          4,446
  Depreciation and amortization                                       13                3                 12                 13
  Goodwill and asset impairment                                    7,347                -                  -                  -
  Interest expense                                                 9,703            2,272              7,008              8,006
  Gain on Senior Note repurchase                                  (3,393)               -                  -                  -
  Other income, net                                                 (711)             103                767               (199)
                                                          --------------   --------------   ----------------   ----------------
  Loss before reorganization items, taxes and
    equity in earnings of subsidiaries                           (16,865)           (3,065)           (10,765)           (12,266)

  Reorganization (income) expense
    Fresh-Start adjustments                                            -                -            (88,991)                 -
    Reorganization costs                                             360              (30)             1,160                127
                                                          --------------   --------------   ----------------   ----------------
                                                                     360              (30)           (87,831)               127
  Income (loss) before taxes and equity
    in earnings of subsidiaries                                  (17,225)          (3,035)            77,066            (12,393)
Taxes
  State and local                                                     25              (60)                78                 60
  Deferred state and local                                             -               (4)              (291)            (1,182)
  Foreign (foreign withholding taxes on dividends)                   431               73                290                366
  Deferred federal (eliminated in consolidation
    against domestic subsidiary's deferred provision)               (340)              65             (1,430)            (1,010)
                                                          --------------   --------------   ----------------   ----------------
                                                                     116               74             (1,353)            (1,766)
  Loss before Extraordinary items and equity
  in earnings of subsidiaries                                    (17,341)          (3,109)            78,419            (10,627)

  Extraordinary items
    Gain or forgiveness of debt                                        -                -             91,364                  -
    Loss on debt reinstatement                                         -                -             (1,844)                 -
                                                          --------------   --------------   ----------------   ----------------
                                                                       -                -             89,520                  -

                                                          --------------   --------------   ----------------   ----------------
Income (loss) before equity in earnings of subsidiaries          (17,341)          (3,109)           167,939                  -

Equity in earnings of subsidiaries, net                          (29,241)         (36,322)            92,988              5,173

                                                          --------------   --------------   ----------------   ----------------
NET INCOME (LOSS)                                         $      (46,582)  $      (39,431)  $        260,927   $         (5,454)
                                                          ==============   ==============   ================   ================

   Note references are to the Notes to the Consolidated Financial Statements.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT
AMERICAN BANKNOTE CORPORATION
PARENT COMPANY STATEMENT OF CASH FLOW
(Dollars in thousands)

                                                               Year         Three Months       Nine Months           Year
                                                               Ended            Ended            Ended              Ended
                                                           December 31,     December 31,      September 30,      December 31,
                                                               2003             2002              2002               2001
                                                          (Successor Co)   (Successor Co)   (Predecessor Co)   (Predeccesor Co)
                                                          --------------   --------------   ----------------   ----------------
Cash From Operations:
  Net Income                                              $      (46,582)  $      (39,431)  $        260,927   $         (5,454)
                                                          --------------   --------------   ----------------   ----------------

Items not affecting cash:
  Fresh Start Adjustments                                              -                -            (88,991)                 -
  Extraordinary item-(Gain) on forgiveness of debt                     -                -            (91,364)                 -
  Extraordinary item-Loss on debt reinstatement                        -                -              1,844                  -
  Extraordinary item-(gain) on repurchase
    of 10 3/8% debt                                               (3,393)               -                  -                  -
  Accrued PIK Interest-10 3/8% Senior Debt                         9,563            2,400              6,778              8,249
  Equity in Earnings of subsidiaries                              29,241           36,322            (92,988)            (5,175)
  Deferred taxes                                                    (340)              65             (1,430)            (2,871)
  Amortization of deferred compensation                                -                -                  -                  -
  Amortization of deferred debt expense                                -                -                191                352
  Depreciation and amortization                                       13                3                 12                 13
  Goodwill and asset impairment                                    7,347                -                  -                  -
  Gain on Sale of Assets                                               -                -                  -                  -
  Other                                                               (4)              33                (67)                15
Changes in operating assets and liabilities
  Prepaid expenses and other receivables                             379               89                375                401
  Receivables                                                        752              165                868                  5
  Accounts Payable and Accrued Expenses                              (17)          (1,619)             1,167                  -
  Other liabilities                                               (1,556)            (255)            (1,219)                 -
  Other                                                              398              130                855                  -
  Pre-petition liabilities subject to compromise                       -                -                  -               (365)
  Post-petition liabilities                                            -                -                  -               (662)
                                                          --------------   --------------   ----------------   ----------------
Net cash (used in) provided by operating activities               (4,199)          (2,098)            (3,042)            (5,492)

Investing Activities
  Investment in subsidiary                                             -                -                  -             (1,275)
  Capital Expenditures                                                (8)               -                  -                (50)
  Proceeds from sale of assets                                         -                -                  -                  -
                                                          --------------   --------------   ----------------   ----------------
Net cash provided by investing activities                             (8)               -                  -             (1,325)

Financing Activities
  Dividends from subsidiaries                                      6,520            1,668              5,524              5,024
  Proceeds from stock issuance                                         -               11                  -                  -
  Repurchase of Debt (10 3/8% Bonds)                              (2,929)             (14)                 -                  -
                                                          --------------   --------------   ----------------   ----------------
Net cash (used in) provided by financing activities                3,591            1,665              5,524              5,024

Increase (Decrease) in Cash:                                        (616)            (433)             2,482             (1,793)

Cash Balance - Beginning                                           3,811            4,244              1,762              3,555
                                                          --------------   --------------   ----------------   ----------------

Cash Balance - Ending                                     $        3,195   $        3,811   $          4,244   $          1,762
                                                          ==============   ==============   ================   ================

Supplemental cash payments:
  Taxes (principally foreign withholding
    taxes on dividends)                                   $          408   $           69   $            293   $            400
  Reorganization items                                               446              555                325              1,050

   Note references are to the Notes to the Consolidated Financial Statements.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT                       SCHEDULE  II
AMERICAN BANKNOTE CORPORATION
YEAR ENDED DECEMBER 31, 2003, THREE MONTHS ENDED DECEMBER 31, 2002, NINE MONTHS ENDED SEPTEMBER 30, 2002 AND YEAR ENDED DECEMBER 31, 2002

SCHEDULE II- VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

                                                                        Column C
                                                           Column B    Additions
                                                          Balance at   Charged to                      Column E
                         Column A                         Beginning    Costs and       Column D       Balance at
                      Description                         of Period     Expenses     (Deductions)       End of
-------------------------------------------------------   ----------   ---------   ----------------   ----------
Doubtful accounts allowance

Year Ended December 31, 2000 (Predecessor)                $    1,446   $     636   $      (404) (a)   $    1,554
                                                                                          (124) (b)

Year Ended December 31, 2001  (Predecessor)               $    1,554   $      37   $         -        $    1,591

Nine Months Ended September 30, 2002 (Predecessor)        $    1,591   $     399             -        $    1,990

Three Months Ended December 31, 2002 (Successor)          $    1,990           -   $      (676) (a)   $    1,120
                                                                                   $      (194) (b)

Year Ended December 31, 2003 (Successor)                      $1,120         494   $      (553) (a)   $    1,249
                                                                                   $       188  (b)

Inventory valuation allowance

Year Ended December 31, 2000 (Predecessor)                $    2,553   $     235   $      (419) (c)   $    2,037
                                                                                   $      (332) (b)

Year Ended December 31, 2001 (Predecessor)                                         $      (810) (c)
                                                          $    2,037   $       -   $      (259) (b)   $      968

Nine Months Ended September 30, 2002 (Predecessor)        $      968   $       -   $      (384) (c)   $      571
                                                                                   $       (13) (b)

Three Months Ended December 31, 2002 (Successor)          $      571   $      33   $       (10) (c)   $      594

Year Ended December 31, 2003 (Successor)                  $      594   $     285   $      (572) (c)   $     314
                                                                                   $         7  (b)

(a)      Uncollectible accounts written off, net of recoveries

(b)      Changes in exchange rates

(c)      Inventory charged against allowance

SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2004.

                                        AMERICAN BANKNOTE CORPORATION

                                        By: /s/ Steven G. Singer
                                            ------------------------------------
                                            Steven G. Singer
                                            Chief Executive Officer

                                        By: /s/ Patrick J. Gentile
                                            ------------------------------------
                                            Patrick J. Gentile
                                            Senior Vice President Finance and
                                            Chief Accounting Officer

         Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

         SIGNATURE                            TITLE                       DATE
---------------------------   ------------------------------------   --------------
/s/  Steven G. Singer         Chief Executive Officer and Chairman   March 30, 2004
---------------------------   (Principal Executive Officer)
Steven G. Singer

/s/ C. Gerald Goldsmith       Chairman Emeritus and Director         March 30, 2004
---------------------------
C. Gerald Goldsmith

/s/ James Dondero             Director                               March 30, 2004
---------------------------
James Dondero

/s/ Sidney Levy               Director                               March 30, 2004
---------------------------
Sidney Levy

/s/ Lloyd Miller              Director                               March 30, 2004
---------------------------
Lloyd Miller

/s/ Raymond L. Steele         Director                               March 30, 2004
---------------------
Raymond L. Steele

/s/ Steven A. Van Dyke        Director                               March 30, 2004
---------------------------
Steven Van Dyke

                                  EXHIBIT INDEX

Exhibit
Number                                Description
-------                               -----------
 2.1         Fourth Amended Reorganization Plan of the Parent, is incorporated herein by reference to Exhibit 2.2 to the Parent's Current Report on
             Form 8-K/A dated September 3, 2002.

 2.2         Disclosure Statement with Respect to Fourth Amended Reorganization Plan of the Parent, dated May 24, 2002, is incorporated herein by reference to Exhibit 2.1 to the Parent's Current Report on Form 8-K dated May 31,
             2002.

 2.3         Order of the Bankruptcy Court, dated August 21, 2002, Confirming the
             Fourth Amended Reorganization Plan of the Parent is incorporated herein by reference to Exhibit 2.1 to the Parent's Current Report on Form 8-K
             dated August 28, 2002.

 3.1         Amended and Restated Certificate of Incorporation of the Parent is
             incorporated herein by reference to Exhibit 3.1 to the Parent's Current
             Report on Form 8-K dated October 16, 2002 (the "October 16, 2002 Form
             8-K")

 3.2         Restated By-Laws of the Parent is incorporated herein by reference to
             Exhibit 3.2 to the October 16, 2002 Form 8-K.

 3.3 By-Laws of American Bank Note Company Grafica e Servicos Ltda., as amended, are incorporated herein by reference to the Parent's Current
             Report on Form 8-K dated July 10, 1995.

 3.4         Certificate of Incorporation and By-Laws of subsidiaries is incorporated herein by to Exhibits 3.1(b) through (m) and Exhibits
             3.2(b) through (m) to the Parent's Registration Statement on Form S-4
             (File No. 333-44069) filed January 12, 1998 (the "January 12, 1998 Form
             S-4").

 4.1         Indenture dated as of May 15, 1992 between the Parent and Chemical
             Bank, as Trustee, relating to the 10-3/8% Senior Notes due January 31,
             2005 is incorporated herein by reference to Exhibit 4.2 to the Parent's
             Current Report on Form 8-K dated May 26, 1992 (the "May 26, 1992 Form
             8-K").

 4.2         Pledge Agreement, as amended, dated as of May 26, 1992 between the
             Parent and Chemical Bank, as Trustee, relating to the Parent's 10-3/8%
             Senior Notes due January 31, 2005 is incorporated herein by reference to Exhibit 4.3 to the May 26, 1992 Form 8-K.

 4.3         First Supplemental Indenture to 10-3/8% Senior Notes due January 31,
             2005 between the Parent and Chemical Bank, N.A., dated as of May 23,
             1994 is incorporated herein by reference to Exhibit 4.1 to the Parent's
             Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 (the
             "June 30, 1994 10-Q").

 4.4         First Amendment to the Pledge Agreement dated as of May 26, 1992 between the Parent and Chemical Bank, N.A., dated as of May 23, 1994 is incorporated herein by reference to Exhibit 4.2 to the June 30, 1994
             Form 10-Q.

 4.5 Pledged Share Amendment dated as of June 23, 1993 between the Parent and Chemical Bank, N.A., as Trustee, relating to the 10-3/8% Senior
             Notes due January 31, 2005 is incorporated herein by reference to
             Exhibit 4.5 to the Parent's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K").

 4.6         Pledged Share Amendment dated as of July 19,1993 between the Parent and
             Chemical Bank, N.A., as Trustee, relating to the 10-3/8% Senior Notes due January 31, 2005 is incorporated herein by reference to Exhibit 4.6 to the 1997 10-K.

 4.7 Pledged Share Amendment dated as of August 1, 1994 between the Parent and Chemical Bank, N.A., as Trustee, relating to the 10-3/8% Senior
             Notes due January 31, 2005 is incorporated herein by reference to
             Exhibit 4.7 to the 1997 10-K.

 4.8 Pledged Share Amendment dated as of July 31, 1995 between the Parent and Chemical Bank, N.A., as Trustee, relating to the 10-3/8% Senior
             Notes due January 31, 2005 is incorporated herein by reference to
             Exhibit 4.5 to the Parent's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 10-K").

 4.9         Pledged Share Amendment dated as of August 15, 1997 between the Parent and Chemical Bank, N.A., as Trustee, relating to the 10-3/8% Senior
             Notes due January 31, 2005 is incorporated herein by reference to
             Exhibit 4.9 to the 1997 10-K.

 4.10        Pledged Share Amendment dated as of August 27, 1997 between the Parent and Chemical Bank, N.A., as Trustee, relating to the 10-3/8% Senior
             Notes due January 31, 2005 is incorporated herein by reference to
             Exhibit 4.10 to the 1997 10-K.

 4.11        Pledged Share Amendment dated as of December 1, 1997 between the Parent and Chemical Bank, N.A., as Trustee, relating to the 10-3/8% Senior
             Notes due January 31, 2005 is incorporated herein by reference to
             Exhibit 4.11 to the 1997 10-K.

 4.12        Pledged Share Amendment dated as of December 11, 1997 between the
             Parent and Chemical Bank, N.A., as Trustee, relating to the 10-3/8%
             Senior Notes due January 31, 2005 is incorporated herein by reference to Exhibit 4.12 to the 1997 10-K.

 4.13        Pledged Share Amendment dated as of December 23, 1997 between the
             Parent and Chemical Bank, N.A., as Trustee, relating to the 10-3/8%
             Senior Notes due January 31, 2005 is incorporated herein by reference to Exhibit 4.13 to the 1997 10-K.

 4.14        Second Supplemental Indenture, dated as of October 1, 2002, between the
             Parent and HSBC Bank USA, in its capacity as Successor Trustee, relating to the 10-3/8% Senior Notes due January 31, 2005, is
             incorporated herein by reference to Exhibit 4.1 to the October 16, 2002
             Form 8-K.

 4.15        Warrant Agreement, dated as of October 1, 2002, between the Parent and
             American Stock Transfer & Trust Company, as Warrant Agent, is
             incorporated herein by reference to Exhibit 4.2 to the October 16, 2002
             Form 8-K.

 4.16 Registration Rights Agreement, dated as of October 1, 2002, by and among the Parent and the Holders of Registrable Securities (as named therein) is incorporated herein by reference to Exhibit 4.3 to the October 16, 2002 Form 8-K.

 4.17        Forms of Series 1 Warrant and Series 2 Warrant Certificates issued pursuant to the Fourth Amended Reorganization Plan of the Parent is
             incorporated herein by reference to Exhibit 4.5 to the October 16, 2002
             Form 8-K.

 4.18        Form of 10 3/8% Senior Notes due January 31, 2005 is incorporated herein by reference to Exhibit 4.1 to the Parent's Quarterly Report on
             Form 10-Q for the quarter ended September 30, 2002 (the "September 30,
             2002 10-Q").

 4.19        Forms of Equity Option Certificates issued pursuant to the Fourth
             Amended Reorganization Plan of the Parent is incorporated herein by reference to Exhibit 4.2 to the September 30, 2002 10-Q.

 10.1        Second Amended and Restated Employment Agreement dated as of October 1,
             1993, between the Parent, American Bank Note Company and Morris
             Weissman is incorporated herein by reference to Exhibit 10.1 to the
             Parent's Annual Report on From 10-K (as amended) for the year ended
             December 31, 1993 (the "1993 10-K").

 10.2        Employment Agreement dated July 24, 1990 between the Parent and John T.
             Gorman is incorporated herein by reference to Exhibit (c)(32) to
             Amendment No. 3 to the Parent's Rule 13E-3 Transaction Statement on
             Schedule 13E-3 dated July 31, 1990 (the "Schedule 13E-3").

 10.3        Employment Agreement Amendment Number 2 dated September 3, 1996 between the Parent and John T. Gorman is incorporated herein by reference to
             Exhibit 10.1 to the September 30, 1996 10-Q.

 10.4        Settlement Agreement dated as of October 30, 2000 between the Parent and John T. Gorman is incorporated herein by reference to Exhibit 10.4 to the Parent's Annual Report on Form 10-K for the year ended December
             31, 2000 (the "2000 10-K").

 10.5        Supplemental Executive Retirement Plan of the Parent effective as of
             April 1, 1994, is incorporated herein by reference to Exhibit 10.22 to
             Amendment No. 2 to the Parent's Registration Statement on Form S-4
             (File No. 33-79726) filed July 18, 1994.

 10.6        Amendments to Supplemental Executive Retirement Plan of the Parent
             effective April 1, 1994 is incorporated herein by reference to Exhibit
             10.12 to the 1995 10-K.

 10.7 Amendment to Supplemental Executive Retirement Plan of the Parent effective July 1, 1997 is incorporated herein by reference to Exhibit
             10.8 to the 1997 10-K.

 10.8 Form of severance agreement for designated officers is incorporated herein by reference to Exhibit 10.25 to the Parent's Annual Report on Form 10-K for the year ended December 31, 1994 (the "1994 10-K").

 10.9        Real Estate Rental Agreement, dated February 29, 1996, between Walter
             Torre Junior LTDA and American Bank Note Company Grafica E Servicos
             Ltda for property located in Barueri, Sao Paulo, Brazil is incorporated herein by reference to Exhibit 10.18 to the 1995 10-K.

 10.10       Amended and Restated Senior Debt Facility Agreement dated June 26, 2001 between American Banknote Corporation, American Banknote Australasia
             Holdings, Inc., and Chase Securities Australasia Limited, as Agent and
             Security Trustee, is incorporated herein by reference to Exhibit 10.18 to the 2000 10-K.

 10.11       Amending and Restatement Deed (Senior Debt Facility) dated June 2001 between ABN Australasia Limited, ABN Australasia Holdings Pty Ltd,
             American Banknote Pacific Pty Ltd., American Banknote Australasia PTY
             Ltd, Leigh-Mardon Payment Systems Pty Limited and American Banknote New
             Zealand Limited and Chase Securities Australasia Limited, as Agent and
             Security Trustee, is incorporated herein by reference to Exhibit 10.19 to the 2000 10-K.

 10.12       Shareholders Agreement dated June 2001 between American Banknote
             Australasia Holdings, Inc., Chase Securities Australasia Limited, as
             Security Trustee for the Participants and ABN Australasia Limited is incorporated herein by reference to Exhibit 10.20 to the 2000 10-K.

 10.13       Banco Bradesco S.A. and American Bank Note Company Grafica e Servicos
             Ltda agreements as follows: Supply Agreement For Continuous And Plain
             Forms, Promotional Printings, Spools And Envelopes Agreement No. 001978
             dated 04/03/00; Agreement For The Rendering of Printing Services
             Agreement No. 001979 dated 03/01/00 (portions omitted pursuant to a request for confidential treatment); and Contract To Furnish Assets,
             Render Services And Other Agreements Agreement No. 001989 dated
             04/03/00, are incorporated herein by reference to Exhibit 10.22 to the
             2000 10-K.

 10.14       Form of Separation Agreement by and between the Parent and American
             Bank Note Holographics, Inc. is incorporated herein by reference to
             Exhibit 10.1 to the Parent's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "June 30, 1998 10-Q").

 10.15       American Bank Note Holographics, Inc. Form of Underwriting Agreement
             dated June 1998 is incorporated herein by reference to Exhibit 10.2 to the June 30, 1998 10-Q.

 10.16 Post-Retirement Welfare Benefit Trust made and entered into as of December 29, 1989 by International Banknote Company, Inc. and Mr.
             Edward H. Weitzen and Mr. Eugene Jonas (Trustees) is incorporated by reference to Exhibit 10.25 to the 2000 10-K.

 10.17       Settlement Agreement dated as of September 22, 2000 by and between the
             Parent and Lietuvos Bankas is incorporated by reference to Exhibit
             10.26 to the 2000 10-K.

 10.18       Consulting, Non-Competition and Termination Agreement, dated as of
             March 13, 2000 by and between the Parent and Morris Weissman, is incorporated herein by reference to Exhibit B to the Fourth Amended
             Reorganization Plan of the Parent, filed as Exhibit 2.2 to the September 3, 2002 Form 8-K/A.

 10.19 Employment Agreement entered into as of the 1st day of December, 2000 by and between the Parent and Steven G. Singer is incorporated herein by reference to Exhibit 10.32 to the 2000 10-K.

 10.20       Consulting Agreement entered into as of the 1st day of February, 2001 by and between the Parent and Gary A. Singer is incorporated herein by reference to Exhibit 10.33 to the 2000 10-K.

 10.21       Letter Agreement dated January 29, 1999 by and between the Parent and
             Patrick Gentile is incorporated herein by reference to Exhibit to 10.34 to the 2000 10-K.

 10.22       Letter Agreement dated November 13, 2000 by and between the Parent and
             Patrick Gentile is incorporated herein by reference to Exhibit to 10.35 to the 2000 10-K.

 10.23       Employment Agreement dated December 1998 by and between the American
             Bank Note Company Grafica e Servicos Ltda and Sidney Levy is incorporated herein by reference to Exhibit 10.36 to the 2000 10-K.

 10.24       Consulting Agreement dated December 1998 by and between the Parent and
             Sidney Levy is incorporated herein by reference to Exhibit 10.37 to the
             2000 10-K.

 10.25       Stock Purchase and Sale Agreement dated the 9th day of January 2001 by and between the Parent and Sidney Levy is incorporated herein by reference to Exhibit 10.38 to the 2000 10-K.

 10.26       Agreement between ABNB and Mr. Sidney Levy, dated December 12, 2001, regarding payment of bonus to Mr. Levy upon sale of ABNB shares by the
             Parent is incorporated herein by reference to Exhibit 10.3 to the
             Parent's Quarterly Report on Form 10-Q for the quarter ended June 30,
             2001.

 10.27       The Parent's 2002 Management Incentive Plan adopted by the Compensation
             Committee on March 4, 2002 is incorporated herein by reference to
             Exhibit 10.39 to the Parent's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K").

 10.28       The Parent's Equity and Cash Improvement Program adopted by the
             Compensation Committee on March 4, 2000 is incorporated herein by reference to Exhibit 10.40 to the 2001 10-K.

 10.29       Global Stipulation and Settlement Agreement Among the Parent, American
             Bank Note Holographics, Inc. and Parties to the ABN and ABNH Securities
             Actions, is incorporated herein by reference to Exhibit M to the Fourth
             Amended Reorganization Plan of the Parent, filed as Exhibit 2.2 to the
             September 3, 2002 Form 8-K/A.

 10.30       Settlement Agreement, dated as of September 17, 2002, between the
             Parent and American Bank Note Holographics, Inc. is incorporated herein by reference to Exhibit 10.1 to the October 16, 2002 Form 8-K.

 10.31       Consultant Option Agreement, dated as of October 1, 2002, between the
             Parent and Morris Weissman is incorporated herein by reference to
             Exhibit 10.2 to the October 16, 2002 Form 8-K.

 16.1        Letter of Deloitte & Touche LLP dated January 18, 2000 is incorporated herein by reference to Exhibit 16.1 to the Parent's Current Report on
             Form 8-K dated December 30, 1999, as amended.

 16.2        Letter of Ernst & Young LLP dated April 6, 2001 is incorporated herein by reference to Exhibit 16.1 to the Parent's Current Report on Form 8-K
             dated April 5, 2001.

 21.1        Subsidiaries of the Registrant is incorporated herein by reference to
             Exhibit 21.1 to the 2000 10-K.

 31.1*       CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of
             2002.

 31.2*       CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of
             2002.

 32.1*       CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

 32.2*       CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

 99.1        Memorandum of Understanding Between Plaintiffs in the ABN and ABNH
             Securities Actions and the Equity Committee, is incorporated herein by reference to Exhibit N to the Fourth Amended Reorganization Plan of the
             Parent, filed as Exhibit 2.2 to the September 3, 2002 Form 8-K/A.

 99.2        Court order dated July 20, 2001, approving settlement with the United
             States Securities and Exchange Commission, Plaintiff versus and
             American Banknote Corporation, Defendant. Final Judgment as to
             Defendant American Banknote Corporation is incorporated herein by reference to Exhibit 99.3 to the 2000 10-K.

*        Filed herewith

         A signed original of this written statement required by Section 906 has been provided by the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                                    EXHIBIT D
                                       TO
         AMENDED DISCLOSURE STATEMENT WITH RESPECT TO DEBTOR'S AMENDED
         PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

                                    _______


                       FORM 10-Q FOR THE DEBTOR FOR FISCAL
                        QUARTER ENDED SEPTEMBER 30, 2004

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 10-Q

           [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2004

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

              FOR THE TRANSITION PERIOD FROM _________TO _________


                          COMMISSION FILE NUMBER 1-3410


                          AMERICAN BANKNOTE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                    DELAWARE                                13-0460520
        (STATE OR OTHER JURISDICTION OF                  (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NO.)

               560 SYLVAN AVENUE                             07632-3119
          ENGLEWOOD CLIFFS, NEW JERSEY                       (ZIP CODE)
    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (201) 568-4400
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS) AND (2) HAS BEEN SUBJECT TO SUCH FILING FOR THE PAST 90 DAYS. YES [X] NO [ ].

INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS AN ACCELERATED FILER (AS DEFINED IN RULE 12B-2 OF THE EXCHANGE ACT). YES [ ] NO [X].

INDICATE BY A CHECK MARK WHETHER THE REGISTRANT HAS FILED ALL DOCUMENTS AND REPORTS REQUIRED TO BE FILED BY SECTION 12, 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 SUBSEQUENT TO THE DISTRIBUTION OF SECURITIES UNDER A PLAN CONFIRMED BY A COURT. YES [X] NO [ ].

AS OF NOVEMBER 12, 2004, 11,770,815 SHARES OF THE REGISTRANT'S COMMON STOCK, PAR VALUE $.01 PER SHARE WERE OUTSTANDING.

                                      AMERICAN BANKNOTE CORPORATION

                                                FORM 10-Q

                                                I N D E X

                                                                                                    PAGE
                                                                                                     NO.
                                                                                                    ----
PART I - FINANCIAL INFORMATION

     Item 1.  Financial Statements..............................................................      1

     Item 2.  Management's Discussion and Analysis of
                Financial Condition and Results of Operations...................................     17

     Item 3.  Quantitative and Qualitative Disclosures about Market Risk........................     30

     Item 4.  Controls and Procedures...........................................................     30

PART II - OTHER INFORMATION

     Item 1.   Legal Proceedings................................................................     32

     Item 6.   Exhibits and Reports on Form 8-K.................................................     33


                                                   i

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)


                                                          September 30,
                                                               2004           December 31,
                                                           (Unaudited)            2003
                                                          --------------     --------------

ASSETS
Current assets
   Cash and cash equivalents                              $      13,979      $       9,018
   Accounts receivable, net of allowance for doubtful
     accounts of $1,727 and $1,096                               26,158             19,414
   Inventories, net of allowances of $159 and $314               16,892             16,664
   Prepaid expenses and other                                     4,488              3,427
   Deferred tax assets of subsidiaries                            3,578              2,244
                                                          --------------     --------------
            Total current assets                                 65,095             50,767
                                                          --------------     --------------

Property, plant and equipment
   Land                                                           2,103              2,179
   Buildings and improvements                                     6,711              7,811
   Machinery, equipment and fixtures                             88,299             82,632
   Construction in progress                                          33                 34
                                                          --------------     --------------
                                                                 97,146             92,656
   Accumulated depreciation and amortization                    (55,526)           (48,028)
                                                          --------------     --------------

                                                                 41,620             44,628

Other assets                                                        462              1,802

Investment in non-consolidated subsidiaries                       7,987            (48,527)

Goodwill                                                         72,459             72,121
                                                          --------------     --------------
            Total assets                                  $     187,623      $     120,791
                                                          ==============     ==============


                  See Notes to Condensed Consolidated Financial Statements

                                             1

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)


                                                           September 30,
                                                               2004           December 31,
                                                            (unaudited)           2003
                                                          --------------     --------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
   Current portion of long-term debt                      $     107,056      $          29
   Revolving  credit facilities                                   1,364              1,393
   Accounts payable and accrued expenses                         31,077             26,754
                                                          --------------     --------------
            Total current liabilities                           139,497             28,176

Long-term debt                                                      634            100,667

Other long-term liabilities                                      10,600             13,012

Deferred taxes                                                    2,136              2,196

Minority interest                                                24,693             24,217
                                                          --------------     --------------

            Total liabilities                                   177,560            168,268

Commitments and Contingencies

Stockholders' equity (deficit)
   Common Stock, par value $.01 per share, authorized
     20,000,000 shares; issued 11,828,571 shares                    118                118
   Capital surplus                                               20,893             20,893
   Retained deficit                                             (29,153)           (86,013)
   Treasury stock, at cost 57,756 shares                           (103)              (103)
   Accumulated other comprehensive income                        18,308             17,628
                                                          --------------     --------------
            Total stockholders' equity (deficit)                 10,063            (47,477)
                                                          --------------     --------------
                                                          $     187,623      $     120,791
                                                          ==============     ==============


                  See Notes to Condensed Consolidated Financial Statements

                                             2

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED
 (Dollars in thousands, except per share data)


                                                          Nine Months Ended                        Third Quarter
                                                             September 30,                         September 30,
                                                        2004               2003               2004               2003
                                                   --------------     --------------     --------------     --------------
CONTINUING OPERATIONS
Sales                                              $     118,084      $     105,257      $      42,152      $      38,310
                                                   --------------     --------------     --------------     --------------

Costs and expenses
   Cost of goods sold                                     83,092             78,787             29,178             28,238
   Selling and administrative                             17,865             15,532              6,586              5,507
   Depreciation and amortization                           8,637              7,694              2,894              2,722
   Restructuring                                              --                479                 --                113
   Gooodwill and asset impairment                             --             (1,051)                --             (1,051)
                                                   --------------     --------------     --------------     --------------
                                                         109,594            101,441             38,658             35,529
                                                   --------------     --------------     --------------     --------------

                                                           8,490              3,816              3,494              2,781
                                                   --------------     --------------     --------------     --------------
Other expense (income)
   Interest expense                                        8,183              7,633              2,786              2,603
   Gain on post-retirement settlement                     (1,411)                --                 --                 --
   Gain on senior note repurchase                           (294)            (3,393)              (294)                --
   Gain on sale of archives                               (3,004)                --             (3,004)                --
   Other, net                                             (1,976)              (762)              (921)            (1,120)
                                                   --------------     --------------     --------------     --------------
                                                           1,498              3,478             (1,433)             1,483
                                                   --------------     --------------     --------------     --------------

Income before reorganization items,
  taxes on income and minority interest                    6,992                338              4,927              1,298

Reorganization costs                                          --                347                 --                243
                                                   --------------     --------------     --------------     --------------

Income (loss) before taxes on income
  and minority interest                                    6,992                 (9)             4,927              1,055

Taxes on income                                            4,603              3,226              1,554              1,326
                                                   --------------     --------------     --------------     --------------

Income (loss) before minority interest                     2,389             (3,235)             3,373               (271)

Minority interest                                          1,481                832                610                442
                                                   --------------     --------------     --------------     --------------

Income (loss) from continuing operations           $         908      $      (4,067)     $       2,763      $        (713)

DISCONTINUED OPERATIONS
   Loss from discontinued operations                        (961)            (2,306)                --               (677)
   Gain on disposal of discontinued operations            56,913                 --                 --                 --
                                                   --------------     --------------     --------------     --------------
                                                          55,952             (2,306)                --               (677)
                                                   --------------     --------------     --------------     --------------
Net income (loss)                                  $      56,860      $      (6,373)     $       2,763      $      (1,390)
                                                   ==============     ==============     ==============     ==============

Net income (loss) per common share -
   Basic and Diluted
   Continuing operations                           $        0.08      $       (0.35)     $        0.23      $       (0.06)
   Discontinued operations                                  4.75              (0.19)                --              (0.06)
                                                   --------------     --------------     --------------     --------------

Net income (loss)                                  $        4.83      $       (0.54)     $        0.23      $       (0.12)
                                                   ==============     ==============     ==============     ==============


                                 See Notes to Condensed Consolidated Financial Statements

                                                            3

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS) - UNAUDITED
 (Dollars in thousands)


                                                    Nine Months Ended                Third Quarter Ended
                                                       September 30,                    September 30,
                                                       -------------                    -------------
                                                   2004            2003             2004            2003
                                               ------------    ------------     ------------    ------------
Net income (loss)                              $    56,860     $    (6,373)     $     2,763     $    (1,390)

   Foreign currency translation adjustment             680          12,928            6,713          (2,872)
                                               ------------    ------------     ------------    ------------

Comprehensive income (loss)                    $    57,540     $     6,555      $     9,476     $    (4,262)
                                               ============    ============     ============    ============


                          See Notes to Condensed Consolidated Financial Statements

                                                     4

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED
(Dollars in thousands)


                                                             Nine Months Ended
                                                               September 30,
                                                          2004               2003
                                                      -------------     -------------
Net cash provided by operating activities             $      8,352      $      4,279

Investing Activities
   Capital expenditures                                     (5,938)           (3,218)
   Proceeds from sale of assets                              4,296                 4
                                                      -------------     -------------
Net cash used in investing activities                       (1,642)           (3,214)

Financing Activities
   Revolving facilities, net                                   (28)             (348)
   Repayment of long-term debt, net                            (15)              (40)
   Repurchase of senior notes                                 (590)           (2,929)
   Dividend to minority shareholder                         (1,287)             (833)
                                                      -------------     -------------
Net cash used in financing activities                       (1,920)           (4,150)

Effect of foreign currency exchange rate changes
  on cash and cash equivalents                                 171               320
                                                      -------------     -------------

Increase (decrease) in cash and cash equivalents             4,961            (2,765)

Cash and cash equivalents - beginning of period              9,018            10,673
                                                      -------------     -------------
Cash and cash equivalents - end of period             $     13,979      $      7,908
                                                      =============     =============

Supplemental disclosures of cash flow information
   Taxes                                              $      5,200      $      3,100
   Interest                                                    200               200
   Reorganization items                                        597               378


              See Notes to Condensed Consolidated Financial Statements

                                         5

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
   AND COMPREHENSIVE INCOME (LOSS) - UNAUDITED
NINE MONTHS ENDED SEPTEMBER 30, 2004
(Dollars in thousands)


                                                                                                     Accumulated
                                                                                                        Other
                                                                                                        Compre-           Total
                                   Common          Capital          Retained          Treasury          hensive           Equity
                                   Stock           Surplus          Deficit            Stock            Income           (Deficit)
                               -------------    -------------    -------------     -------------     -------------    -------------
Balance - January 1, 2004      $        118     $     20,893     $    (86,013)     $       (103)     $     17,628     $    (47,477)

Net Income                               --               --           56,860                --                --           56,860

Currency
   Translation Adjustments               --               --               --                --               680              680

                               -------------    -------------    -------------     -------------     -------------    -------------
Balance - September 30,
  2004                         $        118     $     20,893     $    (29,153)     $       (103)     $     18,308     $     10,063
                               =============    =============    =============     =============     =============    =============


                                      See Notes to Condensed Consolidated Financial Statements

                                                                 6

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED


NOTE A - Basis of presentation

American Banknote Corporation is a holding company. All references to the "Parent" are meant to identify the legal entity American Banknote Corporation on a stand-alone basis. All references to the "Company" are to the Parent and all of its subsidiaries, as a group.

The Parent's principal subsidiaries are: American Bank Note Company ("ABN"), a US operating subsidiary, American Bank Note, Ltda. ("ABNB"), a 77.5% owned Brazilian company, CPS Technologies, S.A. ("CPS"), a French company, and Transtex S.A. ("Transtex"), an Argentine company.

On April 6, 2004, the Parent exited as the 90% shareholder of its former Australian subsidiary, ABN Australasia Limited (trading as the Leigh Mardon Group ("LM")), by entering into a series of agreements with LM and the members of LM's senior lending syndicate, ("the Banking Syndicate"). Although the Parent continues to own a minority interest in LM, the disposal of this segment has been recorded as a discontinued operation of the Company's business. See Note I for further information.

The financial information as of September 30, 2004 and for the nine-month and third quarter periods ended September 30, 2004 and 2003 have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for each period presented have been made on a consistent basis. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2003. Operating results for the nine months and third quarter ended September 30, 2004 may not be indicative of the results that may be expected for the full year.

In December 1999, the Parent (but none of its subsidiaries) filed a petition for reorganization relief under Chapter 11 of the United States Bankruptcy Code (the "Chapter 11 Proceeding"). On August 22, 2002, the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") confirmed the Parent's Fourth Amended Plan of Reorganization (the "Plan") in the Chapter 11 Proceeding. On October 1, 2002 (the "Effective Date"), all conditions required for the effectiveness of the Plan were achieved and the Plan became effective.

As a holding company, the Parent is dependent on dividends from its subsidiaries to repay its Senior Notes and to fund its corporate overhead. Currently, ABN, ABNB, CPS and Transtex are permitted to pay dividends. Only ABN and ABNB can reasonably be expected to generate sufficient excess cash flow to fund any material portion of the Parent's current operating expenses. However, such cash flows are not currently sufficient to repay the high level of the Parent's Senior Note indebtedness ($107.0 million principal amount at September 30, 2004) while at the same time fund the Parent's corporate overhead. Further, the Company is not currently able to obtain additional capital or borrow additional funds. Therefore, the Company has determined that it will be unable to repay the Senior Notes upon the January 31, 2005 maturity date. Accordingly, it is virtually certain that the Company will undergo further restructuring, through a negotiated transaction with holders of the Senior Notes, bankruptcy protection, or a partial or total liquidation. As a result, the Parent is presently working toward a restructuring plan to propose to the holders of the Senior Notes that reduces its total indebtedness to a level that can be adequately serviced and eventually repaid. However, we cannot assure that the Parent will be able to reach a satisfactory agreement with the holders of the Senior Notes, or that it will be able to satisfy its obligations under any such agreement. Due to the severe cash flow constraints described above, it is the Parent's intention to continue to pay "in kind" the semi-annual interest payments on the Senior Notes in lieu of cash interest.

AMERICAN BANKNOTE CORPORATION AND
SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED


Based upon the foregoing, the Parent has engaged an independent valuation advisor and counsel with restructuring expertise to work with the Company to propose and negotiate a consensual restructuring of the Parent's capital structure, including its Senior Note indebtedness, which will likely require a bankruptcy court proceeding.

However, because each of the Parent's subsidiaries is a self-funded stand-alone entity, it is anticipated that each subsidiary will continue to operate its business in the normal course, on a stand-alone basis, irrespective of any restructuring of the Parent. See the Company's Annual Report on Form 10-K for the year ended December 31, 2003 for further disclosure relating to these risks.

The Company has significant operations in Brazil, Argentina and France. On a consolidated basis, these operations experienced significant foreign exchange rate fluctuations against the US Dollar in 2003. Foreign exchange rate fluctuations on a comparative basis continued to exist in the nine months and third quarter of 2004 when compared to the same period in 2003.

Over the past year, the Brazilian Real and the Argentine Peso have each improved overall, relative to the US Dollar despite the significant volatility and fluctuations which have historically plagued both countries' currencies. For the nine months ended September 30, 2004 when compared to the nine months ended September 30, 2003, the Brazilian and Argentine currencies experienced an average exchange rate appreciation of approximately 5.5% and 1%, respectively. The Euro currency experienced an average appreciation of approximately 10% during the same period.

For the third quarter ended September 30, 2004, the Company experienced an average exchange rate devaluation relative to the US Dollar of approximately 1.5% in Brazil and approximately 4% in Argentina when compared to the third quarter ending September 30, 2004. The Euro currency experienced an average appreciation of approximately 8% relative to the US Dollar during the same period.

The Brazilian Real has experienced, and continues to demonstrate, tremendous volatility against the US Dollar. The average exchange rate for the nine months ended September 30, 2004 was R$2.97 to the US Dollar. As of November 4, 2004, the Real had strengthened to R$2.83 to the US Dollar. However, at certain times in 2003, the Real traded as poorly as R$3.80 to the US Dollar, and at certain times in 2004, the Real has traded at nearly $3.20 to the US Dollar. Given such volatility, there can be no assurance that the Real will stabilize at any certain level against the US Dollar.

ABNB is the Parent's largest subsidiary, contributing in the nine months ended September 30, 2004, approximately 70% of the revenues and approximately 84% of the operating profit of the consolidated group (excluding Parent company expense). This share has grown as a percentage of the Company's total revenues and operating profit in 2004 with the deconsolidation of LM. The Real's approximately two-thirds overall devaluation since it was permitted to trade freely in 1999 (prior to which the Real had a fixed relationship to the US dollar and traded at approximately R$1 to the Dollar) has severely impacted ABNB's cash flow in US Dollar terms, and has therefore threatened its ability to pay dividends to the Parent at the same levels as in the past. Based on current estimates, it is anticipated that dividends from ABNB (along with those of other subsidiaries) will be sufficient to fund the Parent's operating expenses in the foreseeable future. There can be no assurance, however, that further devaluation of the Real or other business developments will not lead to a contrary result.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED


In Argentina, despite the poor economic environment and the Peso's devaluation since it was permitted to trade freely in 2002 (prior to which the Peso had a fixed relationship to the US Dollar and traded at approximate AR$1 to the Dollar), Transtex has generated positive operating income and cash flow for the first, second and third quarters of 2004 and 2003 as well as all of 2003. While throughout 2002, the Argentine government imposed a moratorium on dividend repatriations outside the country, the government, in 2003, lifted this ban, and as a result, the Parent was able to receive $0.3 million and $0.4 million in dividends from Transtex for the nine months ended September 30, 2004 and 2003, respectively. However, there can be no assurance that the ability to repatriate dividends freely out of Argentina will continue nor that further devaluation of the Peso or other business developments will not limit or terminate the ability of Transtex to pay dividends in the future.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED


NOTE B - EARNINGS PER SHARE COMPUTATIONS

Amounts used in the calculation of basic and diluted per share amounts for the nine months and third quarter ended September 30, 2004 and 2003 were as follows:

                                                                  Nine Months Ended               Third Quarter Ended
                                                                     September 30,                    September 30,
                                                                 2004            2003             2004            2003
                                                             ------------    ------------     ------------    ------------
Numerator for income (loss) from continuing operations       $       908     $    (4,067)     $     2,763     $      (713)

Numerator for income (loss) from discontinued operations     $    55,952     $    (2,306)     $        --     $      (677)

Denominator for per share computations
Weighted average number of shares outstanding
(in thousands)
   Common Stock                                                   11,771          11,771           11,771          11,771


In 2004, income from discontinued operations represents the one-time non-cash gain resulting from the disposition of the Company's Australian subsidiary LM in April 2004 and LM's loss from operations for the nine months and third quarter ended 2004. In 2003, the loss from discontinued operations represents the loss from LM's results of operations for the nine months and third quarter of 2003. (See Note I for further information.)

The denominator for computing diluted income per share excludes certain warrants, equity options and management incentive options issued in accordance with the Plan, as the exercise prices of such warrants and options are greater than the market price of the common shares.

NOTE C - RECENT ACCOUNTING PRONOUNCEMENTS

SFAS 150 - In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 (SFAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 in the third quarter of 2003 did not have a material impact on the Company's results of operations or financial position.

SFAS 132(R) - In December 2003, the FASB issued SFAS 132(R), Employers' Disclosures about Pensions and Other Postretirement Benefits. The provisions of this statement do not change the measurement and recognition provisions of SFAS 87, Employers' Accounting for Pensions, SFAS 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. SFAS 132(R) replaces SFAS 132 and adds disclosures of plan assets by category, investment policies and strategies for these categories, estimated future benefit payments and contributions and improves quarterly disclosures. This statement is effective for financial statements with fiscal years ending after December 15, 2003, except for the disclosure of estimated future benefit payments which is effective for fiscal years ending after June 15, 2004. The interim-period disclosures required by this statement are effective for interim periods beginning after December 15, 2003. The Company adopted the provisions of this statement in 2003.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED


FIN 46R - In January 2003, the FASB issued FASB Interpretation (FIN) No. 46R, Consolidation of Variable Interest Entities (revised December 2003), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. FIN 46R requires variable interest entities (VIEs) to be consolidated by the primary beneficiary of the entity. VIEs are entities that lack sufficient equity to finance its activities without additional subordinated financial support or whose equity investors do not have the characteristics of a controlling financial interest. All VIEs, with which the Company is involved, must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The provisions of FIN 46R must be applied to all entities subject to this Interpretation effective beginning in the first quarter of 2004. However, prior to the required application of this Interpretation, FIN 46R must be applied to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. The adoption of FIN 46R does not have a material effect on the Company's results of operations or financial position.

SAB 104 - In December 2003, the Staff of the Securities and Exchange Commission
(SEC) issued Staff Accounting Bulletin No. 104 (SAB 104), "Revenue Recognition" which supersedes and further clarifies certain provisions of SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple-element revenue arrangements and to rescind the SEC's "Revenue Recognition in Financial Statements Frequently Asked Questions and Answers" (FAQ) issued with SAB 101. Selected portions of the FAQ have been incorporated into SAB 104. The adoption of SAB 104 did not have a material impact on the Company's revenue recognition policies.

Note D - Inventories (in thousands) consisted of the following:

                                                   September 30,    December 31,
                                                       2004             2003
                                                   ------------    ------------

Finished goods                                     $         7     $         7
Work-in-progress                                         8,124           8,934
Raw materials and supplies (net of allowances
  of $159 and $314, respectively)                        8,761           7,723
                                                   ------------    ------------
                                                   $    16,892     $    16,664
                                                   ============    ============

Inventories are stated at the lower of cost or market with cost being determined either on the first-in-first-out or average cost method.

NOTE E - RESTRUCTURING

In the first quarter of 2003, ABN consolidated its Philadelphia operations into its Tennessee operation, thereby placing all of ABN's manufacturing operations within a single location, resulting in the termination of approximately 50 employees. Accordingly, ABN recorded a one-time restructuring charge of $0.5 million for the first nine months of 2003 related primarily to employee terminations. One-time costs related to plant wind down and equipment relocation were funded through internal cash flow and expensed as incurred and have been included in cost of goods sold in accordance with SFAS 146. The total costs resulting from this restructuring were recovered within one year from its execution. Additionally, in the third quarter of 2003, ABN consolidated its two secure satellite storage and distribution facilities into a single facility.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED


In January 2004, ABN sold its Philadelphia plant for approximately $0.7 million, resulting in a $0.4 million gain. Please refer to Item 2, "Managements Discussion and Analysis of Financial Condition and Results of Operations" for further information.

NOTE F - Goodwill and Asset Impairment

In October 2003, ABN entered into a settlement agreement on its lease with the landlord of its idle Chicago facility. Pursuant to the terms of the settlement, ABN and the landlord agreed to terminate the lease scheduled to expire in December 2009 in exchange for the following consideration from ABN: (i) ABN agreed to pay rent through December 31, 2003, (ii) ABN relinquished its security deposit in the amount of $0.2 million, (iii) ABN assigned to the landlord an early termination payment of $0.4 million owed by a sublessee of the facility, and (iv) ABN used reasonable commercial efforts to assure that the sublessee complied with its existing legal obligations. As a result of the settlement, ABN remeasured its obligation under the lease and in the third quarter of 2003 recorded a recovery of a previous impairment provision of approximately $1.1 million which was established in the fourth quarter of 2002 based upon the difference between the present value of annual lease payments to the landlord net of the estimated sublease income.

NOTE G - Long-term debt

Long-term debt at September 30, 2004 of $107.1 million consists of $107.0 million of the Parent's Senior Notes due January 31, 2005 which is classified as current on the balance sheet, and $0.7 million of mortgage indebtedness secured by properties owned by ABN.

NOTE H - Gain on Post Retirement Settlement

In May 2004, the Parent renegotiated the terms of its supplemental executive retirement plan ("the Serp") with Morris Weissman, the Company's former Chairman and CEO. Under the terms of the settlement, Mr. Weissman agreed to forego his annual Serp payment of $297,000 per year for the following: (i) a lump sum one-time cash payment of $235,000; (ii) a reduced annual benefit in the amount of $196,000 per year from January 2005 to June 2011; (iii) a further reduced annual benefit in the amount of $144,000 per year commencing July 2011 and continuing until Weissman's death ( unless he is survived by his current spouse, in which case the payments will continue to her until her death); (iv) a twenty five percent partial funding of Weissman's medical and dental insurance premiums through August 2006 and (v) an extension on the forgiveness of Weissman's corporate loan through December 31, 2012.

As a result of the settlement and the change in certain actuarial assumptions, the Company recognized a $1.4 million non-cash gain which was recorded as a separate component of other expense (income).

The Parent, due to cash flow constraints, continues not to make any payments to the remaining participants of the Serp. The Parent has been in negotiation with the remaining participants and has been working toward possible resolutions of these negotiations in order to avoid litigation. In October 2004, the Parent was able to settle its SERP obligation with one former executive in exchange for a one-year payment of benefits. There can be no assurance that the other participants can be settled on the same terms.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED


NOTE I - Discontinued Operations

On April 6, 2004, the Parent entered into a series of agreements with LM, the subsidiary's Banking Syndicate and with a newly-formed company owned by the members of the Banking Syndicate, for the purpose of restructuring LM and to enable the Company to exit as the major shareholder of LM.

Under the terms of the agreements, LM's capital structure was reorganized such that the Banking Syndicate forgave approximately $47.4 million of LM's $64.7 million of total senior non-recourse bank debt (inclusive of LM's working capital facility). In exchange, the Parent relinquished its 90% controlling equity stake in LM for approximately (i) 11% of approximately $20 million face amount of newly-issued preference stock and (ii) "deferred common equity" of up to 40% of LM, which will be issued in stages if and when the restructured senior bank debt and the preference stock of reorganized LM are fully repaid or redeemed. The Company has not ascribed a value to the common equity because events that define its issuance are uncertain and may not occur.

This exchange resulted in a non-cash gain from discontinued operations of $56.0 million to the Company as a result of the Company relinquishing its controlling equity interest in exchange for (i) the net discharge of the Company's carrying value of LM's equity deficit, which was approximately $53.9 million at September 30, 2004 (which included a $1.0 million loss from operations for the first quarter of 2004) plus (ii) the value of the newly-issued preference shares received by the Company, which is estimated to be approximately $2.1 million.

As a result of this transaction, effective January 1, 2004, the Company recorded the gain on the disposition of LM as a discontinued operation and reflected LM's loss from operations for the nine months of 2004 of $1.0 million as a component of discontinued operations. The Company did not break out LM's results of operations for the six days in April, as these results would not be meaningful. Furthermore, the results of operations of LM for the nine months and third quarter of 2003 of $2.3 million and $0.7 million, respectively were deconsolidated and reflected as a component of discontinued operations for comparative purposes. The Company recorded its remaining preference stock investment in LM valued at approximately $2.1 million under the cost method, as it will have a non-controlling interest in LM and reflected this amount as a component of investment in non-consolidated subsidiaries on the Company's consolidated balance sheet at September 30, 2004. For comparative purposes, the Company deconsolidated LM from the Company's consolidated balance sheet at December 31, 2003, which resulted in a negative investment of $53.8 million and is reflected as a component of investment in non-consolidated subsidiaries.

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED


NOTE J - SEGMENT DATA

Summarized financial information for the nine months ended September 30, 2004 and 2003 concerning the Company's reportable segments is as follows (in thousands):

                                                    Nine Months Ended
                                                    -----------------
                                    September 30, 2004             September 30, 2003
                               ---------------------------     ----------------------------
                                               Operating                         Operating
                                                 Profit                           Profit
                                  Sales          (Loss)           Sales           (Loss)
                              ------------    ------------     ------------    ------------
Brazil                        $    81,541     $    10,018      $    72,884     $     6,019
Australia (1)                          --              --               --              --
United States                      18,945           1,003           16,005            (490)
France                             12,030            (205)          12,664             545
Argentina                           5,568           1,142            3,704             770
Corporate - United States              --          (3,468)              --          (3,028)
                              ------------    ------------     ------------    ------------
Totals
                              $   118,084     $     8,490      $   105,257     $     3,816
                              ============    ============     ============    ============

(1) LM was disposed of in April 2004. For comparative purposes, its results of operations are reflected as a component of discontinued operations.

Through its subsidiaries, the Company serves its customers in the regions where it does business through three principal product lines: Transaction Cards and Systems ("TCS"), Printing Services and Document Management ("PSDM"), and Security Printing Solutions ("SPS"). The table below presents the components of these sales for the nine months ended September 30, 2004 and 2003 as follows (in thousands):

                                                      Nine Months Ended
                                                      -----------------
                                       September 30, 2004            September 30, 2003
                                  ---------------------------   ---------------------------
                                      Sales            %            Sales            %
                                  ------------   ------------   ------------   ------------
Transaction Cards and Systems     $    45,139          38.2%    $    36,601          34.8%
Printing Services and
  Document Management                  20,367          17.3%         19,137          18.2%
Security Printing Solutions            52,578          44.5%         49,519          47.0%
                                  ------------   ------------   ------------   ------------

Total Sales                       $   118,084         100.0%    $   105,257         100.0%
                                  ============   ============   ============   ============

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

Summarized financial information for the third quarter ended September 30, 2004 and 2003 concerning the Company's reportable segments is as follows (in thousands):

                                                   Third Quarter Ended
                                                   -------------------
                                   September 30, 2004               September 30, 2003
                              ----------------------------     ----------------------------
                                                Operating                       Operating
                                  Net            Profit            Net            Profit
                                  Sales          (Loss)            Sales          (Loss)
                              ------------    ------------     ------------    ------------
Brazil                        $    29,104     $     3,559      $    26,709     $     2,641
Australia (1)                          --              --               --              --
United States                       6,833             479            5,366             593
France                              4,407              97            4,794             192
Argentina                           1,808             360            1,441             307
Corporate - United States              --          (1,001)              --            (952)
                              ------------    ------------     ------------    ------------
Totals                        $    42,152     $     3,494      $    38,310     $     2,781
                              ============    ============     ============    ============

(1) LM was disposed of in April 2004. For comparative purposes, its results of operations are reflected as a component of discontinued operations.

The table below presents the principal product line components of these sales for the third quarter ended September 30, 2004 and 2003 as follows (in thousands):

                                                    Third Quarter Ended
                                                    -------------------
                                       September 30, 2004            September 30, 2003
                                  ---------------------------   ---------------------------
                                      Sales            %            Sales            %
                                  ------------   ------------   ------------   ------------
Transaction Cards and Systems     $    16,459          39.0%    $    14,517          37.9%
Printing Services and
  Document Management                   6,987          16.6%          7,308          19.1%
Security Printing Solutions            18,706          44.4%         16,485          43.0%
                                  ------------   ------------   ------------   ------------
Total Sales                       $    42,152         100.0%    $    38,310         100.0%
                                  ============   ============   ============   ============

NOTE K - STOCK BASED COMPENSATION PLANS

As permitted by Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes a fair value based method of accounting for stock-based compensation plans, the Company elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") for recognizing stock-based compensation expense for financial statement purposes. Under ("APB No. 25"), the Company elected the intrinsic value method of accounting and therefore has not recognized compensation expense for options granted. The options were granted with an exercise price of $2.50 which was substantially higher than the

AMERICAN BANKNOTE CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED


negligible trading market price of the Company's common stock on the date of grant. The Company has determined that this factor, combined with the lack of liquidity for the Company's common stock, results in an insignificant value for these options and therefore there is no proforma compensation to be measured.

In 2002 the Parent granted 780,000 Management Options which are currently two-thirds vested, and 88,531 Consultant Options and 177,061 Equity Options which are both totally vested. All options were granted at an exercise price of $2.50 per share. No options were granted in 2003 or 2004. At the date of grant, the expiration date of the options was 10 years and currently the remaining contractual life of the options is approximately 8 years.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

American Banknote Corporation is a holding company. All references to the "Parent" are meant to identify the legal entity American Banknote Corporation on a stand-alone basis. All references to the "Company" are to the Parent and all of its subsidiaries, as a group.

The Parent's principal subsidiaries are: American Bank Note Company ("ABN"), the US operating subsidiary, American Bank Note Ltda. ("ABNB"), a 77.5% owned Brazilian company, CPS Technologies, S.A. ("CPS"), a French company and Transtex S.A. ("Transtex"), an Argentine company.

On April 6, 2004, the Parent exited as the 90% shareholder of its former Australian subsidiary, ABN Australasia Limited (trading as the Leigh Mardon Group ("LM") by entering into a series of agreements with LM and the members of LM's senior lending syndicate, ("the Banking Syndicate"). Although the Parent continues to own a minority interest in LM, the disposal of this segment has been recorded as a discontinued operation of the Company's business. (See Note I for further information). As a result, the following management's discussion of results of operations will exclude any comparison of LM's operations..

Through its subsidiaries, the Company serves its customers in the regions where it does business through three principal product lines: Transaction Cards and Systems ("TCS"), Printing Services and Document Management ("PSDM"), and Security Printing Solutions ("SPS").

RESULTS OF OPERATIONS

Sales by foreign subsidiaries represented approximately 84% of the Company's consolidated sales for the nine months ended September 30, 2004 and approximately 85% of the Company's consolidated sales for the nine months ended September 30, 2003 (excluding LM). Sales by foreign subsidiaries also represented approximately 84% of the Company's consolidated sales for the third quarter ended September 30, 2004 and approximately 86% of the Company's consolidated sales for the third quarter ended September 30, 2003 (excluding
LM). The Company has significant operations in Brazil, Argentina and France, where currencies have experienced significant foreign exchange rate fluctuations against the U.S. Dollar. For the nine months ended September 30, 2004, the Company experienced an average exchange rate appreciation in the Brazilian and Argentine currencies of approximately 5.5% and 1%, respectively, against the US Dollar when compared to the nine months ended September 30, 2003. The Euro currency experienced an average appreciation of approximately 10% against the US Dollar during the same period. For the third quarter ended September 30, 2004, the Company experienced an average exchange rate devaluation of approximately 1.5% in Brazil and 4% in Argentina, respectively, against the US Dollar when compared to the same period in the prior year. The Euro currency experienced an average appreciation of approximately 8% against the US Dollar during the same period. In particular, the Brazilian Real continues to experience tremendous volatility against the US Dollar. Although the average exchange rate for the nine months ended September 30, 2004 was R$2.98 to the US Dollar, as of November 4, 2004, the Real had strengthened to R$2.83 to the US Dollar, therefore continuing to experience volatility.

ABNB is the Parent's largest subsidiary, contributing in the nine months ended September 30, 2004, approximately 70% of the revenues and approximately 84% of the operating profit of the consolidated group (excluding Parent company expense). This share has grown as a percentage of the Company's total revenues and operating profit in 2004 with the deconsolidation of LM, which had historically reported significant losses. The Real's approximately two-thirds overall devaluation since it was permitted to trade freely in 1999 (prior to which the Real had a fixed relationship to the US dollar and traded at approximately R$1 to the Dollar) has severely impacted ABNB's cash flow in US Dollar terms, and has therefore threatened its ability to pay dividends to the Parent at the same levels as in the past. Based on current estimates, it is anticipated that dividends from ABNB (along with those of other subsidiaries) will be sufficient to fund the Parent's operating expenses in the foreseeable future. There can be no assurance, however, that further devaluation of the Real or other business developments will not lead to a contrary result. Furthermore, the continued long-term threat of currency devaluation has contributed to the fact that the Company will be unable to repay its Senior Notes due January 31, 2005. See "Liquidity and Capital Resources" for further information.

THE COMPARISONS THAT FOLLOW ISOLATE AND QUANTIFY THE EFFECT THAT CHANGES IN FOREIGN EXCHANGE RATES HAVE HAD ON THE RESULTS OF OPERATIONS OF THE COMPANY, THEREBY ENABLING COMPARISON OF OPERATING RESULTS OF THE COMPANY'S SUBSIDIARIES IN US CONSTANT DOLLAR TERMS ("CONSTANT DOLLARS"). IN PERFORMING THIS COMPARISON, THE COMPANY UTILIZES A CONSTANT DOLLAR EXCHANGE RATE AS IF THE EXCHANGE RATE FOR THE MOST RECENT PERIOD REMAINED AT THE SAME LEVELS AS THE PRIOR PERIOD FOR WHICH THE COMPARISON IS BEING PERFORMED.

COMPARISON OF RESULTS OF THE NINE MONTHS ENDED STEPTEMBER 30, 2004 WITH THE NINE MONTHS ENDED SEPTEMBER 30, 2003

SALES

Sales in the first nine months of 2004 increased by $12.8 million or 12.2% from the same period in 2003. Exchange rate appreciation resulted in increased revenues of approximately $5.4 million of which $4.2 million was attributable to Brazil, $1.1 million was attributable to France and $0.1 million was attributable to Argentina. After giving effect to exchange rate appreciation, sales increased by $7.4 million in constant dollars, as a result of higher sales in Brazil of $4.4 million, in Argentina of $1.8 million and in the United Sates of $2.9 million, partly offset by lower sales in France of $1.7 million. The net increase in sales in constant dollars is discussed in detail by subsidiary below.

The increase of $2.9 million in sales in the United States was due to increased SPS sales at ABN in secure commercial and government print of $3.1 million, primarily attributable to higher volumes sold in foreign passports, vital record sales and gift certificate printing and related reconciliation and distribution services, as well as increased sales of stock and bond certificates of $0.5 million. These increases were partly offset by $0.5 million in reduced revenue resulting from the termination of the USDA food coupon contract and $0.2 million in lower sales resulting from reduced volumes under ABN's Stamps on Consignment program with the US Postal Service. Although stock and bond certificate sales were stronger in 2004 when compared to the first nine months of 2003, management believes the continued trend toward next day settlement, the overall slow growth in the capital markets and the decreasing overall demand for secure paper-based documents of value that are used in the public and private sector will continue to have a negative effect on the mix of sales and gross margins at ABN.

At Transtex, TCS sales increased by $1.8 million. The increase in TCS sales was primarily due to a higher volume of orders placed in 2004 on prepaid telephone cards, bank cards and non-secure commercial loyalty cards, partly offset by lower prices received on these cards due to competitive pressures. Despite the continued improvement in sales at Transtex, there is no assurance that this trend will continue as the Argentine political and economic environment remain unsettled, credit markets continue to remain highly volatile, and the overall trend in card usage remains uncertain.

In France, the decrease of $1.7 million in TCS sales at CPS was principally due to a $3.3 million loss of its phone card business to a global tender and $0.4 million in lower sales on non-secure commercial loyalty card personalization. These decreases were partly offset by $2.0 million in higher bank card sales, primarily due to new customer orders and to the banks' requirement that CPS purchase and charge them for the cost of non-personalized base stock transactions cards which began in March 2003.

Sales at ABNB in Brazil were $4.4 million higher than in 2003. The net increase is attributable to higher TCS sales resulting from higher volume and price increases on sales of secure credit cards of $3.4 million and phone cards of $2.4 million, and $0.2 million in higher PSDM orders. These increases were partly offset by lower SPS sales of $1.6 million primarily attributable to $2.4 million in lower sales due to a reduction in electronic print volumes resulting from the cancellation of low and negative margin business, partly offset by a $0.8 million increase in sales primarily resulting from a higher volume of orders received on secure government and commercial print.

COST OF GOODS SOLD

Cost of goods sold for the nine months ended September 30, 2004 increased $4.3 million or 5.5% as compared to the corresponding period of 2003, with an increase in gross margins of $8.5 million. The impact of exchange rate appreciation accounts for increased cost of goods sold of $4.0 million and increased gross margins of $1.4 million. The effect of exchange rate appreciation by country on cost of goods sold and gross margins, respectively was as follows: Brazil - $3.0 million and $1.2 million, France - $1.0 million and $0.1 million and Argentina - nil and $0.1 million.

In constant dollars, cost of goods sold increased by $0.3 million when compared to 2003, primarily due to the increase in sales discussed above, and a shift in product mix towards higher margin products, the elimination of low and negative margin contracts (most notably in Brazil), and the reduction of fixed expenses at ABN resulting from plant and labor consolidations. As a result, gross margins in constant dollars increased by approximately $7.1 million when compared to the prior year. The net increase in cost of goods sold in constant dollars is discussed in detail by subsidiary below.

As a percentage of sales, cost of goods sold decreased to 70.4% in 2004 as compared to 74.9% in 2003. A comparison of the percentage of cost of goods sold by each of the Company's geographic locations to the prior year is as follows:

                                                      Nine Months Ended
                                                        September 30,
                                                   2004               2003
                                               -------------     -------------

   Brazil                                           70.1%            75.1%
   United States                                    63.0%            69.1%
   Argentina                                        61.1%            58.4%
   France                                           88.3%            85.4%

Cost of goods sold at ABNB in Brazil decreased by $0.6 million from 2003, with an increase in gross margins of $5.0 million. Cost of goods sold as a percentage of sales decreased by 5.0% when compared to 2003. The decrease in cost of goods sold in constant dollar terms was primarily attributable to the favorable change in product mix resulting from increased sales of higher margin TCS secure bank card and phone card sales and SPS secure government and commercial print products and the elimination of low or negative margin contracts on SPS electronic print orders. These decreases in cost of goods sold were partly offset by higher fixed costs primarily attributable to increased maintenance, salaries and communication costs with respect to SPS driver's license, secure government and commercial print, and electronic print and PSDM products, and additional maintenance required on the TCS phone card chemical lines.

Cost of goods sold at ABN increased by $0.9 million and gross margins increased by $2.0 million when compared to the prior year, primarily resulting from the increase in sales and lower fixed costs. Despite the increase in revenue, cost of goods sold as a percentage of sales decreased by approximately 6.1% when compared to the prior year, primarily due to the full year effect of lower fixed costs resulting from the consolidation of ABN's Philadelphia operation into its Tennessee facility in 2003 (See Note E to the Company's Consolidated Financial Statements provided herein for further information).

In Argentina, cost of goods sold at Transtex was approximately $1.2 million higher than in 2003, with an increase in gross margins of $0.6 million, primarily as a result of increased sales. Cost of goods sold as a percentage of sales increased by 2.7% over the prior year. This increase was primarily due to a higher volume of cards produced at lower prices, along with an increase in raw material costs.

At CPS in France, cost of goods sold decreased by approximately $1.2 million when compared to 2003 resulting in a decrease in gross margins of $0.5 million, primarily due to lower sales. As a percentage of sales, cost of goods sold increased by approximately 2.9% from 2003 primarily due to higher costs as a result of the requirement from the banks that CPS purchase the non-personalized base stock transaction card and pass the cost along to the bank and an increase in fixed costs for security, quality control and inventory management. In addition, the increase in costs of goods sold as a percentage of sales was further impacted by the inability of CPS to further reduce its fixed costs despite the reduction in sales volume, principally due to the loss of its phone card business.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses increased by $2.3 million when compared to 2003. Exchange rate appreciation resulted in increases in such expenses of approximately $0.5 million, resulting from exchange rate appreciation increases of $0.4 million in Brazil and $0.1 million in France. As a result, the net increase in selling and administrative expense from the prior year in constant dollars was $1.8 million. In constant dollars, ABNB's selling and administrative expenses increased by $1.1 million due to a provision established in the third quarter of 2004 for certain disputed accounts receivable from a government customer. In addition, administrative expenses were higher due to increases in wages and social charges, a bonus provision resulting from improved operating results, higher rent and moving costs for a new office location and a provision established in 2004 for a series of potential labor disputes. Selling expenses were higher in 2004 as a result of increased sales, partly offset by penalties paid to a customer in 2003. In France, selling and administrative expenses increased by $0.1 million resulting from an increase in headcount in order to develop and expand export sales. In Argentina, selling and administrative expenses increased by $0.2 million, primarily due to an increase in wages and social charges, and a bonus provision resulting from the improved operating results. In addition, Parent expenses were $0.4 million higher primarily due to an increase in legal fees to defend certain actions, most notably the Lithuania claim (see Legal Proceedings for further information) and an increase in the bonus provision resulting from improved operating results. These increases were partly offset by a $0.1 million decrease at ABN due to a net reduction in personnel. Selling and administrative expenses as a percentage of sales were higher at 15.1 % in 2004 as compared to 14.8% in 2003.

RESTRUCTURING

The restructuring charge of $0.5 million in the first nine months of 2003 represented severance payments to employees in connection with ABN's decision to close its Philadelphia plant and consolidate all of its manufacturing operations into its Tennessee facility. (See Note E to the Company's Consolidated Financial Statements provided herein for further information).

GOODWILL AND ASSET IMPAIRMENT

The positive variance in goodwill and asset impairment in 2003 represented a recovery of $1.1 million resulting from the favorable settlement of ABN's lease with the landlord of its idle Chicago facility in October 2003. As a result of the settlement, ABN remeasured its obligation under the lease, and in the third quarter of 2003 recorded a recovery of a previous impairment provision of approximately $1.1 million. The previous impairment provision was established in the fourth quarter of 2002 based upon the present value of annual lease payments to the landlord net of estimated sublease income. (See Note F to the Company's Consolidated Financial Statements provided herein for further information).

DEPRECIATION EXPENSE

Depreciation and amortization expense for the first nine months of 2004 was $0.9 million higher when compared to the first nine months of 2003. Exchange rate appreciation accounted for approximately $0.4 million of this increase, resulting in a net increase of $0.5 million in constant dollars. This increase was primarily related to additional depreciation expense at ABNB and to a lesser extent ABN and CPS, resulting from an increase in capital expenditures for assets placed in service in 2004 and the latter part of 2003.

INTEREST EXPENSE

Interest expense was approximately $0.6 million higher when compared to 2003. This increase resulted primarily from the accrued pay in kind interest on the Parent's Senior Notes, which mature on January 31, 2005 (See "Liquidity and Capital Resources" for further information).

GAIN ON POST-RETIREMENT SETTLEMENT

The $1.4 million non-cash gain with respect to the Parent's Serp represents the actuarial gain resulting from the settlement with the Company's former Chairman and CEO, Morris Weissman (See Note H Gain on Post-Retirement Settlement).

GAIN ON SALE OF ARCHIVES

In August 2004, ABN sold, in a one-time private sale, certain archival materials outside the ordinary course of business for $3.0 million, net of expenses, resulting in a gain in the same amount.

GAIN ON SENIOR NOTE REPURCHASE

In September 2004, through privately negotiated transactions the Parent purchased $0.9 million face amount of Senior Notes for an aggregate purchase price of $0.6 million, resulting in a gain of $0.3 million reflecting the difference between the face amount and the purchase price. (See "Liquidity and Capital Resources" for further information").

In 2003, through privately negotiated transactions, the Parent purchased $6.3 million face amount of Senior Notes for an aggregate purchase price of $2.9 million. The Parent recorded a gain for the nine months ended September 30, 2003 of approximately $3.4 million on the repurchase of these Senior Notes reflecting the difference between the face amount and the purchase price. (See "Liquidity and Capital Resources" for further information).

OTHER, NET

Other net income increased by approximately $1.2 million when compared to 2003, primarily resulting from a $0.4 million gain on the sale of ABN's Philadelphia plant in January 2004, a $0.6 million sale by ABN of certain idle currency equipment which was impaired in prior years, an increase of $0.3 million of interest income in Brazil, and an increase of $0.3 million in foreign currency transaction gains in Argentina. These net increases were partly offset by the reversal in the third quarter of 2003 of $0.8 million of the remaining pre-petition liabilities which were determined to no longer be disputed by creditors in the Chapter 11 proceedings as compared to a $0.4 million reversal of such liabilities in the comparable period of 2004, which resulted in a net decrease of $0.4 million.

BANKRUPTCY COSTS

Bankruptcy costs were $0.3 million in 2003, and represented the wind down of administrative costs which were reasonable and customary to complete the reorganization process. Any further potential costs in 2004 related to the October 2002 consummated Plan are not expected to be material.

TAXES ON INCOME

Taxes on income are calculated using the effective tax rate for each tax jurisdiction and various assumptions such as state and local taxes and the utilization of foreign taxes in the U.S. The effective tax rate is further adjusted for any permanent differences between the book basis and tax basis of assets and liabilities. In addition, the Company has provided a valuation allowance against its U.S. net operating losses and other U.S. deferred tax assets due to the uncertainty as to the realization of U.S. taxable income in the future.

MINORITY INTEREST

Minority interest represents the 22.5% minority interest in ABNB held by Bradesco Vida e Previdencia S.A., a subsidiary of the Bradesco Group.

COMPARISON OF RESULTS OF THE THIRD QUARTER ENDED SEPTEMBER 30, 2004 WITH THE THIRD QUARTER ENDED SEPTEMBER 30, 2003

SALES

Sales in the third quarter of 2004 increased by $3.8 million or 10.0% from the third quarter of 2003. Net exchange rate devaluation resulted in decreased net revenues of approximately $0.2 million, resulting from decreases of $0.4 million attributable to Brazil and $0.1 to Argentina, partly offset by exchange rate appreciation increases of $0.3 million in France. After giving effect to exchange rate devaluation, sales increased by $4.0 million in constant dollars, as a result of higher sales in Brazil of $2.8 million, Argentina of $0.4 million, and the United States of $1.5 million, partly offset by lower sales in France of $0.7 million. The net increase in sales in constant dollars is discussed in detail by subsidiary below.

The increase of $1.5 million in sales in the United States was due to a net increase in SPS sales at ABN of secure, commercial, and government print of $1.4 million primarily attributable to higher volumes sold in state title and vital record sales of $0.7 million, as well as $0.7 million of foreign passport sales in the third quarter of 2004 compared to no foreign passport sales in the prior year quarter. In addition, stock and bond certificate sales increased by $0.1 million. While stock and bond certificate sales slightly increased when compared to the prior year, management believes the continued trend toward next day settlement, the overall slow growth in the financial markets and the decreasing overall demand for secure paper-based documents of value that are used in the public and private sector will continue to have a negative effect on the mix of sales and gross margins at ABN.

At Transtex, TCS sales increased by $0.4 million. The increase was primarily due to a higher volume of orders placed in 2004, particularly on prepaid telephone cards, bank cards and non-secure commercial loyalty cards. These volume increases were partly offset by competitive price decreases, particularly in bank cards. Despite the continued improvement in sales at Transtex, there is no assurance that this trend will continue as the Argentine political and economic environment remain unsettled, credit markets continue to remain highly volatile, and the overall trend in card usage remains uncertain.

In France, the decrease of $0.7 million in TCS sales at CPS was principally due to the $1.1 million loss of its phone card business to a global tender as well as a $0.2 million decrease in non-secure commercial loyalty card personalization resulting from volume decreases from major customers. These decreases were partly offset by $0.6 million in higher sales on bank cards resulting from the addition of new bank customers.

Sales at ABNB in Brazil were $2.8 million higher than in 2003. The net increase is attributable to higher TCS sales of $2.1 million resulting from higher volumes and price increases on sales of phone cards of $1.9 million and secure credit cards of $0.2 million, and higher SPS sales of $0.9 million resulting from increased electronic print volumes at higher margins. These increases were partly offset by lower PSDM sales of $0.2 million primarily attributable to a reduction in customer orders.

COST OF GOODS SOLD

Cost of goods sold in the third quarter of 2004 decreased $0.9 million or 3.3% from the third quarter of 2003, with an increase in gross margins of $2.9 million. The impact of net exchange rate devaluation accounts for decreased cost of goods sold of $0.1 million and decreased gross margins of approximately $0.1 million. The effect on cost of goods sold and gross margins, of net exchange rate devaluation, by country, was as follows: Brazil - $0.3 million and $0.1 million; Argentina - $0.1 million and nil, partly offset by exchange rate appreciation in France of $0.3 million and nil.

After giving effect to the exchange rate devaluation, cost of goods sold in constant dollars increased by $1.0 million from the third quarter of 2003, primarily resulting from the $4.0 million increase in sales discussed above, a favorable shift in product mix towards higher margin products, the elimination of low and negative margin contracts (most notably in Brazil) and the reduction of fixed expenses at ABN resulting from plant and labor consolidations. As a result, gross margins in constant dollars increased by approximately $3.0 million when compared to the prior year. The net increase in cost of goods sold and the resulting effect on gross margins in constant dollars is discussed in detail by subsidiary below.

As a percentage of sales, cost of goods sold decreased to 69.1% in 2004 as compared to 73.7% in 2003. A comparison of the percentage of cost of goods sold by each of the Company's geographic locations to the prior year is as follows:

                                                     Third Quarter Ended
                                                        September 30,
                                                   2004               2003
                                               -------------     -------------

   Brazil                                          69.0%             73.2%
   United States                                   61.9%             68.0%
   Argentina                                       61.1%             60.4%
   France                                          85.4%             87.2%

Cost of goods sold at ABNB in Brazil increased by $0.8 million from 2003, with an increase in gross margins of $2.0 million. Cost of goods sold as a percentage of sales decreased by 4.2% when compared to 2003 primarily attributable to the favorable change in product mix resulting from increased sales of higher margin TCS secure bank card and phone card sales and the elimination of low and negative margin contracts on SPS electronic print orders. The increase in cost of goods sold in constant dollar terms was primarily attributable to the increase in sales discussed above. In addition, there were higher fixed costs primarily attributable to increased maintenance, salary and communication costs with respect to SPS driver's license sales.

Cost of goods sold at ABN increased by $0.6 million from 2003 with an increase in gross margins of $0.9 million when compared to the prior year. Cost of goods sold as a percentage of sales, decreased by approximately 6.1%, when compared to the prior year, primarily due to the full year effect of lower fixed costs resulting from the consolidation of ABN's Philadelphia operation into its Tennessee facility in 2003 (See Note E to the Company's Consolidated Financial Statements provided herein for further information).

In Argentina, cost of goods sold at Transtex was approximately $0.3 million higher than in 2003, with an increase in gross margins of $0.1 million, primarily due to increased sales. As a percentage of sales, cost of goods sold increased by 0.7% over the prior year primarily due to a higher volume of cards produced at lower prices, along with an increase in raw material costs. In light of the severe ongoing economic crisis in Argentina, there is no guarantee that this improved trend in gross margins will continue.

At CPS in France, cost of goods sold decreased by approximately $0.7 million when compared to 2003 with no change in gross margins, primarily due to lower sales and a favorable change in product mix. Cost of goods sold as a percentage of sales decreased by approximately 1.8% from 2003, primarily due to a decrease in fixed costs for facility supplies and maintenance.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses increased by approximately $1.1 million for the third quarter of 2004 when compared to the third quarter of 2003. Exchange rate variation was not a factor. ABNB's selling expenses increased by $0.8 million as a result of higher sales as well as a provision established for a potential uncollectible accounts receivable resulting from an ongoing dispute with a government customer and a provision established for a series of potential labor disputes. In addition, ABNB's administrative expenses increased by $0.1 million due to higher wages and social charges, partly offset by lower professional fees. In Argentina, selling and administrative expenses increased by $0.1 million primarily due to an increase in wages and social charges. At CPS in France, selling and administrative expenses were $0.1 million higher from the addition of a salesperson in order to develop and expand export sales. Administrative expenses at all other locations were approximately the same when compared to the third quarter of 2003. As a percentage of sales, selling and administrative expenses were comparatively higher (15.6% in 2004 versus 14.4% in 2003).

DEPRECIATION EXPENSE

Depreciation and amortization expense for the third quarter of 2004 was $0.2 million higher when compared to the third quarter of 2003. Exchange rate variation was not a factor. This increase was primarily related to the additional depreciation expense at ABNB resulting from an increase in capital expenditures for assets placed in service in 2004 and the latter part of 2003.

RESTRUCTURING

The restructuring charge of $0.1 million in the third quarter of 2003 represents the balance of severance payments made to ABN employees in connection with the close of ABN's Philadelphia plant and the further consolidation of its manufacturing operation into its Tennessee location. (See Note E to the Company's Consolidated Financial Statements provided herein for further information).

GOODWILL AND ASSET IMPAIRMENT

Goodwill and asset impairment in 2003, represented a recovery of $1.1 million resulting from the favorable settlement of ABN's lease with the landlord of its idle Chicago facility in October 2003. As a result of the settlement, ABN remeasured its obligation under the lease and in the third quarter of 2003 recorded a recovery of a previous impairment provision of approximately $1.1 million. The previous impairment provision was established in the fourth quarter of 2002 based upon the present value of annual lease payments to the landlord net of estimated sublease income. (See Note F to the Company's Consolidated Financial Statements provided herein for further information).

INTEREST EXPENSE

Interest expense for the third quarter of 2004 was approximately $0.2 million higher when compared to the third quarter of 2003. This increase resulted primarily from the increase in accrued pay in kind interest of $0.3 million on the Parent's Senior Notes which mature on January 1, 2005 (See "Liquidity and Capital Resources" for further information), partly offset by $0.1 million in lower interest expense at ABNB due to reduced borrowings for equipment financing.

GAIN ON SENIOR NOTE REPURCHASE

In the third quarter of 2004, the Parent purchased through privately negotiated transactions a block of $0.9 million face amount of Senior Notes for an aggregate purchase price of $0.6 million. The Parent recorded a gain of approximately $0.3 million on the repurchase of these Senior Notes reflecting the difference between the face amount and the purchase price in the third quarter of 2004. (See "Liquidity and Capital Resources" for further information).

GAIN ON SALE OF ARCHIVES

In August 2004 ABN sold, in a one-time private sale, certain archival materials outside the ordinary course of business for $3.0 million net of expenses resulting in a gain in the same amount.

OTHER, NET

Other net income for the third quarter of 2004 decreased by approximately $0.2 million as compared to the third quarter of 2003. This decrease was primarily due to the reversal in the third quarter of 2003 of $0.8 million of the remaining pre-petition liabilities which were determined to no longer be disputed by creditors in the Chapter 11 proceedings as compared to a $0.4 million reversal of such liabilities in the comparable period of 2004 which resulted in a net decrease of $0.4 million. This net decrease was partly offset by an increase in interest income at ABNB of $0.1 million and an increase in foreign currency transaction gains in Argentina of $0.1 million.

BANKRUPTCY COSTS

Bankruptcy costs were $0.2 million in 2003, and represented the wind down of administrative costs which were reasonable and customary to complete the reorganization process. Costs in 2004 related to the October 2002 consummated Plan were not material.

TAXES ON INCOME

Taxes on income are calculated using the effective tax rate for each tax jurisdiction and various assumptions, such as state and local taxes and the utilization of foreign taxes in the US. The effective tax rate is further adjusted for any permanent differences between the book basis and tax basis of assets and liabilities. In addition, the Company has provided a valuation allowance against its US net operating losses and other US deferred tax assets due to the uncertainty as to the realization of US taxable income in the future.

MINORITY INTEREST

Minority interest represents the 22.5% minority interest in ABNB held by Bradesco Vida e Previdencia S.A., a subsidiary of the Bradesco Group.

LIQUIDITY AND CAPITAL RESOURCES

SUMMARY OF CASH FLOWS. Cash increased by $4.9 million over the first nine months of 2004 compared to a decrease of $2.8 million over the nine months of 2003. The positive change in cash flow of $7.7 million between the periods resulted from the following:

    o A $4.1 million net increase in cash flow from operating activities attributable to a $3.4 million increase in net income after non-cash adjustments and a $0.7 million favorable working capital variance. The favorable working capital variance was principally attributable to higher payables in Brazil and Argentina due to higher levels of business activity and favorable inventory variances at CPS in France and at ABN. The favorable inventory variance at CPS was attributable to its first-time build-up in 2003 of inventory related to the purchase of base stock cards for its bank customers as well as a lower inventory balance in 2004 due to the loss of its phone card business. The favorable inventory variance at ABN was due to the loss of its food coupon business. These favorable working capital variances were partly offset by the higher level of receivable balances at both Brazil and ABN corresponding to increased sales in 2004 as compared to 2003, a change in payment terms negotiated with one of ABNB's phone card customers and the Parent's payment of its Lithuania settlement obligation (refer to LITHUANIA CLAIM in Part II - Other Information).

    o A $1.6 million net increase in cash flow from investing activities principally attributable to $4.2 million of proceeds received at ABN in 2004 from the sale of assets partly offset by a $2.6 million net increase in capital expenditures in 2004. The $4.2 million of proceeds received at ABN included $3.0 million from the one-time private sale of certain archival materials outside the ordinary course of business, $0.7 million from the sale of its Philadelphia facility, and $0.5 million from the sale of currency equipment. Of the $2.6 million net increase in capital expenditures in 2004, $3.1 million and $0.1 million of the increase were attributable to Brazil and Argentina, respectively, partly offset by a decrease of $0.6 million at ABN.

    o A $2.2 million net increase in cash from financing activities attributable to the Company's use of $2.9 million in the first nine months of 2003 to buy back its Senior Notes versus $0.6 million used in the comparable period of 2004 as well as the $0.3 million repayment of short-term equipment financing in Brazil in 2003 and $0.4 million of borrowing by ABN under its working capital facility in 2004, partly offset by the $0.4 million repayment in 2004 by CPS in France of its working capital facility. In addition, dividends to ABNB's minority shareholder increased by $0.4 million.

    o A $0.2 million net decrease in cash due to the impact of unfavorable exchange rate valuation in 2004 as compared to 2003 on cash balances on hand.

SHORT-TERM BORROWINGS. At September 30, 2004, the Company's subsidiaries had outstanding an aggregate of approximately $1.4 million (excluding letters of credit) under their short-term credit facilities. The Company's domestic subsidiary, ABN, has a one year $2 million asset-based working capital facility with a local bank in Tennessee which expired on June 23, 2004 and was extended for thirty days and subsequently renewed for a one year additional term and expiring on July 23, 2005 under the same terms and conditions. Under its present terms, ABN is allowed to borrow at a rate of .75% over the US prime rate for general working capital and letters of credit purposes. At September 30, 2004, ABN had used approximately $1.4 million of which $1.1 million under this facility was for general working capital and $0.3 million was used for outstanding letters of credit, leaving approximately $0.6 million available for borrowing. As of November 12, 2004, ABN's line stood at approximately $0.3 million which represented outstanding letters of credit, and it is anticipated that additional borrowings on the line may be required at various times in 2004 for working capital. The Company's French subsidiary, CPS, had available approximately $1.3 million at September 30, 2004 under its working capital credit facility with several different local banks, which allows it to borrow at an average rate of approximately 3.5%, and is partly collateralized by certain receivables. At September 30, 2004, CPS had outstanding borrowings under this facility of approximately $0.2 million, leaving it with approximately $1.1 million available for borrowing. It is anticipated that borrowings under this facility will be required at various times in 2004.

Long-Term Debt. The Company's long-term debt consists of (i) the $107.0 million of the Parent's 10 3/8% Senior Notes due January 31, 2005, which accrues interest in kind and is classified as current, and (ii) $0.7 million of mortgage indebtedness at ABN.

On July 15, 2004, the Board of Directors approved a resolution to authorize the Parent to repurchase from time to time, at the discretion of management, directly or through one or more of its subsidiaries up to $5 million face amount of its outstanding Senior Notes at a discount to par value in either open market or privately negotiated transactions.

In the third quarter of 2004, through privately negotiated transactions, the Parent purchased $0.9 million face amount of Senior Notes for an aggregate purchase price of $0.6 million resulting in a gain of $0.3 million reflecting the difference between the face amount and the purchase price. Subsequent face amount purchases of Senior Notes of $1.5 million were made to date in the fourth quarter of 2004 for an aggregate purchase price of $1.0 million resulting in a gain of approximately $0.5 million reflecting the difference between the face amount and the purchase price.

In 2003, the Parent purchased, through privately negotiated transactions, a block of $6.3 million face amount of Senior Notes for an aggregate purchase price of $2.9 million. The Parent recorded a gain of approximately $3.4 million on the repurchase of these Senior Notes reflecting the difference between the face amount and the purchase price.

INABILITY TO REPAY DEBT

As a holding company, the Parent is dependent on dividends from its subsidiaries to repay its Senior Notes and to fund its corporate overhead. Currently, ABN, ABNB, CPS and Transtex are permitted to pay dividends. Only ABN and ABNB can reasonably be expected to generate sufficient excess cash flow to fund any material portion of the Parent's current operating expenses. However, such cash flows are not currently sufficient to repay the high level of the Parent's Senior Note indebtedness ($107.0 million principal amount at September 30, 2004) while at the same time fund the Parent's corporate overhead. Further, the Company is not currently able to obtain additional capital or borrow additional funds. Therefore, the Company has determined that it will be unable to repay the Senior Notes upon the January 31, 2005 maturity date. Accordingly, it is virtually certain that the Company will undergo further restructuring, through a negotiated transaction with holders of the Senior Notes, bankruptcy protection, or a partial or total liquidation. As a result, the Parent is presently working toward a restructuring plan to propose to the holders of the Senior Notes that reduces its total indebtedness to a level that can be adequately serviced and eventually repaid. However, we cannot assure that the Parent will be able to reach a satisfactory agreement with the holders of the Senior Notes, or that it will be able to satisfy its obligations under any such agreement. Due to the severe cash flow constraints described above, it is the Parent's intention to continue to pay "in kind" the semi-annual interest payments on the Senior Notes in lieu of cash interest.

Based upon the foregoing, the Parent has engaged an independent valuation advisor and counsel with restructuring expertise to work with the Company to propose and negotiate a consensual restructuring of the Parent's capital structure, including its Senior Note indebtedness, which will likely require a bankruptcy court proceeding.

However, because each of the Parent's subsidiaries is a self-funded stand-alone entity, it is anticipated that each subsidiary will continue to operate its business in the normal course, on a stand-alone basis, irrespective of any restructuring of the Parent. See the Company's Annual Report on Form 10-K for the year ended December 31, 2003 for further disclosure relating to these risks.

The Company has significant operations in Brazil, Argentina and France. On a consolidated basis, these operations experienced significant foreign exchange rate fluctuations against the US Dollar in 2003. Foreign exchange rate fluctuations on a comparative basis continued to exist in the nine months and third quarter of 2004 when compared to the same period in 2003.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Form 10-Q, under the caption, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in certain documents incorporated by reference herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve unknown and uncertain risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Forward-looking statements are identified by the use of forward looking words or phrases such as "anticipates," "intends," "expects," "believes," "estimates," or words or phrases of similar import. These forward-looking statements are subject to numerous assumptions, risks, and uncertainties, and the statements looking forward beyond 2004 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated by the forward-looking statements. Such factors are more fully described in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, which should be considered in connection with a review of this quarterly report.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

FOREIGN OPERATIONS AND FOREIGN CURRENCY

The Company has significant operations in Brazil, Argentina and France. On a consolidated basis, these operations experienced significant foreign exchange rate fluctuations against the US Dollar in 2003. Significant foreign exchange rate fluctuations on a comparative basis continued to exist in the nine months and third quarter of 2004, when compared to the same periods in 2003.

The Company's foreign exchange exposure policy generally calls for selling its domestic manufactured product in US Dollars and, in the case of ABNB, Transtex and CPS, selling in their national currencies, in order to minimize transactions occurring in currencies other than those of the originating country. For the nine months ending September 30, 2004, the Company experienced an average exchange rate appreciation in the Brazilian and Argentine currencies of approximately 5.5% and 1.0%, respectively, against the US Dollar when compared to the prior year. The Euro currency experienced an average appreciation of approximately 10% against the US Dollar during the same period.

For the third quarter ended September 30, 2004, the Company experienced an average exchange rate devaluation of approximately 1.5% in Brazil and approximately 4% in Argentina, respectively. The Euro currency experienced an average appreciation of approximately 8% during the same period.

The Brazilian Real has experienced, and continues to demonstrate, tremendous volatility against the US Dollar. The average exchange rate for the nine months ended September 30, 2004 was R$2.97 to the US Dollar. As of November 4, 2004, the Real had strengthened to R$2.83 to the US Dollar. However, at certain times in 2003, the Real traded as poorly as R$3.80 to the US Dollar, and at certain times in 2004, the Real has traded at nearly $3.20 to the US Dollar. Given such volatility, there can be no assurance that the Real will either improve or stabilize at any certain level against the US Dollar.

ABNB is the Parent's largest subsidiary, contributing in the nine months ended September 30, 2004, approximately 70% of the revenues and approximately 84% of the operating profit of the consolidated group (excluding Parent company expense). This share has grown as a percentage of the Company's total revenues and operating profit in 2004 with the deconsolidation of LM. The Real's approximately two-thirds overall devaluation since it was permitted to trade freely in 1999 (prior to which the Real had a fixed relationship to the US dollar and traded at approximately R$1 to the Dollar) has severely impacted ABNB's cash flow in US Dollar terms, and has therefore threatened its ability to pay dividends to the Parent at the same levels as in the past. Based on current estimates, it is anticipated that dividends from ABNB (along with those of other subsidiaries) will be sufficient to fund the Parent's operating expenses in the foreseeable future. There can be no assurance, however, that further devaluation of the Real or other business developments will not lead to a contrary result.


ITEM 4.  CONTROLS AND PROCEDURES

Based on their evaluation of the Company's disclosure controls and procedures as of a date within 90 days of the filing of this report, the Chief Executive Officer and Chief Financial Officer have concluded, subject to the following paragraph, that such controls and procedures are effective. There were no significant changes in the Company's internal controls or in other factors that could significantly affect such controls subsequent to the date of their evaluation.

The Company's management, including the Parent's Chief Executive Officer and Chief Financial Officer, have concluded that the Company's disclosure controls and procedures, though effective, are not guaranteed to prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any control will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures related to the control may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART II -OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS.

On December 8, 1999 (the "Petition Date"), the Parent (but none of its subsidiaries) filed a petition for reorganization relief under Chapter 11 of the United States Bankruptcy Code. On that date, the Parent also filed its initial plan of reorganization which set forth the manner in which claims against and interests in the Parent would be treated following its emergence from Chapter
11. Only the Parent filed a petition for reorganization relief under Chapter 11. None of the Parent's subsidiaries were a party to the Chapter 11 Proceeding or any other insolvency or similar proceeding.

The Parent's plan of reorganization was subsequently amended four times and on May 24, 2002, the Parent submitted its Final Disclosure Statement with respect to its proposed Fourth Amended Reorganization Plan to the Bankruptcy Court. On August 22, 2002, the Bankruptcy Court confirmed the Plan. On October 1, 2002, the Effective Date, all conditions required for the consummation of the Plan were achieved and the Plan became effective.

On January 29, 2003, in accordance with the standard procedures of the Bankruptcy Court, the Parent filed final omnibus objections to expunge any claims that it believes have no basis or merit. The Parent's objections included objections to claims that were duplicative, inconsistent with the Company's books and records, untimely, already satisfied or resolved under the Plan, or otherwise without merit. The Bankruptcy Court will consider the Company's objections to the proofs of claim, and any responses by the affected claimants thereto, at a hearing scheduled on December 2, 2004, or on such other adjourned dates as may be scheduled by the Bankruptcy Court. The Company has reinstated all known creditor claims that were recorded as pre-petition liabilities net of any negotiated settlements.

LITHUANIA CLAIM

In October 2003, the Parent notified the Bank of Lithuania, ("Lithuania"), that it would not make its scheduled installment settlement payment of $0.5 million due October 1, 2003 due to its cash flow constraints. The payment was part of a remaining $1.7 million settlement obligation between the Parent and Lithuania that was entered into the Bankruptcy Court and became effective upon the October 1, 2002 consummation of the Plan. Both parties initially entered into a discussion in an attempt to restructure the balance of the obligation to avoid further litigation. However, counsel for Lithuania indicated that the Parent's initial proposal was unacceptable and issued a notice of default. As a result of the default, the entire $1.7 million obligation was recorded as a current liability in accounts payable and accrued expenses at December 31, 2003 and continued to accrue default interest at the prevailing rate. On May 21, 2004, the United States District Court, Southern District of New York granted summary judgment in favor of Lithuania ordering the Parent to pay $1.7 million, which was the outstanding principal, plus the related interest thereon. On August 31, 2004, the Parent paid the $1.7 million principal plus accrued interest to the Bank.

ANATEL FINE

On September 22, 2004, the Brazilian Telecommunications Commission ("Anatel"), levied a $0.8 million fine against ABNB, citing ABNB's failure to comply with new product material specifications in connection with inductive phone cards that are sold to the local telephone company. ABNB has reviewed the claim with legal counsel and believes that it has meritorious defenses against the assessment.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

     (a) EXHIBIT NUMBER                 DESCRIPTION

         Exhibit 99.1*         CEO Certification Pursuant to Section 302 of the
                                    Sarbanes-Oxley Act of 2002.

         Exhibit 99.2*         CFO Certification Pursuant to Section 302 of the
                                    Sarbanes-Oxley Act of 2002.

         Exhibit 99.3*         CEO Certification Pursuant to Section 906 of the
                                    Sarbanes-Oxley Act of 2002.

         Exhibit 99.4*         CFO Certification Pursuant to Section 906 of the
                                    Sarbanes-Oxley Act of 2002.

* Filed herewith


     (b) NONE

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AMERICAN BANKNOTE CORPORATION

                                            By: /s/ Steven G. Singer
                                            ------------------------------------
                                            Steven G. Singer
                                            Chairman and Chief Executive Officer



                                            By: /s/ Patrick J. Gentile
                                            ------------------------------------
                                            Patrick J. Gentile
                                            Executive Vice President
                                               and Chief Financial Officer

Dated: November 15, 2004

                                    EXHIBIT E
                                       TO
          AMENDED DISCLOSURE STATEMENT WITH RESPECT TO DEBTOR'S AMENDED
         PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

                                    _______


                              LIQUIDATION ANALYSIS

                         AMERICAN BANKNOTE CORPORATION
                          LIQUIDATION ANALYSIS SUMMARY

                                                                     RECOVERIES
                                           RECOVERIES               HYPOTHETICAL
                                         CURRENT PLAN(%)            CHAPTER 7(%)
                                         ---------------------------------------

Administrative Claims                        100.00%                   100.00%
Priority Tax Claims                          100.00%                   100.00%
Class 1 (Other Priority Claims)              100.00%                   100.00%
Class 2 (Miscellaneous Secured Claims)       100.00%                   100.00%
Class 3 (Note Claims)                         95.00%                    72.00%
Class 4 (Note Convenience Claims)            100.00% (note)/            72.00%
                                              60.00% (cash)
Class 5 (Miscellaneous Unsecured Claims)     100.00%                     0.00%
Class 6 (SERP Claims)                        undetermined                0.00%
Class 7 (Equity Interests)                   Approx. $0.63 per share     0.00%
Class 8 (De Minimis Equity Holders)          Approx. $0.63 per share     0.00%
Class 9 (Other Equity Interests)               0.00%                     0.00%


                                          AMERICAN BANKNOTE CORPORATION
                                              LIQUIDATION ANALYSIS
                                                 (In thousands)
                                                                    31-Dec-04       Estimated        Estimated
                                                                    Estimated      Liquidation        Recovery
                                                                     Balance    Proceeds/Recovery        %
                                                                   ------------    ------------     ------------
PROCEEDS FROM LIQUIDATION

Cash                                                                       140             140              100%
Prepaid expenses and other current assets                                  288              --                0%
Property, plan and equipment                                                16               2               13%
Investment in subsidiaries                                             113,000          90,400               80%
Other assets and deferred charges                                          978             140               14%
                                                                   ------------    ------------     ------------
     Gross Assets Available for Distribution                           114,422          90,682               79%
                                                                   ------------    ------------     ------------

ALLOCATION OF PROCEEDS

Secured Claims
10 3/8% Senior Note Claims                                             107,673          77,215               72%
                                                                   ------------    ------------     ------------
     Total Secured Claims                                              107,673          77,215               72%
                                                                   ------------    ------------     ------------

Proceeds available for payment of Unsecured Claims & Interests                               0               0%

----------------------------------------------------------------------------------------------------------------
Proceeds available for payment of
administrative and priority claims                                                      13,467
----------------------------------------------------------------------------------------------------------------

Chapter 7 Liquidation Costs
Trustee and professional fees (based on gross proceeds)                  8,712           8,712              100%
Winddown costs - 6 months                                                3,255           3,255              100%
                                                                   ------------    ------------     ------------
     Total Chapter 7 Liquidation Costs                                  11,967          11,967              100%

Chapter 11 Administrative and Priority Claims
Chaper 11 and 7 Accrued Professional Fees                                1,500           1,500              100%
                                                                   ------------    ------------     ------------
     Total Chapter 11 & 7 Administrative & Priority Claims               1,500           1,500              100%



A. FOOTNOTES TO LIQUIDATION ANALYSIS

     1.   Cash

     Cash consists of all cash in banks or operating accounts and liquid investments with maturities of three months or less and is assumed to be fully recoverable.


     2.   Prepaid Expenses And Ohter Current Assets

     Prepaid expenses and other current assets of $0.3 million consists of prepaid liability insurance and other miscellaneous assets. These assets are assumed to generate no net proceeds.

     3.   Property, Plant And Equipment

     Property, Plant and Equipment includes fixtures, equipment and leasehold improvements.

     o Fixtures and Equipment: Fixtures and Equipment include miscellaneous office assets, the value of which was based upon management's review of these assets.

     o Leasehold Improvements: No separate value has been ascribed in liquidation to leashold improvements as the value of these improvements will either revert to the purchaser or lessor upon the sale or rejection of the leases.

     4.   Investments In Subsidiaries

     Investments in Subsidiaries represents the value of the equity ABN holds in its operating Subsidiaries. Estimates of liquidation value were based upon the valuation prepared by the Company's financial advisor, adjusted for the assumed effects of a forced sale atmosphere. Gross estimated proceeds from the liquidation of stock in the Subsidiaries were then adjusted by (i) taxes which would be payable upon such a sale, net of the benefit of any net operating loss carryforwards, and (ii) the impact of minority interests, if any.

     5.   Other Assets And Deferred Charges

     Other Assets and Deferred Charges consist of a minimum pension asset on the SERP ($0.8 million) and other notes receivable ($0.2 million). The other notes receivable are expected to be recovered.

     6.   Trustee And Professional Fees

     Trustee fees are estimated at 3.0% of the proceeds available for distribution (gross liquidation proceeds), or approximately $2.7 million. Professional fees represent the costs in a Chapter 7 case of attorneys, accountants, appraisers, investment bankers and other professionals retained by the trustee, as well as professional costs related to the divestment of operating subsidiaries. Based upon management's review of the nature of these costs and the outcomes of similar liquidations, professional fees are estimated at approximately $6.0 million over the course of the liquidation period, due to the complication related to the sale of the various operating subsidiaries and multi-jurisdictional nature of the liquidation.

     7.   Wind Down Costs

     Wind down costs consist of corporate overhead, occupancy and employee costs to be incurred during the Chapter 7 liquidatin period. Management assumes that the liquidation would occur over a six-month period and that such expenses, costs and overhead would decrease over time. Wind down costs include employee retention bonuses which are designed to motivate employees and to replace certain pre-petition employment contracts that will be rejected on a post-petition basis.

     8.   Chapter 11 Administrative and Priority Claims

     Chapter 11 Administrative and Priority Claims include costs incurred during the Chapter 11 case, including unpaid professional fees, that are assumed allowed in the Chapter 7 case.

                                    EXHIBIT F
                                       TO
          AMENDED DISCLOSURE STATEMENT WITH RESPECT TO DEBTOR'S AMENDED
           PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY
                                      CODE

                                    _______


                         PROJECTED FINANCIAL INFORMATION

                         PROJECTED FINANCIAL INFORMATION

A.       INTRODUCTION

         ABN CAUTIONS THAT NO REPRESENTATION CAN BE MADE AS TO THE ACCURACY OF THE PROJECTED FINANCIAL INFORMATION OR THE ABILITY TO ACHIEVE THE PROJECTED RESULTS. MANY OF THE ASSUMPTIONS UPON WHICH THESE PROJECTIONS ARE BASED ARE NOT DERIVED FROM HISTORICAL RESULTS AND ARE SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES. IT IS LIKELY THAT SOME ASSUMPTIONS WILL NOT MATERIALIZE BECAUSE OF UNANTICIPATED EVENTS AND CIRCUMSTANCES. ACCORDINGLY, THE ACTUAL RESULTS ACHIEVED THROUGHOUT THE PROJECTION PERIOD ARE LIKELY TO VARY FROM THE PROJECTED RESULTS. THE VARIATIONS MAY BE MATERIAL AND ADVERSE.

         The financial projections were prepared by ABN's management and are based on the accompanying assumptions and should be read in conjunction with such assumptions.

         The financial projections present, to the best of ABN's knowledge and belief, the expected financial position, results of operations and cash flows of ABN for the periods shown. Accordingly, these projections reflect ABN's judgment, as of the date of this Disclosure Statement, of expected future operating conditions and future business decisions, which are subject to change. The assumptions disclosed herein are those that ABN believes are significant to the projections.

         ABN does not intend to revise the projections to reflect circumstances existing after the date of this Disclosure Statement or to reflect the occurrence of unanticipated events. ABN assumes no responsibility to advise users of the projections about any subsequent changes.

         ALTHOUGH ABN BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE PROJECTIONS, WHEN CONSIDERED ON AN OVERALL BASIS, ARE REASONABLE IN LIGHT OF CURRENT CIRCUMSTANCES, NO ASSURANCE CAN BE GIVEN THAT THE PROJECTIONS WILL BE REALIZED. ABN URGES HOLDERS OF CLAIMS AND INTERESTS TO CONSIDER CAREFULLY THE UNDERLYING ASSUMPTIONS IN EVALUATING THE PLAN.

B.       SUMMARY OF SIGNIFICANT ASSUMPTIONS

         ABN has developed the Projections (summarized below) to assist both Creditors and Equity Interest holders in their evaluation of the Plan and to analyze its feasibility. The financial statements have been shown on a fully consolidated basis. THE PROJECTIONS ARE BASED UPON A NUMBER OF SIGNIFICANT ASSUMPTIONS DESCRIBED BELOW. ACTUAL OPERATING RESULTS AND VALUES MAY AND WILL VARY FROM THOSE PROJECTED.

         1.       Fiscal Years.

                  ABN's fiscal year ends on December 31 of each year.

         2.       Plan Terms And Consummation.

The projections assume an Effective Date of April 15, 2005. The projections also assume that Allowed Claims and Equity Interests will be treated in accordance with the treatment provided in the Plan. If the Effective Date of the Plan does not occur by April 15, 2005, additional bankruptcy expenses will be incurred until such time as a plan of reorganization is consummated. These expenses could significantly affect ABN's results of operations and cash flows.

          3.       Assumptions Preceding The Effective Date.

                   As a basis for the projections, management has estimated its operating results on the basis that for the duration of the Chapter 11 case, trade vendors will continue to provide ABN and its subsidiaries with goods on customary terms and credit. A significant reduction in terms for ABN's subsidiaries could potentially affect the subsidiaries' ability to make available cash to ABN.

          4.       General Economic Conditions.

                   The projections were prepared assuming that economic conditions in the markets served by ABN and its subsidiaries do not differ significantly or deteriorate over the next four years from current economic conditions. Domestic inflation in revenues and costs are assumed to remain relatively low. It has been assumed that the foreign exchange rates in the countries in which ABN's subsidiaries operate will remain relatively stable and that inflation rates will not have a material impact on the US Dollar projections. There can be no assurance, however, that a significant change in exchange rates or general economic climate in the countries where ABN's subsidiaries operate would not have a material affect on cash available to ABN.

          5.       Revenues.

                   All revenues of ABN are projected at the operating subsidiary level. As a holding company, ABN does not book any sales or receive direct revenues from the sale of products and services of its subsidiary companies.

         UNITED STATES. Revenues in 2005 are projected to increase by approximately 13% from 2004 levels, due to anticipated growth in new products such as gift cards, secure distribution, reconciliation, print and electronic print management, rebate and other types of fulfillment programs, and potential growth in new passport orders that may come to tender in 2005. Revenues are projected to remain stable thereafter as projected growth from these new product offerings will be offset by the steep decline in stock and bond sales, commercial secure gift checks and other secure documents of value.

         BRAZIL. Revenue in 2005 is projected to grow by 6% from 2004 levels, driven primarily by the continued growth in phone and magnetic cards, driver's license issuances and electronic print. Revenues are projected to grow in 2006 and 2007 by 17% and 9%, respectively, resulting from the introduction of hybrid mail revenues and the continued increase in phone and magnetic card growth.

         FRANCE. A revenue increase of 3% each year is driven by continued modest growth in demand for bank and other financial and loyalty cards.

         ARGENTINA. Revenues in 2005 are projected to remain flat when compared with 2004 but are projected to increase by 20% and 33%, respectively, in 2006 and 2007 as a plant expansion to increase card production is completed to meet a projected demand in export card sales.

          6.       Cost Of Goods Sold.

                   Cost of goods sold as a percentage of revenues are expected to increase slightly by 2.5% between 2004 and 2005 and remain relatively stable thereafter. Cost of goods as a percentage of revenues are expected to be 70.6% in 2004, 73.1% in 2005, 73.8% in 2006, and 73.1% in 2007. The increase of this percentage relates mainly to i) a shift in product mix from the Company's higher margin, mature businesses to higher volume, lower margin businesses; and ii) competitive pricing pressures on existing product lines.

          7.       Selling And Administrative Expenses.

                   Selling and Administrative Expenses are expected to decline from 15.3% in 2004 to 12.4% in 2007 primarily from fixed cost leverage resulting from projected sales growth.

          8.       Depreciation And Amortization.

                   Depreciation and amortization as a percentage of sales is projected to be 7.2% in 2004 and is projected to remain steady as a percentage of sales until 2007 when a decline in depreciation resulting from the complete depreciation of certain assets in Brazil occurs.

          9.       Interest Expense.

                   Interest expense reflects interest on $10.0 million of the New Notes at an interest rate of 7% assuming none of the Convenience Note holders elect the cash option.

          10.      Income Taxes.

                   Income taxes reflect taxes at both ABN and subsidiary level. Tax rates for each operating entity reflect the tax regime of its country of operations. At the ABN level, the projections assume that, upon the Effective Date, Reorganized ABN will be able to utilize net operating loss carryforwards on a limited basis in accordance with Section 382 L (6) of the Internal Revenue Code. Deferred tax assets created by the existence of the loss carryforwards have been partially reserved. The combined US federal, state, and local income tax rate, before taking into account the benefit from the utilization of tax loss carryforwards, is estimated at 35%.

          11.      Minority Interest.

                   Reflects the net income related to Banco Bradesco S.A.'s 22.5% interest in the Brazilian operations.

          12.      EBITDA.

                   EBITDA is defined for purposes of the projections as earnings before interest expense, income tax provisions, depreciation and amortization, goodwill and asset impairment unusual items, reorganization items, and extraordinary items.

          13.      Working Capital.

                   Working capital is projected primarily on the basis of historic patterns, consistent with the patterns during the bankruptcy, applied to projected levels of operations. It has been assumed that vendor trade terms remain at normal levels in the post-Effective Date period. Working capital uses in 2005 are higher than in subsequent years due to the startup of the Hybrid Mail project in Brazil.

          14.      Capital Expenditures.

                   Capital expenditures are primarily for the purchases of equipment to drive revenue and cash flow growth consistent with the Company's operating strategies at the various Subsidiaries. Capital expenditures in 2005 are higher than in subsequent years due to the startup of the Hybrid Mail project in Brazil

          15.      Dividends / Distributions.

                   The operations of ABN are funded primarily through dividends and distributions from its various operating subsidiaries, including its Brazilian subsidiary. "Dividends/ Distributions" on the consolidated statement of cash flows reflects payments to Banco Bradesco S.A. on account of its 22.5% interest in the dividends from ABNB and a potential 5% dividend paid commencing in 2005 to ABN's reorganized equity holders.

          16.      Reorganization Value.

                   For purposes of this Disclosure Statement and to prepare the projections, management has estimated the reorganization value of Reorganized ABN as of December 31, 2004 to be approximately $114 million based upon the appraisal prepared by its advisors.

C.       SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Except for historical information, statements contained in this Disclosure Statement and incorporated by reference, including the projections in this section, may be considered "forward-looking statements" within the meaning of federal securities laws. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, general economic and business conditions, the competitive environment in which ABN and its Subsidiaries operate and will operate, the success or failure of ABN in implementing its current business and operational strategies, the level of vendor trade support, labor relations and labor costs, the ability of ABN to maintain and improve its revenues and margins, and the liquidity of ABN on a cash flow basis (including the ability to comply with the financial covenants of its credit arrangements and to fund capital expenditure program of ABN Subsidiaries). For additional information about ABN and relevant risk factors, see "Certain Risk Factors To Be Considered."

D.       FINANCIAL PROJECTIONS

         The financial projections prepared by management are summarized in the following tables. Specifically, the attached tables include:

         a. Pro forma consolidated Reorganized ABN balance sheet at December 31, 2004, including all reorganization and fresh-start adjustments.

         b. Projected consolidated balance sheets for fiscal years ending in 2004, 2005, 2006 and 2007.

         c. Projected consolidated income statements for fiscal years ending in 2004, 2005, 2006 and 2007.

         d. Projected consolidated statements of cash flow for fiscal years ending in 2004, 2005, 2006 and 2007.

         All captions in the attached projections do not correspond exactly to ABN's historical external reporting; some captions have been combined for presentation purposes.

                               AMERICAN BANKNOTE CORPORATION
                      PRO FORMA CONSOLIDATED REORGANIZED BALANCE SHEET
                                     DECEMBER 31, 2004
                                        (UNAUDITED)
                                       (IN THOUSANDS)


                                               Estimated                        Restated
                                              December 31, Reorganization     December 31,
                                                2004        Adjustments           2004
                                              -----------  --------------    -------------

ASSETS
Current assets:
   Cash                                        $  13,730        9,400 (b)    $  23,130
   Accounts Receivable                            22,635           --           22,635
   Inventories                                    21,222           --           21,222
   Prepaid expenses and other current assets       6,436           --            6,436
                                               ---------    -------------    -------------
                                                  64,023        9,400           73,422

Goodwill                                          77,016       (6,089)(c)       70,927
Property, Plant and equipment, net                42,040           --           42,040
Other assets and deferred charges, net             8,842           --            8,842
                                               ---------    -------------    -------------
Total Assets                                   $ 191,920    $   3,311        $ 195,232

LIABILITIES AND STOCKHOLDERS'
   EQUITY
Current liabilities:
Current maturities of long-term debt             106,785     (106,757)(a)           28
Payables and accrued expenses                     34,122           --           34,122
                                               ---------    -------------    -------------
                                                 140,907     (106,757)          34,150

Noncurrent liabilities:
Long term debt                                       626       10,023 (a)       10,649
Other liabilities                                  9,645           --            9,645
Minority Interest                                 26,787           --           26,787
                                                                                96,734(a)
                                                                                 9,400(b)
                                                                                (6,089)(c)
                                               ---------    -------------    -------------
Total stockholders equity                         13,955      100,045          114,000
                                               ---------    -------------    -------------
Total liabilities and stockholders' equity .   $ 191,920    $   3,311        $ 195,232
                                               =========    =============    =============


NUMBERS MAY NOT TOTAL DUE TO ROUNDING.



NOTES TO PRO FORMA CONSOLIDATED REORGANIZED BALANCE SHEET
---------------------------------------------------------

(a) Reflects the exchange of Senior Note claims for its ratable position of newly issued common stock and the exchange of note convenience claims for $10 million in new notes.

(b) Includes $9.4 million net cash generated from the $16 million of exit financing less $5 million paid to Class 7 and Class 8 equity holders less $1.6 million of projected bankruptcy related fees for professional, advertising and printing services rendered.

(c) Represents the adjustment to goodwill to reflect the $114 million appraised value of the reorganized company.

                               AMERICAN BANKNOTE CORPORATION
                           PROJECTED CONSOLIDATED BALANCE SHEETS
                           FISCAL YEARS ENDING 2004 THROUGH 2007
                                        (UNAUDITED)
                                       (IN THOUSANDS)


                                                       Fiscal Year Ending December 31,
                                                ------------------------------------------
                                                  2004       2005       2006       2007
                                                ---------  ---------  ---------  ---------
ASSETS
Current assets:
    Cash                                        $ 13,730   $ 10,962   $ 10,022   $  9,614
    Accounts Receivable                           22,635     25,284     28,436     30,780
    Inventories                                   21,222     28,920     33,116     35,835
    Prepaid expenses and other current assets      6,436      6,349      6,349      6,349
                                                --------   --------   --------   --------
                                                  64,023     71,515     77,923     82,578

Goodwill                                          77,016     69,536     69,536     69,536
Property, Plant and Equipment                     42,040     43,422     40,079     39,962
Other assets and deferred charges, net             8,842      8,841      8,841      8,841
                                                --------   --------   --------   --------
Total Assets                                    $191,920   $193,314   $196,379   $200,917
                                                ========   ========   ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Current maturities of long-term debt         106,785         28         28         28
    Payables and accrued expenses                 34,122     38,480     42,582     45,408
                                                --------   --------   --------   --------
                                                 140,907     38,508     42,610     45,436

Noncurrent liabilities:
    Long Term Debt                                   626     10,621     10,593     10,565
    Other Liabilities                              9,645      8,765      8,585      8,585
    Minority Interests                            26,787     26,448     26,947     27,951
                                                --------   --------   --------   --------
                                                 177,965     84,342     88,735     92,537


Total Stockholders' Equity                        13,955    108,972    107,644    108,380
                                                --------   --------   --------   --------
Total Liabilities and Stockholders' Equity .    $191,920   $193,314   $196,379   $200,917
                                                ========   ========   ========   ========

NUMBERS MAY NOT TOTAL DUE TO ROUNDING.

                                  AMERICAN BANKNOTE CORPORATION
                            PROJECTED CONSOLIDATED INCOME STATEMENTS
                                 FISCAL YEARS 2004 THROUGH 2007
                                           (UNAUDITED)
                                         (IN THOUSANDS)


                                                        Fiscal Year Ending December 31,
                                               ------------------------------------------------
                                                  2004         2005         2006        2007
                                               ----------   ----------   ----------  ----------

TOTAL REVENUES                                 $ 162,544    $ 164,041    $ 182,952   $ 198,518
COST AND OPERATING EXPENSES
Cost of Goods Sold                               114,796      119,828      134,958     145,034
Selling and Administrative expenses               24,905       21,714       22,011      24,770
Depreciation and Amortization                     11,755       11,729       13,205      10,680
Goodwill impairment                                   --        7,480           --          --
Restructuring                                        159        1,600           --          --
                                               ----------   ----------   ----------  ----------
    OPERATING INCOME                              10,929        1,690       12,778      18,034

Interest expense                                  10,774          772          700         700
Other, Net                                        (7,330)          81           --          --
                                               ----------   ----------   ----------  ----------
    INCOME BEFORE INCOME TAXES                     7,485          837       12,078      17,334
Provision for income taxes                         6,554        6,262        5,577       8,191
                                               ----------   ----------   ----------  ----------
    Income (loss) before Minority Interest           931       (5,425)       6,501       9,143
Minority Interest                                  1,889        1,361        2,199       2,704
                                               ----------   ----------   ----------  ----------
    Income (loss) before discontinued
     operations                                     (958)      (6,786)       4,302       6,439
Discontinued Operations                          (55,952)          --           --          --
                                               ----------   ----------   ----------  ----------
    Net Income/(Loss)                          $  54,994    $  (6,786)   $   4,302   $   6,439
                                               ==========   ==========   ==========  ==========

SUPPLEMENTAL DATA:
EBITDA                                         $  22,843    $  22,499    $  25,983   $  28,714


NUMBERS MAY NOT TOTAL DUE TO ROUNDING

                                 AMERICAN BANKNOTE CORPORATION
                             CONSOLIDATED STATEMENT OF CASH FLOWS
                                FISCAL YEARS 2004 THROUGH 2007
                                          (UNAUDITED)
                                        (IN THOUSANDS)


                                                        Fiscal Year Ending December 31,
                                                ---------------------------------------------
                                                    2004        2005        2006        2007
                                                ---------   ---------   ---------   ---------
OPERATING ACTIVITIES
   Net (loss) income                            $   (958)   $ (7,017)   $  4,302    $  6,440
   Discontinued operations                        55,952          --          --          --
                                                ---------   ---------   ---------   ---------
                                                  54,994      (7,017)      4,302       6,440
                                                ---------   ---------   ---------   ---------
Adjustments to reconcile net (loss) income to
net cash provided by (used for) operating
activities:
   Depreciation and amortization                  11,755      11,729      13,205      10,680
   Goodwill and asset impairment                    (547)      7,480          --          --
   Gain on sale of assets                        (59,379)         --          --          --
   Other non-cash                                 (3,370)         --          --          --
   Accounts Receivable                            (1,427)     (2,649)     (3,152)     (2,344)
   Inventories                                    (3,269)     (7,698)     (4,196)     (3,719)
   Prepaid Expenses                                  557          87          --          --
   Payables and Accrued Expenses                   1,624       4,358       4,102       2,826
   Accrued Interest                                7,899          --          --          --
   Other Liabilities                               1,541        (880)       (180)         --
   Minority Interest                               1,889       1,361       2,199       3,703
                                                ---------   ---------   ---------   ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES         12,267       6,771      16,280      17,586

INVESTING ACTIVITIES
   Capital expenditures                           (7,076)    (13,111)     (9,862)    (10,562)
   Proceeds from asset sales                       4,296          --          --          --
                                                ---------   ---------   ---------   ---------
NET CASH USED IN INVESTING ACTIVITIES             (2,780)    (13,111)     (9,862)    (10,562)

FINANCING ACTIVITIES
   Proceeds from exit financing, net                  --    $ 11,000          --          --
   Net proceeds (repayments) of revolver          (1,420)        (28)        (28)        (28)
   Distributions/Dividends                        (1,514)     (7,400)     (7,330)     (7,404)
   Senior Notes Repurchased                       (2,496)         --          --          --
                                                ---------   ---------   ---------   ---------
NET CASH (USED) PROVIDED BY FINANCING
   ACTIVITIES                                     (5,430)      3,572      (7,358)     (7,432)

INCREASE IN CASH AND CASH EQUIVALENTS              4,057      (2,768)       (940)       (408)
EFFECT OF FX ON CASH                                 804          --          --          --
CASH AND CASH EQUIVALENTS AT BEGINNING OF
     YEAR                                       $  8,869    $ 13,730    $ 10,962    $ 10,022
                                                ---------   ---------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR        $ 13,730    $ 10,962    $ 10,022    $  9,614
                                                =========   =========   =========   =========


NUMBERS MAY NOT TOTAL DUE TO ROUNDING

                                    EXHIBIT G
                                       TO
          AMENDED DISCLOSURE STATEMENT WITH RESPECT TO DEBTOR'S AMENDED
           PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY
                                      CODE

                                    _______


                              EMPLOYMENT CONTRACTS

                              EMPLOYMENT AGREEMENT


         THIS AGREEMENT is made and entered into as of the 1st day of April , 2001 by and between American Banknote Corporation, a Delaware corporation (hereinafter referred to as the "Company"), and Steven G. Singer, an individual (hereinafter referred to as the "Executive").

         WHEREAS, the Company wishes to retain the services of the Executive in the capacities herein set forth, and the Executive wishes to be employed by the Company in such capacities;

         WHEREAS, by resolution of the Board of Directors dated March 22, 2001 the undersigned directors are authorized to enter into this Employment Agreement on behalf of the Company;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Executive hereby agree as follows:

         SECTION 1. EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment with the Company, upon the terms and conditions hereinafter set forth.

         SECTION 2. TERM. Subject to the provisions for earlier termination hereinafter set forth, the term of employment hereunder (the "Term") shall commence on April 1, 2001 and shall continue for a period of three (3) years, terminating on April 1, 2004. Such three-year period or any subsequent Renewal Period (as defined below) is referred to herein as the "Employment Period".

         SECTION 3. RENEWAL of Agreement. At the end of any Employment Period, this Agreement will be automatically renewed for an additional period of two (2) years (each a "Renewal Period") unless: (i) the Company, by written notice to the Executive informs the Executive that it will not renew this Agreement or
(ii) the Executive, by written notice to the Company, informs the Company that he will not renew this Agreement. Such notice shall be provided to the Executive or to the Company, as the case may be, at least thirty (30) days prior to the end of the relevant Employment Period.

         SECTION 4. COMPENSATION. the Company agrees to provide the Executive with salary and other benefits and perquisites for all services rendered by the Executive under this Agreement in accordance with Schedule A attached hereto.

         SECTION 5. DUTIES. During the Term, the Executive shall serve as Chairman of the Board of Directors and Chief Executive Officer of the Company and each of its major operating subsidiaries.

         SECTION 6. EXTENT OF SERVICE. During the Term, the Executive shall be required to devote the equivalent of substantially full-time efforts to the business and affairs of the Company and its affiliates, and to use his best efforts to perform faithfully and efficiently his responsibilities hereunder. Notwithstanding the foregoing, the Company acknowledges that the Executive shall be entitled, from time to time, to attend to-other, pre-existing and non-competitive business interests. The Company further agrees to allow Executive the use of one extra office space at its principal location for the use of support staff for such other business interests, but all other costs of such support staff shall be borne solely by Executive.Section 7. TERMINATION OF EMPLOYMENT.

         SECTION 7.1. The Company may immediately terminate the Executive's employment at any time during the Employment Period for Cause. For purposes of this Agreement,- "Cause" shall mean the Executive having engaged, in the written opinion of independent counsel, in gross misconduct against the Company, which misconduct has caused substantial injury to the business and affairs of the Company or an affiliate, monetary or otherwise.

         Section 7.3. NOTICE OF TERMINATION. Any termination by the Company for Cause shall be communicated by Notice of Termination to the Executive given in accordance with Section 11.5 hereof. For purposes of this Agreement, a "Notice of Termination" means a written notice which (i) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive's employment hereunder, (ii) provides a copy of the opinion of independent counsel stating that Cause exists, and (iii) specifies the termination date.

         SECTION 8. OBLIGATIONS OF THE COMPANY UPON TERMINATION.

         SECTION 8.1. If the Executive's employment is terminated for Cause during the Employment Period, this Agreement shall terminate without further obligation by the Company to the Executive under this Agreement other than (a) the Company shall pay the compensation set forth in Schedule A attached hereto accrued up to the effective date of such termination, and (b) the Executive shall be permitted to retain and exercise unimpaired any stock options (or any portion thereof) which shall have vested prior to up to the effective date of such termination

         SECTION 8.2. If the Executive's employment is terminated for any reason other than for Cause, if the Company fails to renew this agreement pursuant to
Article 3, or if the Executive shall terminate his employment for Good Reason (as hereinafter defined), then the Company shall pay to the Executive a lump sum severance payment in an amount equal to 3 years of the Base Salary in effect on the date of termination, the Company shall continue to provide all medical, dental, life and other insurance coverage called for under this agreement for a period of 3 years from the effective date of such termination, and all stock options issued to Executive shall immediately become vested -and exercisable.

         SECTION 8.3. The Executive may, at any time upon written notice to the Company, terminate his employment for Good Reason in the event that the Company shall at any time during the Employment Period (a) assign him to any position or duties other than those set forth in Article 5, (b) fail to re-elect him to the Board of Directors, (c) require the Executive to report to any person or entity other than the Board of Directors, (d) relocate the Company's corporate offices to any location other than Manhattan, New York; Westchester County, New York, or Bergen County, New -Jersey, unless approved in writing by the Executive, or (e) reduce or otherwise materially alter the Executive's Base Salary, bonus or other benefits hereunder.

         SECTION 9. COVENANTS OF EXECUTIVE.

         SECTION 9.1 NOTICE OF RETIREMENT, RESIGNATION OR TERMINATION OF EMPLOYMENT. The Executive agrees that he will not voluntarily retire, resign or otherwise terminate his employment relationship with Company, except in connection with a notice given pursuant to Section 3 below, without first giving the Company at least 120 days' prior written notice of the effective date thereof.

         SECTION 9.2 EXECUTIVE Cooperation. The Executive agrees to assist and cooperate with the Company in connection with the defense or prosecution of any claim that may be made against or by the Company, or in connection with any investigation or dispute or claim of any kind involving the Company.

         Section 9.3 RIGHTS AND REMEDIES UPON BREACH. The Executive agrees that any breach of this Agreement would cause irreparable harm to the Company and that, in the event of such breach, the Company shall have, in addition to all other remedies at law, the right to seek an injunction, specific performance or other equitable relief to prevent or redress the violation of Executive's obligations hereunder.

         SECTION 10. Restrictive COVENANTS.

         SECTION 10.1 COMPANY PROPERTY. The Executive agrees that all client, supplier and distributor lists, client data, financial or other data, computer software programs, source codes, plans, contracts, agreements, literature, manuals, catalogs, brochures, books, records, research, charts, maps, correspondence and other materials furnished to the Executive by the Company or any of its affiliates, or secured through the efforts of the Executive and relating to the business conducted by the Company or any of its affiliates, are and shall remain the property of the Company, and/or its affiliates, and the Executive agrees to deliver all such materials, including all copies thereof, to the Company upon the termination of the Executive's employment hereunder, or at any other time at the Company's request.

         SECTION 10.2 CONFIDENTIALITY. Except for the benefit of the Company or any of its affiliates, the Executive agrees that the Executive will not at any time during or after the Executive's employment with the Company use, reveal, divulge or make known to any person, firm or corporation any trade secrets or confidential information relating to the business of the Company or any of its affiliates, and will retain all such knowledge and information in trust in a fiduciary capacity for the sole benefit of the Company, its affiliates and their respective successors and assigns. Such information shall include, but is not limited to: (a) confidential Company, affiliate and customer financial and other information; marketing strategies and plans, personnel strategies, plans and information; affiliation strategies and plans; cost and pricing strategies, plans and data; new product and service offerings; regulatory matters; legal matters; and internal investigations; (b) client lists, phone numbers, electronic mail addresses, electronic mail messages (sent and received), facsimile numbers, call lists, processes, techniques, diagrams, telephone records, computer software and other data; (c) memoranda, notes, procedural guidelines, fee and compensation structure, and other technical data of the Company or its affiliates or their respective clients; (d) trade secrets, business practices and procedures, research and development data, business, financial, marketing and economic plans, business models, systems and methodologies, computer output, program listings, simulated results, mathematical models, programs, algorithms, numerical techniques1 and elliptical results, diaries, calendars, and rolodexes of the Company or its affiliates or their respective clients; and (e) all information pertaining to any assignments performed for or on behalf of the Company during the course of Executive's employment.

         SECTION 10.3 PROVISIONS SURVIVE TERMINATION OF AGREEMENT. Except as expressly provided in any other written agreement between the Company and the Executive the provisions of this Section 10 (and Sections 8, 9 and 11) shall survive the termination of this Agreement and the Executive's employment with the Company hereunder.

         SECTION 11. GENERAL.

         SECTION 11.1 SUPERSEDES PRIOR AGREEMENTS. This Agreement supersedes all prior agreements and understandings between the Executive and the Company or any of Its affiliates, directors, officers, shareholders, employees, or their respective attorneys, agents or representatives, and constitutes the entire Agreement between the parties, respecting the subject matter hereof and there are no representations, warranties or commitments other than those expressed herein.

         SECTION 11.2 OTHER AGREEMENTS. The Executive represents and wan-ants to the Company that the Executive is not a party to or bound by, and the employment of the Executive by the Company or the Executive's disclosure of any information to the Company or its utilization of such information will not violate or breach any, employment, retainer, consulting, license, non-competition, non-disclosure, trade secrets or other agreement between the Executive and any other person, partnership, corporation, joint venture, association or other entity.

         SECTION 11.3 AMENDMENT. No modification or amendment of, or waiver under, this Agreement shall be valid unless in writing and signed by the Executive and an officer of the Company pursuant to express authority granted by the Company.

         SECTION 11.4 WAIVER. The waiver by the Company or the Executive of a breach of any provision of this Agreement by the other shall not operate or be construed as a waiver of any subsequent breach.

         Section 11.5 NOTICES. Each notice, request, demand, approval or other communication which may be or is required to be given under this Agreement shall be in writing and shall be deemed to have been property given when received personally at the address set forth below for the intended party during normal business hours at such address, when received by facsimile or other electronic transmission at the respective facsimile transmission numbers of the parties set forth below, or when received by recognized overnight courier or by' United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

         If to the Company:

         American Banknote Corporation
         200 Park Avenue
         New York, New York 10166-4999
         Attn:  Patrick Gentile

         with a copy to:

         Solomon, Zauderer, Ellenhorn, Frischer & Sharp
         45 Rockefeller Plaza, 7k" Floor
         NewYork, New York 10111
         Attn:  Robert L Mazzeo
         Tel:   (212) 956-3700
         Fax:   (212) 9564068


         If to the Executive:

         Steven G. Singer
         10 Loman Court
         Cresskill, New Jersey 07626

         or such other address as he may from time to time designate to the Company.

         Notices may be given to such other address or addresses or by way of such other facsimile transmission number, as a particular party may from time to time designate by written notice to the other party hereto. Each notice, request, demand, approval or other communication which is sent in accordance with this Section shall not be deemed delivered, given and received for all purposes of this Agreement until actually received by the other party.

         SECTION 11.6 SUCCESSORS; ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the Company and the Executive and their respective heirs, personal representatives, permitted assignees and successors. Neither party may assign this Agreement; provided, however, that the Company may, without the prior consent of the Executive, assign this Agreement to an affiliate or to an entity to which the Company has sold all or substantially all of its assets. The Company shall obtain an agreement from a successor who purchases all or substantially all of the assets of the Company to assume and agree to perform this Agreement.

         SECTION 11.7 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of laws provisions thereof. The parties agree that the personal jurisdiction and venue of any action brought under this Agreement shall be in the state or federal courts located in New York State.

         SECTION 11.8 HEADINGS. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

         SECTION 11.9 UNENFORCEAB1E TERMS. In the event any term or provision of this Agreement shall for any reason be invalid, illegal, or unenforceable in any respect, this Agreement shall be interpreted and construed as if such term or provision had never been included herein and the validity and enforceability of any other provision hereof shall be unaffected thereby.

         Section 11.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one and the same agreement.

                           [Signature Page to Follow]

         IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the day and year first above written.




AMERICAN BANKNOTE CORPORATION:


By:__________________________________________
      C. Gerald Goldsmith
      Chairman Emeritus and Director


By: _____________________________________
      Raymond L. Steele
      Director


EXECUTIVE:



STEVEN G. SINGER

                                   SCHEDULE A
                                       TO
                              EMPLOYMENT AGRE EMENT
           BETWEEN STEVEN G. SINGER AND AMERICAN BAN KNOTE CORPORATION

                                  COMPENSATION

1. Salary. During the Term, the Company shall pay to the Executive a monthly salary ("Base Salary~) of no less than $32,500. payable in equal installments twice per month.

2. Salary Increases. On September 1 of each year during the Term, the Board of Directors shall review the Base Salary for appropriate increases; provided that in no event will the Board of Directors reduce the Base Salary then in effect. In the event of any increase in the Base Salary for any reason, the increased amount shall automatically become the Base Salary.

3. Bonus. In each year during the Term, the Company shall pay to the Executive a bonus in an amount equal to 50% of the Base Salary at the end of such year, based upon achieving budgeted annual EBITDA targets. Each year the Compensation Committee of the Board of Directors shall establish a bonus plan, which plan shall provide for partial bonus upon partial achievement of EBITDA targets and excess bonus upon exceeding E BITDA targets. For FY 2001, it is understood that the following plan was adopted by the Board of Directors:

        ~ 85% of Budgeted EBITDA                        0% of 50% (i.e. 0)
        85 to 90% of Budgeted EBITDA                    25% of 50% (i.e. 12.5%)
        90 to 95% of Budgeted EBITDA                    50% of 50% (i.e. 25%)
        95% to ~100% of Budgeted EBITDA                 75% of 50% (i.e. 37.5%)
        j 000/a to 11 0% of Budgeted EBITDA             100% of 50% (i.e. 50%)
        110% to 120% of Budgeted EBITDA                 125% of 50% (i.e. 52.5%)
        > 120 % of Budgeted EBITDA.                     150% of 50% (i.e. 75%)

3. Other Benefits. The Executive shall be entitled to participate in and receive the benefits of any and all stock option, pension, retirement, vacation, profit sharing, health, disability, insurance and other benefit plans, programs and policies, if any, which may be maintained by the Company from time to time during the Term, or may elect to receive the cash value thereof in lieu of participation.

4. Life Insurance. In addition to the other benefits and perquisites offered to key executives of the Company, the Company shall obtain and pay for a life insurance policy insuring against the death of the Executive in the amount of at least $1 3000,000 and naming such beneficiaries as the Executive shall designate from time to time.

5. Automobile. The Company shall provide Executive with a Company-owned or Company-leased automobile of a make and model appropriate to his level of employment.

6. Expenses. The Company shall advance to or reimburse the Executive for all reasonable out-of-pocket expenses incurred in connection with his employment hereunder, in accordance with Company policy, provided, however, that notwithstanding any policy to the contrary, all air or rail travel by Executive may be in First Class.

                                                   American Banknote Corporation
                                                                 410 Park Avenue
                                                         New York, NY 10022-4407
                                                                  (212) 593-5700
                                                              FAX (212) 593-9615



January 29, 1999

Patrick Gentile
34 Red Rose Circle
Darren, CT 06820

Dear Pat,

          This letter confirms your compensation and benefits package as of the date of this letter.

          You will continue to hold the position of Senior Vice President, Finance and Chief ACCOUNTING Officer of American Banknote Corporation ("ABN"). - Your present base compensation is SI 85,000 annually, subject to annual reviews in accordance with Company policy. YOU will continue to participate in the Company's Executive Incentive and Benefits programs in effect for senior employees at your level. Your targeted bonus opportunities under Challenge 2000 or a similar based program are benchmarked at 37.5% of your annual base salary measured against specific corporate financial results, to a maximum of 50% of base salary if the Company exceeds such results by 120%. In addition, you are eligible to receive a bonus of 37.5% of your base salary to a maximum of 50%, depending on whether you meet or exceed your individual performance goals. 1998s minimum bonus will be 50% of base.

          You are eligible to continue to participate in the Company's Long-Term Incentive, the various Employee Stock Option Plans (and by this letter we are confirming the awards previous made to you under those plans), the Challenge 2000 Program and the Supplemental Employee Retirement Plan, according to the terms and conditions of the respective plans.

          In addition to the above, the Company shall reimburse you for you car lease payments, insurance and the maintenance thereof until the end of your current lease. These reimbursements will be grossed-up to take into account personal income taxes. At the end of this lease, the Company will lease a car of your choice (no longer than 2 years lease) with a retail value of up to $30,000.

American Banknote Corporation


         Further, we agree that upon termination of your employment by the Company for any reasons other than "For Cause", including death and disability or following a "Change of Control" or at your own initiative anytime after June 30, 1999, the Company will continue your base salary then in effect (subject to withholding taxes) for a period of 24 months and continue your employee health and dental benefits (subject to applicable employee contributions) for a period of 24 months from date of your termination or at employee's option a 2 year payment without benefits from the date of your termination.

         "For Cause" means that your termination of employment is based solely upon (1) materially breaching or failing to materially perform your immediate duties under applicable law and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness, (2) committing an act of dishonesty in the performance of your duties, or (3) being convicted of felony involving moral turpitude.

         "Change in Control" means the consummation by the Company of (A) any consolidation or merger of the Company in which neither (i) the holders of the voting stock of the Company immediately before such consolidation or merger will in the aggregate own 40% or more of voting stock of the continuing or surviving corporation immediately after such event, nor (ii) persons serving as directors of the Corporation immediately before such merger or consolidation will constitute a majority of the directors of the continuing or surviving corporation immediately after such event, or (B) the sale, lease, exchange or other transfer (in one or a series of related transactions) of all or substantially all of the assets of the Company.


                                                AMERICAN BANKNOTE CORPORATION




                                                By:_____________________________
                                                       Morris Weissman
                                                       Chairman and CEO


AGREED AND ACCEPTED:



By:___________________________
       Patrick Gentile





                                        2